


06014980

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME: Fairquest Energy Limited

*CURRENT ADDRESS: 3400, 450 - First Street S.W.
Calgary, Alberta T2P 5H1
Canada

**FORMER NAME:

**NEW ADDRESS:

FILE NO. 82- 34987   FISCAL YEAR

PROCESSED
JUL 11 2006
THOMSON FINANCIAL

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☑
DEF 14A (PROXY)	☐		

OICF/BY: 7/10/06
DAT :

Schedule A

Document No. 1

Underwriting Agreement effective as of April 25, 2006

UNDERWRITING AGREEMENT

Effective as of April 25, 2006

Fairquest Energy Limited
3400, 450 – 1st Street S.W.
Calgary, Alberta T2P 5H1

Attention: Richard A. Walls
President and Chief Executive Officer

Dear Sir:

Re: Private Placement of Common Shares of Fairquest Energy Limited on a "Flow-Through" Basis

GMP Securities L.P., as co-lead underwriter, together with Sprott Securities Inc., Canaccord Capital Corp., Raymond James Ltd. and BMO Nesbitt Burns Inc. (collectively, the "**Underwriters**") understand that Fairquest Energy Limited (the "**Corporation**") proposes to issue and sell 3,500,000 common shares in the capital of the Corporation on a "flow-through" private placement basis pursuant to the *Income Tax Act* (Canada) (the "**Flow-Through Shares**") at an issue price of $9.90 per Flow-Through Share for aggregate gross proceeds of $34,650,000 (the "**Private Placement**"). The Flow-Through Shares are to have the attributes described and contemplated herein and in the Subscription Agreements, (as defined herein). The Underwriters understand further that the Corporation covenants to incur and thereafter renounce Qualifying Expenditures (as defined herein) to the Subscribers (as defined herein) and to file all necessary forms and reports in connection with the issuance of the Flow-Through Shares hereunder with the appropriate tax authorities.

Upon and subject to the terms and conditions hereof the Underwriters hereby agree to act as, and, by its acceptance hereof, the Corporation hereby appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Flow-Through Shares for sale on the Closing Date (as defined herein) at a price of $9.90 per Flow-Through Share, provided that if less than 3,500,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters hereby severally, and not jointly, agree to purchase as principals from the Corporation and, by its acceptance hereof, the Corporation agrees to issue and sell to the Underwriters, in the respective percentages set forth in section 17 hereof, such number of Flow-Through Shares in order that a total of 3,500,000 Flow-Through Shares at a price of $9.90 per Flow-Through Share are issued and sold under the Private Placement for aggregate gross proceeds of $34,650,000.

It is understood that prior to or at the Closing Time (as defined below), the Underwriters will endeavour to arrange for purchasers in the Selling Jurisdictions to purchase Flow-Through Shares in the place and stead of the Underwriters at the Closing Time.

The Underwriters shall be entitled, in connection with the offering and sale of the Flow-Through Shares, to retain as sub-agents other registered investment dealers or brokers to participate in the solicitation of offers to purchase the Flow-Through Shares and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Flow-Through Shares from other registered investment dealers or brokers. The Underwriters will have the exclusive right to select such sub-agents and the fees payable to such sub-agents shall be for the account of the Underwriters.

1. Definitions

In this Agreement:

(a) **"ABCA"** means the *Business Corporations Act* (Alberta), R.S.A. 2000, c.B-9, as amended;

(b) **"Act"** means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(c) **"Applicable Securities Laws"** includes all applicable securities laws, rules, regulations, notices, policies and similar instruments;

(d) **"Business Day"** means a day which is not Saturday or Sunday or a legal holiday in the City of Calgary, Alberta;

(e) **"Canadian Exploration Expense(s)"** or **"CEE"** means Canadian exploration expense described in paragraphs (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Act, or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Act, the amount of any assistance described in paragraph 66(12.6)(a) of the Act and any "specified expense" described in paragraph 66(12.6)(b.1) of the Act;

(f) **"Closing Date"** means May 11, 2006 or such other date as the Underwriters and the Corporation may agree;

(g) **"Closing Time"** means 8:00 a.m. (Calgary time) or such other time, on the Closing Date, as the Underwriters and the Corporation may agree;

(h) **"Commitment Amount"** means an amount equal to $9.90 multiplied by the number of Flow-Through Shares subscribed for and paid for pursuant to the Private Placement provided for herein;

(i) **"Corporation's counsel"** means Burnet, Duckworth & Palmer LLP or such other legal counsel as the Corporation may retain;

(j) **"Documents"** means, collectively:

(i) the annual information form of the Corporation dated March 24, 2006 for the period ending December 31, 2005;

(ii) the information circular dated March 17, 2006 in connection with the annual meeting of the shareholders of the Corporation held on April 25, 2006 (the "Information Circular");

(iii) the Financial Statements;

(iv) all press releases of the Corporation filed subsequent to December 31, 2005; and

(v) all material change reports of the Corporation filed subsequent to December 31, 2005;

(k) **"Due Diligence Session"** shall have the meaning set forth in section 3(f) of this Agreement;

(l) **"Due Diligence Session Responses"** means the written responses of the Corporation, as given by any director or senior officer of the Corporation, at a Due Diligence Session (including the agreed upon written record of any verbal responses given at a Due Diligence Session):

(i) excluding the portion of such responses which are forward-looking or relate to projections or forecasts; but

(ii) including the portion of such responses which relate to the oil and gas reserves of the Corporation;

(m) **"Expenditure Period"** means the period commencing on the Closing Date and ending on the earlier of:

(i) the date on which the Commitment Amount has been fully expended in accordance with the terms hereof and the Subscription Agreements; and

(ii) December 31, 2007;

(n) **"Financial Statements"** means the audited financial statements of the Corporation for the period ended December 31, 2005, together with the notes thereto and the auditors' report thereon;

(o) **"GLJ"** means GLJ Petroleum Consultants Ltd., Calgary, Alberta;

(p) **"NI 45-102"** means National Instrument 45-102 (Resale of Securities);

(q) **"Public Record"** means all information with respect to the Corporation filed by or on behalf of the Corporation with the securities commission or similar regulatory authority in the provinces of British Columbia, Alberta, Ontario and Québec and any other information filed by or on behalf of the Corporation with

any such securities commission or similar regulatory authority in compliance, or intended compliance, with any Applicable Securities Laws;

(r) **"Qualifying Expenditures"** means expenses that are CEE at the date they are incurred to the extent permitted to be renounced to the Subscribers;

(s) **"Reserve Report"** means the report dated February 28, 2006 prepared by GLJ, evaluating certain of the Corporation's crude oil and natural gas reserves effective December 31, 2005;

(t) **"Securities Commissions"** the securities commissions in the Selling Jurisdictions;

(u) **"Selling Dealer Group"** means the registered dealers and brokers other than the Underwriters who participate in the offer and sale of the Flow-Through Shares pursuant to this Agreement;

(v) **"Selling Jurisdictions"** means the provinces of British Columbia, Alberta, Manitoba and Ontario and such other jurisdictions in Canada (excluding Québec) as the Underwriters may designate and give notice to the Corporation at least 48 hours prior to the Closing Date;

(w) **"Subscriber"** means any person who, pursuant to the Private Placement provided for herein, executes a Subscription Agreement which is accepted by the Corporation;

(x) **"Subscription Agreements"** means the agreements in the form mutually acceptable to the Corporation and the Underwriters to be entered into between the Subscribers and the Corporation with respect to the offering of the Flow-Through Shares;

(y) **"Taxes"** means all taxes, however denominated, including any interest, penalties, or other additions thereto that are imposed by any government, agency or authority, or a subdivision thereof, which is entitled to impose Taxes or administer any legislation relating to Taxes, and shall for greater certainty include, but not be limited to, federal and provincial income and capital taxes, payroll and employee withholding taxes, employment insurance premiums, Canada pension plan contributions, the goods and services tax charged pursuant to the *Excise Tax Act* (Canada), sales and use taxes, ad valorem taxes, excise taxes, franchise taxes, gross receipts taxes, business licence taxes, occupation taxes, real and personal property taxes, stamp taxes, environmental taxes, workers' compensation premiums, and all other amounts of the same or of a similar nature to any of the foregoing, whether or not such amounts are described as taxes;

(z) **"Transfer Agent"** means Computershare Trust Company of Canada;

(aa) **"TSX"** means the Toronto Stock Exchange;

(bb) **"Underwriters' counsel"** means Bennett Jones LLP or such other legal counsel as the Underwriters may retain; and

(cc) **"Underwriting Fee"** shall have the meaning set forth in section 2 of this Agreement.

"**affiliated**", "**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws in the Selling Jurisdictions, "**distribution**" means "**distribution**" or "**distribution to the public**", as the case may be, as defined under the Applicable Securities Laws in the Selling Jurisdictions and "**distribute**" has a corresponding meaning.

In this Agreement, "**to the best of the knowledge of**", "**to the best of its knowledge**" or "**to its knowledge**" means, unless otherwise expressly stated, a statement of the declarant's knowledge of the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances; and "**to the best of the knowledge of the Corporation**" or "**to the best of the Corporation's knowledge**" means, unless otherwise expressly stated, a statement as to the best knowledge of each of the senior officers of the Corporation about the facts or circumstances to which such phrase related, after having made due and applicable inquiries and investigations in connection with such facts and circumstances that would ordinarily be made in the discharge of each such officer's duties.

In this Agreement, unless there is something in the subject matter or context inconsistent therewith:

(a) words used herein importing the singular number include the plural and vice versa, words importing the use of any gender include all genders, and words importing persons include individuals, partnerships, associations, trusts, unincorporated organizations and corporations, and the rest of the sentence is construed as if the necessary grammatical and terminological changes had been made; and

(b) references herein to any agreement or instrument, including this Agreement, are deemed to be references to the agreement or instrument as varied, amended, modified, supplemented or replaced from time to time, and any specific references herein to any legislation or enactment are deemed to be references to such legislation or enactment as the same may be amended or replaced from time to time.

The division of this Agreement into articles, sections, paragraphs, subparagraphs and clauses and the insertion of headings are for convenience of reference only and do not affect the construction or interpretation of this Agreement. The terms "**this Agreement**", "**hereof**", "**herein**", "**hereunder**" and similar expressions refer to this Agreement and the schedules hereto and not to any particular article, section, paragraph, subparagraph, clause or other portion hereof and include any agreement or instrument supplementary or ancillary hereto.

2. Commission

In consideration for their services hereunder, the Corporation agrees to pay the Underwriters on the Closing Date a fee equal to 5% of the aggregate gross proceeds (the "**Underwriting Fee**") received by the Corporation on the sale of the Flow-Through Shares. For greater certainty, the services provided by the Underwriters in connection herewith will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies provided will be incidental to the exempt financial services provided.

3. Covenants of the Corporation

(a) The Corporation shall cause to be provided to the Underwriters such number of copies of the Documents as the Underwriters may reasonably request and such delivery shall constitute the Corporation's consent to use the Documents in connection with the sale of the Flow-Through Shares.

(b) The Corporation will use its reasonable commercial efforts to obtain, prior to the Closing Time, all necessary regulatory approvals for the distribution of the Flow-Through Shares in the Selling Jurisdictions under the prospectus exemptions provided for in the Subscription Agreements and the listing of the Flow-Through Shares on the TSX.

(c) The Corporation will duly, punctually and faithfully perform all the obligations to be performed by it under the Subscription Agreements which it accepts including, without limitation, to incur and renounce Qualifying Expenditures as more particularly set forth in section 6 of the Subscription Agreements.

(d) The Corporation shall, subject to any corporate reorganization, merger, plan of arrangement or take-over bid, use its reasonable commercial efforts to maintain the listing of its Common Shares the TSX (or any successor thereof) until December 31, 2006.

(e) The Corporation shall, subject to any corporate reorganization, merger, plan of arrangement or take-over bid, use its reasonable commercial efforts to maintain its status as a reporting issuer (or equivalent) not in default of any Applicable Securities Laws in such of the Selling Jurisdictions in which it is currently a reporting issuer.

(f) Without limiting the scope of the due diligence inquiries the Underwriters may conduct, the Corporation shall, if requested by GMP Securities L.P. on behalf of the Underwriters, use its reasonable commercial efforts to make available its senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to Closing (the "**Due Diligence Session**"); the Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to the questions directed to the management of the Corporation and shall use its reasonable commercial efforts to have its auditors and independent engineers

provide written responses to such questions in advance of the Due Diligence Session.

4. Material Change

(a) During the period commencing from the date hereof until the Closing Time, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets taken as a whole; and

(ii) the occurrence or discovery of a material fact or event, which, in any such case, is, or may be, of such a nature as to:

(A) render any portion of the Public Record or any responses provided by the Corporation at the Due Diligence Session untrue, false or misleading in a material respect;

(B) result in a material misrepresentation in the Public Record; or

(C) result in the Public Record not complying with the Applicable Securities Laws in a material respect;

provided that if the Corporation is uncertain as to whether a material change, change, occurrence or event of the nature referred to in this paragraph has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature.

(b) During the period commencing from the date hereof until the Closing Time, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or similar securities regulatory authority for any amendment to the Public Record or for any additional information;

(ii) the issuance by any Securities Commission or any other securities commission or similar regulatory authority in any jurisdiction, the TSX or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation or of the institution or threat of institution of any proceedings for that purpose; and

(iii) the receipt by the Corporation of any material communication from any of the Securities Commissions or any other securities commission or similar regulatory authority in any jurisdiction, the TSX or any other competent authority relating to any part of the Public Record or the distribution of the Flow-Through Shares.

(c) The Corporation will promptly comply to the reasonable satisfaction of the Underwriters and the Underwriters' counsel with the Applicable Securities Laws in each of the Selling Jurisdictions with respect to any material change, change, occurrence or event of the nature referred to in paragraphs 4(a) and (b) above.

(d) During the period commencing from the date hereof until the Closing Time, the Corporation will promptly inform the Underwriters of the full particulars of any investigation of which it becomes aware by any of the Securities Commissions or any other securities commission or similar regulatory authority in any jurisdiction, the TSX or any other competent authority, into the activities or conduct of any of the directors or officers of the Corporation.

(e) During the period commencing from the effective date hereof until the Closing Time, the Corporation will, if reasonably practicable in the Corporation's judgment, acting reasonably, promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to filing or issuance:

(i) any document constituting part of the Public Record; and

(ii) any press release (subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information). Any press release issued by the Corporation concerning the Flow-Through Shares is to include the following legend: "NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES."

5. Representations, Warranties and Covenants of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties, that:

(a) the Corporation has been duly incorporated and organized and is validly existing under the laws of the jurisdiction of its formation, and has all requisite corporate capacity, authority and power to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(b) the Corporation has no subsidiaries and is not affiliated with, nor is it a holding corporation of, any other body corporate, nor is it a partner of any partnership;

(c) the Corporation is duly registered and qualified to carry on business and is validly subsisting under the laws of each jurisdiction in which it carries on its business;

(d) at the Closing Date, the Corporation will have full corporate power and authority to issue the Flow-Through Shares and the Flow-Through Shares will be duly and validly authorized, allotted and reserved for issuance and, upon receipt of the purchase price therefor, be issued as fully paid and non-assessable shares in the capital of the Corporation;

(e) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of this Agreement and the Subscription Agreements by the Corporation or any of the transactions contemplated hereby or thereby does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of the shareholders or directors of the Corporation or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is bound, or any judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or the assets of the Corporation;

(f) at the Closing Date, the Corporation will have full corporate right, power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and this Agreement and the Subscription Agreements will have been and will be duly authorized, executed and delivered by the Corporation and will be legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to the general qualifications that such legality, validity, binding effect and enforceability may be limited by:

(i) applicable bankruptcy, insolvency, moratorium, reorganization or other laws affecting creditors' rights generally;

(ii) equitable remedies, including the remedies of specific performance and injunctive relief, being available only in the discretion of the applicable court;

(iii) the statutory and inherent powers of a court to grant relief from forfeiture, to stay execution of proceedings before it and to stay executions on judgments;

(iv) the applicable laws regarding limitations of actions;

(v) the enforceability of provisions which purport to sever any provision which is prohibited or unenforceable under applicable law without affecting the enforceability or validity of the remainder of such document would be determined only in the discretion of the court;

(vi) the enforceability of the provisions exculpating a party from liability or duty otherwise owed by it to another and certain remedial terms and waivers of equitable defences provided for in such agreement or other document may be limited under applicable law;

(vii) the possibility that rights to indemnity, contribution and waiver under this Agreement may be limited or unavailable under applicable law;

(viii) the requirement of a court that the discretionary powers expressed to be conferred on any party to such agreement, indenture or other document be exercised reasonably and in good faith notwithstanding any provisions to the contrary and the possibility that such court may decline to accept as conclusive factual or legal determinations described as conclusive therein; and

(ix) the fact that costs of and incidental to all proceedings authorized to be taken in court are in the discretion of the court and that the court has full power to determine by whom and to what extent such costs shall be paid;

(g) there has not been any adverse material change in the capital, assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Financial Statements and there has not been any adverse material change in the business, operations, capital or condition (financial or otherwise) or results of the operations of the Corporation since December 31, 2005, other than as publicly disclosed or disclosed in the Public Record; and since that date there have been no material facts, transactions, events or occurrences which could reasonably be expected to materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation which are not disclosed in the Public Record, and the Corporation has not entered into any transaction which may have a materially adverse effect on the Corporation and which was not in the ordinary course of business, which have not been disclosed in the Public Record;

(h) the Financial Statements fairly present, in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition of the Corporation as at the dates thereof and reflect all material liabilities (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof required to be disclosed in accordance with generally accepted accounting principles in Canada; since the filing of the Financial Statements the Corporation has not filed with any Securities Commission any financial statements other than the Financial Statements;

(i) except as set forth in the Financial Statements and the Documents and indebtedness incurred in the ordinary course since the dates thereof, the Corporation does not have any material indebtedness or any material contingent liabilities except for potential abandonment and reclamation liabilities in respect of its properties and assets;

(j) there are no actions, suits, proceedings or inquiries, to the knowledge of the Corporation pending or threatened, against or affecting the Corporation at law or in equity or before or by any federal, provincial, state, county, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way adversely materially affect, or may in any way reasonably adversely materially affect, the business, operations or condition (financial or

otherwise) of the Corporation or the assets of the Corporation, or which materially affect or may materially affect the distribution of the Flow-Through Shares;

(k) since December 31, 2005, the Corporation has not incurred, assumed or suffered any liability (absolute, accrued, contingent or otherwise) or entered into any transaction, which is or may be material to the Corporation and is not in the ordinary course of business;

(l) the Corporation is not a party to or bound by any material agreement of guarantee, indemnification or any other like commitment (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws, and indemnification obligations in favour of agents or underwriters of securities offerings, indemnification obligations of the transfer agents or guarantee or indemnification obligations in the ordinary course of its business) of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(m) the Corporation does not have any loans or other indebtedness currently outstanding to or from any of its insiders, officers, directors or employees or any other person not dealing at arm's length with the Corporation;

(n) no event of material default under any material agreement or instrument pursuant to which indebtedness of the Corporation has been issued, has occurred, and no event which with the giving of notice or the passage of time or both would constitute an event of material default under any such agreement or instrument has occurred and is continuing;

(o) the information and statements set forth in the Public Record were true, correct, and complete and did not contain any material misrepresentation, as of the date of such information or statements, and no material change (as defined in Applicable Securities Laws in the Selling Jurisdictions) has occurred in relation to the Corporation which is not disclosed in the Public Record, and the Corporation has not filed any confidential material change reports which continue to be confidential;

(p) the authorized capital of the Corporation consists of an unlimited number of common shares, an unlimited number of first preferred shares issuable in series, and 981,500 performance shares of which as at the date hereof, but prior to the issuance of the Flow-Through Shares pursuant to this Agreement, 28,016,331 common shares are validly issued and outstanding as fully paid and non-assessable (after giving effect to the cancellation of 35,200 common shares held by employees of the Corporation that have left the employ and such shares are cancelable pursuant to the terms of an escrow agreement);

(q) there are no outstanding securities convertible or exchangeable into any securities or ownership interests of the Corporation or any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right for the purchase of any unissued securities of the Corporation, except for: *(i)* the

1,292,400 common shares reserved for issuance upon the exercise of stock options issued pursuant to the Corporation's stock option plan; (ii) 4,707,500 common shares issuable on exercise of outstanding common share purchase warrants; and (iii) the not more than 981,500 common shares reserved for issuance pursuant to the performance shares;

(r) the Corporation has duly filed all tax returns or tax information returns, as applicable, required to be filed by it and all such tax returns are complete and correct, has paid all Taxes due and payable by it and has paid all assessments and re-assessments and all other Taxes, governmental charges, penalties, interest and other fines due and payable by it and which are claimed by any governmental authority to be due and owing and adequate provision has been made for Taxes payable for any completed fiscal period for which tax returns are not yet required and there are no agreements, waivers, or other arrangements providing for an extension of time with respect to the filing of any tax return or payment of any Taxes, governmental charge or deficiency by the Corporation and there are no actions, suits, proceedings, investigations or claims, to the knowledge of the Corporation, threatened or pending against the Corporation in respect of Taxes, governmental charges or assessments or any matters under discussion with any governmental authority relating to Taxes, governmental charges or assessments asserted by any such authority;

(s) other than the approval of the TSX, no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in the Selling Jurisdictions in connection with the sale and delivery of the Flow-Through Shares hereunder;

(t) the form and terms of the definitive certificates representing the Flow-Through Shares are in due and proper form under the laws governing the Corporation and are in compliance with the applicable requirements of the TSX;

(u) to the best of the knowledge of the Corporation, no other party is in default in the observance or performance of any material term or obligation to be performed by it under any contract to which the Corporation is a party or by which it is bound which is material to the business of the Corporation and no event has occurred which with notice or lapse of time or both would directly or indirectly constitute such a default, in any such case which default or event would reasonably be expected to have a material adverse effect on the assets or properties, business, results of operations, prospects or condition (financial or otherwise) of the Corporation;

(v) the minute books of the Corporation contain full, true and correct copies of the constating documents of the Corporation and, at the Closing Time, will contain copies of all minutes of all meetings and all consent resolutions of the directors and shareholders of the Corporation, and all such meetings were duly called and properly held and all such resolutions were properly adopted except to the extent that any such failure could not reasonably be expected to have a material adverse effect on the Corporation;

(w) none of the directors or senior officers of the Corporation, or any "associate" or "affiliate" (as such terms are defined in the *Securities Act* (Alberta)) of any of the foregoing persons or companies, has or has had any material interest, direct or indirect, in any continuing or existing material transaction or has any material interest, direct or indirect, in any proposed transaction which is material to or will materially adversely affect the Corporation or its business, except that certain directors and senior officers of the Corporation are directors, officers and securityholders of Fairborne Energy Trust which has certain contractual arrangements with the Corporation (including a technical services agreement and farm-in agreements);

(x) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, for brokerage fees, finder's fees, agent's commissions or other similar forms of compensation with respect to the offering of the Flow-Through Shares;

(y) other than as set forth in Schedule 5(y) hereto, other than in respect of capital expenditures in the normal course of business, there are no material contracts or agreements which have or which might have or create any material obligation on the Corporation or from which it derives or could derive any material benefit or which are required by the Corporation to carry on its business. For the purposes of this representation and warranty, any contract or agreement is deemed to be material where such contract will, or may reasonably be expected to, result in expenditures by the Corporation of an aggregate of more than $500,000 during any twelve month period, or the Corporation receiving or being entitled to receive revenue of more than $500,000 during any 12 month period, or is out of the ordinary course of business of the Corporation;

(z) the Corporation is not a party to any written contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of the Corporation other than employment agreements with Richard A. Walls and Robert A. Maitland;

(aa) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholder agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation other than the escrow agreement entered into in connection with the plan of arrangement effective June 1, 2005 pursuant to which certain securities of the Corporation are held in escrow;

(bb) to the knowledge of the Corporation, the Corporation has conducted, and is conducting, its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies of each jurisdiction in which it carries on business relating to the protection of the environment, occupational health and safety or the processing, use, treatment, storage, disposal, discharge, transport or handling of any pollutants, contaminants, chemicals or industrial, toxic or hazardous wastes or substance ("**Hazardous**

Substances") or the licensing thereof ("**Environmental Laws**") and the Corporation holds all material licenses, registrations, permits, authorities and qualifications in all jurisdictions in which it carries on its business which are necessary or desirable to carry on its business as now conducted and as presently proposed to be conducted, all such licenses, registrations, permits, authorities and qualifications of the Corporation are valid and existing and in good standing, except where the failure to so conduct its business or to hold such licences, registrations, permits, authorities or qualifications would not have a material adverse effect upon the Corporation, the Corporation has not received notice of any proceedings relating to the revocation or modification of any such licenses, registrations, permits, authorities or qualifications which, if the subject of an unfavourable decision, ruling or finding, would materially adversely affect the business, operations, financial condition or prospects of the Corporation, the Corporation has not received any notice of, or been prosecuted for, an offence alleging non-compliance with any Environmental Laws, nor is the Corporation the subject of any outstanding stop orders, control orders, clean-up orders or reclamation orders under applicable environmental laws and regulations, the Corporation has not settled any allegation of non-compliance, and there are no orders or directions relating to environmental matters requiring any material work, repairs, construction or capital expenditures to be made with respect to any of the assets of the Corporation nor has the Corporation received notice of any of the same;

(cc) to the knowledge of the Corporation, none of the TSX, the Securities Commissions or any other securities commission or similar regulatory authority in any jurisdiction has issued any order preventing or suspending trading of any securities of the Corporation and the Corporation is entitled to avail itself of the applicable prospectus exemptions available under the Applicable Securities Laws in the Selling Jurisdictions in respect of the trades in its securities to Subscribers as contemplated by this Agreement and the Subscription Agreements;

(dd) the representations and warranties made by the Corporation in the Subscription Agreements will be true and correct as of the date at which they are made;

(ee) the common shares of the Corporation are listed and posted for trading on the TSX and the Corporation is in compliance with the bylaws, rules and regulations of the TSX in all material respects;

(ff) the Corporation is a "reporting issuer" within the meaning of the Applicable Securities Laws in each of the provinces of British Columbia, Alberta, Ontario and Québec and is not in default of any material requirements of the Applicable Securities Laws therein or the securities laws of any other jurisdiction;

(gg) Computershare Trust Company of Canada, at its principal office in the cities of Calgary and Toronto, is the duly appointed registrar and transfer agent of the Corporation with respect to its common shares;

(hh) the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(ii) all filings by the Corporation pursuant to which the Corporation has received or is entitled to receive government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(jj) to the knowledge of the Corporation, as at the date of this Agreement, no insider of the Corporation has the present intention to sell any securities of the Corporation;

(kk) although it does not warrant title, the Corporation does not have reason to believe that it does not have good and marketable title to or the irrevocable right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purposes of this clause, the foregoing are referred to as the "**Interests**") and does represent and warrant that the Interests are free and clear of all liens, charges, encumbrances, restrictions or adverse claims created by, through or under the Corporation other than any liens or encumbrances that may be outstanding pursuant to credit agreements with the Corporation's bank, and those arising in the ordinary course of business, and to the best of the Corporation's knowledge, the Corporation holds its interests under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements;

(ll) to the knowledge of the Corporation, (with respect only to properties where the Corporation is not the operator) there has not occurred any material spills, emissions or pollution on any property of the Corporation or for which the Corporation is or may be responsible;

(mm) the Corporation has no knowledge of any change in any reserves information provided to GLJ for the purposes of the preparation of the Reserve Report since the date that such information was so provided to GLJ which would result in any adverse material change to the quantity or pre-tax present worth value of estimated future net revenue values of the Corporation as set out in the Reserve Report, other than as a result of changes in commodity prices. The Corporation believes that the Reserve Report reasonably present the quantity and pre-tax present worth value of estimated future net revenue values of oil and natural gas reserves of the Corporation as at the effective dates thereof in respect of reserves information therein based upon information available in respect of such reserves at the time such report was prepared and the price assumptions contained therein. The Corporation has not requested GLJ to evaluate any of the reserves of the Corporation subsequent to the effective dates of the Reserve Report;

(nn) the Corporation is not aware of any pending or threatened action, suit, proceeding or inquiry which, in aggregate, could have an material adverse effect on: (i) the quantity and pre-tax present value of estimated future net revenue values of oil and natural gas reserves of the Corporation as shown in the Reserve Report; (ii) the current production of the Corporation; or (iii) the current cash flow of the Corporation;

(oo) any and all operations of the Corporation and to the best of the Corporation's knowledge, any and all operations by third parties, on or in respect of the assets and properties of the Corporation have been materially conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of government and other competent authorities;

(pp) other than pursuant to this Agreement and pursuant to common shares issued on a "flow-through" basis on October 12, 2005 as more particularly described in the Financial Statements, the Corporation is not a party to any other agreement for the issuance of "flow-through shares" which has not been satisfied or terminated;

(qq) the Corporation is a "principal-business corporation" as defined in subsection 66(15) of the Act and will continue to be a "principal-business corporation" at all times relevant to the valid renunciation of Qualifying Expenditures to Subscribers effective on or before December 31, 2006;

(rr) subject to any agreements to which the Corporation is not a party, upon issuance pursuant to the Subscription Agreements, the Flow-Through Shares will be "flow-through shares" for the purposes of subsection 66(15) of the Act and will not constitute "prescribed shares" for the purposes of section 6202.1 of the regulations to the Act;

(ss) no consents, approvals, authorizations or orders are required under the laws of any jurisdiction or of any court or governmental agency or body or any stock exchange applicable to the Corporation (except those contemplated herein and those that have been obtained) to ensure that the Flow-Through Shares will constitute "flow-through shares" within the meaning of subsection 66(15) of the Act;

(tt) the Corporation is in compliance with the filing and certification requirements of each of National Instrument 51-102 (Continuous Disclosure Obligations) and Multilateral Instrument 52-109 (Certification of Disclosure in Issuers' Annual and Interim Filings).

(uu) the Corporation maintains insurance with respect to its properties and its business consistent with industry practice; and

(vv) the Corporation shall comply with all the covenants and agreements made by it in the Subscription Agreements.

It is further agreed by the Corporation that all representations, warranties and covenants in this section 5 made by the Corporation to the Underwriters shall also be deemed to be

made for the benefit of the Subscribers as if the Subscribers were also parties hereto (it being agreed that the Underwriters are acting for and on behalf of the Subscribers for this purpose).

6. Indemnity

(a) The Corporation shall indemnify and save the Underwriters and the Underwriters' agents, directors, officers and employees harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses to which the Underwriters, or any of the Underwriters' agents, directors, officers or employees may be subject or which the Underwriters, or any of the Underwriters' agents, directors, officers or employees may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(i) any misrepresentation or reasonably alleged misrepresentation (except a misrepresentation which is based upon information relating solely to the Underwriters and furnished to the Corporation by the Underwriters or the Underwriters' counsel expressly for inclusion in the Public Record) contained in the Public Record;

(ii) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Flow-Through Shares by any competent authority if such prohibition or restriction is based on any misrepresentation or alleged misrepresentation of a kind referred to in subparagraph 6(a)(i);

(iii) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any one or more competent authorities (not based upon the activities or the alleged activities of the Underwriters or their banking or selling group members, if any) relating to or materially affecting the trading or distribution of the Flow-Through Shares;

(iv) any material breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement, a Subscription Agreement or any requirement of Applicable Securities Laws in the Selling Jurisdictions; or

(v) any misrepresentation or alleged misrepresentation contained in the Due Diligence Session Responses (taken as a whole);

provided that in the event and to the extent that a court of competent jurisdiction in a final judgment from which no appeal can be made or regulatory authority in a final ruling from which no appeal can be made shall determine that any proceedings or liabilities in respect of which indemnity may be sought resulted solely from the negligence, fraud or wilful misconduct of any party entitled to indemnity hereunder, or such party is in breach of, default under or non-compliance with any material representation, warranty, term, condition or

covenant of this Agreement, this indemnity shall not apply. Further, the rights of indemnity contained in this subsection 6(a) do not apply if the Corporation has provided to the Underwriters for delivery to Subscribers at least 24 hours prior to the Closing Time documents that correct any misrepresentation or alleged misrepresentation which is the basis of such claim.

The Underwriters shall be entitled, as trustee, to enforce the obligations contained herein on behalf of any other party entitled to indemnity or contribution hereunder.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any securities commission, regulatory authority, stock exchange, court, or other entity having regulatory authority, and any representative of the Underwriters shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Corporation by the Underwriters, the Corporation shall pay the Underwriters the reasonable costs thereof (including an amount to reimburse the Underwriters for time spent by their personnel in connection therewith on such individuals' usual per diem rates and out-of-pocket expenses incurred by its personnel in connection therewith), as they occur except legal proceedings or investigations resulting from the negligence, fraud or wilful misconduct of an Indemnified Person (as defined below).

(b) If any claim contemplated by paragraph 6(a) shall be asserted against any of the persons or corporations in respect of which indemnification is or might reasonably be considered to be provided for in such paragraph, such person or corporation (the "**Indemnified Person**") shall notify the Corporation as soon as possible of the nature of such claim (provided that the omission to so notify the Corporation shall not relieve the Corporation of any liability which the Corporation may have hereunder except and only to the extent that any such delay or failure to give notice as herein required prejudices the defence of such claim or results in any material increase in the liability which the Corporation may have under this indemnity) and the Corporation shall be entitled (but not required) to assume the defense of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by paragraph 6(a) if:

(i) the Indemnified Person has been advised by counsel that there may be a reasonable legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation and that a conflict of interest exists which makes representation by counsel chosen by the Corporation unadvisable (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(ii) the Corporation shall not have assumed the defence of such proceedings and employed counsel within ten (10) days after notice of commencement of such proceedings; or

(iii) the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel (on a solicitor and his client basis) shall be paid by the Corporation, provided that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all such Indemnified Persons.

(c) No admission of liability and no settlement of any proceeding shall be made without the consent of the Indemnified Persons affected, such consent not to be unreasonably withheld. No admission of liability shall be made by an Indemnified Person without the consent of the Corporation, such consent not to be unreasonably withheld, and the Corporation shall not be liable for any settlement of any proceeding made without their consent, such consent not to be unreasonably withheld.

(d) The rights and remedies of the Indemnified Person set forth in sections 6 and 7 hereof are to the fullest extent possible in law cumulative and not alternative and the election by any Indemnified Person to exercise any such right or remedy shall not be, and shall not be deemed to be, a waiver of any other rights and remedies.

(e) The Corporation waives any right it may have of first requiring an Indemnified Person to proceed against or enforce any other right, power, remedy or security or claim or to claim payment from any other person before claiming under this indemnity. It is not necessary for an Indemnified Person to incur expense or make payment before enforcing such indemnity.

7. Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is, for any reason, held by a court to be unavailable from the Corporation on ground of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (including legal or other expenses reasonably incurred in connection with investigation or defence of the same) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand, and by the party or parties seeking indemnity on the other hand, from the offering of the Flow-Through Shares; or

(b) if the allocation provided by paragraph 7(a) above is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in paragraph 7(a) above but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statements, commissions or omissions or other matters which resulted in such liabilities, claims, demands, losses, costs, damages or expenses as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the fees received by the Underwriters. In the case of liability arising out of the Public Record, the relative fault of the Corporation, on the one hand, and of the Underwriters, on the other hand, shall be determined by reference, among other things, to whether the misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 6 above relates to information supplied or which ought to have been supplied by, or steps or actions taken or done on behalf of or which ought to have been taken or done on behalf of, the Corporation or the Underwriters and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing referred to in section 6 above.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding paragraphs. The rights to contribution provided in this section 7 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters under this section 7 shall be limited to the amount payable to the Underwriters under section 2 hereof.

8. Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issuance and distribution of the Flow-Through Shares shall be borne by the Corporation, including, without limitation, the TSX listing fees, the fees payable pursuant to the Applicable Securities Laws, the fees and expenses of the Corporation's counsel, the fees and expenses of agent counsel retained by the Corporation's counsel, the fees and expenses of the Corporation's auditors, transfer agents, engineers and other outside consultants, the reasonable fees and expenses of Underwriters' counsel (to a maximum of $35,000 together with reasonable disbursements plus applicable GST) and the reasonable out-of-pocket expenses of the Underwriters relating to this transaction (to a maximum of $10,000) and all other costs and expenses relating to this transaction;

9. Termination

(a) Any Underwriter may terminate its obligations hereunder, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(i) any of the Subscribers (other than control persons) would be subject to a hold period of greater than four months and one day following the Closing Date under Applicable Securities Laws in the Selling Jurisdictions;

(ii) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Flow-Through Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority or by any other competent authority, and has not been rescinded, revoked or withdrawn;

(iii) the state of the financial markets or of the oil and gas business becomes such that the Flow-Through Shares cannot, in the sole opinion of the Underwriters (or any of them), acting reasonably, be successfully marketed;

(iv) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced, commenced or threatened by any securities commission or similar regulatory authority or by any other competent authority if, in the reasonable opinion of the Underwriters (or any of them), the announcement, commencement or threatening thereof materially adversely affects or may materially adversely affect the trading or distribution of the Flow-Through Shares;

(v) there shall occur any adverse material change or a new material fact or a development of the nature referred to in subparagraph 4(a) that could reasonably be expected to result in an adverse material change in respect of the business, operations, capital, condition (financial or otherwise), properties, assets, liabilities, obligations or affairs of the Corporation;

(vi) there should develop, occur or come into effect or existence any event, action, state, condition or financial occurrence, or any catastrophe of national or international consequence, any law or regulation, or any other occurrence of any nature whatsoever, which, in the sole opinion of the Underwriters (or any of them), acting reasonably, materially adversely affects, or involves, or will materially adversely affect, or involve, the financial markets or the business, operations or affairs of the Corporation such that it would not be practical (in the sole opinion of the Underwriters (or any of them), acting reasonably) to market the Flow-Through Shares;

(vii) the Corporation shall be in breach of, default under or non-compliance with, in any material respect, any representation, warranty, term or condition of this Agreement or the Subscription Agreements; or

(viii) the Underwriters (or any of them) shall determine that there exists any fact or circumstance not generally disclosed to the public by the Corporation at the date hereof, which would have, in the opinion of the Underwriters (or any of them), acting reasonably, a significant adverse effect on the market price or value of the Flow-Through Shares.

(b) The Underwriters (or any of them, if applicable) may exercise any or all of the rights provided for in paragraph 9(a) or sections 10 or 15 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the Flow-Through Shares for sale and the Underwriters shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to paragraph 9(a) or sections 10 or 15 if such waiver or estoppel is in writing and specifically waives or estoppes such exercise or reliance.

(c) Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under sections 6, 7 or 8 herein. The right of the Underwriters to terminate their obligations hereunder are in addition to, and without prejudice to, any other remedies they may have.

10. Closing Documents

The obligations of the Underwriters hereunder shall be conditional upon the Underwriters receiving, and the Underwriters shall have the right on the Closing Date on behalf of the Subscribers to withdraw all Subscription Agreements delivered and not previously withdrawn by Subscribers unless the Underwriters receive, on the Closing Date:

(a) a legal opinion of the Corporation's counsel addressed to the Underwriters and Underwriters' counsel, in form and substance reasonably satisfactory to the Underwriters and Underwriters' counsel, with respect to such matters as the Underwriters and Underwriters' counsel may reasonably request relating to the offering of the Flow-Through Shares, including, without limitation, that:

(i) the Corporation:

(A) has been duly incorporated, is validly subsisting under the laws of the jurisdiction of its incorporation;

(B) has all requisite corporate power and authority to carry on its business as now conducted by it and to own its properties and assets; and

(C) is qualified to carry on business under the laws of the provinces or states in which it carries on a material portion of its business;

(ii) the Corporation has full corporate power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and this Agreement and the Subscription Agreements have been duly authorized, executed and delivered by the Corporation and constitute legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to usual exceptions including laws relating to creditors' rights generally and except that rights to indemnity and contribution may be limited or unavailable by applicable law;

(iii) the execution and delivery of this Agreement and the Subscription Agreements and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Subscription Agreements by the Corporation does not and will not result in a breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under, any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein or any term or provision of the articles or by-laws of the Corporation or, of which counsel is aware, resolutions of the directors or shareholders of the Corporation, any mortgage, note, indenture, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date, of which such counsel is aware, or any judgment, decree or order applicable to the Corporation of which counsel is aware, which might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or the assets of the Corporation;

(iv) the Flow-Through Shares are "flow-through shares" for the purposes of subsection 66(15) of the Act and are not "prescribed shares" for the purposes of section 6202.1 of the regulations to the Act;

(v) the form and terms of the definitive certificates representing the common shares of the Corporation have been approved and adopted by the directors of the Corporation and are in due and proper form under the laws governing the Corporation and are in compliance with the requirements of the TSX;

(vi) the Flow-Through Shares have been reserved and allotted for issuance and when issued in accordance with the terms of this Agreement will be validly issued as fully paid and non-assessable shares;

(vii) the offering, sale, issuance and delivery of the Flow-Through Shares by the Corporation to the Subscribers in accordance with the Subscription

Agreements are exempt, either by statute, regulation or order, from the registration and prospectus requirements of the Applicable Securities Laws in the Selling Jurisdictions and no prospectus will be required and no other document must be filed, proceeding taken or approval, permit, consent, authorization or authority obtained under the Securities Laws in any of the Selling Jurisdictions to permit such offering, sale and delivery of the Flow-Through Shares by the Corporation to the Subscribers, except for the filing by the Corporation, within the prescribed time periods, of the required reports of such sale and the payment by the Corporation of applicable fees relating thereto;

(viii) the Flow-Through Shares have been conditionally accepted for listing on the TSX, subject to any applicable filing requirements;

(ix) the authorized and issued capital of the Corporation;

(x) the first trade in the Flow-Through Shares;

and all other legal matters, including compliance with the Applicable Securities Laws in the Selling Jurisdictions in any way connected with the issuance, sale and delivery of the Flow-Through Shares, as the Underwriters may reasonably request.

It is understood that the Corporation's counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than Alberta or Canada and on certificates of officers of the Corporation or the Transfer Agent as to relevant matters of fact;

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by its Chief Executive Officer and one other senior officer of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this Agreement and the Subscription Agreements on its part to be complied with or satisfied at or prior to the Closing Time;

(ii) the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in subparagraph 9(a)(ii), (iv), (v) or (vii) has occurred or to the knowledge of such officers is pending, contemplated or threatened excluding with respect to subparagraphs 9(a)(iv) and (v) any obligation to make a determination as to the Underwriters' opinion;

(iv) the Corporation has made and/or obtained, at or prior to the Closing Time, all necessary filings, approvals, consents and acceptances of applicable regulatory authorities and under any applicable agreement or document to which the Corporation is a party or by which it is bound in respect of the

execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Flow-Through Shares and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities and the TSX following the Closing Date); and

(v) such other matters as may be reasonably requested by the Underwriters or Underwriters' counsel;

(c) evidence satisfactory to the Underwriters that the Corporation has obtained all necessary approvals of the TSX for the issuance and listing of the Flow-Through Shares, subject only to the filing of documents which may be required by the TSX; and

(d) acceptance by the Corporation of Subscription Agreements in the aggregate amount of all of the subscriptions for the Flow-Through Shares.

Subject to the compliance by the Underwriters with their obligations hereunder, the Corporation may not reject any properly completed Subscription Agreement unless the number of Flow-Through Shares subscribed for pursuant to all the Subscription Agreements and tendered by the Underwriters, exceeds the maximum number of Flow-Through Shares to be sold under this Agreement or unless the issuance of Flow-Through Shares pursuant thereto would breach applicable laws.

11. Deliveries

The sale of the Flow-Through Shares shall be completed at the Closing Time at the offices of Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in section 10 herein, the Underwriters, on the Closing Date, shall deliver to the Corporation:

(a) duly completed Subscription Agreements for the Flow-Through Shares and where applicable, all completed forms required by the Applicable Securities Laws;

(b) all originally executed and properly completed forms and certificates required to be provided by the Subscriber in form acceptable to the TSX or other applicable securities regulatory authorities or the Corporation, as applicable; and

(c) a wire transfer with receipt confirmed at par in Calgary in an amount equal to the aggregate amount of all of the subscriptions for the Flow-Through Shares delivered to and accepted by the Corporation (or effect payment in such other manner as the Corporation and the Underwriters may agree) less the amount of the Underwriters' Fee and the fees and expenses of the Underwriters' counsel and the Underwriters;

against delivery by the Corporation of:

(d) the opinions, certificates and documents referred to in section 10 above; and

(e) definitive certificates representing, in the aggregate, all of the Flow-Through Shares subscribed for in accordance with the instructions set out in the Subscription Agreements, the particulars of which shall be provided by the Underwriters to the Corporation in writing not less than forty-eight (48) hours prior to the Closing Time provided such certificates registered in such names may, subject to receipt by the Corporation and the Transfer Agent of a satisfactory indemnity, be delivered in advance of the Closing Date to the Underwriters or such other parties in such locations as the Underwriters may direct and the Underwriters and the Corporation may agree upon;

12. Due Diligence

Prior to the Closing Time, the Corporation shall allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to fulfill their obligations as underwriters.

13. Restrictions on Offerings

Provided that the sale of the Flow-Through Shares is completed in accordance with this Agreement, the Corporation agrees that, other than for purposes of stock option grants or to satisfy the terms of existing instruments already issued, prior to 120 days after the Closing Date, it shall not issue or enter into any agreements to issue any Common Shares or financial instruments convertible or exchangeable into Common Shares in the capital of the Corporation without the consent of GMP Securities L.P., such consent not to be unreasonably withheld.

14. Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to the Corporation, Attention: Richard A. Walls, President and Chief Executive Officer, at the above address, fax no. (403) 290-3216 and a copy to:

Burnet Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9

Attention: Mr. Steve Cohen
Fax No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

GMP Securities L.P.
1600, 500 – 4th Avenue S.W.
Calgary, Alberta T2P 2V6

Attention: Mr. Wade Felesky
Fax No.: (403) 543-3589

Sprott Securities Inc.
1800, 300 – 5th Avenue S.W.

Calgary, Alberta T2P 3C4

Attention: Mr. Philip Moore
Fax No.: (403) 266-4222

Canaccord Capital Corp.
2200, 450 – 1st Street S.W.
Calgary, Alberta T2P 5P8

Attention: Mr. George T. Wilson
Fax No.: (403) 508-3866

Raymond James Ltd.
2500, 707 – 8th Avenue S.W.
Calgary, Alberta T2P 1H5

Attention: Mr. Jason Holtby
Fax No.: (403) 509-0535

BMO Nesbitt Burns Inc.
2200, 333 – 7th Avenue S.W.
Calgary, Alberta T2P 2Z1

Attention: Mr. Kevin Everingham
Fax No.: (403) 515-1535

and a copy to:

Bennett Jones LLP
4500, 855 – 2nd Street S.W.
Calgary, Alberta T2P 4K7

Attention: Mr. William S. Osler
Fax No.: (403) 265-7219

or to such other address as the party may designate by notice given to the other. Each communication shall be personally delivered to the addressee or sent by fax transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:00 p.m. (local time) on a Business Day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a communication which is sent by fax transmission shall, if sent on a Business Day before 4:00 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is sent.

15. Conditions

(a) All terms and conditions of this Agreement to be performed by the Corporation shall be construed as conditions, and any material breach or failure to comply with any material terms and conditions shall entitle the Underwriters to terminate their obligations to purchase the Flow-Through Shares by written notice to that effect given to the Corporation prior to the Closing Date. The Underwriters may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

(b) All terms and conditions of this Agreement to be performed by the Underwriters shall be construed as conditions, and any material breach or failure to comply with any material terms and conditions shall entitle the Corporation to terminate its obligations to sell the Flow-Through Shares by written notice to that effect given to the Underwriters prior to the Closing Date. The Corporation may waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, term or condition hereof, or extend the time for compliance therewith, without prejudice to its rights in respect of any other representation, warranty, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, term or condition hereof, provided that any such waiver or extension shall be binding on the Corporation only if the same is in writing.

16. Survival of Representations and Warranties

All representations, warranties, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Flow-Through Shares, the distribution of the Flow-Through Shares and shall continue in full force and effect for the benefit of the Underwriters and the Corporation regardless of any investigation by or on behalf of the Underwriters with respect thereto.

17. Several Liability of Underwriters

(a) The obligations of the Underwriters to purchase the Flow-Through Shares shall be several and not joint and shall be limited to the percentages of the aggregate number of the Flow-Through Shares set out opposite the names of the Underwriters respectively below:

GMP Securities L.P.	28%
Sprott Securities Inc.	28%
Canaccord Capital Corp.	22%
Raymond James Ltd.	13%

BMO Nesbitt Burns Inc. 9%

(b) If at the Closing Time any one or more of the Underwriters fails or refuses to purchase its respective percentage of the Flow-Through Shares, the remaining Underwriters shall be obligated severally to purchase such Flow-Through Shares which the defaulting Underwriter or Underwriters have failed to purchase, in the proportion that the percentage set forth opposite the name of each of the remaining Underwriters bears to the aggregate of such percentages.

(c) Notwithstanding the provisions of Section 17(b), if the percentage of the total number of Flow-Through Shares which one or more of the Underwriters has failed to purchase exceeds 10%, the requirement to purchase provided for in Section 17(b) shall not apply and the other Underwriters shall have the right, but not the obligation, to purchase severally, on a *pro rata* basis as between themselves (or in such other proportion as they may agree upon) all, but not less than all, of the Flow-Through Shares which would otherwise have been purchased by the Underwriters which fail to purchase.

(d) If any non-defaulting Underwriter elects not to exercise the right provided for in Section 17(c) and no other non-defaulting Underwriter elects to exercise such right so as to assume the entire obligations of the defaulting Underwriter(s) and arrangements satisfactory to GMP Securities L.P. (on behalf of the Underwriters) and the Corporation for the purchase of such Flow-Through Shares are not made within two Business Days after such default, then:

(i) the non-defaulting Underwriters shall not be obliged to purchase any of the Flow-Through Shares.

(ii) the Corporation shall not be obliged to sell less than all of the Flow-Through Shares; and

(iii) the Corporation shall be entitled to terminate its obligations under this Agreement in which event there shall be no further liability on the part of the Corporation to the Underwriters except in respect of any liability which may have arisen or may thereafter arise under Sections 6, 7 or 8 herein.

(e) In any case, in the event of an event governed by Section 17(b) or 17(c), either a non-defaulting Underwriter or the Corporation shall have the right to postpone the Closing Time for such period, not exceeding two Business Days, in order that the required changes, if any, in documents or arrangements may be effected.

18. Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by GMP Securities L.P. which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under sections 6 or 7, any matter referred to in section 9 and any agreement under section 17.

19. Underwriters' Covenants

The Underwriters covenant and agree with the Corporation that they will:

(a) conduct activities in connection with the proposed offer and sale of the Flow-Through Shares in compliance with all the Applicable Securities Laws and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Flow-Through Shares;

(b) not advertise the proposed offering or sale of the Flow-Through Shares in the printed media of general and regular paid circulation, radio, television or telecommunications including electronic display;

(c) not solicit subscriptions for the Flow-Through Shares, trade in Flow-Through Shares or otherwise do any act in furtherance of a trade of Flow-Through Shares outside of the Selling Jurisdictions;

(d) not take any actions or make available to prospective subscribers any documents or materials which would constitute or require the Corporation to prepare an offering memorandum as defined under Applicable Securities Laws;

(e) obtain from each Subscriber an executed Subscription Agreement and such forms as may be required by the TSX, the Securities Commissions or the Corporation as supplied by the Corporation to the Underwriters for delivery hereunder; and

(f) provide to the Corporation all necessary information in respect of the Underwriters and the Subscribers to allow the Corporation to file, with the Securities Commissions, if required, reports of the trades of the Flow-Through Shares in accordance with Applicable Securities Laws within ten days of the Closing Date.

20. Assignment and Enurement

This Agreement and the provisions hereof shall be binding upon and enure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns, provided that neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by a party without the prior consent of the other parties.

21. Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

22. Relationship Between the Corporation and the Underwriters

The Corporation: (i) acknowledges and agrees that the Underwriters have certain statutory obligations as registrants under the Applicable Securities Laws and may have fiduciary relationships with their clients; and (ii) consents to the Underwriters acting hereunder while continuing to act for their clients. To the extent that the Underwriters' statutory obligations as registrants under the Applicable Securities Laws or their fiduciary relationships with their clients conflict with their obligations hereunder, the Underwriters shall be entitled to fulfill their statutory obligations as registrants under the Applicable Securities Laws and their duties to their clients. Nothing in this Agreement shall be interpreted to prevent the Underwriters from fulfilling their statutory obligations as registrants under the Applicable Securities Laws or to act as fiduciaries of their clients.

23. Currency

Unless otherwise indicated, all dollar amounts referred to herein are expressed in Canadian funds.

24. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein and the parties hereby attorn to the jurisdiction of the courts of the Province of Alberta and all courts of appeal therefrom.

25. Time of the Essence

Time shall be of the essence of this Agreement.

26. Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

27. Prior Agreements

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation, including the letter agreement between the Corporation and GMP Securities L.P. dated April 25, 2006.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to GMP Securities L.P.

GMP SECURITIES L.P.

Per: (signed) *"Wade Felesky"*

SPROTT SECURITIES INC.

Per: (signed) *"Philip J. Moore"*

CANACCORD CAPITAL CORP.

Per: (signed) *"George Wilson"*

RAYMOND JAMES LTD.

Per: (signed) *"Jason Holtby"*

BMO NESBITT BURNS INC.

Per: (signed) *"Kevin Everingham"*

ACCEPTED AND AGREED to effective as of the 25th day of April, 2006.

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Robert A. Maitland"*

SCHEDULE 5(y)

MATERIAL CONTRACTS

Technical Services Agreement dated May 30, 2005 as between the Corporation and Fairborne Energy Ltd.

Farm-In Agreements dated June 1, 2005 as between the Corporation and Fairborne Energy Ltd. (among others)

Schedule A

Document No. 2

News Release dated May 11, 2006

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Calgary Alberta, May 11, 2006

FAIRQUEST ENERGY CLOSES $34.65 MILLION FLOW-THROUGH COMMON SHARE PRIVATE PLACEMENT FINANCING

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to announce that it has closed its previously announced private placement of 3,500,000 flow-through common shares at a price of $9.90 per flow-through common share for total gross proceeds of $34.65 million. The offering was co-led by GMP Securities L.P. and Sprott Securities Inc. and included Canaccord Capital Corporation, Raymond James Ltd. and BMO Nesbitt Burns Inc.

The proceeds of the financing will be used for Fairquest's capital program in 2006. The capital progam for 2006 totals $80 million. Canadian exploration expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2006

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements: *Certain information regarding the Company in this news release including management's assessment of future plans and operations, renunciation of expenditures to subscribers and the use of the proceeds from the private placement, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, economic changes, the effects of weather, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds*

and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Schedule A

Document No. 3

News Release dated May 9, 2006

FAIRQUEST ENERGY LIMITED

Q1/06

NEWS RELEASE

FOR IMMEDIATE RELEASE – MAY 9, 2006

FAIRQUEST ENERGY LIMITED ANNOUNCES 2006 FIRST QUARTER FINANCIAL AND OPERATING RESULTS

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations for the first quarter 2006.

HIGHLIGHTS

Financial *($ thousands, except per share amounts)*	THREE MONTHS ENDED MARCH 31, 2006
Petroleum and natural gas revenue	5,697
Funds generated from operations	2,255
Per share - basic	$ 0.08
Per share - diluted	$ 0.07
Net loss	(659)
Per share - basic	$ (0.02)
Per share - diluted	$ (0.02)
Exploration and development expenditures	35,937
Total assets	132,433
Operations *(Units as noted)*	
Production	
Natural gas *(Mcf per day)*	6,461
Natural gas liquids *(bbls per day)*	91
Crude oil *(bbls per day)*	83
Total *(BOE per day)*	1,252
Average sales price	
Natural gas *($ per Mcf)*	7.99
Natural gas liquids *($ per bbl)*	61.77
Crude oil *($ per bbl)*	71.86
Netback per BOE *($ per BOE)*	
Petroleum and natural gas sales	50.57
Royalties	(14.50)
Transportation	(1.79)
Operating expenses	(8.46)
Operating netback	25.82
Wells drilled *(gross)*	16



Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations and an update on its capital expenditure program for the first quarter ended March 31, 2006. This quarter was the most active period for the Company since its inception in June 2005 with capital expenditures totaling $36 million in the quarter. Current production is approximately 2,000 BOE/d, comprised of 9.7 mmcf/d of natural gas and 380 bbls/d of light oil and natural gas liquids, with approximately 250 BOE/d of potential behind pipe. This behind pipe potential is expected, dependent upon weather conditions, to be tied into facilities by the end of June, 2006. The Company's current production is 81 percent natural gas.

The Company's capital expenditures for the balance of the year are estimated at $44 million and as a result of this aggressive capital program, Fairquest entered into an agreement, in late April, 2006, with a syndicate of underwriters to issue, on a "bought deal" private placement basis, 3,500,000 flow-through common shares at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.65 million. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers effective on or before December 31, 2006 and this issue is scheduled to close on May 11, 2006.

FIRST QUARTER 2006 HIGHLIGHTS

- Successful drilling program: 16 wells (5.7 net) resulting in 13 (4.7 net) natural gas wells, 2 (0.6 net) oil wells, and one (0.4 net) suspended well for a success rate of 93%. The average depth of the wells is 2,855 meters.
- 12 (4.5 net) wells tied in with most of this production commencing near the end of the first quarter.
- 9 (3.3 net) wells currently standing and awaiting completion.
- Current production of approximately 2,000 BOE/d and a Q1 production average 1,252 BOE/d.
- Approximately 250 BOE/d awaiting tie in to production facilities.
- Signed a bought deal to raise $34.7 million to enable the Company to explore and develop its extensive land base and maintain an active capital program

OPERATIONS

During the first quarter of 2006 the Company spudded 20 wells (7.3 net) of which 16 (5.7 net) wells reached total depth and have been cased, while 4 (1.6 net) wells are either drilling or have been suspended temporarily due to spring breakup. Of the 16 wells, 7 (2.4 net) have been completed, resulting in four (1.8 net) gas wells, two (0.6 net) oil wells and one suspended well. Fairquest currently has 9 (3.3 net) wells standing and awaiting completion. Of these, 5 (2 net) wells are in the West Pembina/Harlech Area, 3 (0.7 net) in the Deep Basin and one (0.6 net) at Westerose. It is anticipated that completion operations on these wells will commence, dependent upon weather conditions, in mid June.

The West Pembina/Harlech area is the most active drilling area for the Company and accounts for 68 percent of current production. After spring breakup, the Company will have two to three rigs operating in this area and plans, depending on weather conditions, access and regulatory approval to drill up to 32

wells over the next 12 months. Ten to twelve of these wells will target lower Cretaceous gas reservoirs at depths of 2900 meters to 3400 meters. During April, the second of four wells drilled into a new gas/condensate play at West Pembina/Harlech commenced production. A combined initial production rate from these first two wells is 1200 BOE/d (340 BOE/d net). Longer term, sustainable production from these wells is yet to be determined. The remaining two wells also encountered the primary target zone and will be completed after breakup.

The Company plans to continue its drilling program in the Deep Basin targeting multiple, tight sand gas reservoirs at Marsh, Pedley and Lambert with up to 12 (5 net) wells planned for the next 12 months.

The Company recently completed drilling a deep well at Obed which has been cased to total depth (4344 meters). In addition, the drilling of a 3800 meter test at Wild River has been temporarily suspended, due to breakup conditions. The Obed well will be completed after breakup and the Wild River well will continue drilling once surface conditions allow. In addition to these wells the Company plans to drill 3 to 4 Nisku and/or Leduc tests on its lands during the next 12 months.

Production for the first quarter of 2006 averaged 1,252 BOE/d. Production was reduced by 100 to 150 BOE/d from levels expected for the quarter due to scheduled maintenance on a NOVA sales gas pipeline, two unscheduled outages at third party gas plants and mechanical problems experienced on one Belly River oil well in West Pembina/Harlech. Second quarter production volumes at West Pembina and Harlech are being impacted by recent unscheduled outages at Westerose and Nordegg River, and will be impacted by the scheduled turn around of the West Pembina Gas Plant. The West Pembina Plant turnaround is planned for the last three weeks of June. Fairquest currently produces approximately 1,100 BOE/d to the West Pembina Plant and is working on alternative processing arrangements for some of these gas volumes during this turnaround.

Based on our drilling success from the first quarter program and our rich drilling inventory, Fairquest should be well positioned to continue growing both production and reserves. The new equity will help maintain a strong financial position while executing the 2006 capital program budgeted to total $80 million.

R. A. Walls

R.A. WALLS

President & CEO

May 8, 2006

Calgary, Alberta



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2006. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review first quarter 2006 activities. This MD&A should be read in conjunction with the audited financial statements including notes for the period from commencement of operations on June 1 to December 31, 2005 and the unaudited financial statements including notes for the three month period ended March 31, 2006. Additional information relating to Fairquest, including Fairquest's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: *Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving, among others, Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), and Fairquest ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne.*

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates, timing of the tie in of wells and the production resulting therefrom, expected royalty rates, transportation costs and operating costs, the taxability of the Company, the timing of closing of the flow through financing and capital expenditures and the timing and method of funding thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and the ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results could differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

NON-GAAP TERMS: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Under this agreement, Fairquest also has a commitment to drill 25 exploration wells on Fairborne lands over 2 years. To date, 15 wells have been drilled with 100% success. It is anticipated that up to 15 more wells will be drilled during 2006.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and governs the allocation of general and administrative expenses between the entities. For the period January 1 to March 31, 2006 Fairquest incurred technical services fees of $448,000 under this agreement.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q1 2006	Q4 2005	Q3 2005	Q2/2005 (JUNE 1 TO 30)
Financial *($ thousands, except per share amounts)*				
Petroleum and natural gas sales, before royalties	**5,697**	7,009	5,599	1,460
Funds generated from operations	**2,255**	3,865	2,993	739
Per share - basic	**$0.08**	$0.14	$0.12	$0.03
Per share - diluted	**$0.07**	$0.12	$0.10	$0.03
Net income (loss)	**(659)**	511	467	119
Per share - basic	**$(0.02)**	$0.01	$0.02	$0.01
Per share - diluted	**$(0.02)**	$0.01	$0.02	$0.01
Total assets	**132,433**	133,021	81,848	71,041
Operations				
Average production				
Natural gas *(Mcf per day)*	**6,461**	5,430	5,664	5,514
Natural gas liquids *(bbls per day)*	**91**	64	112	115
Crude oil *(bbls per day)*	**83**	80	–	–
Total *(BOE per day)*	**1,252**	1,049	1,056	1,034

FIRST QUARTER 2006 RESULTS

Production and Prices

Fairquest recorded average natural gas production of 6,461 Mcf per day and 174 bbls per day of crude oil and associated natural gas liquids during the three months ended March 31, 2006, 19% higher than the preceding fourth quarter of 2005. Current production, including new production from the Columbia/Harlech and West Pembina areas, is approximately 2,000 BOE per day with 250 BOE per day to be tied into facilities by the end of June, 2006.

Prices *(Units as noted)*	THREE MONTHS ENDED MARCH 31, 2006
Natural gas *($ per Mcf)*	**7.99**
Oil and NGLs *($ per bbl)*	**66.58**
Total *($ per BOE)*	**50.57**



Fairquest realized a natural gas price of $7.99 per Mcf and an average price of $66.58 for oil and associated natural gas liquids during the quarter ended March 31, 2006. Fairquest does not currently utilize any hedging or fixed price sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $5.8 million for the three months ended March 31, 2006.

Revenues *($ thousands)*	THREE MONTHS ENDED MARCH 31, 2006
Natural gas	4,649
Oil and NGLs	1,048
Other income	137
Total	5,834

Royalties

Fairquest recorded royalty expense of $1.6 million for the three months ended March 31, 2006 for an effective royalty rate of 28.7%. The rate is higher than in 2005 due to compensatory royalties paid on offset land. This payment disappeared when production was connected in 2006. As well, royalty holidays on several wells ended during the first quarter of 2006. The Company expects royalties to range between 24% and 28% for the remainder of 2006.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the NOVA natural gas pipeline. Fairquest has a contract directly with a marketing company for transportation costs which totalled $201,000 ($1.79 per BOE) in the first quarter of 2006. The Company expects transportation costs to be between $1.20 and $1.80 per Mcf for the remainder of 2006.

Operating Expenses

Fairquest recorded operating costs of $953,000 or $8.46 per BOE for the three months ended March 31, 2006. Operating costs reflected continued upward pressure on industry service costs, increasing from $7.80 per BOE in the fourth quarter of 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects operating costs per BOE of approximately $8.00 to $8.50 for the remainder of 2006.

Operating Netbacks

($ per BOE)	THREE MONTHS ENDED MARCH 31, 2006
Revenue	50.57
Royalties	(14.50)
Transportation costs	(1.79)
Operating costs	(8.46)
Operating netback	25.82

General and Administrative ("G&A") Expenses

Fairquest recorded $987,000 for G&A expenses during the first quarter ended March 31, 2006. G&A expenses included $448,000 payable to Fairborne under the Technical Services Agreement and $231,000 of non-cash compensation expense for outstanding stock options.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense for the first quarter was $2.8 million, or $24.47 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the remainder of 2005 and the first quarter of 2006.

The Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $3.2 million, the present value of which is $1.0 million at March 31, 2006. Accretion of asset retirement obligations in the first quarter was $23,000 ($0.20 per BOE).

Taxes

Fairquest recorded a future tax recovery of $0.1 million during the first quarter of 2006. Based on available tax pools, expected capital expenditures and forecast net income for 2006, the Company does not anticipate paying cash income taxes other than capital taxes in 2006.

Funds Generated from Operations and Net Income (Loss)

($ thousands except per share)	THREE MONTHS ENDED MARCH 31, 2006
Funds generated from operations	2,255
Per share - basic	$ 0.08
Per share - diluted	$ 0.07
Net loss	(659)
Per share - basic	$ (0.02)
Per share - diluted	$ (0.02)

Unit Analysis

Three months ended March 31, 2006	($THOUSANDS)	($ PER BOE)
Production revenue	5,697	50.57
Royalties	1,634	14.50
Transportation costs	201	1.79
Operating expenses	953	8.46
General & administrative *	756	6.71
Interest (income)	(137)	(1.22)
Capital taxes	35	0.31
Funds generated from operations	2,255	20.02
Compensation expense	231	2.05
Depletion, depreciation and accretion	2,779	24.67
Future income taxes	(96)	(0.85)
Net loss	(659)	(5.85)

* *net of compensation expense (non-cash)*



LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At March 31, 2006, Fairquest had $13,000 in cash and term deposits with maturities of less than three months. The Company plans to utilize its cash balances, available line of credit and proceeds from issuance of additional equity, together with funds generated from operations to fund capital expenditures over the remainder of 2006.

Fairquest has a working capital deficit of $38.4 million at March 31, 2006. The increase from the fourth quarter of 2005 is consistent with the significant increase in spending on exploration and development projects during the first quarter of 2006.

On April 26, 2006, Fairquest announced that the Company had entered into a bought deal agreement to issue 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. The private placement financing is scheduled to close on May 11, 2006. The proceeds of the financing will be used for Fairquest's capital program in 2006. Canadian exploration expenses in an amount equal to the subscription price for the shares will be renounced to subscribers effective on or before December 31, 2006. As a result of this transaction, Fairquest will have a commitment to renounce $34.7 million on qualifying Canadian exploration expenditures prior to December 31, 2006.

Capital Expenditures

Fairquest's exploration and development expenditures for the three months ended March 31, 2006 totalled $35.9 million, the majority of which ($30.4 million) was spent on a very active drilling and completion program. During the first quarter, Fairquest drilled 16 (5.7 net) wells, resulting in 13 gas (4.7 net), 2 oil (0.6 net) wells and one (0.4 net) suspended well. The majority of the wells drilled were in the Columbia/Harlech and West Pembina areas.

($ thousands)	THREE MONTHS ENDED MARCH 31, 2006
Exploration and development	
Land and lease acquisitions	980
Geological and geophysical	101
Drilling, completions and workovers	30,403
Well equipment and facilities	4,453
Total	35,937

Bank Indebtedness

At March 31, 2006 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 31, 2006.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and 1,000,000 performance shares. The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

(thousands)	APRIL 24, 2006	MARCH 31, 2006	DECEMBER 31, 2005
Common shares	28,016	28,016	28,041
Warrants	4,708	4,708	4,733
Performance shares	982	982	997
Stock options	1,272	1,224	1,209
Weighted average common shares			
Basic	N/A	28,016	26,170
Diluted	N/A	31,447	29,899

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the business and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.



INTERIM BALANCE SHEETS

($ thousands)	MARCH 31, 2006 (Unaudited)	DECEMBER 31, 2005
Assets		
Current assets		
Cash and cash equivalents	$ 13	$ 16
Short term investments	-	26,341
Accounts receivable	3,128	8,953
	3,141	35,310
Capital assets *(Note 1)*	129,292	95,951
Future income taxes	-	1,760
	$ 132,433	$ 133,021
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,522	$ 39,956
Asset retirement obligation *(Note 3)*	1,068	885
Future income taxes	2,515	–
Shareholders' Equity		
Capital stock and warrants *(Note 4)*	86,141	90,598
Contributed surplus *(Note 4)*	749	485
Retained earnings	438	1,097
	87,328	92,180
Commitments *(Note 5)*		
Subsequent Event *(Note 6)*		
	$ 132,433	$ 133,021

See accompanying notes to the interim financial statements



INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS

($ thousands)	FOR THE THREE MONTHS ENDED MARCH 31, 2006
	(Unaudited)
Revenue	
Petroleum and natural gas	$ 5,697
Royalties	(1,634)
Transportation	(201)
Interest	137
	3,999
Expenses	
Operating	953
General and administrative	987
Depletion, depreciation and accretion	2,779
	4,719
Loss before taxes	(720)
Taxes	
Future (reduction)	(96)
Capital	35
	(61)
Net Loss	(659)
Retained earnings, beginning of period	1,097
Retained earnings, end of period	$ 438
Net loss per share *(Note 4)*	
Basic	$ (0.02)
Diluted	$ (0.02)

See accompanying notes to the interim financial statements



INTERIM STATEMENT OF CASH FLOWS

($ thousands)	FOR THE THREE MONTHS ENDED MARCH 31, 2006
	(Unaudited)
Cash provided by (used in):	
Operating activities	
Net loss	$ (659)
Items not involving cash	
Depletion, depreciation and accretion	2,779
Compensation expense	231
Future income taxes (reduction)	(96)
	2,255
Change in non-cash working capital	3,968
	6,223
Financing activities	
Redemption of shares and warrants	(53)
Investing activities	
Capital expenditures	(35,937)
Short term investments	26,341
Change in non-cash working capital	3,423
	(6,173)
Change in cash and cash equivalents	(3)
Cash and cash equivalents, beginning of period	16
Cash and cash equivalents, end of period	$ 13

See accompanying notes to the interim financial statements



SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2006 (unaudited)

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

The interim financial statements of Fairquest have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the period from commencement of operations on June 1 to December 31, 2005. The disclosure which follows is incremental to the disclosure included in the 2005 financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the period from commencement of operations on June 1 to December 31, 2005.

Transactions with Fairborne Energy Trust ("Fairborne")

Included in general and administrative costs is $448,000 relating to amounts charged under the Technical Services Agreement. At March 31, 2006, accounts payable included $14.6 million due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. CAPITAL ASSETS

	MARCH 31, 2006	DECEMBER 31, 2005
Petroleum and natural gas properties and equipment	$ 136,923	$ 100,825
Accumulated depletion and depreciation	(7,631)	(4,874)
	$ 129,292	$ 95,951

As at March 31, 2006, costs of unproved properties in the amount of $13.5 million (December 31, 2005 – $12.6 million) were excluded from the depletion calculation. In addition, costs of $9.4 million were excluded related to wells that were not yet completed or evaluated at March 31, 2006. Included in the Company's petroleum and natural gas properties and equipment balance is $1.0 million relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At March 31, 2006 the Company has available $16.0 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 31, 2006.

3. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	THREE MONTHS ENDED MARCH 31, 2006	PERIOD FROM COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Balance, beginning of period	$ 885	$ –
Transfer of assets through Plan of Arrangement	-	757
Liabilities incurred	160	88
Accretion expense	23	40
Balance, end of period	$ 1,068	$ 885

4. CAPITAL STOCK

a) Common Shares Issued and Outstanding

	NUMBER OF SHARES (THOUSANDS)	AMOUNT
Balance, December 31, 2005	28,041	$ 89,517
Redemption	(25)	(80)
Tax effect of flow through shares issued in 2005	–	(4,371)
BALANCE, MARCH 31, 2006	**28,016**	**$ 85,066**
Warrants		
Balance, December 31, 2005	4,733	$ 1,071
Redemption	(25)	(6)
BALANCE, MARCH 31, 2006	**4,708**	**$ 1,065**
Performance Shares		
Balance, December 31, 2005	997	$ 10
Redemption	(15)	–
BALANCE, MARCH 31, 2006	**982**	**$ 10**

The warrants and common shares issued on the initial private placement in June, 2005 and the performance shares are redeemed when the holder, who is either an officer, director, employee or special consultant, ceases to be a Fairquest service provider. The common shares and warrants are redeemed at a combined amount of $2.11 per unit and the performance shares are redeemed at $0.01 per share.

b) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net loss per share:

(thousands)	THREE MONTHS ENDED MARCH 31, 2006
Basic	28,016
Warrants	2,714
Performance shares	717
Diluted	31,447

The stock options are not dilutive to per share amounts as they are considered to be out of the money as a result of unamortized stock based compensation.

c) Stock Options

There are 1,224,400 stock options outstanding at March 31, 2006 with an average exercise price of $7.33 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and March 6, 2011.

	NUMBER OF OPTIONS (THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2005	1,209	$ 7.32
Granted	20	8.06
Cancelled	(5)	7.18
BALANCE, MARCH 31, 2006	1,224	$ 7.33

The weighted average fair value of stock options granted during the period from January 1 to March 31, 2006 was $2.06 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

d) Contributed Surplus

Balance, December 31, 2005	$ 485
Stock based compensation expense	231
Redemption of shares and warrants	33
BALANCE, MARCH 31, 2006	$ 749

5. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at March 31, 2006, 15 wells have been drilled.

6. SUBSEQUENT EVENT

On April 26, 2006, Fairquest announced that the Company had entered into a bought deal agreement to issue 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. The private placement financing is scheduled to close on May 11, 2006. Proceeds of the private placement are planned for exploration expenditures on Fairquest's oil and natural gas properties. Canadian exploration expenses in an amount equal to the subscription price for the shares will be renounced to subscribers effective on or before December 31, 2006.



BOE DISCLOSURE: Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6Mcf:1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

FORWARD LOOKING STATEMENTS: Certain information regarding the Company in this news release including management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling, tie in and completion of wells, number of rigs to be utilized and productive capacity, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, economic changes, the effects of weather, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this new release and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750
Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750
Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

Schedule A

Document No. 4

Interim Financial Statements – First Quarter 2006



INTERIM BALANCE SHEETS

($ thousands)	MARCH 31, 2006	DECEMBER 31, 2005
	(Unaudited)	
Assets		
Current assets		
Cash and cash equivalents	$ 13	$ 16
Short term investments	-	26,341
Accounts receivable	3,128	8,953
	3,141	35,310
Capital assets *(Note 1)*	129,292	95,951
Future income taxes	-	1,760
	$ 132,433	$ 133,021
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$ 41,522	$ 39,956
Asset retirement obligation *(Note 3)*	1,068	885
Future income taxes	2,515	–
Shareholders' Equity		
Capital stock and warrants *(Note 4)*	86,141	90,598
Contributed surplus *(Note 4)*	749	485
Retained earnings	438	1,097
	87,328	92,180
Commitments *(Note 5)*		
Subsequent Event *(Note 6)*		
	$ 132,433	$ 133,021

See accompanying notes to the interim financial statements

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS

($ thousands)	FOR THE THREE MONTHS ENDED MARCH 31, 2006
	(Unaudited)
Revenue	
Petroleum and natural gas	$ 5,697
Royalties	(1,634)
Transportation	(201)
Interest	137
	3,999
Expenses	
Operating	953
General and administrative	987
Depletion, depreciation and accretion	2,779
	4,719
Loss before taxes	(720)
Taxes	
Future (reduction)	(96)
Capital	35
	(61)
Net Loss	(659)
Retained earnings, beginning of period	1,097
Retained earnings, end of period	$ 438
Net loss per share *(Note 4)*	
Basic	$ (0.02)
Diluted	$ (0.02)

See accompanying notes to the interim financial statements



INTERIM STATEMENT OF CASH FLOWS

($ thousands)	FOR THE THREE MONTHS ENDED MARCH 31, 2006 (Unaudited)
Cash provided by (used in):	
Operating activities	
Net loss	$ (659)
Items not involving cash	
Depletion, depreciation and accretion	2,779
Compensation expense	231
Future income taxes (reduction)	(96)
	2,255
Change in non-cash working capital	3,968
	6,223
Financing activities	
Redemption of shares and warrants	(53)
Investing activities	
Capital expenditures	(35,937)
Short term investments	26,341
Change in non-cash working capital	3,423
	(6,173)
Change in cash and cash equivalents	(3)
Cash and cash equivalents, beginning of period	16
Cash and cash equivalents, end of period	$ 13

See accompanying notes to the interim financial statements


FINANCIAL STATEMENTS — 2006 FIRST QUARTER



SELECTED NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the three months ended March 31, 2006 (unaudited)

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

The interim financial statements of Fairquest have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the period from commencement of operations on June 1 to December 31, 2005. The disclosure which follows is incremental to the disclosure included in the 2005 financial statements. These interim financial statements should be read in conjunction with the financial statements and notes thereto for the period from commencement of operations on June 1 to December 31, 2005.

Transactions with Fairborne Energy Trust ("Fairborne")

Included in general and administrative costs is $448,000 relating to amounts charged under the Technical Services Agreement. At March 31, 2006, accounts payable included $14.6 million due to Fairborne, which includes joint venture amounts such as capital expenditures.

1. CAPITAL ASSETS

	MARCH 31, 2006	DECEMBER 31, 2005
Petroleum and natural gas properties and equipment	$ 136,923	$ 100,825
Accumulated depletion and depreciation	(7,631)	(4,874)
	$ 129,292	$ 95,951

As at March 31, 2006, costs of unproved properties in the amount of $13.5 million (December 31, 2005 – $12.6 million) were excluded from the depletion calculation. In addition, costs of $9.4 million were excluded related to wells that were not yet completed or evaluated at March 31, 2006. Included in the Company's petroleum and natural gas properties and equipment balance is $1.0 million relating to asset retirement obligations, net of accumulated depletion.

2. BANK INDEBTEDNESS

At March 31, 2006 the Company has available $16.0 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the banks' valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 31, 2006.



3. ASSET RETIREMENT OBLIGATIONS

A reconciliation of the asset retirement obligations is provided below:

	THREE MONTHS ENDED MARCH 31, 2006	PERIOD FROM COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Balance, beginning of period	$ 885	$ –
Transfer of assets through Plan of Arrangement	–	757
Liabilities incurred	160	88
Accretion expense	23	40
Balance, end of period	$ 1,068	$ 885

4. CAPITAL STOCK

a) Common Shares Issued and Outstanding

	NUMBER OF SHARES (THOUSANDS)	AMOUNT
Balance, December 31, 2005	28,041	$ 89,517
Redemption	(25)	(80)
Tax effect of flow through shares issued in 2005	–	(4,371)
BALANCE, MARCH 31, 2006	28,016	$ 85,066
Warrants		
Balance, December 31, 2005	4,733	$ 1,071
Redemption	(25)	(6)
BALANCE, MARCH 31, 2006	4,708	$ 1,065
Performance Shares		
Balance, December 31, 2005	997	$ 10
Redemption	(15)	–
BALANCE, MARCH 31, 2006	982	$ 10

The warrants and common shares issued on the initial private placement in June, 2005 and the performance shares are redeemed when the holder, who is either an officer, director, employee or special consultant, ceases to be a Fairquest service provider. The common shares and warrants are redeemed at a combined amount of $2.11 per unit and the performance shares are redeemed at $0.01 per share.

b) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net loss per share:

(thousands)	THREE MONTHS ENDED MARCH 31, 2006
Basic	28,016
Warrants	2,714
Performance shares	717
Diluted	31,447

The stock options are not dilutive to per share amounts as they are considered to be out of the money as a result of unamortized stock based compensation.

c) Stock Options

There are 1,224,400 stock options outstanding at March 31, 2006 with an average exercise price of $7.33 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13, 2010 and March 6, 2011.

	NUMBER OF OPTIONS (THOUSANDS)	WEIGHTED AVERAGE EXERCISE PRICE
Balance, December 31, 2005	1,209	$ 7.32
Granted	20	8.06
Cancelled	(5)	7.18
BALANCE, MARCH 31, 2006	1,224	$ 7.33

The weighted average fair value of stock options granted during the period from January 1 to March 31, 2006 was $2.06 per option using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

d) Contributed Surplus

Balance, December 31, 2005	$ 485
Stock based compensation expense	231
Redemption of shares and warrants	33
BALANCE, MARCH 31, 2006	$ 749

5. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at March 31, 2006, 15 wells have been drilled.

6. SUBSEQUENT EVENT

On April 26, 2006, Fairquest announced that the Company had entered into a bought deal agreement to issue 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. The private placement financing is scheduled to close on May 11, 2006. Proceeds of the private placement are planned for exploration expenditures on Fairquest's oil and natural gas properties. Canadian exploration expenses in an amount equal to the subscription price for the shares will be renounced to subscribers effective on or before December 31, 2006.

Schedule A

Document No. 5

Form 52-109F2 – Certificate of Interim Filings – CEO dated May 8, 2006

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Richard A. Walls, President and Chief Executive Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 8, 2006

R A Walls

Richard A. Walls
President and Chief Executive Officer

Schedule A

Document No. 6

Form 52-109F2 – Certificate of Interim Filings – CFO dated May 8, 2006

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Robert A. Maitland, Vice President, Finance and Chief Financial Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited, (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: May 8, 2006

Robert A. Maitland
Vice President, Finance and Chief Financial Officer

Schedule A

Document No. 7

MD&A – First Quarter 2006




RECEIVED
2006 JUN 13 A 9:05
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, May 8, 2006. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review first quarter 2006 activities. This MD&A should be read in conjunction with the audited financial statements including notes for the period from commencement of operations on June 1 to December 31, 2005 and the unaudited financial statements including notes for the three month period ended March 31, 2006. Additional information relating to Fairquest, including Fairquest's annual information form, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: *Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving, among others, Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), and Fairquest ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne.*

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates, timing of the tie in of wells and the production resulting therefrom, expected royalty rates, transportation costs and operating costs, the taxability of the Company, the timing of closing of the flow through financing and capital expenditures and the timing and method of funding thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and the ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results could differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

NON-GAAP TERMS: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Under this agreement, Fairquest also has a commitment to drill 25 exploration wells on Fairborne lands over 2 years. To date, 15 wells have been drilled with 100% success. It is anticipated that up to 15 more wells will be drilled during 2006.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and governs the allocation of general and administrative expenses between the entities. For the period January 1 to March 31, 2006 Fairquest incurred technical services fees of $448,000 under this agreement.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q1 2006	Q4 2005	Q3 2005	Q2/2005 (JUNE 1 TO 30)
Financial *($ thousands, except per share amounts)*				
Petroleum and natural gas sales, before royalties	5,697	7,009	5,599	1,460
Funds generated from operations	2,255	3,865	2,993	739
Per share - basic	$0.08	$0.14	$0.12	$0.03
Per share - diluted	$0.07	$0.12	$0.10	$0.03
Net income (loss)	(659)	511	467	119
Per share - basic	$(0.02)	$0.01	$0.02	$0.01
Per share - diluted	$(0.02)	$0.01	$0.02	$0.01
Total assets	132,433	133,021	81,848	71,041
Operations				
Average production				
Natural gas *(Mcf per day)*	6,461	5,430	5,664	5,514
Natural gas liquids *(bbls per day)*	91	64	112	115
Crude oil *(bbls per day)*	83	80	–	–
Total *(BOE per day)*	1,252	1,049	1,056	1,034

FIRST QUARTER 2006 RESULTS

Production and Prices

Fairquest recorded average natural gas production of 6,461 Mcf per day and 174 bbls per day of crude oil and associated natural gas liquids during the three months ended March 31, 2006, 19% higher than the preceding fourth quarter of 2005. Current production, including new production from the Columbia/Harlech and West Pembina areas, is approximately 2,000 BOE per day with 250 BOE per day to be tied into facilities by the end of June, 2006.

Prices *(Units as noted)*	THREE MONTHS ENDED MARCH 31, 2006
Natural gas *($ per Mcf)*	7.99
Oil and NGLs *($ per bbl)*	66.58
Total *($ per BOE)*	50.57



Fairquest realized a natural gas price of $7.99 per Mcf and an average price of $66.58 for oil and associated natural gas liquids during the quarter ended March 31, 2006. Fairquest does not currently utilize any hedging or fixed price sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $5.8 million for the three months ended March 31, 2006.

Revenues *($ thousands)*	THREE MONTHS ENDED MARCH 31, 2006
Natural gas	4,649
Oil and NGLs	1,048
Other income	137
Total	5,834

Royalties

Fairquest recorded royalty expense of $1.6 million for the three months ended March 31, 2006 for an effective royalty rate of 28.7%. The rate is higher than in 2005 due to compensatory royalties paid on offset land. This payment disappeared when production was connected in 2006. As well, royalty holidays on several wells ended during the first quarter of 2006. The Company expects royalties to range between 24% and 28% for the remainder of 2006.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the NOVA natural gas pipeline. Fairquest has a contract directly with a marketing company for transportation costs which totalled $201,000 ($1.79 per BOE) in the first quarter of 2006. The Company expects transportation costs to be between $1.20 and $1.80 per Mcf for the remainder of 2006.

Operating Expenses

Fairquest recorded operating costs of $953,000 or $8.46 per BOE for the three months ended March 31, 2006. Operating costs reflected continued upward pressure on industry service costs, increasing from $7.80 per BOE in the fourth quarter of 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects operating costs per BOE of approximately $8.00 to $8.50 for the remainder of 2006.

Operating Netbacks

($ per BOE)	THREE MONTHS ENDED MARCH 31, 2006
Revenue	50.57
Royalties	(14.50)
Transportation costs	(1.79)
Operating costs	(8.46)
Operating netback	25.82



General and Administrative ("G&A") Expenses

Fairquest recorded $987,000 for G&A expenses during the first quarter ended March 31, 2006. G&A expenses included $448,000 payable to Fairborne under the Technical Services Agreement and $231,000 of non-cash compensation expense for outstanding stock options.

Depletion, Depreciation and Accretion

Depletion, depreciation and accretion expense for the first quarter was $2.8 million, or $24.47 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the remainder of 2005 and the first quarter of 2006.

The Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $3.2 million, the present value of which is $1.0 million at March 31, 2006. Accretion of asset retirement obligations in the first quarter was $23,000 ($0.20 per BOE).

Taxes

Fairquest recorded a future tax recovery of $0.1 million during the first quarter of 2006. Based on available tax pools, expected capital expenditures and forecast net income for 2006, the Company does not anticipate paying cash income taxes other than capital taxes in 2006.

Funds Generated from Operations and Net Income (Loss)

($ thousands except per share)		THREE MONTHS ENDED MARCH 31, 2006
Funds generated from operations		2,255
Per share - basic	$	0.08
Per share - diluted	$	0.07
Net loss		(659)
Per share - basic	$	(0.02)
Per share - diluted	$	(0.02)

Unit Analysis

Three months ended March 31, 2006	($THOUSANDS)	($ PER BOE)
Production revenue	5,697	50.57
Royalties	1,634	14.50
Transportation costs	201	1.79
Operating expenses	953	8.46
General & administrative *	756	6.71
Interest (income)	(137)	(1.22)
Capital taxes	35	0.31
Funds generated from operations	2,255	20.02
Compensation expense	231	2.05
Depletion, depreciation and accretion	2,779	24.67
Future income taxes	(96)	(0.85)
Net loss	(659)	(5.85)

* *net of compensation expense (non-cash)*



LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At March 31, 2006, Fairquest had $13,000 in cash and term deposits with maturities of less than three months. The Company plans to utilize its cash balances, available line of credit and proceeds from issuance of additional equity, together with funds generated from operations to fund capital expenditures over the remainder of 2006.

Fairquest has a working capital deficit of $38.4 million at March 31, 2006. The increase from the fourth quarter of 2005 is consistent with the significant increase in spending on exploration and development projects during the first quarter of 2006.

On April 26, 2006, Fairquest announced that the Company had entered into a bought deal agreement to issue 3,500,000 flow-through common shares through a private placement at a price of $9.90 per flow-through common share, resulting in gross proceeds of $34.7 million. The private placement financing is scheduled to close on May 11, 2006. The proceeds of the financing will be used for Fairquest's capital program in 2006. Canadian exploration expenses in an amount equal to the subscription price for the shares will be renounced to subscribers effective on or before December 31, 2006. As a result of this transaction, Fairquest will have a commitment to renounce $34.7 million on qualifying Canadian exploration expenditures prior to December 31, 2006.

Capital Expenditures

Fairquest's exploration and development expenditures for the three months ended March 31, 2006 totalled $35.9 million, the majority of which ($30.4 million) was spent on a very active drilling and completion program. During the first quarter, Fairquest drilled 16 (5.7 net) wells, resulting in 13 gas (4.7 net), 2 oil (0.6 net) wells and one (0.4 net) suspended well. The majority of the wells drilled were in the Columbia/Harlech and West Pembina areas.

($ thousands)	THREE MONTHS ENDED MARCH 31, 2006
Exploration and development	
Land and lease acquisitions	980
Geological and geophysical	101
Drilling, completions and workovers	30,403
Well equipment and facilities	4,453
Total	35,937

Bank Indebtedness

At March 31, 2006 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. The renewal date of the facilities is May 31, 2006.





Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and 1,000,000 performance shares. The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

(thousands)	APRIL 24, 2006	MARCH 31, 2006	DECEMBER 31, 2005
Common shares	28,016	28,016	28,041
Warrants	4,708	4,708	4,733
Performance shares	982	982	997
Stock options	1,272	1,224	1,209
Weighted average common shares			
Basic	N/A	28,016	26,170
Diluted	N/A	31,447	29,899

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the business and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

Schedule A

Document No. 8

Material Change Report dated April 26, 2006


RECEIVED
2006 JUN 13 A 9:25
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 51-102F3
MATERIAL CHANGE REPORT

1. **Name and Address of Company:**

Fairquest Energy Limited ("Fairquest")
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1

2. **Date of Material Change:**

April 26, 2006

3. **News Release:**

A press release dated April 26, 2006 was issued by Fairquest on April 26, 2006 and disseminated through CCNMatthews.

4. **Summary of Material Change:**

Fairquest Energy Limited ("Fairquest") announced that it has entered into a private placement flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate co-led by GMP Securities LP and Sprott Securities Inc. including Canaccord Capital Corporation, Raymond James Ltd. and BMO Nesbitt Burns Inc. Fairquest will issue 3,500,000 flow-through common shares at a price of $9.90 per flow-through common share for total gross proceeds of $34.65 million, pursuant to certain exemptions from prospectus requirements.

5. **Full Description of Material Change:**

Fairquest announced that it had entered into a private placement flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate co-led by GMP Securities LP and Sprott Securities Inc. including Canaccord Capital Corporation, Raymond James Ltd. and BMO Nesbitt Burns Inc. Fairquest will issue 3,500,000 flow-through common shares at a price of $9.90 per flow-through common share for total gross proceeds of $34.65 million, pursuant to certain exemptions from prospectus requirements.

The private placement financing is scheduled to close on May 11, 2006 and is subject to customary conditions including regulatory approval.

The proceeds of the financing will be used for Fairquest's capital program in 2006. The capital program for 2006 totals $80 million. Canadian exploration expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2006.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements: Certain information regarding Fairquest herein including management's assessment of future plans and operations, anticipated closing of the private

placement, renunciation of expenditures to subscribers and the use of the proceeds from the private placement, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, economic changes, the effects of weather, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, Fairquest's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits Fairquest will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this new release and Fairquest does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. **Executive Officer:**

For further information, please contact

Robert A. Maitland
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 290-7755
Fax: (403) 290-3216

9. **Date of Report:**

April 26, 2006

Schedule A

Document No. 9

News Release dated April 26, 2006

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Calgary Alberta, April 26, 2006

FAIRQUEST ANNOUNCES $34.65 MILLION BOUGHT DEAL FLOW-THROUGH COMMON SHARE PRIVATE PLACEMENT FINANCING

Fairquest Energy Limited ("Fairquest") is pleased to announce that it has entered into a private placement flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate co-led by GMP Securities LP and Sprott Securities Inc. including Canaccord Capital Corporation, Raymond James Ltd. and BMO Nesbitt Burns Inc.. Fairquest will issue 3,500,000 flow-through common shares at a price of $9.90 per flow-through common share for total gross proceeds of $34.65 million, pursuant to certain exemptions from prospectus requirements.

The private placement financing is scheduled to close on May 11, 2006 and is subject to customary conditions including regulatory approval.

The proceeds of the financing will be used for Fairquest's capital program in 2006. The capital progam for 2006 totals $80 million. Canadian exploration expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2006

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements: *Certain information regarding the Company in this news release including management's assessment of future plans and operations, anticipated closing of the private placement, renunciation of expenditures to subscribers and the use of the proceeds from the private placemen, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices,*

currency fluctuation, imprecision of reserve estimates, environmental risks, economic changes, the effects of weather, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this new release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Schedule A

Document No. 10

Report of Voting Results dated April 25, 2006

Report in Respect of Voting Results Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations.

In respect of the Annual Meeting of unitholders of Fairquest Energy Limited ("Fairquest") held April 25, 2006 (the "Meeting"), the following sets forth a brief description of each matter which was voted upon at such Meeting and the outcome of the vote:

	Description of Matter	**Outcome of Vote**
1.	Ordinary resolution to fix the number of directors to be elected at the Meeting at six	Resolution approved
2.	Ordinary resolution to approve the election of the six nominees to be elected to serve as directors of Fairquest for the ensuing year, or until their successors are duly elected or appointed, as described in the information circular of Fairquest dated March 17, 2006	Resolution approved
3.	Ordinary resolution to approve the appointment of KPMG LLP, Chartered Accountants as auditors of Fairquest to hold office until the next annual meeting or until their successors are appointed and to authorize the board of directors to fix their remuneration as such	Resolution approved

Dated at Calgary, Alberta this 25th day of April, 2006.

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Michael D. Sandrelli"*
MICHAEL D. SANDRELLI
Assistant Corporate Secretary

Schedule A

Document No. 11

News Release dated April 17, 2006

PRESS RELEASE

For immediate release
April 17, 2006

Fairquest Updates Activity

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to provide an update on its activities during the first quarter of 2006 and drilling plans for the balance of the year. Also the Company is pleased to advise its most recent corporate presentation can be obtained by visiting the website listed below.

During the first quarter of 2006 the Company spudded 20 wells (7.3 net) of which 16 (5.7 net) wells reached total depth and have been cased, while 4 (1.6 net) wells are either drilling or have been suspended temporarily due to spring breakup. Of the 16 wells, 7 (2.4 net) have been completed, resulting in four gas wells, two oil wells and one suspended well. Fairquest currently has 9 (3.3 net) wells standing and awaiting completion. Of these, 5 (2 net) wells are in the West Pembina Harlech Area, 3 (0.7 net) in the Deep Basin and one (0.6 net) at Westerose. It is anticipated that completion operations on these wells will commence, dependent upon weather conditions, in late June.

Current production is between 1900 and 2000 BOE/d with 300-350 BOE/d tested and behind pipe. This production is expected, dependent upon weather conditions, to be tied into facilities by the end of June, 2006. The Company's current production is 75 percent natural gas.

The West Pembina/Harlech area is the most active drilling area for the Company and accounts for 65 percent of current production. After spring breakup the Company will have two to three rigs operating in this area and plans, depending on weather conditions, access and regulatory approval, to drill up to 30 wells over the next 12 months. Ten to twelve of these wells will target lower Cretaceous gas reservoirs at depths of 2900 meters to 3400 meters.

The Company also plans to continue its drilling program in the Deep Basin targeting multiple, tight sand gas reservoirs at Marsh, Pedley and Lambert with up to 12 (5 net) wells planned for the next 12 months.

The Company currently is drilling two Nisku sour gas wells, a 4400 meter test at Obed and a 3800 meter test at Wild River. In addition to these wells the Company plans to drill 3 to 4 more Nisku and/or Leduc tests on its lands during the next 12 months.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

BOE Disclosure: *Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6Mcf: 1Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

Forward Looking Statements: *Certain information regarding the Company in this news release including management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling, tie in and completion of wells, number of rigs to be utilized and productive capacity, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuation, imprecision of reserve estimates, environmental risks, economic changes, the effects of weather, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), or at the Company's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this new release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

Schedule A

Document No. 12

Form of Proxy

FAIRQUEST ENERGY LIMITED



9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Fold

Form of Proxy - Annual Meeting to be held on April 25, 2006

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.
8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 5:00 pm, Eastern Time, on April 21, 2006.

28FE06077.E.SEDAR/000001/000001/i

Appointment of Proxyholder

I/We being holder(s) of FAIRQUEST ENERGY LIMITED hereby appoint(s): Richard A. Walls or failing this person, Robert A. Maitland

OR

Print the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual Meeting of the shareholders of Fairquest Energy Limited to be held in the Strand/Tivoli Room at the Metropolitan Conference Centre, 333 - 4 Avenue S.W., Calgary, Alberta, on April 25, 2006 at 3:00 pm and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Setting the Number of Directors

To fix the number of Directors to be elected at the Annual Meeting at six members.

For ☐ Against ☐

Fold

2. Election of Directors

Management recommends that you vote **FOR** all of the nominees listed below:

Gary F. Aitken; Brian A. Felesky; David M. Fitzpatrick; Robert A. Maitland; Donald J. Nelson; Richard A. Walls;

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

3. Appointment of Auditors

Appointment of KPMG LLP., Chartered Accountants as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.

For ☐ Withhold ☐

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.**

Signature(s)

Date

MM / DD / YY

Interim Financial Statements

Mark this box if you would like to receive interim financial statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Report

Mark this box if you would NOT like to receive the Annual Report and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

0 1 2 3 4 0 A R 2 F N L Q

Schedule A

Document No. 13

Management Information Circular dated March 17, 2006

FAIRQUEST ENERGY LIMITED

Notice of
Annual Meeting of Shareholders
to be held on April 25, 2006

The annual meeting (the "Meeting") of the shareholders of Fairquest Energy Limited ("Fairquest") will be held in the Strand/Tivoli Room at the Metropolitan Conference Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Tuesday, April 25, 2006 at 3:00 p.m. (Calgary time) to:

1. receive and consider the financial statements of Fairquest for the period ended December 31, 2005, together with the report of the auditors thereon;

2. fix the number of directors of Fairquest to be elected at the Meeting at six (6) members;

3. elect directors of Fairquest;

4. appoint the auditors of Fairquest and authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

The Board of Directors of Fairquest has fixed the record date for the Meeting at the close of business on March 24, 2006 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 17th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF FAIRQUEST ENERGY LIMITED

(signed) "*Richard A.. Walls*"
President and Chief Executive Officer

FAIRQUEST ENERGY LIMITED

Information Circular - Proxy Statement

for the Annual Meeting
to be held on April 25, 2006

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by the management of FAIRQUEST ENERGY LIMITED (the "Corporation") for use at the Annual Meeting of the shareholders of the Corporation (the "Meeting") to be held on the 25th day of April, 2006 at 3:00 p.m. (Calgary time) in the Strand/Tivoli Room at the Metropolitan Conference Centre, 333 – 4 Avenue S.W., Calgary, Alberta, T2P 0H9, and at any adjournment thereof, for the purposes set forth in the Notice of Annual Meeting of Shareholders. Instruments of Proxy must be received by the Secretary of the Corporation, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for the holding of the Meeting or any adjournment thereof. The board of directors of the Corporation (the "Board") has fixed the record date for the Meeting at the close of business on March 24, 2006 (the "Record Date"). Shareholders of the Corporation of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the shareholder or the shareholder's attorney authorized in writing or, if the shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. Each shareholder has the right to appoint a proxyholder other than the persons designated above, who need not be a shareholder, to attend and to act for the shareholder at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder's appointee should be legibly printed in the blank space provided.

BENEFICIAL HOLDERS OF SHARES

The information set forth in this section is provided to beneficial holders of common shares ("Common Shares") of the Corporation who do not hold their Common Shares in their own name ("Beneficial Shareholders"). Beneficial Shareholders should note that only proxies deposited by shareholders whose names appear on the records of the Corporation as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a Beneficial Shareholder by a broker, then in almost all cases those shares will not be registered in the Beneficial Shareholder's name on the records of the Corporation. Such shares will more likely be registered under the name of the Beneficial Shareholder's broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominees for many Canadian brokerage firms). Shares held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, the broker/nominees are

prohibited from voting shares for their clients. The Corporation does not know for whose benefit the shares registered in the name of CDS & Co. are held.

Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders' meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to ADP Investor Communications ("ADP"). ADP typically provides a scannable voting request form or applies a special sticker to the proxy forms, mails those forms to the Beneficial Shareholders and asks Beneficial Shareholders to return the voting request forms or proxy forms to ADP. Often Beneficial Shareholders are alternatively provided with a toll-free telephone number to vote their shares. ADP then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. **A Beneficial Shareholder receiving a voting instruction request or a proxy with an ADP sticker on it cannot use that instruction request or proxy to vote Common Shares directly at the Meeting as the proxy must be returned as directed by ADP well in advance of the Meeting in order to have the shares voted. Accordingly, it is strongly suggested that Beneficial Shareholders return their completed instructions or proxies as directed by ADP well in advance of the Meeting.**

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Common Shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote Common Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Common Shares as proxyholder for the registered shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker's agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

REVOCABILITY OF PROXY

A shareholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the shareholder or the shareholder's attorney authorized in writing deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the management of the Corporation. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual Meeting and this Information Circular - Proxy Statement will be borne by the Corporation. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by directors, officers and employees of the Corporation, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The shares represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the shareholder specifies a choice with respect to any matter to be acted upon, the shares shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the shares will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Corporation are conferred with discretionary authority with respect to amendments or variations of those matters specified in the instrument of proxy and Notice of Annual Meeting. At the time of printing this Information Circular - Proxy Statement, management of the Corporation knows of no such amendment, variation or other matter.

MATTERS TO BE ACTED UPON AT MEETING

Election of Directors

At the Meeting, shareholders will be asked to fix the number of directors to be elected at the Meeting at six members and to elect six directors to hold office until the next annual meeting or until their successors are elected or appointed. There are currently six directors of the Corporation, each of whom retire from office at the Meeting.

Unless otherwise directed, it is the intention of management to vote proxies in the accompanying form in favour of an ordinary resolution fixing the number of directors to be elected at the Meeting at six members and in favour of the election as directors of the six nominees hereinafter set forth:

Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick
Robert A. Maitland
Donald J. Nelson
Richard A. Walls

The names and municipalities of residence of the persons nominated for election as directors, the number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in the Corporation, the period served as director and the principal occupation of each are set forth below. The information as to shares beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Corporation by the nominees as of March 13, 2006.

Name and Position with the Corporation	Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled (5)
Gary F. Aitken(1)(3)(4) Calgary, Alberta Chairman of the Board and Director	President of Whitemountain Resource Properties Ltd., a private investment and resource company and Financial and Land Consultant to Sentry Select Capital Corp. and Petrofund Energy Trust, both since 2002. Executive Vice-President and Director of Precept Resource Management Corp., a limited partnership manager, since 2005. Prior thereto, President and founder of Judelle Resources Inc. and Chowade Energy Inc., both private oil and gas companies.	May 20, 2005	77,592(7)
Brian A. Felesky(2)(3)(4) Calgary, Alberta Director	Partner with Felesky Flynn LP (Barristers and Solicitors specializing in income tax matters).	May 20, 2005	52,761

Name and Position with the Corporation	Principal Occupation and Positions Held During the Last Five Years	Director Since	Number of Common Shares Owned Directly or Indirectly or Controlled (5)
David M. Fitzpatrick(1)(2)(3) Calgary, Alberta Director	President and Chief Executive Officer of Shiningbank Energy Income Fund, since July, 1996; prior thereto, Mr. Fitzpatrick was employed in various senior management positions at Serenpet Inc., including Chief Operating Officer and Senior Vice President, Corporate Development and Gas Marketing, from 1990 until July, 1996.	May 20, 2005	47,000
Robert A Maitland(6) Calgary, Alberta Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of Fairquest since April 20, 2005; Vice-President, Finance and Chief Financial Officer of Fairborne Energy Ltd. from May 2002 to May 2005; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.	April 20, 2005	1,013,772(7)
Donald J. Nelson(1)(2)(4) Calgary, Alberta Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002 (Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005 during which time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.); from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.	May 20, 2005	47,000
Richard A. Walls Calgary, Alberta President, Chief Executive Officer and Director	President and Chief Executive Officer of Fairquest since April 20, 2005 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); President and Chief Executive Officer of Fairborne Energy Ltd. from May 2002 to May 2005; special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).	April 20, 2005	1,733,075(7)

Notes:

(1) Member of the Audit Committee. For Audit Committee Information, please see the section entitled "Audit Committee Information" in Fairquest's Annual Information Form for the period ended December 31, 2005, a copy of which has been filed on SEDAR at www.sedar.com.

(2) Member of the Reserves Committee.

(3) Member of the Compensation Committee.

(4) Member of the Corporate Governance and Joint Operations Committee.

(5) In addition, Messrs. Aitken, Felesky, Fitzpatrick, Maitland, Nelson and Walls hold: (i) options to purchase 50,000 Common Shares, 50,000 Common Shares, 50,000 Common Shares, 130,000 Common Shares, 50,000 Common Shares and 150,000 Common Shares, respectively, exercisable at a price of $7.18 per share until June 13, 2010; and (ii) 47,000 Common Share purchase warrants ("Warrants"), 47,000 Warrants, 47,000 Warrants, 585,000 Warrants, 47,000 Warrants and 650,000 Warrants, respectively (each Warrant entitles the holder to acquire one Common Share at an exercise price of $3.17 per share until June 1, 2010).

(6) Robert Maitland was a director of Military International Ltd. which was cease traded on December 11, 2002 for failure to file financial statements.

(7) Includes shares held by spouses, family trusts and related corporations of the respective directors.

Appointment of Auditors

Unless otherwise directed, it is management's intention to vote the proxies in favour of an ordinary resolution to re-appoint the firm of KPMG LLP, Chartered Accountants, to serve as auditors of the Corporation until the next annual meeting of the shareholders and to authorize the directors to fix their remuneration as such. KPMG LLP have been the Corporation's auditors since its formation.

INFORMATION CONCERNING THE CORPORATION

Voting Shares and Principal Holders Thereof

As at March 17, 2006, 28,016,331 Common Shares of the Corporation were issued and outstanding, each such share carrying the right to one vote on a ballot at the Meeting. A quorum for the transaction of business at the Meeting will be present if there are not less than two persons present at the Meeting holding or representing by proxy not less than 5% of the shares entitled to vote at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as at March 17, 2006, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, voting securities of the Corporation carrying more than 10% of the voting rights attached to any class of voting securities of the Corporation.

Executive Compensation

Summary Compensation Table

The following table provides a summary of the compensation earned by the President and Chief Executive Officer and the Vice-President, Finance and Chief Financial Officer (the "Named Executive Officers") for the period indicated. The Corporation did not have any other executive officers during the financial period ended December 31, 2005.

		Annual Compensation			Long-Term Compensation			
					Awards		Payouts	
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities Under Options/ SARs Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compen-sation ($)
Richard A. Walls[1] President and Chief Executive Officer	2005	128,333	Nil	15,175[2]	150,000[3]	-	-	-
Robert A. Maitland[1] Vice-President, Finance and Chief Financial Officer	2005	98,583	Nil	11,599[2]	130,000[4]	-	-	-

Notes:

(1) Mr. Walls was appointed President and Chief Executive Officer effective April 20, 2005. Mr.. Maitland was appointed Vice-President, Finance and Chief Financial Officer effective April 20, 2006. Amounts shown in the table for 2005 represent amounts actually paid by Fairquest in 2005. Prior to completion of the plan of arrangement involving the Corporation and Fairborne Energy Ltd. ("Fairborne") which became effective June 1, 2005, the Named Executive Officers were executive officers of Fairborne and were compensated as such by Fairborne.

(2) Of this amount, $11,550 in the case of Mr. Walls and $8,872 in the case of Mr. Maitland represents contributions of Fairquest under the Corporation's employee savings plan.

(3) In addition, Mr. Walls holds 650,000 Warrants.

(4) In addition, Mr. Maitland holds 585,000 Warrants.

Stock Options

The Corporation has a share option plan (the "Option Plan") which permits the granting of options ("Options") to officers, directors, employees and consultants to the Corporation and its subsidiaries. The maximum number of Common Shares issuable on exercise of outstanding Options at any time is limited to 10% of the issued and outstanding Common Shares; provided that while any performance shares ("Performance Shares") of the Corporation remain outstanding, the maximum number of Common Shares issuable on exercise of Options outstanding, together with the number of outstanding Performance Shares at any time, shall not exceed 10% of the number of issued and outstanding Common Shares. As at March 13, 2006, the Corporation had outstanding Options to purchase 1,224,400 Common Shares and 981,500 Performance Shares (representing in the aggregate 7.87% of the Common Shares outstanding as at March 13, 2006) and, based on the outstanding Common Shares and Performance Shares as at March 13, 2006, 595,733 Common Shares are available for future grants (2.13% of the Common Shares outstanding as at March 13, 2006).

Options granted pursuant to the Option Plan have a term not exceeding 5 years and vest in such manner as determined by the board of directors of the Corporation. Options granted under the Option Plan are non-assignable. The exercise price of Options granted is determined by the board of directors of the Corporation at the time of grant and may not be less than the volume weighted average trading price of the Common Shares for the five trading days immediately prior to the date of grant, subject to adjustment as may be required in the discretion of the Toronto Stock Exchange (the "TSX").

The number of Common Shares reserved for issuance to any one optionee may not exceed 5% of the issued and outstanding Common Shares. In addition, the number of Common Shares under all security based compensation arrangements of the Corporation: (i) issuable to insiders at any time shall not exceed 10% of the issued and outstanding Common Shares; and (ii) issued to insiders within any one year period shall not exceed 10% of the issued and outstanding Common Shares.

In case of death of an optionee, Options terminate on the date determined by the board of directors which may not be more than 12 months from the date of death and, if the optionee shall no longer be a director or officer of or be in the employ of, or a consultant or other service provider to, either the Corporation or a subsidiary of the Corporation, their Options terminate on the expiry of a period not in excess of six months as determined by the board of directors at the time of grant. In each case, the optionee is entitled to exercise those Options which the optionee was entitled to exercise on the date of death or the date the optionee ceased to be an officer, director, employee, consultant or other service provider to the Corporation, as the case may be.

An optionee may, under the terms of the Option Plan, make an offer (the "Surrender Offer") to the Corporation, at any time, for the disposition and surrender by the optionee to the Corporation (and the termination thereof) of any Options for an amount (not to exceed the fair market value thereof) specified in the Surrender Offer and the Corporation may, but is not obligated to, accept the Surrender Offer, subject to any required regulatory approval.

Pursuant to option agreements in respect of outstanding Options, in the event of a merger or amalgamation of the Corporation or the sale of all or substantially all of the assets of the Corporation, the Corporation may, in lieu of making provision in respect of such transaction that the optionee shall receive such number of shares of the continuing or successor corporation or other entity that they would have received as a result of such transaction had the Option been exercised immediately prior thereto, the Corporation may in such event satisfy any obligations to an optionee under Options in cash based on the difference between the exercise price of all unexercised Options and the fair market value of the securities to which the optionee would be entitled upon exercise thereof. In addition, in the event of a take-over bid for Common Shares, that is not exempt from the take-over bid requirements of applicable securities laws,

that is approved or recommended for acceptance by the board of directors of the Corporation, all outstanding Options will be accelerated for purposes of tendering to such take-over bid. If such a take-over bid is made and Common Shares are taken up pursuant thereto, the Corporation shall have the right to satisfy any obligation to the optionee in respect of any Options not exercised by paying the optionee in cash the difference between the exercise price of all unexercised Options and the fair market value thereof.

The board of directors of the Corporation may amend or discontinue the Option Plan at any time, provided that no such amendment shall be made without the approval of any stock exchange in which the Common Shares may be listed, if required by such stock exchange, or, without the consent of any optionee, if it alters or impairs any Option previously granted to such optionee under the Option Plan. Pursuant to the current requirements of the TSX, shareholder approval will be required for certain matters including increasing the percentage of common shares issuable pursuant to the Option Plan, changing eligible participants and certain other matters. Disinterested shareholder approval is currently required for a reduction in the exercise price of options or an extension of the term of Options held by insiders.

The following table sets forth details with respect to all options granted to the Named Executive Officers during the period ended December 31, 2005.

Name	Securities Under Options Granted (#)	Percentage of Total Options Granted to Employees in 2005 (%)	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on Date of Grant ($/Security)	Expiration Date
Richard A. Walls	150,000	12.4	7.18	7.18	June 13, 2010
Robert A. Maitland	130,000	10.7	7.18	7.18	June 13, 2010

Notes:

(1) The Options vest as to one-third on each of the first, second and third anniversaries of the date of grant and expire five years from the date of grant.

The following table sets forth, with respect to the Named Executive Officers, the number of Options exercised, the number of exercisable and unexercisable, and the value of in-the-money Options at December 31, 2005:

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Stock Options/SARs at FY-End Exercisable/ Unexercisable (#)	Value of Unexercised in-the-Money Stock Options/SARs at FY-End[1] Exercisable/ Unexercisable ($)
Richard A. Walls	-	-	Nil / 150,000	Nil / 169,500
Robert A. Maitland	-	-	Nil / 130,000	Nil / 146,900

Notes:

(1) Based on the closing price of the Common Shares on December 30, 2005 of $8.31 less the exercise price.

Securities Authorized for Issuance Under Equity Compensation Plans

The following sets forth information in respect of securities authorized for issuance under the Corporation's equity compensation plans as at December 31, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders(1)	1,224,400	$7.33	595,733
Equity compensation plans not approved by securityholders(2)	Nil	Nil	Nil
Total	1,224,400	$7.33	595,733

Note:

(1) The maximum number of Common Shares issuable on exercise of Options at any time may not exceed 10% of the issued and outstanding Common Shares; provided that while any Performance Shares are outstanding, the maximum number of Common Shares issuable on exercise of outstanding Options together with the number of outstanding Performance Shares at any time shall not exceed 10% of the number of issued and outstanding Common Shares.

(2) In conjunction with the plan of arrangement pursuant to which the Corporation commenced operations effective June 1, 2005 the Corporation issued an aggregate of 1,000,000 Performance Shares to certain non-management employees and service providers of the Corporation for nominal consideration, of which 981,500 Performance Shares remain outstanding as of the date hereof. See "*Report of Compensation Committee – Long Term Incentive Compensation – Performance Shares*".

Employment Agreements

The Corporation has entered into employment agreements (the "Employment Agreements") with each of the Named Executive Officers. Pursuant to the Employment Agreements, each executive is entitled to participate in and receive rights and benefits under the Corporation's stock option plan. The Employment Agreements may be terminated by the Corporation upon payment of a retiring allowance equal to one and one-half times the executive's then annual salary plus 15% of one and a half times the then annual salary to compensate for loss of benefits and 75% of the executive's then annual salary to compensate for the loss of bonus incentive compensation. In the event of any adverse change by the Corporation of the executive's duties, powers, rights, discretions, salary, title and other matters such that after such changes, the responsibility and status of the executive, taken as a whole, are not at least substantially equivalent to those assigned to him prior to the change or any other reason which would be considered to amount to constructive dismissal, the executive has the right to terminate the Employment Agreement within six months and be paid the foregoing retiring allowance.

Directors

During the last completed financial period of the Corporation, directors of the Corporation were not paid any cash compensation for acting as directors of the Corporation, but were reimbursed for out-of-pocket expenses incurred in carrying out their duties as directors. The directors of the Corporation have been granted Options pursuant to the Option Plan.

Composition and Role of the Compensation Committee

The Board has appointed a Compensation Committee comprised of Gary F. Aitken (Chairman), Brian A. Felesky and David M. Fitzpatrick. None of these directors are officers of the Corporation and all are "independent" directors (for purposes of National Instrument 58-201 – Corporate Governance Guidelines). The committee's mandate is to formally make recommendations to the Board in respect of compensation issues relating to directors and senior management of the Corporation, including recommending performance objectives and the compensation package for the Chief Executive Officer.

Report of Compensation Committee

The Corporation's compensation philosophy is aimed at attracting and retaining quality and experienced people which is considered to be critical to the success of the Corporation. Employee compensation, including executive officer compensation, is comprised of three elements: base salary, short-term incentive compensation (being cash bonuses) and long-term incentive compensation (being Options and, in the case of non-management employees, Performance Shares).

Recommendations for executive compensation are made by the Compensation Committee to the full Board for approval.

Base Salaries

Upon commencement of operations of the Corporation, the base salaries for the executive officers of the Corporation were reviewed and established at $220,000 for the President and Chief Executive Officer and $169,000 for the Vice-President, Finance and Chief Financial Officer. Base salary ranges are determined upon review of comparative data complied by the Corporation for a number of comparable companies within the oil and gas industry of competitive salaries paid to senior officers. Base salaries paid to senior officers of the Corporation, including the Chief Executive Officer, are comparable to the salaries of positions for the Corporation's peer group, using such criteria as revenue, production, cash flow and number of employees. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually, subject to the terms of the Employment Agreements.

Short-Term Incentive Compensation - Bonuses

In addition to base salaries, the Corporation may award cash bonuses to employees of the Corporation, including executive officers for exemplary performance. Although there is no formal bonus plan established at the present time, bonuses for our executive officers and employees may be awarded based on such factors as the Board may determine in their discretion. The amount of any bonus paid will not be set in relation to any formula or specific criteria but is the result of a subjective determination of the Corporation's performance and is approved by the Board based upon the recommendation of the Compensation Committee. The Compensation Committee has not established strict pre-determined quantitative performance criteria linked to the payment of bonuses.

Long-Term Incentive Compensation - Stock Options

Individual stock options are granted by the Board on the recommendation of senior management, in the case of employees, and by the Compensation Committee, in the case of executive officers including the Chief Executive Officer. Stock options are intended to align executive and shareholder interests by attempting to create a direct link between compensation and shareholder return. Participation in the Corporation's stock option plan rewards overall corporate performance, as measured through the price of the Corporation's shares. In addition, the plan enables executives to develop and maintain a significant ownership position in the Corporation.

Stock options are normally awarded by the Board upon the commencement of employment with the Corporation based on the level of responsibility within the Corporation. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual's level of ongoing responsibility within the Corporation.

Long Term Incentive Compensation – Performance Shares

In conjunction with commencement of the Corporation's operations, a total of 1,000,000 Performance Shares were issued at a price of $0.01 per share to certain non-management employees of, and certain consultants to ("Service Providers") the Corporation. No Performance Shares were issued to executive officers or directors of the Corporation. The Performance Shares operate in concert with the Corporation's Option Plan in that the sum of the maximum number of Common Shares issuable under the Option Plan and the aggregate number of outstanding Performance Shares shall not exceed 10% of the issued and outstanding Common Shares of the Corporation at any time.

The Performance Shares are convertible into the percentage of a Common Share equal to the weighted average trading price of the Common Shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into Common Shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Service Provider before the Performance Shares become convertible, the Corporation may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, the Corporation will, subject to applicable law, redeem each outstanding Performance Share at a redemption price of $0.01 per share.

Summary

The Corporation's compensation policies have allowed the Corporation to attract and retain a team of motivated professionals and support staff working towards the common goal of enhancing shareholder value. The Compensation Committee and the Board will continue to review compensation policies to ensure that they are competitive within the oil and natural gas industry and consistent with the performance of the Corporation.

Submitted By:

Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick

Indebtedness of Directors and Officers

No director, executive officer, employee or former executive, officer, director or employee of the Corporation or any of its subsidiaries or any associate of any such director or officer is, or has been at any time since the beginning of the most recently completed financial year of the Corporation, indebted to the Corporation or any of its subsidiaries in respect of any indebtedness that is still outstanding, nor, or at any time since the beginning of the most recently completed financial year of the Corporation has, any indebtedness of any such person been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any of its subsidiaries.

Performance Graph

The following graph compares the yearly change in the cumulative total shareholder return over the periods indicated of a $100 investment in the Corporation's Common Shares, with the cumulative total return of the S&P/ TSX Composite Index and the S&P/TSX Composite Index (Energy), for the comparable period. The Corporation commenced trading on the TSX on June 6, 2005.

Cumulative Total Return on $100 Investment
(June 6, 2005 – December 31, 2005)


150
125
100
75
50
June 6, 2005
Dec. 31, 2005
Fairquest Year End Price
S&P/TSX Comp. Index
S&P/TSX Composite Index (Energy)

	June 6, 2005	Dec. 31, 2005
Fairquest Year End Price	100	109
S&P/TSX Composite Index	100	118
S&P/TSX Composite Index (Energy)	100	134

Corporate Governance Practices

National Instrument 58-101, entitled "Disclosure of Corporate Governance Practices" ("NI 58-101") requires that if management of an issuer solicits proxies from its securityholders for the purpose of electing directors that certain prescribed disclosure respecting corporate governance matters be included in its management information circular. The TSX also requires listed companies to provide, on an annual basis, the corporate governance disclosure which is prescribed by NI 58-101.

The prescribed corporate governance disclosure for the Corporation is that contained in Form 58-101F1 which is attached to NI 58-101 ("Form 58-101F1 Disclosure").

Set out below is a description of the Corporation's current corporate governance practices, relative to the Form 58-101F1 Disclosure.

1. Board of Directors

(a) Disclose the identity of directors who are independent.

The following four directors of the Corporation are independent (for purposes of NI 58-101):

Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick
Donald J. Nelson

(b) Disclose the identity of directors who are not independent, and describe the basis for that determination.

Richard A. Walls is not independent as he also occupies the position of President and Chief Executive Officer of the Corporation.

Robert A. Maitland is not independent as he also occupies the position of Vice-President, Finance and Chief Financial Officer of the Corporation.

(c) Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the directors of the Corporation (four of the six) are independent.

(d) If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

The following directors are presently directors of other issuers that are reporting issuers (or the equivalent):

Name of Director	Name of Other Reporting Issuers
Gary F. Aitken	None
Brian A. Felesky	Epcor Power LP Suncor Energy Inc.

Name of Director	Name of Other Reporting Issuers
	Precision Drilling Corporation
David M. Fitzpatrick	Shiningbank Energy Income Fund Platform Resources Inc. Strike Petroleum Inc.
Robert A. Maitland	None
Donald J. Nelson	Paramount Energy Trust Taylor NGL Limited Partnership Flagship Energy Inc. Culane Energy Ltd.
Richard A. Walls	Stylus Energy Inc. Fairborne Energy Trust

(e) **Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.**

At the end of or during each meeting of the Board, the members of management of the Corporation and the non-independent directors of the Corporation who are present at such meeting leave the meeting in order for the independent directors to meet. Five such meetings of the independent directors have been held since the commencement of operations of the Corporation on June 1, 2005. In addition, other meetings of the independent directors may be held from time to time if required.

(f) **Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.**

The Chairman of the Board is Gary F. Aitken, who is an independent member of the Board. The Chairman presides at all meetings of the Board and, unless otherwise determined, at all meetings of shareholders and to enforce the rules of order in connection with such meetings. The Chairman is to provide overall leadership to the Board without limiting the principle of collective responsibility and the ability of the Board to function as a unit. The Chairman is to endeavour to fulfill his Board responsibilities in a manner that will ensure that the Board is able to function independently of management and is to consider, and allow for, when appropriate, a meeting of independent directors, so that Board meetings can take place without management being present. The Chairman is also to endeavour to ensure that reasonable procedures are in place to allow directors to engage outside advisors at the expense of the Corporation in appropriate circumstances.

(g) **Disclose the attendance record of each directors for all board meetings held since the issuer commenced operations on June 1, 2005.**

The attendance record of each of the directors of the Corporation for Board meetings and committee meetings held since the commencement of operations of the Corporation, is as follows:

Name of Director	Attendance Record
Gary F. Aitken	100%
Brian A. Felesky	100%
David M. Fitzpatrick	100%
Robert A. Maitland	100%
Donald J. Nelson	100%
Richard A. Walls	100%

2. **Board Mandate – Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.**

The mandate of the board is attached to this Information Circular as Appendix A.

3. **Position Descriptions**

(a) **Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.**

The Board of Directors has developed written position descriptions for the Chairman of the Board as well as the Chairman of each of the committees of the Board.

(b) **Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.**

The Board, with the input of the Chief Executive Officer of the Corporation, has developed a written position description for the Chief Executive Officer.

4. **Orientation and Continuing Education**

(a) **Briefly describe what measures the board takes to orient new directors regarding (i) the role of the board, its committees and its directors, and (ii) the nature and operation of the issuer's business.**

While the Corporation does not currently have a formal orientation and education program for new recruits to the Board, the Corporation has historically provided such orientation and education on an informal basis. As new directors have joined the Board, management has provided these individuals with corporate policies, historical information about the Corporation, as well as information on the Corporation's performance and its strategic plan with an outline of the general duties and responsibilities entailed in carrying out their duties. The Board believes that these procedures have proved to be a practical and effective approach in light of the Corporation's particular circumstances, including the size of the Corporation, limited turnover of the directors and the experience and expertise of the members of the Board.

(b) **Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.**

No formal continuing education program currently exists for the directors of the Corporation; however, the Corporation encourages directors to attend, enrol or participate in courses and/or seminars dealing with financial literacy, corporate governance and related matters and the Corporation will pay the reasonable expenses thereof, subject to approval of the Chief Executive Officer. Each director of the Corporation has the responsibility for ensuring that he maintains the skill and knowledge necessary to meet his obligations as a director.

5. **Ethical Business Conduct**

(a) **Disclose whether or not the board has adopted a written code for the directors, officers and employees. If the board has adopted a written code:**

The Corporation has adopted a Code of Business Conduct and Ethics for directors, officers and employees (the "Code").

(i) **disclose how a person or company may obtain a copy of the code;**

A copy of the Code may be obtained from the Vice-President, Finance and Chief Financial Officer of the Corporation at (403) 290-7755 or rmaitland@fairquestenergy.com and is also available on SEDAR at www.sedar.com.

(ii) **describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and**

All employees have been provided with a copy of the Code and were made aware of the consequences of violation thereof. In addition, all senior officers and directors of the Corporation are required to affirm in writing on an annual basis his or her agreement to abide by the Code, as to his or her ethical conduct and with respect to any conflicts of interest.

(iii) **provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.**

There have been no material change reports filed since the beginning of the Corporation's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code.

(b) **Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.**

In accordance with the *Business Corporations Act* (Alberta), directors who are a party to, or are a director or an officer of a person which is a party to, a material contract or material transaction or a proposed material contract or proposed material transaction are required to disclose the nature and extent of their interest and not to vote on any

resolution to approve the contract or transaction. In addition, in certain cases, an independent committee of the Board may be formed to deliberate on such matters in the absence of the interested party.

(c) Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.

In addition to the Code, the Board has also adopted a "Whistleblower Policy" wherein employees of the Corporation are provided with the mechanics by which they may raise concerns in a confidential, anonymous process.

6. Nomination of Directors

(a) Describe the process by which the board identifies new candidates for board nomination.

The Corporate Governance and Joint Operations Committee is responsible for recommending suitable candidates for nominees for election or appointment as director, and recommending the criteria governing the overall composition of the Board and governing the desirable characteristics for directors. In making such recommendations, the Corporate Governance and Joint Operations Committee is to consider: (i) the competence and skills that the Board considers to be necessary for the Board, as a whole, to possess; (ii) the competence and skills that the Board considers each existing director to possess; (iii) the competencies and skills that each new nominee will bring to the boardroom; and (iv) whether or not each new nominee can devote sufficient time and resources to his or her duties as a member of the Board.

The Corporate Governance and Joint Operations Committee is also to review on a periodic basis the composition of the Board to ensure that an appropriate number of independent directors sit on the Board, and analyze the needs of the Board and recommend nominees who meet such needs.

(b) Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The Corporate Governance and Joint Operations Committee, which is responsible for nominating directors, is comprised of only independent directors.

(c) If the board has nominating committee, describe the responsibilities, powers and operation of the nominating committee.

See item 6(a).

7. Compensation

(a) Describe the process by which the board determines the compensation for the issuer's directors and officers.

Compensation of Directors

In the case of director compensation, management makes a recommendation to the Compensation Committee based upon comparative data for a peer group of oil and gas

issuers, such recommendation is reviewed by the Compensation Committee and a recommendation is made by the Compensation Committee to the Board for approval.

Compensation of Officers

Management of the Corporation reviews officers' compensation for comparable oil and gas issuers and provides the same to the Compensation Committee. The peer group selected for this purpose is determined in consultation with the Chairman of the Compensation Committee. Based upon this comparative data, the Compensation Committee then makes a recommendation as to executive compensation to the Board for approval. See "*Executive Compensation – Report of Compensation Committee*".

(b) Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The Compensation Committee is comprised entirely of independent directors.

(c) If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.

The Compensation Committee's responsibility is to formulate and make recommendations to the Board in respect of compensation issues relating to directors and officers of the Corporation. Without limiting the generality of the foregoing, the Compensation Committee has the following duties:

(i) to review the compensation philosophy and remuneration policy for officers of the Corporation and to recommend to the Board changes to improve the Corporation's ability to recruit, retain and motivate officers;

(ii) to review and recommend to the Board the retainer and fees to be paid to members of the Board;

(iii) to review and approve corporate goals and objectives relevant to the compensation of the Chief Executive Officer ("CEO"), evaluate the CEO's performance in light of those corporate goals and objectives, and determine (or make recommendations to the Board with respect to) the CEO's compensation level based on such evaluation;

(iv) to recommend to the Board with respect to non-CEO officer and director compensation including to review management's recommendations for proposed stock option, share purchase plans and other incentive-compensation plans and equity-based plans for non-CEO officer and director compensation and make recommendations in respect thereof to the Board;

(v) to administer the stock option plan approved by the Board in accordance with its terms including the recommendation to the Board of the grant of stock options in accordance with the terms thereof;

(vi) to determine and recommend for approval of the Board bonuses to be paid to officers and employees of the Corporation and to establish targets or criteria for the payment of such bonuses, if appropriate; and

(vii) to prepare and submit a report of the Committee for inclusion of annual disclosure required by applicable securities laws to be made by the Corporation including the Compensation Committee Report required to be included in the information circular – proxy statement of the Corporation and review other executive compensation disclosure before the Corporation publicly discloses such information.

The Compensation Committee is required to be comprised of at least three directors, or such greater number as the Board may determine from time to time. All members of the Committee are required to be independent, as such term is defined for this purpose under applicable securities requirements. Pursuant to the mandate and terms of reference of the Compensation Committee, meetings of the Committee are to take place at least one time per year and at such other times as the Chair of the Compensation Committee may determine.

(d) If a compensation consultant or advisor has, at any time since the beginning of the issuer's most recently completed financial year, been retained to assist in determining compensation for any of the issuer's directors and officers, disclose the identity of the consultant or advisor and briefly summarize the mandate for which they have been retained. If the consultant or advisor has been retained to perform any other work for the issuer, state that fact and briefly describe the nature of the work.

A compensation consultant or advisor has not been retained to assist in determining compensation for any of the issuer's directors and officers at this time, however, the Corporation accesses an industry survey.

8. Other Board Committees – If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.

Other than the audit and compensation committees, the Corporation also has established a Corporate Governance and Joint Operations Committee (which also serves as the nominating committee) and a Reserves Committee.

The Corporate Governance and Joint Operations Committee also acts as the nominating committee of the Corporation and carries out the functions with respect thereto as described under Item 6(a). In addition, the Corporate Governance and Joint Operations Committee is responsible for developing the approach of the Corporation in matters concerning corporate governance including:

(i) annually reviewing the mandates of the Board and its committees and recommend to the Board such amendments to those mandates as the Committee believes are necessary or desirable;

(ii) considering and, if thought fit, approving requests from directors or committees of directors of the engagement of special advisors from time to time;

(iii) preparing and recommending to the Board annually a statement of corporate governance practices to be included in the Corporation's annual report or information circular as required by all of the stock exchanges on which the shares of the Corporation are listed and any other regulatory authority;

(iv) making recommendations to the Board as to which directors should be classified as "independent directors", "related" directors or "unrelated" directors pursuant to any such report or circular;

(v) reviewing on a periodic basis the composition of the Board and ensuring that an appropriate number of independent directors sit on the Board, analyzing the needs of the Board and recommending nominees who meet such needs;

(vi) to act as a forum for concerns of individual directors in respect of matters that are not readily or easily discussed in a full Board meeting, including the performance of management or individual members of management or the performance of the Board or individual members of the Board;

(vii) developing and recommending to the Board for approval and periodically review structures and procedures designed to ensure that the Board can function effectively and independently of management;

(viii) making recommendations to the Board regarding appointments of corporate officers and senior management;

(ix) reviewing annually the committee's Mandates and Terms of Reference;

(x) reviewing and considering the engagement at the expense of the Corporation of professional and other advisors by any individual director when so requested by any such director;

(xi) establishing, reviewing and updating periodically a code of business conduct and ethics and ensure that management has established a system to monitor compliance with the code;

(xii) reviewing management's monitoring of the Corporation's compliance with such code; and

(xiii) considering any issues related to the assets held jointly with Fairborne and the operation of such assets (including those arising under farm-in agreements with Fairborne) that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues arising from time to time considering potential conflicts of interest between Fairborne and the Corporation.

The Reserves Committee is responsible for various matters relating to reserves of the Corporation that may be delegated to the Reserves Committee pursuant to National Instrument 51-101 (Standards of Disclosure for Oil and Gas Activities) ("NI 51-101"), including:

(i) reviewing the Corporation's procedures relating to the disclosure of information with respect to oil and gas activities including reviewing its procedures for complying with its disclosure requirements and` restrictions set forth under applicable securities requirements;

(ii) reviewing the Corporation's procedures for providing information to the independent evaluator;

(iii) meeting, as considered necessary, with management and the independent evaluator to determine whether any restrictions placed by management affect the ability of the evaluator to report without reservation on the Reserves Data (as defined in NI 51-101) (the "Reserves Data") and to review the Reserves Data and the report of the independent evaluator thereon (if such report is provided);

(iv) reviewing the appointment of the independent evaluator and, in the case of any proposed change to such independent evaluator, determining the reason therefor and whether there have been any disputes with management;

(v) providing a recommendation to the Board as to whether to approve the content or filing of the statement of the Reserves Data and other information that may be prescribed by applicable securities requirements including any reports of the independent engineer and of management in connection therewith;

(vi) reviewing the Corporation's procedures for reporting other information associated with oil and gas producing activities; and

(vii) generally reviewing all matters relating to the preparation and public disclosure of estimates of the Corporation's reserves.

9. **Assessments – Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees, and its individual directors are performing effectively.**

As the Corporation only commenced operations on June 1, 2005, it has not conducted, to date, any assessments of its Board, committees or individual directors. The Corporate Governance and Joint Operations Committee is responsible by its terms of reference to evaluate the effectiveness of the Board, committees and individual directors and will therefore be considering this matter in the future.

TECHNICAL SERVICES AGREEMENT

The Corporation entered into a technical services agreement dated May 30, 2005 (the "Technical Services Agreement") with Fairborne concurrently with completion of the Plan of Arrangement. Pursuant to the Technical Services Agreement, Fairborne personnel are concurrently employed by the Corporation and such personnel provide services in respect of the management, development, exploitation and operation of the Corporation's assets. Fairborne also provides various administrative services, as well as access to geological and technical data relating to the Corporation's assets. Pursuant to the Technical Services Agreement, Fairborne and the Corporation pay their proportionate share of general and administrative costs of Fairborne, after all recoveries, based on the respective level of monthly oil and natural gas production of each company relative to the combined monthly oil and natural gas production and the respective level of monthly capital expenditures of each company relative to the combined capital spending. For the period ended December 31, 2005, the Corporation paid $906,000 to Fairborne pursuant to the Technical Services Agreement. The Technical Services Agreement may be terminated upon six months notice by either party.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares, or any other Informed Person (as defined in National Instrument 51-102) or any known associate or affiliate of such persons, in any transaction since the commencement of the last completed financial year of the Corporation or in any proposed transaction which has materially affected or would materially affect the Corporation or any of its subsidiaries other than the following.

1. The executive officers and directors of the Corporation subscribed for and were issued Common Shares and Warrants in connection with the initial private placement of the Corporation prior to its commencement of operations and completion of the Arrangement. The Common Shares and Warrants were issued as a unit at an issue price of $2.11 per unit. The following sets forth the number of Common Shares and Warrants acquired pursuant to such private placement by each of the directors and senior officers of the Corporation.

Name of Officer or Director	Number of Common Shares Acquired	Number of Warrants Acquired
Gary F. Aitken	47,000	47,000
Brian A. Felesky	47,000	47,000
David M. Fitzpatrick	47,000	47,000
Robert A. Maitland	585,000	585,000
Donald J. Nelson	47,000	47,000
Richard A. Walls	650,000	650,000

2. An executive officer and/or his associates and affiliates and a limited partnership of which a director is an executive officer subscribed for Common Shares issued on a "flow-through" basis ("Flow-Through Shares") pursuant to a private placement completed by the Corporation on October 12, 2005. Pursuant to the private placement, the Corporation issued an aggregate of 1,000,000 Common Shares and 1,000,000 Flow-Through Shares at $10.00 and $13.00, respectively, of which, an aggregate of 14,600 Flow-Through Shares were subscribed for by an executive officer of the Corporation and/or associates and affiliates thereof and 35,200 were subscribed for by a limited partnership of which a director is an executive officer. The foregoing subscription was on the same terms and conditions as subscriptions by arms' length subscribers to such offering.

3. The Corporation entered into the Technical Services Agreement (see "Technical Services Agreement") with Fairborne. Certain of the directors and the two executive officers of the Corporation were directors, officers and shareholders of Fairborne prior to completion of the Arrangement and Richard A. Walls is the Chairman of the Board and a director of Fairborne.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Corporation is not aware of any material interest of any director or nominee for director, or executive officer of the Corporation or anyone who has held office as such since the beginning of the Corporation's last financial year or of any associate or affiliate of any of the foregoing in any matter to be acted on at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") website at www.sedar.com. The Corporation's SEDAR profile no. is 22278. Financial information in respect of the Corporation and its affairs is provided in the Corporation's annual audited comparative financial statements for the period ended December 31, 2005 and the related management's discussion and analysis. Copies of the Corporation's financial statements and related management discussion and analysis are available upon request from Robert A. Maitland, Vice-President, Finance and Chief Financial Officer of the Corporation, (403) 290-7755 or rmaitland@fairquestenergy.com.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL

The contents and sending of this Information Circular - Proxy Statement has been approved by the Board.

APPENDIX "A"

FAIRQUEST ENERGY LIMITED

MANDATE OF THE BOARD OF DIRECTORS

GENERAL

The Board of Directors (the "**Board**") of Fairquest Energy Limited (the "**Corporation**") is responsible for the stewardship of the Corporation. In discharging its responsibility, the Board will exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and will act honestly and in good faith with a view to the best interests of the Corporation. In general terms, the Board will:

- in consultation with the chief executive officer of the Corporation (the "**CEO**"), define the principal objectives of the Corporation;
- supervise the management of the business and affairs of the Corporation with the goal of achieving the Corporation's principal objectives as developed in association with the CEO;
- discharge the duties imposed on the Board by applicable laws; and
- for the purpose of carrying out the foregoing responsibilities, take all such actions as the Board deems necessary or appropriate.

SPECIFIC

Executive Team Responsibility

- Appoint the CEO and senior officers, approve their compensation, and monitor the CEO's performance against a set of mutually agreed corporate objectives directed at maximizing shareholder value.
- In conjunction with the CEO, develop a clear mandate for the CEO, which includes a delineation of management's responsibilities.
- Establish processes as required that adequately provides for succession planning, including the appointing, training and monitoring of senior management.
- Establish limits of authority delegated to management.

Operational Effectiveness and Financial Reporting

- Annual review and adoption of a strategic planning process and approval of the corporate strategic plan, which takes into account, among other things, the opportunities and risks of the business.
- Establish or cause to be established systems to identify the principal risks to the Corporation and that the best practical procedures are in place to monitor and mitigate the risks.
- Establish or cause to be established processes to address applicable regulatory, corporate, securities and other compliance matters.

- Establish or cause to be established an adequate system of internal control exists.
- Establish or cause to be established due diligence processes and appropriate controls with respect to applicable certification requirements regarding the Corporation's financial and other disclosure.
- Review and approve the Corporation's financial statements and oversee the Corporation's compliance with applicable audit, accounting and reporting requirements.
- Approve annual operating and capital budgets.
- Review and consider for approval all amendments or departures proposed by management from established strategy, capital and operating budgets.
- Review operating and financial performance results relative to established strategy, budgets and objectives.

Integrity/Corporate Conduct

- Establish a communications policy or policies to ensure that a system for corporate communications to all stakeholders exists, including processes for consistent, transparent, regular and timely public disclosure, and to facilitate feedback from stakeholders.
- Approve a Business Conduct & Ethics Practice for directors, officers and employees and monitor compliance with the Practice and approve any waivers of the Practice for officers and directors.
- To the extent feasible, satisfy itself as to the integrity of the CEO and other executive officers of the Corporation and that the CEO and other executive officers create a culture of integrity throughout the Corporation.

Board Process/Effectiveness

- Attempt to ensure that Board materials are distributed to directors in advance of regularly scheduled meetings to allow for sufficient review of the materials prior to the meeting. Directors are expected to attend all meetings.
- Engage in the process of determining Board member qualifications with the Corporate Governance Committee including ensuring that a majority of directors qualify as independent directors pursuant to National Instrument 58-101 Disclosure of Corporate Governance Practices (as implemented by the Canadian Securities Administrators and as amended from time to time) and that the appropriate number of independent directors are on each committee of the Board as required under applicable securities rules and requirements.
- Approve the nomination of directors.
- Provide a comprehensive orientation to each new director.
- Establish an appropriate system of corporate governance including practices to ensure the Board functions independently of management.
- Establish appropriate practices for the regular evaluation of the effectiveness of the Board, its committees and its members.

- Establish committees and approve their respective mandates and the limits of authority delegated to each committee.

- Review and re-assess the adequacy of the mandate of the committees of the Board on a regular basis, but not less frequently than on an annual basis.

- Review the adequacy and form of the directors' compensation to ensure it realistically reflects the responsibilities and risks involved in being a director.

Each member of the Board is expected to understand the nature and operations of the Corporation's business, and have an awareness of the political, economic and social trends prevailing in all countries or regions in which the Corporation invests, or is contemplating potential investment.

Independent directors shall meet regularly, and in no case less frequently than quarterly, without non-independent directors and management participation.

The Board may retain persons having special expertise and may obtain independent professional advice to assist it in fulfilling its responsibilities at the expense of the Corporation, as determined by the Board.

In addition to the above, adherence to all other Board responsibilities as set forth in the Corporation's By-Laws, applicable policies and practices and other statutory and regulatory obligations, such as issuance of securities, etc., is expected.

DELEGATION

- The Board may delegate its duties to, and receive reports and recommendations from, any committee of the Board.

- Subject to terms of the Disclosure, Confidentiality and Trading Policy and other policies and procedures of the Corporation, the Chairman of the Board will act as a liaison between stakeholders of the Corporation and the Board (including independent members of the Board).

Schedule A

Document No. 14

Notice of Annual Meeting of Shareholders dated March 17, 2006

FAIRQUEST ENERGY LIMITED

Notice of
Annual Meeting of Shareholders
to be held on April 25, 2006

The annual meeting (the "Meeting") of the shareholders of Fairquest Energy Limited ("Fairquest") will be held in the Strand/Tivoli Room at the Metropolitan Conference Centre, 333 – 4 Avenue S.W., Calgary, Alberta on Tuesday, April 25, 2006 at 3:00 p.m. (Calgary time) to:

1. receive and consider the financial statements of Fairquest for the period ended December 31, 2005, together with the report of the auditors thereon;

2. fix the number of directors of Fairquest to be elected at the Meeting at six (6) members;

3. elect directors of Fairquest;

4. appoint the auditors of Fairquest and authorize the directors to fix their remuneration as such; and

5. transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the information circular - proxy statement accompanying this notice.

If you are unable to attend the Meeting in person we request that you date and sign the enclosed form of proxy and mail it to or deposit it with Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be received at the aforesaid address not less than 48 hours before the time for holding the Meeting or any adjournment thereof.

The Board of Directors of Fairquest has fixed the record date for the Meeting at the close of business on March 24, 2006 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of the Meeting and to vote those shares included in the list of shareholders entitled to vote at the Meeting prepared as at the Record Date, unless any such shareholder transfers shares after the Record Date and the transferee of those shares, having produced properly endorsed certificates evidencing such shares or having otherwise established that he owns such shares, demands, not later than 10 days before the Meeting, that the transferee's name be included in the list of shareholders entitled to vote at the Meeting, in which case such transferee shall be entitled to vote such shares at the Meeting.

DATED at Calgary, Alberta this 17th day of March, 2006.

BY ORDER OF THE BOARD OF DIRECTORS OF
FAIRQUEST ENERGY LIMITED

(signed) "*Richard A.. Walls*"
President and Chief Executive Officer

Schedule A

Document No. 15

2005 Annual Report

PRESS RELEASE

Fairquest Energy Limited Announces Filing of its 2005 Year End Disclosure Documents

CALGARY, ALBERTA, March 24, 2006 - Fairquest Energy Limited ("Fairquest") today filed its Annual Information Form which includes Fairquest's reserves data and other oil and gas information for the period ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Fairquest has also filed its audited financial statements for the period ended December 31, 2005 and related management discussion and analysis with Canadian Securities Regulatory Authorities. Copies of Fairquest's 2005 disclosure documents may be obtained at www.sedar.com or by contacting Fairquest.

Fairquest is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-3216
rwalls@Fairquest-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-3216
rmaitland@Fairquest-energy.com

Schedule A

Document No. 17

Notice of Intent to Qualify (NI 44-101) dated March 24, 2006

**NOTICE DECLARING INTENTION
TO BE QUALIFIED UNDER
NATIONAL INSTRUMENT 44-101
SHORT FORM PROSPECTUS DISTRIBUTIONS
("NI 44-101")**

March 24, 2006

To: The Alberta Securities Commission

Fairquest Energy Limited (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

FAIRQUEST ENERGY LIMITED

Per: (signed) "*Michael D. Sandrelli*"
Michael D. Sandrelli
Assistant Corporate Secretary

Schedule A

Document No. 18

Code of Business Conduct and Ethics

FAIRQUEST ENERGY LIMITED (THE "CORPORATION")

CODE OF BUSINESS CONDUCT AND ETHICS

I. Introduction

Fairquest Energy Limited ("Fairquest" or the "Corporation") requires the highest standards of professional and ethical conduct from our directors, officers and employees. Our reputation among our shareholders for honesty and integrity is key to the success of our business. No employee will be permitted to achieve results through violations of laws or regulations, or through unethical dealings.

This Code reflects our commitment to a culture of honesty, integrity and accountability and outlines the basic principles and policies with which all employees are expected to comply. Please read this Code carefully.

In addition to following this Code in all aspects of your business activities, you are expected to seek guidance in any case where there is a question about compliance with both the letter and spirit of our policies and applicable laws. This Code sets forth general principles and does not supersede the specific policies and procedures that are covered in the specific policies statements, such as the Disclosure, Confidentiality and Trading Policy. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries. Violation of these policies may result in disciplinary actions up to and including discharge from the Corporation.

Your cooperation is necessary to the continued success of our business and the cultivation and maintenance of our reputation as a good corporate citizen.

II. Conflicts of Interest

A conflict of interest occurs when an individual's private interest interferes, or appears to interfere, in any way with the interests of the Corporation. A conflict situation can arise when an employee takes actions or has interests that may make it difficult to perform his or her work effectively. Conflicts of interest also arise when an employee, officer or director, or a member of his or her family, receives improper personal benefits as a result of his or her position in the Corporation. Loans to, or guarantees of obligations of, such persons are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Activities that could give rise to conflicts of interest are prohibited unless specifically approved in advance by the Board of Directors; provided that the foregoing shall not apply to directors of the Corporation acting as directors of other public or private companies who shall comply with the provisions of the *Business Corporations Act* (Alberta) in respect thereof and shall advise the Chairman of the Board of the holding of such directorships. It is not always easy to determine whether a conflict of interest exists, so any potential conflicts of interests must be reported immediately to senior management.

III. Corporate Opportunities

Employees, officers and directors are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Employees, officers and directors are also prohibited from competing with the Corporation; provided that the foregoing shall not apply to directors solely as a result of them acting as directors or officers of other companies which they do not control.

IV. Confidentiality

Employees must maintain the confidentiality of information entrusted to them by the Corporation or that otherwise comes into their possession in the course of their employment, except when disclosure is authorized or legally mandated. The obligation to preserve confidential information continues even after you leave the Corporation.

Confidential information includes all non-public information, and information that suppliers and customers have entrusted to us.

V. Protection and Proper Use of Corporation Assets

All employees should endeavour to protect the Corporation's assets and ensure their efficient use. Theft, carelessness and waste have a direct impact on the Corporation's profitability. Any suspected incidents of fraud or theft should be immediately reported for investigation.

Corporation assets, such as funds, products or computers, may only be used for legitimate business purposes or other purposes approved by management. Corporation assets may never be used for illegal purposes.

The obligation to protect Corporation assets includes proprietary and confidential information. Proprietary information includes any information that is not generally known to the public or would be helpful to our competitors. Examples of proprietary information are intellectual property, acquisition and exploration plans and prospects, business and marketing plans and employee information. The obligation to preserve proprietary information continues even after you leave the Corporation.

VI. Insider Trading

Insider trading is unethical and illegal. Directors, officer and employees are not allowed to trade in securities of a company while in possession of material non-public information regarding that company. It is also illegal to "tip" or pass on inside information to any other person who might make an investment decision based on that information or pass the information on further. The Corporation has a Disclosure, Confidentiality and Trading Policy, which sets forth your obligations in respect of trading in the Corporation's securities.

VII. Fair Dealing

No employee should take unfair advantage of customers, suppliers, competitors or other employees through illegal conduct, manipulation, concealment, abuse of privileged information, misrepresentation of material facts or any other unfair-dealing practice.

VIII. Compliance with Laws, Rules and Regulations

Compliance with both the letter and spirit of all laws, rules and regulations applicable to our business is critical to our reputation and continued success. All employees, officers, contractors, consultants and directors must respect and obey the laws of the cities, provinces and countries in which we operate and avoid even the appearance of impropriety.

IX. Compliance with Environmental Laws

The Corporation is sensitive to the environmental, health and safety consequences of its operations. Accordingly, the Corporation is in strict compliance with all applicable Federal and Provincial environmental laws and regulations. If any employee has any doubt as to the applicability or meaning of a particular environmental, health or safety regulation, he or she should discuss the matter with a member of the Corporation's senior management.

X. Discrimination and Harassment

We value the diversity of our employees and are committed to providing equal opportunity in all aspects of employment. Abusive, harassing or offensive conduct is unacceptable, whether verbal, physical or visual. Examples include derogatory comments based on racial or ethnic characteristics and unwelcome sexual advances. Employees are encouraged to speak out when a co-worker's conduct makes them uncomfortable, and to report harassment when it occurs.

XI. Safety and Health

We are all responsible for maintaining a safe workplace by following safety and health rules and practices. The Corporation is committed to keeping its workplaces free from hazards. Please report any accidents, injuries, unsafe equipment, practices or conditions immediately to a supervisor or other designated person. Threats or acts of violence or physical intimidation are prohibited.

In order to protect the safety of all employees, the environment and third parties, employees must report to work free from the influence of any substance that could prevent them from conducting work activities safely and effectively.

XII. Accuracy of Corporation Records and Reporting

Honest and accurate recording and reporting of information is critical to our ability to make responsible business decisions. The Corporation's accounting records are relied upon to produce reports for the Corporation's management, shareholders, creditors, governmental agencies and others. Our financial statements and the books and records on which they are based must accurately reflect all corporate transactions and conform to all legal and accounting requirements and our system of internal controls.

All employees have a responsibility to ensure that the Corporation's accounting records do not contain any false or intentionally misleading entries. We do not permit intentional misclassification of transactions as to accounts, departments or accounting periods. All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

Business records and communications often become public through legal or regulatory investigations or the media. We should avoid exaggeration, derogatory remarks, legal conclusions or inappropriate characterizations of people and companies. This applies to communications of all kinds, including email

and informal notes or interoffice memos. Records should be retained and destroyed in accordance with appropriate business practices and applicable laws.

XIII. Use of E-Mail and Internet Services

E-Mail systems and Internet services are provided to help us do work. Incidental and occasional personal use is permitted, but never for personal gain or any improper purpose. Also remember that "flooding" our systems with junk mail and trivia hampers the ability of our systems to handle legitimate company business and is prohibited.

Your messages (including voice mail) and computer information are considered company property and you should not have any expectation of privacy. Unless prohibited by law, the Corporation reserves the right to access your e-mail communication, and disclose this information as necessary for business purposes. Use good judgment, and do not access, send messages or store any information on your work computer that you would not want to be seen or heard by other individuals.

XIV. Political Activities and Contributions

We respect and support the right of our employees to participate in political activities. However, these activities should not be conducted on Corporation time or involve the use of any Corporation resources. Employees will not be reimbursed for personal political contributions.

We may occasionally express our views on local and national issues that affect our operations. In such cases, Corporation funds and resources may be used, but only when permitted by law and by our strict Corporation guidelines. The Corporation may also make limited contributions to political parties or candidates in jurisdictions where it is legal and customary to do so. The Corporation may pay related administrative and solicitation costs for political action committees formed in accordance with applicable laws and regulations. No employee may make or commit to political contributions on behalf of the Corporation without the approval of the Chief Executive Officer or Chief Financial Officer.

XV. Illicit Payments

Unlawful or unethical behaviour in the Corporation's workforce is not tolerated, including soliciting, accepting, or paying bribes or other illicit payments for any purpose. Situations where judgment might be influenced or appears to be influenced by improper considerations must be avoided. Payment or acceptance of any "kickbacks" from a contractor or other external party is prohibited.

XVI. Payments to Officials

Employees must comply with all laws prohibiting improper payments to officials.

Although certain types of "facilitation" payments may not be illegal, the Corporation's policy is to avoid such payments. If any employee finds that adherence to the Corporation's policy would cause a substantial, adverse effect on operations, that fact should be reported to the Corporation's senior management which will determine whether an exception may lawfully be authorized. If the facilitating payment is made, such payment must be properly entered and identified on the books of the Corporation and all appropriate disclosures made.

XVII. Reporting of any Illegal or Unethical Behaviour

We have a strong commitment to conduct our business in a lawful and ethical manner. Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation and to report violations of laws, rules, regulations or this Code. We prohibit retaliatory action against any employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

XVIII. Directors Role in the Code of Business Conduct and Ethics

To the extent that management is unable to make a determination as to whether a breach of this Code has taken place, the Board of Directors will review any alleged breach of the Code to determine if a breach has occurred.

Any waiver of this Code for executive officers or directors will be made only by the Board of Directors or a committee of the Board of Directors and conduct by a director or executive officer which constitutes a material departure from this Code may be promptly disclosed if required by law or stock exchange regulation.

XIX. Compliance Procedures

This Code cannot, and is not intended to, address all of the situations you may encounter. There will be occasions where you are confronted by circumstances not covered by policy or procedure and where you must make a judgment as to the appropriate course of action. In those circumstances we encourage you to use your common sense, and to contact your supervisor, manager or a member of human resources for guidance.

If you do not feel comfortable discussing the matter with your supervisor, manager or human resources, please call Gary F. Aitken, Chairman of the Board, Richard A. Walls, President and Chief Executive Officer or Robert A. Maitland, Vice-President, Finance and Chief Financial Officer. Their numbers are (403) 218-8664, (403) 290-7754 and (403) 290-7755, respectively.

FAIRQUEST ENERGY LIMITED (THE "CORPORATION")

CODE OF ETHICS FOR SENIOR OFFICERS

I. Introduction

This Code of Ethics for Senior Officers is applicable to the Corporation's senior officers, the Corporation's principal financial officer and controller or principal accounting officer, or any person performing similar functions. References in this Code of Ethics to the Corporation means the Corporation or any of its subsidiaries.

While we expect honest and ethical conduct in all aspects of Corporation business from all employees, we expect the highest possible standards from our Senior Officers. You are setting an example for other employees and we expect you to foster a culture of transparency, integrity and honesty. Compliance with this Code and the Code of Business Conduct and Ethics is a condition to your employment and any violations will be dealt with severely.

II. Conflicts of Interest

A conflict of interest occurs when your private interests interfere, or appears to interfere, in any way, with the interests of the Corporation as a whole. A conflict situation can arise when you take action or have interests that may make it difficult for you to perform your work effectively. Conflicts of interest also arise when you, or a member of your family, receives improper personal benefits as a result of your position in the Corporation. Loans to, or guarantees of obligations of, any employees, officers, directors or any of their family members are likely to pose conflicts of interest, as are transactions of any kind between the Corporation and any other organization in which you or any member of your family have an interest.

Engaging in any conduct that represents a conflict of interest are prohibited.

As a Senior Officer of the Corporation, it is imperative that you avoid any investment, interest or association which interferes, might interfere, or might be thought to interfere, with your independent exercise of judgment in the Corporation's best interest. Any potential conflicts of interests must be reported immediately to the Corporation's Chief Executive Officer.

III. Accurate Periodic Reports

As you are aware, full, fair, accurate, timely and understandable disclosure in our periodic reports is required by securities regulators and essential to the success of our business. Please exercise the highest standard of care in preparing such reports in accordance with the guidelines set forth below.

- All Corporation accounting records, as well as reports produced from those records, must be kept and presented in accordance with the laws of each applicable jurisdiction.
- All records must fairly and accurately reflect the transactions or occurrences to which they relate.
- All records must fairly and accurately reflect in reasonable detail the Corporation's assets, liabilities, revenues and expenses.
- The Corporation's accounting records must not contain any false or intentionally misleading entries.

- No transactions will be intentionally misclassified as to accounts, departments or accounting periods.

- All transactions must be supported by accurate documentation in reasonable detail and recorded in the proper account and in the proper accounting period.

- No information will be concealed from the internal auditors or the independent auditors.

- Compliance with Generally Accepted Accounting Principles and the Corporation's system of internal accounting controls is required at all times.

IV. Compliance with Laws

You are expected to comply with both the letter and spirit of all applicable governmental rules and regulations. If you fail to comply with this Code, the Code of Business Conduct and Ethics and applicable laws you will be subject to disciplinary measures, up to and including discharge from the Corporation.

FAIRQUEST ENERGY LIMITED (THE "CORPORATION")

COMPLIANCE AFFIRMATION FOR SENIOR OFFICERS

V. Affirmation of Compliance

The undersigned certifies that he or she has received and read the above Code of Ethics for Senior Officers and agrees to abide by the policies summarized therein.

VI. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of this Corporation:

1. was characterized by honesty and integrity;
2. complies with applicable laws and regulations;
3. did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;
4. did not involve any unlawful arrangements with competitors; and
5. was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

VII. Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions. If the answer to any question is "Yes," full details must be given on the reverse side.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since the later of: (i) the last time you completed the Compliance Affirmation for Senior Officers; and (ii) the date you became a Senior Officer of the Corporation:

1. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to the Corporation or any subsidiary or division thereof (hereinafter collectively called the Corporation), otherwise than in the normal capacity of officer or employee of the Corporation;

Yes____ No____

2. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

   Yes____ No____

3. been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

   Yes____ No____

4. been a recipient, directly or indirection, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

   Yes____ No____

B. Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

   Yes____ No____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

   Yes____ No____

____
(Please sign)

____
Title

Dated ____________________

FAIRQUEST ENERGY LTD. (THE "CORPORATION")

COMPLIANCE AFFIRMATION FOR DIRECTORS

I. Affirmation of Compliance

The undersigned certifies that he or she has received and read a copy of the Code of Conduct and Ethics for the Corporation and agrees to abide by the policies summarized therein.

II. Affirmation of Legal and Ethical Business Conduct

By signing this form, the undersigned confirms that, to the best of his or her knowledge and belief, each dealing or transaction to which he or she has been party, directly or indirectly, on behalf of this Corporation:

1. was characterized by honesty and integrity;
2. complies with applicable laws and regulations;
3. did not involve any unethical dealings, unbooked fees, special favours, benefits or contributions to any private party, government or government agency;
4. did not involve any unlawful arrangements with competitors; and
5. was recorded and properly described on the Corporation's books.

If there are any exceptions, please describe them on the reverse side.

III. Conflict of Interest Questionnaire

Please answer "Yes" or "No" to the following questions. If the answer to any question is "Yes," full details must be given on the reverse side.

A. Have you or, to your knowledge, has any member of your immediate family, at any time during the period since the later of: (i) the last time you completed the Compliance Affirmation for Directors; and (ii) the date you became a Director of the Corporation:

6. engaged, directly or indirectly, in any transaction for the purchase or sale of materials or other property, or services by or to the Corporation or any subsidiary or division thereof (hereinafter collectively called the Corporation), otherwise than in the normal capacity of a director and/or officer or employee of the Corporation, if applicable;

Yes____ No____

7. been an officer, director, partner or employee of any corporation, partnership or other organization which, to your knowledge, has engaged in any transaction described in (a) above with the Corporation;

Yes____ No____

8. been interested monetarily, directly or indirectly, in any organization doing business with the Corporation (unless as a holder of less than 1% of the voting securities issued by a corporation whose securities are publicly traded); and

Yes____ No____

9. been a recipient, directly or indirection, of any payments or material gifts of any kind from or on behalf of any organization doing business with the Corporation (unless by way of dividend or interest payments made by a corporation whose securities are publicly traded)?

Yes____ No____

B. Is any transaction contemplated, involving you or any member of your immediate family, which, if consummated, would be described in answer to any of the preceding items?

Yes____ No____

C. Are you aware of any interest or activity on your part, or on the part of any member of your immediate family, which is in conflict with the interests of the Corporation?

Yes____ No____

____
(Please sign)

____
Title

Dated ______________________

Schedule A

Document No. 19

News Release dated March 24, 2006

PRESS RELEASE

Fairquest Energy Limited Announces Filing of its 2005 Year End Disclosure Documents

CALGARY, ALBERTA, March 24, 2006 - Fairquest Energy Limited ("Fairquest") today filed its Annual Information Form which includes Fairquest's reserves data and other oil and gas information for the period ended December 31, 2005 as mandated by National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities of the Canadian Securities Administrators.

Fairquest has also filed its audited financial statements for the period ended December 31, 2005 and related management discussion and analysis with Canadian Securities Regulatory Authorities. Copies of Fairquest's 2005 disclosure documents may be obtained at www.sedar.com or by contacting Fairquest.

Fairquest is a Calgary, Alberta, Canada based crude oil and natural gas exploration, development and production company.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax: (403) 290-3216
rwalls@Fairquest-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax: (403) 290-3216
rmaitland@Fairquest-energy.com

Schedule A

Document No. 20

Annual Information Form dated March 24, 2006


FAIRQUEST
ENERGY LIMITED

ANNUAL INFORMATION FORM

FOR THE PERIOD ENDED

DECEMBER 31, 2005

March 24, 2006

TABLE OF CONTENTS

ABBREVIATIONS

Oil and Natural Gas Liquids

Bbl	barrel
Bbls	barrels
Mbbls	thousand barrels
MMbbls	million barrels
Mstb	1,000 stock tank barrels
Bbls/d	barrels per day
BOPD	barrels of oil per day
NGLs	natural gas liquids
STB	standard tank barrels

Natural Gas

Mcf	thousand cubic feet
MMcf	million cubic feet
Mcf/d	thousand cubic feet per day
MMcf/d	million cubic feet per day
MMbtu	million British Thermal Units
Bcf	billion cubic feet
GJ	gigajoule
MM	Million

Other

AECO	EnCana Corp.'s natural gas storage facility located at Suffield, Alberta.
API	American Petroleum Institute
°API	an indication of the specific gravity of crude oil measured on the API gravity scale.
ARTC	Alberta Royalty Tax Credit
BOE	barrel of oil equivalent of natural gas and crude oil on the basis of 1 BOE for 6 Mcf of natural gas (this conversion factor is an industry accepted norm and is not based on either energy content or current prices)
BOE/d	barrel of oil equivalent per day
m^3	cubic metres
MBOE	1,000 barrels of oil equivalent
$000s	thousands of dollars
WTI	West Texas Intermediate, the reference price paid in U.S. dollars at Cushing, Oklahoma for crude oil of standard grade

Disclosure provided herein in respect of BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf:1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

CONVERSIONS

To Convert From	To	Multiply By
Mcf	Cubic metres	28.174
Cubic metres	Cubic feet	35.494
Bbls	Cubic metres	0.159
Cubic metres	Bbls oil	6.290
Feet	Metres	0.305
Metres	Feet	3.281
Miles	Kilometres	1.609
Kilometres	Miles	0.621
Acres (Alberta)	Hectares	0.400
Hectares (Alberta)	Acres	2.500
Acres (British Columbia)	Hectares	0.405
Hectares (British Columbia)	Acres	2.471

CERTAIN DEFINITIONS

In this Annual Information Form, the following words and phrases have the following meanings, unless the context otherwise requires:

"**ABCA**" means *Business Corporations Act* (Alberta);

"**COGE Handbook**" means the Canadian Oil and Gas Evaluation Handbook Volume 1 and 2 prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Development costs**" means costs incurred to obtain access to reserves and to provide facilities for extracting, treating, gathering and storing the oil and gas from reserves. More specifically, development costs, including applicable operating costs of support equipment and facilities and other costs of development activities, are costs incurred to:

(a) gain access to and prepare well locations for drilling, including surveying well locations for the purpose of determining specific development drilling sites, clearing ground draining, road building, and relocating public roads, gas lines and power lines, pumping equipment and wellhead assembly;

(b) drill and equip development wells, development type stratigraphic test wells and service wells, including the costs of platforms and of well equipment such as casing, tubing, pumping equipment and wellhead assembly;

(c) acquire, construct and install production facilities such as flow lines, separators, treaters, heaters, manifolds, measuring devices and production storage tanks, natural gas cycling and processing plants, and central utility and waste disposal systems; and

(d) provide improved recovery systems.

"**Exploration costs**" means costs incurred in identifying areas that may warrant examination and in examining specific areas that are considered to have prospects that may contain oil and gas reserves, including costs of drilling exploratory wells and exploratory type stratigraphic test wells. Exploration costs may be incurred both before acquiring the related property and after acquiring the property. Exploration costs, which include applicable operating costs of support equipment and facilities and other costs of exploration activities, are:

(a) costs of topographical, geochemical, geological and geophysical studies, rights of access to properties to conduct those studies, and salaries and other expenses of geologists, geophysical crews and others conducting those studies;

(b) costs of carrying and retaining unproved properties, such as delay rentals, taxes (other than income and capital taxes) on properties, legal costs for title defence, and the maintenance of land and lease records;

(c) dry hole contributions and bottom hole contributions;

(d) costs of drilling and equipping exploratory wells; and

(e) costs of drilling exploratory type stratigraphic test wells.

"**Fairborne**" means Fairborne Energy Ltd., a corporation amalgamated pursuant to the ABCA;

"**Fairborne Arrangement**" means the plan of arrangement made effective June 1, 2005 among, *inter alia*, Fairborne, Fairborne Trust and Fairquest under the provisions of Section 193 of the ABCA;

"**Fairborne Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta;

"**Fairquest**" or the "**Corporation**" means Fairquest Energy Limited, a corporation incorporated pursuant to the ABCA;

"**Fairquest Service Providers**" means management, directors, employees and other service providers to Fairquest;

"**GLJ**" means GLJ Petroleum Consultants Ltd.;

"**GLJ Report**" means the report of GLJ dated February 28, 2006 evaluating the crude oil, natural gas liquids and natural gas reserves of the Corporation as at December 31, 2005;

"**Gross**" means:

(a) in relation to the Corporation's interest in production and reserves, its "Corporation gross reserves", which are the Corporation's interest (operating and non-operating) share before deduction of royalties and without including any royalty interest of the Corporation;

(b) in relation to wells, the total number of wells in which the Corporation has an interest; and

(c) in relation to properties, the total area of properties in which the Corporation has an interest.

"**Net**" means:

(d) in relation to the Corporation's interest in production and reserves, the Corporation's interest (operating and non-operating) share after deduction of royalties obligations, plus the Corporation's royalty interest in production or reserves.

(e) in relation to wells, the number of wells obtained by aggregating the Corporation's working interest in each of its gross wells; and

(f) in relation to the Corporation's interest in a property, the total area in which the Corporation has an interest multiplied by the working interest owned by the Corporation.

"**NI 51-101**" means National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities;

"**Performance Shares**" means the performance shares in the capital of the Corporation;

"**Service well**" means a well drilled or completed for the purpose of supporting production in an existing field. Wells in this class are drilled for the following specific purposes: gas injection (natural gas, propane, butane or flue gas), water injection, steam injection, air injection, salt water disposal, water supply for injection, observation or injection for combustion;

"**Technical Services Agreement**" means the technical services agreement entered into between Fairquest and Fairborne dated May 30, 2005 pursuant to which Fairborne provides certain services to Fairquest;

"**TSX**" means the Toronto Stock Exchange;

"**Warrants**" means common share purchase warrants of Fairquest, each Warrant entitling the holder to acquire one Common Share at an exercise price of $3.17 per share, exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expiring May 30, 2010;

Certain other terms used herein but not defined herein are defined in NI 51-101 and, unless the context otherwise requires, shall have the same meanings herein as in NI 51-101.

Unless otherwise specified, information in this Annual Information Form is as at the end of the Corporation's most recently completed financial period, being December 31, 2005.

All dollar amounts herein are in Canadian dollars, unless otherwise stated.

FORWARD-LOOKING STATEMENTS

Certain of the statements contained herein including, without limitation, financial and business prospects and financial outlook, reserve and production estimates, drilling and re-completion plans, timing of drilling, re-completion and tie-in of wells, productive capacity of wells and productive capacity of wells and capital expenditures and the timing thereof may be forward-looking statements. Words such as "may", "will", "should", "could", "anticipate", "believe", "expect", "intend", "plan", "potential", "continue" and similar expressions may be used to identify these forward-looking statements. These statements reflect management's current beliefs and are based on information currently available to management. Forward-looking statements involve significant risk and uncertainties. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements including, but not limited to, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources and the risk factors outlined under "Risk Factors" and elsewhere herein. The recovery and reserve estimates of Fairquest's reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could effect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairquest's website (www.fairquestenergy.com). Although the forward-looking statements contained herein are based upon what management believes to be reasonable assumptions, management cannot assure that actual results will be consistent with these forward-looking statements. Investors should not place undue reliance on forward-looking statements. These forward-looking statements are made as of the date hereof and the Corporation assumes no obligation to update or review them to reflect new events or circumstances except as required by applicable securities laws.

Forward-looking statements and other information contained herein concerning the oil and gas industry and the Corporation's general expectations concerning this industry is based on estimates prepared by management using data from publicly available industry sources as well as from reserve reports, market research and industry analysis and on assumptions based on data and knowledge of this industry which the Corporation believes to be reasonable. However, this data is inherently imprecise, although generally indicative of relative market positions, market shares and performance characteristics. While the Corporation is not aware of any misstatements regarding any industry data presented herein, the industry involves risks and uncertainties and is subject to change based on various factors.

BACKGROUND

Fairquest is a junior oil and natural gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves primarily in western Canada.

Fairquest was incorporated pursuant to the provisions of the ABCA on March 7, 2005 and was created for the sole purpose of participating in the Fairborne Arrangement. On May 25, 2005 Fairquest amended its articles to create two new classes of shares, namely first preferred shares issuable in series and Performance Shares. On May 31, 2005 Fairquest amended its articles to remove its private company restrictions.

Fairquest effectively commenced operations on June 1, 2005 following completion of the Fairborne Arrangement. See "*General Development of the Business*".

Fairquest's principal office is located at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1 and its registered office is located at 1400, 350 - 7th Avenue S.W., Calgary, Alberta, T2P 3N9.

The Common Shares of Fairquest trade on the TSX under the symbol "FQE".

GENERAL DEVELOPMENT OF THE BUSINESS

History of Fairquest

Fairquest has been engaged in the business of acquiring crude oil and natural gas properties and exploring for, developing and producing crude oil and natural gas in western Canada since it commenced active operations in June 2005 following completion of the Fairborne Arrangement.

On May 31, 2005 Fairquest completed an initial private placement (the "Fairquest Initial Private Placement") to Fairquest Service Providers of: (i) units ("Fairquest Units") comprised of 4,740,000 Common Shares and 4,740,000 Warrants, and (ii) 1,000,000 Performance Shares, for total gross proceeds of approximately $10 million. The Common Shares, Warrants and Performance Shares are subject to contractual hold periods pursuant to the terms of escrow agreements entered into among Fairquest and the subscribers to the Fairquest Initial Private Placement. See "*Escrowed Securities*".

Pursuant to the Fairborne Arrangement, effective June 1, 2005 Fairquest acquired working interests in certain of Fairborne's producing assets and undeveloped lands in the Columbia/Harlech, West Pembina/Brazeau, Valhalla/Rycroft, Marlboro/Pine Creek, Wild River/Deep Basin and Pigeon Lake/Westerose properties (the "Fairquest Initial Properties") and the balance of Fairborne's assets were reorganized into an income trust. Under the terms of the Fairborne Arrangement, the shareholders of Fairborne received in exchange for each of their Fairborne shares: (i) one trust unit of Fairborne Trust or one exchangeable share of Fairborne; and (ii) 0.333 of a common share of Fairquest. An aggregate of 17,308,830 Common Shares were issued to the former shareholders of Fairborne pursuant to the Fairborne Arrangement.

At the effective date of completion of the Fairborne Arrangement, the Fairquest Initial Properties were producing approximately 1,000 BOE/d, comprised of 5.8 MMcf/d of natural gas and 70 Bbls/d of natural gas liquids. In addition, the Fairquest Initial Properties included approximately 68,000 net acres of undeveloped lands. In conjunction with the Fairborne Arrangement, Fairquest also entered into farm-in agreements with Fairborne pursuant to which Fairquest has been granted the option to farm-in on approximately 83,000 net acres of exploratory lands retained by the Fairborne Trust on standard industry terms, thereby providing Fairquest with an additional portfolio of opportunities.

Upon completion of the Fairborne Arrangement, Fairquest and Fairborne entered into the Technical Services Agreement pursuant to which Fairborne personnel are concurrently employed by Fairquest and provide certain shared services required to manage and operate Fairquest's assets. The Technical Services Agreement also provides for various administrative services to be provided to Fairquest by Fairborne as well as access to geological and technical data relating to Fairquest's assets. See "*Human Resources*".

Recent Developments

On June 28, 2005 Fairquest completed a private placement of 4,000,000 Common Shares at an issue price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005 Fairquest completed a private placement of: (i) 1,000,000 Common Shares at a price of $10 per Common Share, and (ii) 1,000,000 Common Shares issued on a "flow-through" basis at a price of $13 per share, for total gross proceeds of $23 million.

DESCRIPTION OF THE BUSINESS AND OPERATIONS

Stated Business Objectives

The business plan of Fairquest is to generate profitable growth, measured by per share growth in production, proved reserves and cash flow from operations. To accomplish this, Fairquest will focus on the creation of value primarily through the generation and drilling of exploration and development prospects as well as through the exploitation and production of existing reserves. Fairquest targets areas and prospects that it believes could result in meaningful reserve and production additions.

Since commencing operations in June, 2005 Fairquest has concentrated on exploration and development drilling of prospects in its core areas in the province of Alberta. Fairquest also intends to pursue strategic acquisitions of oil and natural gas properties where it believes further exploration, exploitation and development opportunities exist. Fairquest's activities are currently directed predominantly towards natural gas and light oil prone prospects.

Fairquest will internally generate exploration and development opportunities possessing medium risk and multi-zone potential and will utilize a portfolio approach in developing these opportunities to achieve a balance of risk profiles and commodity exposures with a weighting towards natural gas. Fairquest will maintain a balance between exploration, development and exploitation drilling, combined with acquisition opportunities that meet its business parameters. To achieve sustainable and profitable growth, management of Fairquest believes in controlling the timing and costs of its projects wherever possible. Further, to minimize competition within its geographic areas of interest, Fairquest strives to maximize its working interest ownership in its properties where reasonably possible. While management believes that Fairquest has the skills and resources necessary to achieve its objectives, participation in the exploration and development in the oil and natural gas industry has a number of inherent risks. See "*Risk Factors*".

In reviewing potential drilling or acquisition opportunities, Fairquest gives consideration to the following criteria:

- risk capital required to secure or evaluate the investment opportunity;
- the potential return on the project, if successful;
- the likelihood of success; and
- the risked return versus cost of capital.

In general, Fairquest uses a portfolio approach in developing a large number of opportunities with a balance of risk profiles and commodity exposure, in an attempt to generate sustainable high levels of profitable production and financial growth.

The board of directors of Fairquest may, in its discretion, approve acquisitions that do not conform to these guidelines based upon its consideration of the qualitative aspects of the subject properties including risk profile, technical upside, reserve life and asset quality.

Competitive Conditions

Companies operating in the petroleum industry must manage risks which are beyond the direct control of company personnel. Among these risks are those associated with exploration, environmental damage, commodity prices, foreign exchange rates and interest rates.

The oil and natural gas industry is intensely competitive and Fairquest will be required to compete with a substantial number of other corporations which may have greater technical or financial resources. With the maturing nature of the Western Canadian Sedimentary Basin, the access to new prospects is becoming more and more competitive and complex. Management believes that Fairquest will be able to explore and develop new production and reserves with the objective of increasing its cash flow and reserve base.

Fairquest will attempt to enhance its competitive position by operating in areas where its technical personnel are able to reduce some of the risks associated with exploration, production and marketing because they are familiar with the areas of operation.

STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION

The statement of reserves data and other oil and gas information set forth below (the "Statement") is dated February 28, 2006. The effective date of the Statement is December 31, 2005 and the preparation date of the Statement is February 21, 2006.

Disclosure of Reserves Data

The reserves data set forth below (the "Reserves Data") is based upon evaluation by GLJ with an effective date of December 31, 2005 contained in the GLJ Report. The Reserves Data summarizes the crude oil, natural gas liquids and natural gas reserves of the Corporation and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The GLJ Report has been prepared in accordance with the standards contained in the COGE Handbook and the reserve definitions contained in NI 51-101. Additional information not required by NI 51-101 has been presented to provide continuity and additional information which we believe is important to the readers of this information. The Corporation engaged GLJ to provide an evaluation of all the Corporation's proved and proved plus probable reserves and no attempt was made to evaluate possible reserves.

All of Fairquest's reserves are in Canada and, specifically, in the province of Alberta.

The Report of Management and Directors on Oil and Gas Disclosure in Form 51-101F3 and the Report on Reserves Data by Independent Qualified Reserves Evaluators in Form 51-101F2 are attached as Schedules "A" and "B" respectively, to this Annual Information Form.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant prices and costs assumptions and forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquid reserves may be greater than or less than the estimates provided herein.

Reserves Data (Constant Prices and Costs)

**SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2005
CONSTANT PRICES AND COSTS**

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED						
Developed Producing	63	56	8,475	7,007	172	123
Developed Non-Producing	12	10	3,430	2,675	89	62
Undeveloped	83	66	4,224	3,284	124	87
TOTAL PROVED	158	132	16,129	12,966	385	272
PROBABLE	86	75	8,783	6,926	198	136
TOTAL PROVED PLUS PROBABLE	244	207	24,912	19,891	582	408

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	63,314	52,758	45,730	40,673	36,837	63,176	52,636	45,621	40,576	36,749
Developed Non-Producing	23,479	17,549	14,012	11,666	9,992	19,251	13,848	10,738	8,742	7,360
Undeveloped	24,459	18,480	14,320	11,301	9,036	16,724	12,154	9,017	6,768	5,096
TOTAL PROVED	111,251	88,787	74,062	63,641	55,864	99,151	78,638	65,376	56,086	49,206
PROBABLE	55,562	37,160	26,902	20,463	16,096	38,339	24,836	17,557	13,065	10,047
TOTAL PROVED PLUS PROBABLE	166,813	125,947	100,964	84,103	71,961	137,490	103,474	82,933	69,151	59,252

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2005 CONSTANT PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	195,774	32,109	36,676	15,163	575	111,251	12,100	99,151
Proved Plus Probable Reserves	300,813	50,712	57,360	25,105	823	166,813	29,323	137,490

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2005 CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	3,501
	Natural Gas (including by-products but excluding solution gas from oil wells)	70,561
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	5,274
	Natural Gas (including by-products but excluding solution gas from oil wells)	95,690

Reserves Data (Forecast Prices and Costs)

SUMMARY OF OIL AND GAS RESERVES AND NET PRESENT VALUES OF FUTURE NET REVENUE as of December 31, 2005 FORECAST PRICES AND COSTS

	RESERVES					
	LIGHT AND MEDIUM OIL		NATURAL GAS		NATURAL GAS LIQUIDS	
RESERVES CATEGORY	Gross (Mbbls)	Net (Mbbls)	Gross (MMcf)	Net (MMcf)	Gross (Mbbls)	Net (Mbbls)
PROVED						
Developed Producing	68	60	8,453	6,995	172	124
Developed Non-Producing	12	10	3,429	2,681	89	63
Undeveloped	83	66	4,224	3,284	124	87
TOTAL PROVED	163	135	16,105	12,959	385	274
PROBABLE	82	71	8,719	6,879	196	136
TOTAL PROVED PLUS PROBABLE	244	207	24,825	19,838	581	410

	NET PRESENT VALUES OF FUTURE NET REVENUE ($000s)									
	BEFORE INCOME TAXES DISCOUNTED AT (%/year)					AFTER INCOME TAXES DISCOUNTED AT (%/year)				
RESERVES CATEGORY	0	5	10	15	20	0	5	10	15	20
PROVED										
Developed Producing	50,589	44,025	39,343	35,825	33,066	50,589	44,025	39,343	35,825	30,163
Developed Non-Producing	17,962	13,754	11,242	9,563	8,350	15,850	11,809	9,443	7,892	6,793
Undeveloped	16,225	12,335	9,569	7,524	5,965	12,788	9,250	6,782	4,990	3,647
TOTAL PROVED	84,776	70,114	60,155	52,912	47,380	79,227	65,084	55,568	48,706	43,505
PROBABLE	36,754	24,598	17,897	13,679	10,794	27,738	17,544	12,154	8,860	6,658
TOTAL PROVED PLUS PROBABLE	121,530	94,712	78,052	66,590	58,174	106,965	82,628	67,721	57,566	50,163

TOTAL FUTURE NET REVENUE (UNDISCOUNTED) as of December 31, 2005 FORECAST PRICES AND COSTS ($000s)

RESERVES CATEGORY	REVENUE	ROYALTIES	OPERATING COSTS	DEVELOPMENT COSTS	ABANDONMENT AND RECLAMATION COSTS	FUTURE NET REVENUE BEFORE INCOME TAXES	INCOME TAXES	FUTURE NET REVENUE AFTER INCOME TAXES
Proved Reserves	169,482	27,231	41,504	15,221	750	84,776	5,549	79,227
Proved Plus Probable Reserves	255,587	41,531	65,981	25,403	1,141	121,530	14,565	106,965

FUTURE NET REVENUE BY PRODUCTION GROUP as of December 31, 2005 FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) ($000s)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	2,576
	Natural Gas (including by-products but excluding solution gas from oil wells)	57,579
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	3,834
	Natural Gas (including by-products but excluding solution gas from oil wells)	74,218

Notes to Reserves Data Tables:

1. Columns may not add due to rounding.

2. The crude oil, natural gas liquids and natural gas reserve estimates presented in the GLJ Report are based on the definitions and guidelines contained in the COGE Handbook. A summary of those definitions are set forth below.

   Reserve Categories

   Reserves are estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on

   - analysis of drilling, geological, geophysical and engineering data;
   - the use of established technology; and
   - specified economic conditions.

Reserves are classified according to the degree of certainty associated with the estimates.

(a) **Proved reserves** are those reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(b) **Probable reserves** are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

Other criteria that must also be met for the categorization of reserves are provided in the COGE Handbook.

Each of the reserve categories (proved and probable) may be divided into developed and undeveloped categories:

(c) **Developed reserves** are those reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (for example, when compared to the cost of drilling a well) to put the reserves on production. The developed category may be subdivided into producing and non-producing.

(i) **Developed producing reserves** are those reserves that are expected to be recovered from completion intervals open at the time of the estimate. These reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

(ii) **Developed non-producing reserves** are those reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

(d) **Undeveloped reserves** are those reserves expected to be recovered from known accumulations where a significant expenditure (for example, when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the reserves classification (proved, probable) to which they are assigned.

In multi-well pools it may be appropriate to allocate total pool reserves between the developed and undeveloped categories or to subdivide the developed reserves for the pool between developed producing and developed non-producing. This allocation should be based on the estimator's assessment as to the reserves that will be recovered from specific wells, facilities and completion intervals in the pool and their respective development and production status.

Levels of Certainty for Reported Reserves

The qualitative certainty levels referred to in the definitions above are applicable to individual reserve entities (which refers to the lowest level at which reserves calculations are performed) and to reported reserves (which refers to the highest level sum of individual entity estimates for which reserves are presented). Reported reserves should target the following levels of certainty under a specific set of economic conditions:

(a) at least a 90 percent probability that the quantities actually recovered will equal or exceed the estimated proved reserves; and

(b) at least a 50 percent probability that the quantities actually recovered will equal or exceed the sum of the estimated proved plus probable reserves.

A qualitative measure of the certainty levels pertaining to estimates prepared for the various reserves categories is desirable to provide a clearer understanding of the associated risks and uncertainties.

However, the majority of reserves estimates will be prepared using deterministic methods that do not provide a mathematically derived quantitative measure of probability. In principle, there should be no difference between estimates prepared using probabilistic or deterministic methods.

Additional clarification of certainty levels associated with reserves estimates and the effect of aggregation is provided in the COGE Handbook.

3. Forecast Prices and Costs

Forecast prices and costs are those:

(a) generally acceptable as being a reasonable outlook of the future; and

(b) if and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

The forecast cost and price assumptions assume increases in wellhead selling prices and take into account inflation with respect to future operating and capital costs. Crude oil and natural gas benchmark reference pricing, inflation and exchange rates utilized by GLJ in the GLJ Report were GLJ's forecasts as at January 1, 2006, which were as follows:

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS FORECAST PRICES AND COSTS

Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)
Forecast							
2006	57.00	66.25	55.75	10.60	52.47	2.0	0.85
2007	55.00	64.00	55.25	9.25	50.27	2.0	0.85
2008	51.00	59.25	51.25	8.00	46.10	2.0	0.85
2009	48.00	55.75	48.25	7.50	43.27	2.0	0.85
2010	46.50	54.00	46.75	7.20	41.61	2.0	0.85
2011	45.00	52.25	45.25	6.90	40.04	2.0	0.85
2012	45.00	52.25	45.25	6.90	39.96	2.0	0.85
2013	46.00	53.25	46.00	7.05	40.68	2.0	0.85
2014	46.75	54.25	47.00	7.20	41.55	2.0	0.85
2015	47.75	55.50	48.00	7.40	42.33	2.0	0.85
2016	48.75	56.50	48.75	7.55	43.30	2.0	0.85
Thereafter	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr	+2.0%/yr		

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.

Weighted average historical prices realized by the Corporation for the year ended December 31, 2005, were $10.36/Mcf for natural gas, $75.16/Bbl for crude oil and $62.33/Bbl for NGLs.

4. Constant Prices and Costs

Constant prices and costs are:

(a) the Corporation's prices and costs as at the effective date of the estimation, held constant throughout the estimated lives of the properties to which the estimate applies; and

(b) if, and only to the extent that, there are fixed or presently determinable future prices or costs to which the Corporation is legally bound by a contractual or other obligation to supply a physical product, including those for an extension period of a contract that is likely to be extended, those prices or costs rather than the prices and costs referred to in paragraph (a).

For the purposes of paragraph (a), the Corporation's prices are the posted prices for oil and the spot price for gas, after historical adjustments for transportation, gravity and other factors.

The constant crude oil and natural gas benchmark references pricing and the exchange rate utilized in the GLJ Report were as follows:

SUMMARY OF PRICING ASSUMPTIONS
CONSTANT PRICES AND COSTS

	OIL					
Year	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Cromer Medium 29.3° API ($Cdn/Bbl)	NATURAL GAS AECO Gas Price ($Cdn/MMBtu)	NATURAL GAS LIQUIDS FOB Field Gate ($Cdn/Bbl)	EXCHANGE RATE[1] ($US/$Cdn)
Historical 2005 [2]	57.86	70.65	57.07	8.58	55.41	0.825

Notes:

(1) The exchange rate used to generate the benchmark reference prices in this table.
(2) As at December 31, 2005.

5. The Alberta royalty tax credit ("ARTC") is included in the cumulative cash flow amounts. ARTC is based on the program announced November 1989 by the Alberta government with modifications effective January 1, 1995. The Corporation qualifies for the maximum ARTC.

6. Estimated future abandonment costs related to a property have been taken into account by GLJ in determining reserves that should be attributed to a property and in determining the aggregate future net revenue therefrom, there was deducted the reasonable estimated future well abandonment costs. No allowance was made, however, for reclamation of wellsites or the abandonment and reclamation of any facilities.

7. Both the constant and forecast price and cost assumptions assume the continuance of current laws and regulations.

8. The extent and character of all factual data supplied to GLJ accepted by GLJ as represented. No field inspection was conducted.

Reconciliation of Changes in Reserves

The following table sets out the reconciliation of Fairquest's net reserves based on forecast prices and costs by principal product type:

	LIGHT AND MEDIUM OIL			ASSOCIATED AND NON-ASSOCIATED GAS			NATURAL GAS LIQUIDS		
FACTORS	**Net Proved (Mbbls)**	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**	**Net Proved (MMcf)**	**Net Probable (MMcf)**	**Net Proved Plus Probable (MMcf)**	**Net Proved (Mbbls)**	**Net Probable (Mbbls)**	**Net Proved Plus Probable (Mbbls)**
June 1, 2005[1]	-	-	-	-	-	-	-	-	-
Extensions	146	72	218	4,332	2,639	6,971	107	55	162
Improved Recovery	-	-	-	-	-	-	-	-	-
Technical Revisions	-	-	-	-	-	-	-	-	-
Discoveries1		-	1	1,281	790	2,071	54	10	64
Acquisitions[2]	-	-	-	8,400	3,449	11,849	125	70	195
Dispositions	-	-	-	-	-	-	-	-	-
Economic Factors	-	-	-	-	-	-	-	-	-
Production	(12)	-	(12)	(1,054)	-	(1,054)	(12)	-	(12)
December 31, 2005[2]	135	72	207	12,959	6,879	19,838	274	136	410

Notes:

(1) Fairborne commenced active operations on June 1, 2005 following completion of the Fairborne Arrangement.
(2) Reflects the acquisition of the Fairquest Initial Properties from Fairborne effective June 1, 2005 based upon the GLJ Report effective December 31, 2005. See "*General Development of the Business*".
(3) May not add due to rounding.
(4) The Corporation has no unconventional reserves (bitumen, synthetic crude oil, natural gas from coal, etc.)

Net Revenue Reconciliation

The following table sets out a reconciliation of Fairquest's net revenue as at the date Fairquest commenced active operations compared to December 31, 2005 based on constant prices and costs and proved reserves:

FUTURE NET REVENUE AFTER INCOME TAXES (discounted at 10%/year) PERIOD AND FACTOR	2005 ($000s)
Estimated Future Net Revenue at June 1, 2005[1]	-
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties[2]	(8,624)
Net Change in Prices, Production Costs and Royalties Related to Future Production[3]	-
Changes in Previously Estimated Development Costs Incurred During the Period[4]	27,475
Changes in Estimated Future Development Costs[5]	(27,475)
Extensions and Improved Recovery[6]	28,148
Discoveries	7,737
Acquisitions of Reserves[6]	44,027
Dispositions of Reserves[6]	-
Net Change Resulting from Revisions in Quantity Estimates	-
Accretion of Discount[7]	(8,686)
Net Change in Income Taxes[8]	-
All other changes[9]	2,774
Estimated Future Net Revenue at December 31, 2005	65,376

Notes:

(1) Fairquest commenced active operations on June 1, 2005 following completion of the Fairborne Arrangement.
(2) Corporation actual before income taxes, excluding general and administrative expenses.
(3) The impact of changes in prices and other economic factors on future net revenue.
(4) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(5) The change in forecast development costs.
(6) End of period net present value of the related reserves.
(7) Estimated as 10% of the beginning of period net present value.
(8) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.
(9) Includes change due to revised production profiles, development timing, operating costs, royalty rates, actual price received in 2005 versus forecast.

Additional Information Relating to Reserves Data

Undeveloped Reserves

In general, once proved and/or probable undeveloped reserves are identified they are scheduled into Fairquest's development plans. Normally, Fairquest plans to develop its proved and probable undeveloped reserves within two years. A number of factors that could result in delayed or cancelled development are as follows:

- changing economic conditions (due to pricing, operating and capital expenditure fluctuations);
- changing technical conditions (production anomalies (such as water breakthrough, accelerated depletion));
- multi-zone developments (such as a prospective formation completion may be delayed until the initial completion is no longer economic);
- a larger development program may need to be spread out over several years to optimize capital allocation and facility utilization; and
- surface access issues (landowners, weather conditions, regulatory approvals).

Significant Factors or Uncertainties

Fairquest does not anticipate any significant economic factors or significant uncertainties will affect any particular components of the reserves data. However, the reserves can be affected significantly by fluctuations in product pricing, capital expenditures, operating costs, royalty regimes and well performance that are beyond Fairquest's control (see "*Risk Factors*").

Future Development Costs

The following table sets forth development costs deducted in the estimation of the Corporation's future net revenue attributable to the reserve categories noted below ($000s):

Year	Undiscounted Forecast Prices and Costs		Undiscounted Constant Prices and Costs
	Proved Reserves	Proved Plus Probable Reserves	Proved Reserves
2006	12,928	18,682	12,928
2007	1,652	4,698	1,620
2008	624	830	600
2009	-	-	-
2010	11	11	10
Thereafter	6	1,176	5
Total Undiscounted	15,221	25,403	15,163
Total Discounted at 10%	14,260	23,079	14,212

Fairquest expects that the capital listed in the preceding table will be funded through internally generated cash flows and will not have any associated funding costs. Therefore, the capital commitments will not affect the disclosed reserves of future net revenue.

Other Oil and Gas Information

Principal Properties

The following is a description of Fairquest's principal oil and natural gas properties as at December 31, 2005. Unless otherwise indicated, production stated is average production for the period from commencement of our operations on June 1, 2005 to December 31, 2005 received by us in respect of our working interest share attributable before deduction of royalties, which is defined as gross production herein. Unless otherwise specified, gross and net acres and well count information is as at December 31, 2005.

West Pembina/Columbia/Harlech

The West Pembina and Columbia/Harlech properties are located in west central Alberta approximately 180 kilometers southwest of Edmonton. Fairquest holds a working interest in 119,520 gross (19,471 net) acres of land, 80% of which is presently undeveloped. Fairquest also has the right through the arrangement with the Fairborne Trust to farm-in on 116,160 gross (47,731 net) acres of land in the area. Under the farm-in agreement, Fairquest is required to pay 100% of the drill and completion costs of a well to the base of the Belly River formation to earn 60% of the Fairborne Trust's working interest in two sections to the base of the Belly River, and pay 100% of the drilling and completion cost for wells below the base of the Belly River formation to earn 70% of the Fairborne Trust's working interest in two sections below the base of the Belly River.

The West Pembina property produces sour gas and associated natural gas liquids from Devonian aged reservoirs in the Nisku formation. Fairquest's average daily production from the West Pembina area was 1,790 Mcf/d of natural gas and 48 Bbls/d of oil and NGLs for an equivalent of 347 BOE/d. The majority of production in the Nisku comes from single well pools with between 10% and 40% hydrogen sulphide and initial estimated recoverable reserves ranging from 5 to 25 Bcf. In 2005, Fairquest drilled two wells (0.84 net) targeting the Nisku both of which have been completed for gas production in horizons above the Nisku. In addition, Fairquest has a large inventory of Nisku prospects and as part of the overall exploration drilling strategy Fairquest plans to drill at least one well (0.21 net) Nisku well in 2006. Under the farm-in arrangement with the Fairborne Trust, Fairquest pays 100% of the costs of a Nisku well to earn 70% of the Fairborne Trust's working interest in two contiguous sections. In 2005 a new compression project and further water handling facilities came on stream which have

increased the hydraulic efficiency of the eastern portion of the West Pembina gathering system, as well as increased the company's ability to handle produced water from the existing wells.

The Columbia/Harlech area is located directly west of West Pembina. In 2005, 25 gross (5.1 net) wells are on production with Fairquest's average daily production totaling 1,208 Mcf/d and 61 Bbls/d in oil and natural gas liquids for an equivalent of 262 BOE/d in 2005. With as many as 12 different drilling targets and a large undeveloped land base, the West Pembina/Columbia/Harlech area was of primary focus for the 2005 drilling program, with the drilling of 18 (7.5 net) total wells. The majority of the 2005 drilling was focused on lower risk drilling locations targeting the Belly River. In addition to the shallower Belly River drilling program, Fairquest explored for deeper Cretaceous (Viking, Mannville), Jurassic (Rock Creek), and Devonian (Nisku) targets. These deeper, more exploratory wells were drilled at considerable distance from existing infrastructure and were drilled primarily to preserve the land rights. These wells will be brought into production as existing infrastructure is expanded to accommodate future drilling success In late 2005 Fairborne successfully completed a strategic pipeline crossing underneath the Brazeau River, opening up more southerly acreage to future development to Fairquest.

Valhalla/Rycroft

The Valhalla/Rycroft area is located approximately 35 kilometers north of the city of Grande Prairie in northwest Alberta. Fairquest's average daily production from the area was 1,005 Mcf/d natural gas and 4 Bbls/d oil and NGLs for an equivalent of 172 BOE/d in 2005, with 11 gross (1.3 net) wells on production as at December 31, 2005. In addition to the production, Fairquest holds 32,000 gross (5,635 net) acres of land in the area, 81% of which presently remains undeveloped. Through arrangements with Fairborne Trust, Fairquest also has the right to farm-in on an additional 16,800 gross (6,311 net) acres. Under the farm-in arrangement, Fairquest is required to pay 100% of the drill and completion costs of a well to the base of the Halfway formation to earn a 60% working interest in two contiguous sections, and pay 100% of the drill and completion costs of a well below the Halfway formation to earn a 70% working interest in two contiguous sections. During 2005 the Corporation participated in the drilling of one gas well (0.34 net), the completion of one gas well (0.2 net), as well as the tie-in of one additional gas wellbore (0.1 net).

Wild River/Deep Basin

The Wild River/Deep Basin area is located in west central Alberta, approximately 250 kilometers west of Edmonton. This area contains higher reward/higher risk drilling prospects an example of which is the gas discovery in the Nisku formation in Wild River in the 8-14-53-25W5 well drilled by Fairborne in 2004. The Wild River exploration well has produced between 18,000 Mcf/d and 20,000 Mcf/d since the fall of 2004. Average daily production from the area was 1,029 Mcf/d natural gas for an equivalent of 172 BOE/d in 2005, from 9 (0.9 net) wells. Fairquest holds a 57% working interest in 85,120 gross (42,098 net) acres of land in the Wild River/Deep Basin area, 95% of which is presently undeveloped. In 2005 the company drilled a total of 6 wells (2.2 net) in the Wild River/Deep Basin area, with all cased and/or completed for gas production.

Pigeon Lake/Westerose

The Pigeon Lake/Westerose property is located approximately 40 kilometers south and west of the city of Edmonton in Fairquest's Central Alberta operations area. As at December 31, 2005 Fairquest had production from 4.0 gross (0.4 net) wells in the area. Fairquest's average daily production from the area was 279 Mcf/d of natural gas and 11 Bbls/d in associated natural gas liquids for an equivalent of 57 BOE/d. Fairquest's total land holdings in the area consists of 17,214 gross (3,417 net acres) of which 1,950 net acres (57%) are presently undeveloped. The 2005 drilling program saw the drilling of 6 (2.4 net) wells for the Ellerslie and Glauconite. Of these wells, all were cased for potential gas production from the target horizon or a shallower formation. Through an arrangement with the Fairborne Trust, Fairquest also has the right to farm-in on 11,717 gross (8,060 net) acres of deep rights below the Mannville Formation, and plans to drill two (1.13 net) wells in 2006 targeting deeper prospects as well as at least six wells (0.6 net) targeting shallower Cretaceous horizons. Under the farm-in arrangement, Fairquest is required to pay 100% of the drill and completion costs of a well to earn 60% of the Fairborne Trust's working interest below the Mannville Formation in two contiguous sections of land.

Marlboro/Pine Creek

The Marlboro/Pine Creek property is located in west central Alberta, approximately 200 kilometers west of Edmonton. Fairquest holds an interest in 8,320 gross (896 net) acres of land in this area, of which 4,160 gross (398 net) acres are presently undeveloped. Fairquest's average daily production from this area from 4 gross (0.3 net) wells was 232 Mcf/d of natural gas and 2 Bbls/d NGL's for an equivalent of 40 BOE/d in 2005. In 2005, the Corporation participated in the drilling of one non-operated well (0.28 net) which was successfully completed for gas production.

Oil And Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working interest as at December 31, 2005.

	Oil Wells				Natural Gas Wells			
	Producing		Non-Producing		Producing		Non-Producing	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Alberta	6	0.7	4	0.7	51	7.8	36	11.2
Total	6	0.7	4	0.7	51	7.8	36	11.2

Properties with no Attributable Reserves

The following table sets out the Corporation's developed and undeveloped land holdings as at December 31, 2005.

	Developed Acres		Undeveloped Acres		Total Acres	
	Gross	Net	Gross	Net	Gross	Net
Alberta	51,109	9,016	207,865	62,500	258,974	71,516
Total	51,109	9,016	207,865	62,500	258,974	71,516

The Corporation expects that rights to explore, develop and exploit 18,063 net acres of its undeveloped land holdings will expire by December 31, 2006. Fairquest plans to drill or submit application to continue selected portions of the above acreage.

Additional Information Concerning Abandonment and Reclamation Costs

The Corporation uses its internal historical costs to estimate its abandonment and reclamation costs when available. The costs are estimated on an area by area basis. The industry's historical costs are used when available. If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements. The Corporation has 20.4 net wells for which it expects to incur abandonment and reclamation costs.

The total abandonment cost in respect of proved reserves using forecast prices is $750,000 (undiscounted) and $232,000 (discounted at 10%). 100% of such amounts were deducted as abandonment and reclamation costs in estimating future net revenue of the Corporation in respect of proved reserves as disclosed above.

The following table sets forth abandonment costs deducted in the estimation of the Corporation's future net revenue:

Forecast Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2006	6
2007	-
2008	3
Thereafter	741
Total Undiscounted	750
Total Discounted @ 10%	232

Constant Prices and Costs (Total Proved) ($000s)

Year	Abandonment Costs (Undiscounted)
2006	6
2007	-
2008	-
Thereafter	569
Total Undiscounted	575
Total Discounted @ 10%	188

Tax Horizon

The Corporation does not expect to be required to pay income taxes for the 2006 financial year. Depending mainly on commodity prices, production levels and capital spending, Management anticipates that Fairquest will not be taxable until 2007 at the earliest.

Capital Expenditures

The following table summarizes capital expenditures (net of incentives and net of certain proceeds and including capitalized and general administrative expenses) related to the Corporation's activities for the period from its commencement of operations on June 1, 2005 to December 31, 2005:

Property acquisition costs	
Proved properties	31,939,449
Undeveloped properties	9,015,172
Exploration costs	31,549,832
Development costs	27,475,462
Dispositions	-
Corporate Assets	-
Total	99,979,915

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells in which Fairquest participated since it commenced active operations on June 1, 2005 through December 31, 2005.

	Exploratory Wells		Development Wells	
	Gross	Net	Gross	Net
Natural Gas	20	8.3	4	2.0
Oil	8	2.5	-	-
Dry	-	-	-	-
Total	28	10.8	4	2.0

See "*Principal Properties*" for a description of the Corporation's exploration and development plans.

Production Estimates

The following table sets out the volume of the Corporation's production estimated for the year ended December 31, 2006 as evaluated by GLJ which is reflected in the estimate of future net revenue disclosed in the tables contained under "*Disclosure of Reserves Data*".

FORECAST PRICES AND COSTS

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
West Pembina/ Columbia/Harlech	80	60	4,882	3,724	137	104	1,031	785
Other Properties	1	1	3,057	2,570	35	22	545	451
Total Proved	81	61	7,939	6,294	172	126	1,576	1,236
West Pembina/ Columbia/Harlech	90	67	5,503	4,188	154	118	1,161	883
Other Properties	1	1	3,271	2,759	37	24	584	486
Total Proved Plus Probable	91	68	8,774	6,947	192	142	1,745	1,369

Notes:

(1) May not add due to rounding.

CONSTANT PRICES AND COSTS

	Light and Medium Oil		Natural Gas		Natural Gas Liquids		Total	
Reserves Category	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (Mcf/d)**	**Net (Mcf/d)**	**Gross (Bbls/d)**	**Net (Bbls/d)**	**Gross (BOE/d)**	**Net (BOE/d)**
West Pembina/ Columbia/Harlech	80	60	4,882	3,724	137	104	1,031	785
Other Properties	1	1	3,057	2,570	35	22	545	451
Total Proved	81	61	7,939	6,294	172	126	1,576	1,236
West Pembina/ Columbia/Harlech	90	67	5,503	4,188	154	118	1,161	883
Other Properties	1	1	3,271	2,759	37	24	584	486
Total Proved Plus Probable	91	68	8,774	6,947	192	142	1,745	1,369

Notes:

(1) May not add due to rounding.

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback for the periods indicated below:

	Quarter Ended		
	2005		
	Dec. 31	Sept. 30	June 30(3)
Average Daily Production(1)			
Light and Medium Crude Oil (Bbls/d)	80	-	-
Gas (Mcf/d)	5,430	5,663	5,514
NGLs (Bbls/d)	63	112	115
Combined (BOE/d)	1,049	1,056	1,034
Average Price Received			
Light and Medium Crude Oil ($/Bbl)	75.15	-	-
Gas ($/Mcf)	11.98	9.15	7.19
NGLs ($/Bbls)	51.03	67.25	67.11
Combined ($/BOE)	70.90	57.62	47.07
Royalties Paid			
Light and Medium Crude Oil ($/Bbls)	2.16	-	-
Gas ($/Mcf)	3.26	2.06	1.60
NGLs ($/Bbls)	24.30	15.86	15.40
Combined ($/BOE)	18.50	12.74	10.25
Operating Expenses ($/BOE)			
Light and Medium Crude Oil ($/Bbls)	7.80	-	-
Gas ($/Mcf)	1.30	1.30	1.34
NGLs ($/Bbls)	7.80	7.78	8.03
Combined ($/BOE)	7.80	7.78	8.03
Netback Received ($/BOE)(2)			
Light and Medium Crude Oil ($/Bbls)	65.19	-	-
Gas ($/Mcf)	7.43	5.79	4.25
NGLs ($/Bbls)	18.93	43.61	43.68
Combined ($/BOE)	44.59	35.69	27.49

Notes:

(1) Before deduction of royalties.
(2) Netbacks are calculated by subtracting royalties and operating costs from revenues.
(3) For the period from commencement of Fairquest's operations on June 1, 2005 to June 30, 2005.

The following table indicates the Corporation's average daily production from its important fields for the period from June 1, 2005 to December 31, 2005:

	Light and Medium Crude Oil (Bbls/d)	Gas (Mcf/d)	NGLS (Bbls/d)	BOE (BOE/d)
West Pembina	15	1,790	33	347
Columbia/Harlech	19	1,208	42	262
Valhalla/Rycroft	-	1,005	4	172
Wild River/Deep Basin	-	1,029	-	172
Pigeon Lake/Westerose	-	279	11	57
Marlboro	-	232	2	40
Miscellaneous	-	-	-	-
Total Alberta	35	5,542	92	1,050
Total	35	5,542	92	1,050

Fairquest's crude oil production for the period commencing with its operations on June 1, 2005 to December 31, 2005 was 100% light and medium quality crude oil (25° API or greater).

For the period from June 1, 2005 to December 31, 2005, approximately 4% of Fairquest's gross revenue was derived from crude oil production, 9% was derived from NGL production and 87% was derived from natural gas production.

Forward Contracts and Marketing

Fairquest's crude oil and natural gas production is sold directly to credit-worthy counterparties, with the exception of small quantities of non-operated properties which are marketed by the operator.

Fairquest may periodically hedge the price on a portion of its crude oil and natural gas production. Fairquest did not participate in any hedges in 2005.

DIVIDEND POLICY

Fairquest has not paid any dividends on the outstanding Common Shares. The Board of Directors of Fairquest will determine the actual timing, payment and amount of dividends, if any, that may be paid by Fairquest from time to time based upon, among other things, the cash flow, results of operations and financial conditions of Fairquest, the needs for funds to finance ongoing operations and other business considerations as the board of directors of Fairquest considers relevant. Payment of dividends is subject to the consent of Fairquest's lenders.

DESCRIPTION OF CAPITAL STRUCTURE

The authorized capital of Fairquest consists of an unlimited number of Common Shares, an unlimited number of first preferred shares issuable in series and 1,000,000 Performance Shares.

The following is a summary of the rights, privileges, restrictions and conditions attaching to the securities of Fairquest.

Common Shares

Holders of Common Shares are entitled to one vote per share at meetings of shareholders of Fairquest, to receive dividends if, as and when declared by the board of directors of Fairquest and to receive pro rata the remaining property and assets of Fairquest upon its dissolution, liquidation or winding-up, subject to the rights of shares having priority over the Common Shares.

First Preferred Shares

Each series of first preferred shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the board of directors of Fairquest prior to the issuance thereof. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of Fairquest, whether voluntary or involuntary, the first preferred shares are entitled to preference over the Common Shares and Performance Shares and any other shares ranking junior to the preferred shares from time to time and may also be given such other preferences over the Common Shares and Performance Shares and any other shares ranking junior to the first preferred shares as may be determined at the time of creation of such series.

Performance Shares

The Performance Shares rank junior to the Common Shares and first preferred shares, other than as set forth below. Holders of Performance Shares are not entitled to vote at meetings of shareholders of Fairquest except as required under the ABCA and are not entitled to receive dividends. The Performance Shares are not entitled to

receive any property or assets of Fairquest upon its dissolution or winding-up other than the amount of $0.01 per share in preference over the Common Shares and first preferred shares.

The Performance Shares were issued to Fairquest Service Providers pursuant to the Fairquest Initial Private Placement at a purchase price of $0.01 per share and are convertible into the percentage of a Common Share equal to the weighted average trading price of the Common Shares on the TSX or such other stock exchange on which the Common Shares are listed for the five trading days immediately prior to such conversion (the "Fairquest Price") less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into Common Shares as to one-third on each of June 1, 2006, 2007 and 2008 if the holder is a Fairquest Service Provider on such date and will be automatically converted, if not previously converted, on June 1, 2010 (the "Outside Conversion Date"). If the holder ceases to be a Fairquest Service Provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the Outside Conversion Date, Fairquest will, subject to applicable law, redeem the Performance Shares at a redemption price of $0.01 per share. In the event that Fairquest is unable to pay the redemption price in accordance with applicable law, the Performance Shares which were to be redeemed will be cancelled and the holders will only have the right to receive $0.01 per share.

MARKET FOR SECURITIES

The Common Shares are listed and posted for trading on the TSX and trade under the symbol "FQE". The following sets forth the price range and trading volume of the Common Shares on the TSX (as reported by the TSX) for the periods indicated, commencing with the date upon which the Common Shares began trading on the TSX:

	Price Range		
	High ($/share)	**Low ($/share)**	**Volume (000s)**
2005			
June (6-30)	7.80	6.50	4,532
July	7.95	6.90	3,440
August	9.96	7.76	2,294
September	10.74	9.20	2,102
October	11.00	9.01	1,665
November	9.41	7.65	1,181
December	9.89	8.15	2,528
2006			
January	9.10	8.14	2,943
February	8.90	6.78	3,984
March (1-17)	7.55	5.91	2,115

ESCROWED SECURITIES

The following securities of Fairquest are currently held in escrow:

Designation of Class	No. of Securities held in Escrow[1]	% of Class
Common Shares	4,707,500	16.8%
Performance Shares	981,500	100%
Warrants	4,707,500	100%

Notes:

(1) Burnet, Duckworth & Palmer LLP is the escrow agent for these securities.

The escrowed securities are subject to contractual hold periods and are releasable as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008 if the holder continues to be a Fairquest Service Provider on such dates. Upon the holder ceasing to be a Fairquest Service Provider, such holder will not be entitled

to any further releases. If any Common Shares are not released under the applicable escrow agreement, Fairquest shall have the right to repurchase such Common Shares at a price equal to the lesser of $2.11 and the market price of the Common Shares on the last trading day immediately prior to such person ceasing to be a Fairquest Service Provider. In the event that a holder voluntarily ceases to be a Fairquest Service Provider or is terminated with cause as a Fairquest Service Provider, such holder shall lose all unvested Warrants.

DIRECTORS AND OFFICERS

The names, municipalities of residence, positions with the Corporation, and principal occupation of the directors and officers of the Corporation are set out below and in the case of directors.

Name and Municipality of Residence	Office Held	Principal Occupation and Positions Held During Last Five Years
Richard A. Walls Calgary, Alberta	President, Chief Executive Officer and a Director	President and Chief Executive Officer of Fairquest since April 2005 and President and Chief Executive Officer of RAW Energy Ltd. (a private oil and natural gas company); prior thereto, from May 2002 to May 2005 President and Chief Executive Officer of Fairborne; special advisor to Duke Energy Field Services Canada Ltd. ("Duke Energy") from May 2001 to January 2002; prior thereto, from April 1999 to May 2001 President and Chief Executive Officer of Canadian Midstream Services Ltd. ("CMSL") (a private oil and natural gas midstream company); prior thereto, from July 1993 to November 1998 President and Chief Executive Officer of Pan East Petroleum Corp. ("Pan East") (a public oil and natural gas company).
Robert A. Maitland[6] Calgary, Alberta	Vice-President, Finance, Chief Financial Officer and a Director	Vice-President, Finance and Chief Financial Officer of Fairquest since April 2005; prior thereto, from May 2002 to May 2005 Vice-President, Finance and Chief Financial Officer of Fairborne; prior thereto, Vice-President, Finance of CMSL from April 1999 to May 2001; and prior thereto, Vice-President, Finance and Chief Financial Officer of PanEast from December 1997 until November 1998.
Donald J. Nelson[1][2][4] Calgary, Alberta	Director	President, Fairway Resources Inc. (a private consulting company) since June, 2002 (Fairway Resources Inc. was retained as a consultant for Hawker Resources Inc. from November 25, 2004 to March 22, 2005 during which time Mr. Nelson was acting Senior Vice President and Chief Operating Officer of Hawker Resources Inc.); from September 1998 to June 2002, President and Chief Executive Officer of Summit Resources Limited (a public oil and natural gas company) and from February, 1996 to September 1998, Vice President, Operations of Summit Resources Limited.

Name and Municipality of Residence	Office Held	Principal Occupation and Positions Held During Last Five Years
Gary F. Aitken(1)(3)(4) Calgary, Alberta	Director	President of Whitemountain Resource Properties Ltd., a private investment and resource company and Financial and Land Consultant to Sentry Select Capital Corp. and Petrofund Energy Trust, both since 2002. Executive Vice-President and Director of Precept Resource Management Corp., a limited partnership manager, since 2005. Prior thereto, President and founder of Judelle Resources Inc. and Chowade Energy Inc., both private oil and gas companies.
Brian A. Felesky(2)(3)(4) Calgary, Alberta	Director	Partner with Felesky Flynn LP (Barristers and Solicitors specializing in income tax matters).
David M. Fitzpatrick(1)(2)(3) Calgary, Alberta	Director	President and Chief Executive Officer of Shiningbank Energy Income Fund, since July, 1996; prior thereto, Mr. Fitzpatrick was employed in various senior management positions at Serenpet Inc., including Chief Operating Officer and Senior Vice President, Corporate Development and Gas Marketing, from 1990 until July, 1996;
C. Steven Cohen Calgary, Alberta	Secretary	Partner with Burnet, Duckworth & Palmer LLP (Barristers and Solicitors).
Michael D. Sandrelli Calgary, Alberta	Assistant Corporate Secretary	Partner with Burnet, Duckworth & Palmer LLP (Barristers and Solicitors).

Notes:

(1) Member of the Audit Committee.
(2) Member of the Reserves Committee.
(3) Member of the Compensation Committee.
(4) Member of the Corporate Governance and Joint Operations Committee.
(5) Fairquest does not have an executive committee of its board of directors.
(6) Mr. Maitland was a director of Military International Ltd. which company was cease traded on December 11, 2002 for failure to file financial statements

All of the directors and officers of Fairquest have been engaged for more than five years in their present principal occupations or executive positions with the same companies except as described above.

All of the directors of Fairquest were appointed in May 2005. The term of office of each director expires at the next annual meeting of shareholders of the Corporation.

As at March 17, 2006, the directors and officers of Fairquest and their associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, 3,023,214 Common Shares or approximately 10.8% of the issued and outstanding Common Shares. Such persons also hold in the aggregate 1,455,700 Warrants.

Conflicts of Interest

There are potential conflicts of interest to which the directors and officers of Fairquest will be subject to in connection with the operations of Fairquest. In particular, certain of the directors and officers of Fairquest are involved in managerial or director positions with other oil and gas companies whose operations may, from time to time, be in direct competition with those of Fairquest or with entities which may, from time to time, provide

financing to, or make equity investments in, competitors of Fairquest. In accordance with the ABCA, directors who have a material interest or any person who is a party to a material contract or a proposed material contract with Fairquest are required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract.

The board of directors of Fairquest has established a Corporate Governance and Joint Operations Committee of its board of directors comprised of directors that are independent of the Fairborne Trust. The mandate of the Corporate Governance and Joint Operations Committee is, among other matters, to consider any issues related to the joint assets and operations of the Fairborne Trust and Fairquest that the Committee considers appropriate or that are directed to the Committee by management including, without limitation, any issues that may arise from time to time concerning potential conflicts of interest between the Fairborne Trust and Fairquest.

AUDIT COMMITTEE INFORMATION

Audit Committee Mandate and Terms of References

The Mandate and Terms of Reference of the Audit Committee of the board of directors is attached hereto as Schedule "C".

Composition of the Audit Committee

The following table sets forth the names of each current member of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member:

Name	Independent	Financially Literate	Relevant Education and Experience
David M. Fitzpatrick	Yes	Yes	Mr. Fitzpatrick graduated from Queen's University in 1981 with a degree in geological engineering and received an Executive Management Program Certificate from Queen's University in 1994. Mr. Fitzpatrick is a professional engineer and serves as a member of the Audit Committees of Platform Resources Inc. and Strike Petroleum Inc., both publicly listed companies. Mr. Fitzpatrick has over 14 years experience in corporate management. From June 1996 to the present, Mr. Fitzpatrick has served as the President and Chief Executive Officer of a mid-sized, public, energy trust with responsibility for all facets of the company including financial.
Gary F. Aitken	Yes	Yes	Mr. Aitken graduated from the University of Alberta with a Bachelor of Commerce majoring in accounting and finance, and has continuously been employed in the oil and gas industry for the past 40 years in various positions, most recently in the capacity as president of two private exploration and production companies. Mr. Aitken also acts as a financial advisor to public companies in the capital markets and as a land consultant in the energy industry, and is the co-founder of Precept Resource Management Corp., the manager of a flow-through limited partnership and mutual fund investing in the oil and gas industry. Mr. Aitken is also a former board and audit committee member of Fairborne Energy Ltd.

Donald J. Nelson	Yes	Yes	Mr. Nelson is a professional engineer and serves as a member of audit committees of Paramount Energy Trust, Flagship Energy Inc. and Culane Energy Ltd. Mr. Nelson has over 30 years experience in corporate management. From September 1998 to June 2002, Mr. Nelson was President and Chief Executive Officer of a mid-sized, public, energy company with responsibility for all facets of the company including financial.

Pre-Approval of Policies and Procedures

The Audit Committee has pre-approved the provision of certain non-audit services to the Corporation including up to $50,000 in income tax planning and compliance services and has delegated to the Chairman of the Audit Committee the authority to pre-approve other non-audit services and in such event the Chairman is required to report to the Audit Committee such pre-approval at the next meeting of the Audit Committee.

External Auditor Service Fees

Audit Fees

Fairquest has budgeted $48,500 for professional services rendered for the audit of the Corporation's financial statements for the period ended December 31, 2005.

Audit – Related Fees

The aggregate fees billed in the period ended December 31, 2005 for assurance and related services by the Corporation's external auditor that are reasonably related to the performance of the audit or review of the Corporation's financial statements that are not reported under "Audit Fees" above were $20,000 for the review of the quarterly financial statements as at June 30, 2005 and September 30, 2005.

Tax Fees

The were no fees billed in the period ended December 31, 2005 for professional services rendered by the Corporation's external auditor for tax compliance, tax advice and tax planning.

All Other Fees

The aggregate fees billed in the period ended December 31, 2005 for products and services provided by the Corporation's auditors other than services reported above were $10,000. These fees were for the preparation for and attendance at due diligence sessions in respect of financings undertaken by the Corporation.

HUMAN RESOURCES

Other than as contemplated by the Technical Services Agreement, Fairquest currently employs 2 full-time employees, both of which are located in the head office. In addition, 79 persons provide services to Fairquest pursuant to the Technical Services Agreement, 57 of which are located in the head office, 22 are field employees and 13 are part-time consultants.

Fairquest has entered into the Technical Services Agreement, pursuant to which Fairborne Energy personnel are concurrently employed by Fairquest, and such personnel provide services in respect of the management, development, exploitation and operation of the assets of Fairquest. Fairborne Energy also provides various administrative services, as well as access to geological and technical data relating to Fairquest's assets. Pursuant to the Technical Services Agreement, Fairborne Energy and Fairquest pay their proportionate share of the general and administrative costs of Fairborne Energy, after all recoveries, based upon their respective level of oil

and natural gas production and their respective level of capital expenditure relative to combined capital spending. The Technical Services Agreement may be terminated upon six months notice by either party. During the period commencing with Fairquest's operations on June 1, 2005 and ending December 31, 2005, Fairquest paid an aggregate of $906,000 to Fairborne for services provided to Fairquest pursuant to the Technical Services Agreement.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada and Alberta, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of Fairquest in a manner materially different than they would affect other oil and gas companies of similar size. All current legislation is a matter of public record and Fairquest is unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing – Oil, Natural Gas and Associated Products

In the province of Alberta oil, natural gas and associated products are generally sold at market index based prices. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other non-related changes such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Oil prices are primarily based on worldwide supply and demand. The specific price depends in part on oil quality, prices of competing fuels, distance to market, the value of refined products, the supply/demand balance and other contractual terms. Oil exporters are also entitled to enter into export contracts with terms not exceeding one year in the case of light crude oil and two years in the case of heavy crude oil, provided that an order approving such export has been obtained from the National Energy Board of Canada (the "NEB"). Any oil export to be made pursuant to a contract of longer duration (to a maximum of 25 years) requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the Government of Canada. Exporters are free to negotiate prices and other terms with purchasers, provided that the export contracts must continue to meet certain other criteria prescribed by the NEB and the Government of Canada. Natural gas exports for a term of less than 2 years or for a term of 2 to 20 years (in quantities of not more than 30,000 m^3/day) must be made pursuant to an NEB order. Any natural gas export to be made pursuant to a contract of longer duration (to a maximum of 25 years) or a larger quantity requires an exporter to obtain an export license from the NEB and the issuance of such license requires the approval of the Governor in Council.

The government of Alberta also regulates the volume of natural gas that may be removed from those provinces for consumption elsewhere based on such factors as reserve availability, transportation arrangements and market considerations.

Pipeline Capacity

Although pipeline expansions are ongoing, the lack of firm pipeline capacity continues to affect the oil and natural gas industry and limits the ability to produce and to market natural gas production. In addition, the

pro-rationing of capacity on the inter-provincial pipeline systems also continues to affect the ability to export oil and natural gas.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada-United States Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period or in such other representative period as the parties may agree); (ii) impose an export price higher than the domestic price subject to an exception with respect to certain measures which only restrict the volume of exports; and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum or maximum export or import price requirements provided, in the case of export-price requirements, prohibition in any circumstances in which any other form of quantitative restriction is prohibited, and in the case of import-price requirements, such requirements do not apply with respect to enforcement of countervailing and anti-dumping orders and undertakings.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements and avoid undue interference with pricing, marketing and distribution arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

General

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date, method of recovery and the type or quality of the petroleum product produced. Other royalties and royalty-like interests are from time to time carved out of the working interest owner's interest through non-public transactions. These are often referred to as overriding royalties, gross overriding royalties, net profits interests or net carried interests.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits, and are generally introduced when commodity prices are low. The programs are designed to encourage exploration and development activity by improving earnings and cash flow within the industry. Royalty holidays and reductions would reduce the amount of Crown royalties paid by oil and gas producers to the provincial governments and would increase the net income and funds from operations of such producers. However, the trend in recent years has been for provincial governments to allow such incentive programs to expire without renewal, and consequently few such incentive programs are currently operative.

On March 3, 2003 the Department of Finance (Canada) released a technical paper entitled "Improving the Income Taxation of the Resource Sector in Canada" (the "Technical Paper"). In November, 2003 the Tax Act was amended to provide the following initiatives applicable to the oil and gas industry (to a maximum of $2,000,000) to be phased in over a five year period: (i) a reduction of the federal statutory corporate income tax rate on income earned from resource activities from 28% to 21%, beginning with a one percentage point reduction effective January 1, 2003, and (ii) a deduction for federal income tax purposes of actual provincial and other Crown royalties and mining taxes paid and the elimination of the 25% resource allowance. In addition, the percentage of Alberta

royalty tax credit that Fairquest will be required to include in federal taxable income will be 12.5% in 2004; 17.5% in 2005; 32.5% in 2006; 50% in 2007; 60% in 2008; 70% in 2009; 80% in 2010; 90% in 2011, and 100% in 2012 and beyond.

Alberta

Regulations made pursuant to the *Mines and Minerals Act* (Alberta) provide various incentives for exploring and developing oil reserves in Alberta. Oil produced from horizontal extensions commenced at least 5 years after the well was originally spudded may also qualify for a royalty reduction. A 24-month, 8,000 m^3 exemption is available to production from a reactivated well that has not produced for: (i) a 12-month period, if resuming production in October, November or December of 1992 or January, 1993; or (ii) a 24 month period, if resuming production in February 1993 or later. As well, oil production from eligible new field and new pool wildcat wells and deeper pool test wells spudded or deepened after September 30, 1992 is entitled to a 12-month royalty exemption (to a maximum of $1 million). Oil produced from low productivity wells, enhanced recovery schemes (such as injection wells) and experimental projects is also subject to royalty reductions.

Oil royalty rates vary from province to province. In Alberta, oil royalty rates vary between 10% and 35% for oil and 10% and 30% for new oil. New oil is applicable to oil pools discovered after March 31, 1974 and prior to October 1, 1992. The Alberta government introduced the Third Tier Royalty with a base rate of 10% and a rate cap of 25% for oil pools discovered after September 30, 1992.

Effective January 1, 1994, the calculation and payment of natural gas royalties became subject to a simplified process. The royalty reserved to the Crown in respect of natural gas production, subject to various incentives, is between 15% and 30%, in the case of new natural gas, and between 15% and 35%, in the case of old natural gas, depending upon a prescribed or corporate average reference price. Natural gas produced from qualifying exploratory natural gas wells spudded or deepened after July 31, 1985 and before June 1, 1988 continues to be eligible for a royalty exemption for a period of 12 months, or such later time that the value of the exempted royalty quantity equals a prescribed maximum amount. Natural gas produced from qualifying intervals in eligible natural gas wells spudded or deepened to a depth below 2,500 meters is also subject to a royalty exemption, the amount of which depends on the depth of the well.

Oil sands projects are subject to a specific regulation made effective July 1, 1997 and expiring June 30, 2007, which, among other things, determines the Crown's share of crude and processed oil sands products.

In Alberta, a producer of oil or natural gas is entitled to a credit on qualified oil and natural gas production against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at prices at and below $100 per m^3 and 25% at prices at and above $210 per m^3. Crude oil and natural gas royalty programs for specific wells and royalty reductions reduce the amount of Crown royalties paid by Fairquest to the provincial governments. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties. The ARTC rate is applied to a maximum of $2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period.

On December 22, 1997, the Alberta government announced that it was conducting a review of the ARTC program with the objective of setting out better targeted objectives for a smaller program and to deal with administrative difficulties. On August 30, 1999, the Alberta government announced that it would not be reducing the size of the program but that it would introduce new rules to reduce the number of persons who qualify for the program. The new rules will preclude companies that pay less than $10,000 in royalties per year and non-corporate entities from qualifying for the program. Such rules will not presently preclude Fairquest from being eligible for the ARTC program.

Land Tenure

Crude oil and natural gas located in Western Canada is owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms from two years and on conditions set forth in provincial legislation including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural gas industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated into the *Environmental Protection and Enhancement Act* (Alberta) (the "AEPEA"), which came into force on September 1, 1993 and the *Oil and Gas Conservation Act* (Alberta) (the "OGCA"). The AEPEA and OGCA impose stricter environmental standards, requires more stringent compliance, reporting and monitoring obligations and significantly increase penalties. Fairquest is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of the increasingly stringent laws relating to the protection of the environment and will be taking such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. Fairquest believes that it is in material compliance with applicable environmental laws and regulations and also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

RISK FACTORS

An investment in the Common Shares is speculative due to the nature of the Corporation's involvement in the exploration for, and the acquisition, development and production of, oil and natural gas reserves. An investor should consider carefully the risk factors set out below and consider all other information contained herein and in the Corporation's other public filings before making an investment decision.

Exploration, Development and Production Risks

Oil and natural gas operations involve many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. The long-term commercial success of the Corporation depends on its ability to find, acquire, develop and commercially produce oil and natural gas reserves. Without the continual addition of new reserves, any existing reserves the Corporation may have at any particular time and the production therefrom will decline over time as such existing reserves are exploited. A future increase in the Corporation's reserves will depend not only on its ability to explore and develop any properties it may have from time to time, but also on its ability to select and acquire suitable producing properties or prospects. No assurance can be given that the Corporation will be able to continue to locate satisfactory properties for acquisition or participation. Moreover, if such acquisitions or participations are identified, the Corporation may determine that current markets, terms of acquisition and participation or pricing conditions make such acquisitions or participations uneconomic. There is no assurance that further commercial quantities of oil and natural gas will be discovered or acquired by the Corporation.

Future oil and natural gas exploration may involve unprofitable efforts, not only from dry wells, but from wells that are productive but do not produce sufficient net revenues to return a profit after drilling, operating and

other costs. Completion of a well does not assure a profit on the investment or recovery of drilling, completion and operating costs. In addition, drilling hazards or environmental damage could greatly increase the cost of operations, and various field operating conditions may adversely affect the production from successful wells. These conditions include delays in obtaining governmental approvals or consents, shut-ins of connected wells resulting from extreme weather conditions, insufficient storage or transportation capacity or other geological and mechanical conditions.

While diligent well supervision and effective maintenance operations can contribute to maximizing production rates over time, production delays and declines from normal field operating conditions cannot be eliminated and can be expected to adversely affect revenue and cash flow levels to varying degrees.

Oil and natural gas exploration, development and production operations are subject to all the risks and hazards typically associated with such operations, including hazards such as fire, explosion, blowouts, cratering, sour gas releases and spills, each of which could result in substantial damage to oil and natural gas wells, production facilities, other property and the environment or in personal injury. In accordance with industry practice, the Corporation is not fully insured against all of these risks, nor are all such risks insurable. Although the Corporation maintains liability insurance in an amount that it considers consistent with industry practice, the nature of these risks is such that liabilities could exceed policy limits, in which event the Corporation could incur significant costs that could have a material adverse effect upon its financial condition. Oil and natural gas production operations are also subject to all the risks typically associated with such operations, including encountering unexpected formations or pressures, premature decline of reservoirs and the invasion of water into producing formations. Losses resulting from the occurrence of any of these risks could have a material adverse effect on future results of operations, liquidity and financial condition.

Failure to Realize Anticipated Benefits of Acquisitions and Dispositions

The Corporation makes acquisitions and dispositions of businesses and assets in the ordinary course of business. Achieving the benefits of acquisitions depends in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner as well as the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired business may require substantial management effort, time and resources and may divert management's focus from other strategic opportunities and operational matters. Management continually assesses the value and contribution of services provided and assets required to provide such services. In this regard, non-core assets are periodically disposed of, so that the Corporation can focus its efforts and resources more efficiently. Depending on the state of the market for such non-core assets, certain non-core assets of the Corporation, if disposed of, could be expected to realize less than their carrying value on the financial statements of the Corporation.

Competition

Oil and gas exploration is intensely competitive in all its phases and involves a high degree of risk. The Corporation competes with numerous other participants in the search for, and the acquisition of, oil and natural gas properties and in the marketing of oil and natural gas. The Corporation's competitors include oil and natural gas companies that have substantially greater financial resources, staff and facilities than those of the Corporation. The Corporation's ability to increase reserves in the future will depend not only on its ability to explore and develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for exploratory drilling. Competitive factors in the distribution and marketing of oil and natural gas include price and methods and reliability of delivery. Competition may also be presented by alternate fuel sources.

Regulatory

Oil and natural gas operations (exploration, production, pricing, marketing and transportation) are subject to extensive controls and regulations imposed by various levels of government that may be amended from time to time. See "Industry Conditions." The Corporation's operations may require licenses from various governmental authorities. There can be no assurance that the Corporation will be able to obtain all necessary licenses and permits that may be required to carry out exploration and development at its projects and the obtaining of such licences and permits may delay operations of the Corporation.

Kyoto Protocol

In December 2002, the Government of Canada ratified the Kyoto Protocol ("Protocol"). The Protocol calls for Canada to reduce its greenhouse gas emissions to 6% below 1990 "business-as-usual" levels between 2008 and 2012. Given revised estimates of Canada's normal emissions levels, this target translates into an approximately 40% gross reduction in Canada's current emissions. In April 2005, Environment Canada released "Project Green", a working paper giving early indications of how implementation was to be achieved. Large Final Emitters ("LFEs"), being 700 of Canada's largest emitters, will receive a specific reduction target of 45 mt, and will have the opportunity to purchase domestic offset and technology credits. The exact mechanism for operating in the domestic credit market has yet to be revealed, and the prospect of non-LFE enterprise participating in that market to any great extent is uncertain. Various incentive funds have also been established to provide seed funding for the purchase of experimental technologies, encourage investment in alternative energy sources, and acquire credits from the domestic and international markets for re-sale to Canadian enterprise.

Environment Canada, in August 2005, released consultation papers for the management of a system of greenhouse gas offsets in the form of tradable and bankable credits. The credits are created by enterprise, individuals, or municipal government through the implementation of projects registered with the to-be-created offset authority. Standards for quantifying greenhouse gas reductions were also proposed in the consultation paper.

Environmental

All phases of the oil and natural gas business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of federal, provincial and local laws and regulations. Environmental legislation provides for, among other things, restrictions and prohibitions on spills, releases or emissions of various substances produced in association with oil and natural gas operations. The legislation also requires that wells and facility sites be operated, maintained, abandoned and reclaimed to the satisfaction of applicable regulatory authorities. Compliance with such legislation can require significant expenditures and a breach may result in the imposition of fines and penalties, some of which may be material. Environmental legislation is evolving in a manner expected to result in stricter standards and enforcement, larger fines and liability and potentially increased capital expenditures and operating costs. The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to governments and third parties and may require the Corporation to incur costs to remedy such discharge. Although the Corporation believes that it is in material compliance with current applicable environmental regulations, no assurance can be given that environmental laws will not result in a curtailment of production or a material increase in the costs of production, development or exploration activities or otherwise adversely affect the Corporation's financial condition, results of operations or prospects. See "Industry Conditions".

Prices, Markets and Marketing

The marketability and price of oil and natural gas that may be acquired or discovered by the Corporation will be affected by numerous factors beyond its control. The Corporation's ability to market its natural gas may depend upon its ability to acquire space on pipelines that deliver natural gas to commercial markets. The Corporation may also be affected by deliverability uncertainties related to the proximity of its reserves to pipelines and processing facilities, and related to operational problems with such pipelines and facilities as well as extensive government regulation relating to price, taxes, royalties, land tenure, allowable production, the export of oil and natural gas and many other aspects of the oil and natural gas business.

The Corporation's revenues, profitability and future growth and the carrying value of its oil and gas properties are substantially dependent on prevailing prices of oil and gas. The Corporation's ability to borrow and to obtain additional capital on attractive terms is also substantially dependent upon oil and gas prices. Prices for oil and gas are subject to large fluctuations in response to relatively minor changes in the supply of and demand for oil and gas, market uncertainty and a variety of additional factors beyond the control of the Corporation. These factors include economic conditions, in the United States and Canada, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political stability in the Middle East and elsewhere, the foreign supply of oil and gas, the price of foreign imports and the availability of alternative fuel sources. Any substantial and extended decline in the price of oil and gas would have an adverse effect on the Corporation's carrying value of its proved reserves, borrowing capacity, revenues, profitability and cash flows from operations.

The exchange rate between the Canadian and U.S. dollar also affects the profitability of the Corporation and the Canadian dollar has strengthened recently against the U.S. dollar.

Volatile oil and gas prices make it difficult to estimate the value of producing properties for acquisition and often cause disruption in the market for oil and gas producing properties, as buyers and sellers have difficulty agreeing on such value. Price volatility also makes it difficult to budget for and project the return on acquisitions and development and exploitation projects.

In addition, bank borrowings available to the Corporation are in part determined by the Corporation's borrowing base. A sustained material decline in prices from historical average prices could reduce the Corporation's borrowing base, therefore reducing the bank credit available to the Corporation which could require that a portion, or all, of the Corporation's bank debt be repaid.

Substantial Capital Requirements

The Corporation anticipates making substantial capital expenditures for the acquisition, exploration, development and production of oil and natural gas reserves in the future. If the Corporation's revenues or reserves decline, it may have limited ability to expend the capital necessary to undertake or complete future drilling programs. There can be no assurance that debt or equity financing or cash generated by operations will be available or sufficient to meet these requirements or for other corporate purposes or, if debt or equity financing is available, that it will be on terms acceptable to the Corporation. The inability of the Corporation to access sufficient capital for its operations could have a material adverse effect on the Corporation's financial condition, results of operations or prospects.

Additional Funding Requirements

The Corporation's cash flow from its reserves may not be sufficient to fund its ongoing activities at all times. From time to time, the Corporation may require additional financing in order to carry out its oil and gas acquisition, exploration and development activities. Failure to obtain such financing on a timely basis could cause the Corporation to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations. If the Corporation's revenues from its reserves decrease as a result of lower oil and natural gas prices or otherwise, it will affect the Corporation's ability to expend the necessary capital to replace its reserves or to maintain its production. If the Corporation's cash flow from operations is not sufficient to satisfy its capital expenditure requirements, there can be no assurance that additional debt or equity financing will be available to meet these requirements or available on terms acceptable to the Corporation.

Issuance of Debt

From time to time the Corporation may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed partially or wholly with debt, which may increase the Corporation's debt levels above industry standards. Depending on future exploration and development plans, the Corporation may require additional equity and/or debt financing that may not be available or, if available, may not be available on favourable terms. Neither the Corporation's articles nor its by-laws limit the amount of indebtedness that the Corporation may incur. The level of the Corporation's indebtedness from time to time, could impair the Corporation's ability to obtain additional financing in the future on a timely basis to take advantage of business opportunities that may arise.

Hedging

From time to time the Corporation may enter into agreements to receive fixed prices on its oil and natural gas production to offset the risk of revenue losses if commodity prices decline; however, if commodity prices increase beyond the levels set in such agreements, the Corporation will not benefit from such increases and the Corporation may nevertheless be obligated to pay royalties on such higher prices, even though not received by it, after giving effect to such agreements. Similarly, from time to time the Corporation may enter into agreements to fix the exchange rate of Canadian to United States dollars in order to offset the risk of revenue losses if the Canadian

dollar increases in value compared to the United States dollar; however, if the Canadian dollar declines in value compared to the United States dollar, the Corporation will not benefit from the fluctuating exchange rate.

Availability of Drilling Equipment and Access

Oil and natural gas exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment to the Corporation and may delay exploration and development activities. To the extent the Corporation is not the operator of its oil and gas properties, the Corporation will be dependent on such operators for the timing of activities related to such properties and will be largely unable to direct or control the activities of the operators.

Title to Assets

Title to oil and natural gas interests is often not subject to conclusive determination without incurring substantial expense. It is the practice of the Corporation in acquiring significant oil and gas leases or interest in oil and gas leases to fully examine the title to the interest under the lease. In the case of minor acquisitions the Corporation may rely upon the judgment of oil and gas lease brokers or landmen who perform the field work in examining records in the appropriate governmental office before attempting to place under lease a specific interest. The Corporation believes that this practice is widely followed in the oil and gas industry. Nevertheless, there may be title defects which affect lands comprising a portion of the Corporation's properties. To the extent title defects do exist, it is possible that the Corporation may lose all or a portion of its right, title, estate and interest in and to the properties to which the title relates.

Reserve Estimates

There are numerous uncertainties inherent in estimating quantities of oil, natural gas and natural gas liquids reserves and cash flows to be derived therefrom, including many factors beyond the Corporation's control. The reserve and associated cash flow information set forth herein represents estimates only. In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, production rates, ultimate reserve recovery, timing and amount of capital expenditures, marketability of oil and gas, royalty rates, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary from actual results. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom prepared by different engineers, or by the same engineers at different times, may vary. The Corporation's actual production, revenues, taxes and development and operating expenditures with respect to its reserves will vary from estimates thereof and such variations could be material.

In accordance with applicable securities laws, GLJ, the independent reserves evaluator, has used both constant and forecast price and cost estimates in calculating reserve quantities included herein. Actual future net revenue will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Actual production and revenues derived therefrom will vary from the estimates contained in the GLJ Report and such variations could be material. Such reports are based in part on the assumed success of activities the Corporation intends to undertake in future years. The reserves and estimated cash flows to be derived therefrom contained in such report will be reduced to the extent that such activities do not achieve the level of success assumed in the report. The report is effective as of a specific effective date and have not been updated and thus do not reflect changes in the Corporation's resources since that date.

Insurance

The Corporation's involvement in the exploration for and development of oil and natural gas properties may result in the Corporation becoming subject to liability for pollution, blow outs, property damage, personal injury or other hazards. Although prior to drilling the Corporation will obtain insurance in accordance with industry standards to address certain of these risks, such insurance has limitations on liability that may not be sufficient to cover the full extent of such liabilities. In addition, such risks may not in all circumstances be insurable or, in certain circumstances, the Corporation may elect not to obtain insurance to deal with specific risks due to the high premiums associated with such insurance or other reasons. The payment of such uninsured liabilities would reduce the funds available to the Corporation. The occurrence of a significant event that the Corporation is not fully insured against, or the insolvency of the insurer of such event, could have a material adverse effect on the Corporation's financial position, results of operations or prospects.

Management of Growth

The Corporation may be subject to growth-related risks including capacity constraints and pressure on its internal systems and controls. The ability of the Corporation to manage growth effectively will require it to continue to implement and improve its operational and financial systems and to expend, train and manage its employee base. The inability of the Corporation to deal with this growth could have a material adverse impact on its business, operations and prospects.

Expiration of Licences and Leases

The Corporation's properties are held in the form of licences and leases and working interests in licences and leases. If the Corporation or the holder of the licence or lease fails to meet the specific requirement of a licence or lease, the licence or lease may terminate or expire. There can be no assurance that any of the obligations required to maintain each licence or lease will be met. The termination or expiration of the Corporation's licences or leases or the working interests relating to a licence or lease may have a material adverse effect on the Corporation's results of operations and business.

Uncertainty of Global Financial Markets

On September 11, 2001, the United States was the subject of terrorist attacks resulting in significant loss of life and property damage. The events of September 11, 2001 and the response of the United States and other nations have created an environment of uncertainty in global financial markets, the effect of which could have a material impact upon the Corporation, its business and its ability to finance operations.

Dividends

The Corporation has not paid any dividends on its outstanding shares. Payment of dividends in the future will be dependent on, among other things, the cash flow, results of operations and financial condition of the Corporation, the need for funds to finance ongoing operations and other business considerations as the board of directors of the Corporation considers relevant.

Aboriginal Claims

Aboriginal peoples have claimed aboriginal title and rights to portions of western Canada. The Corporation is not aware that any claims have been made in respect of its property and assets, however, if a claim arose and was successful this could have an adverse effect on the Corporation and its operations.

Seasonality

The level of activity in the Canadian oil and gas industry is influenced by seasonal weather patterns. Wet weather and spring thaw may make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing

activity levels. Also, certain oil and gas producing areas are located in areas that are inaccessible other than during the winter months because the ground surrounding the sites in these areas consists of swampy terrain. Seasonal factors and unexpected weather patterns may lead to declines in exploration and production activity and corresponding declines in the demand for the goods and services of the Corporation.

Third Party Credit Risk

The Corporation is or may be exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Corporation, such failures could have a material adverse effect on the Corporation and its cash flow from operations.

Conflicts of Interest

The directors or officers of the Corporation may also be directors or officers of other oil and gas companies or otherwise involved in natural resource exploration and development and situations may arise where they are in a conflict of interest with the Corporation. Conflicts of interest, if any, which arise will be subject to and governed by procedures prescribed by the ABCA which require a director or officer of a corporation who is a party to, or is a director or an officer of, or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation disclose his or her interest and, in the case of directors, to refrain from voting on any matter in respect of such contract unless otherwise permitted under the ABCA.

Reliance on Key Personnel

The Corporation's success depends in large measure on certain key personnel. The loss of the services of such key personnel could have a material adverse affect on the Corporation. The Corporation does not have key person insurance in effect for management. The contributions of these individuals to the immediate operations of the Corporation are likely to be of central importance. In addition, the competition for qualified personnel in the oil and natural gas industry is intense and there can be no assurance that the Corporation will be able to continue to attract and retain all personnel necessary for the development and operation of its business. Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of the management of the Corporation.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditors of the Corporation are KPMG LLP, Chartered Accountants, Suite 1200, 205 - 5th Avenue S.W., Calgary, Alberta, T2P 4B9.

Computershare Trust Company of Canada, at its principal offices in Calgary, Alberta and Toronto, Ontario is the transfer agent and registrar of the Common Shares.

LEGAL PROCEEDINGS

To the knowledge of the Corporation, there are no legal proceedings material to the Corporation to which the Corporation or its subsidiaries is a party or of which any of their respective properties is the subject matter nor are there any such proceedings known to the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of directors or executive officers of the Corporation, any shareholder who beneficially owns, directly or indirectly, or exercises control or direction over more than 10% of the outstanding Common Shares of the Corporation, or any known associate or affiliate of such persons, in any transactions since incorporation of the Corporation or during the current financial year which has materially affected, or would materially affect, the Corporation other than the following.

Certain directors and officers of Fairquest participated in the Fairquest Initial Private Placement pursuant to which such directors and officers subscribed for an aggregate of 1,455,700 Fairquest Units comprised of 1,455,700 Common Shares and 1,455,700 Warrants. The Common Shares and Warrants are subject to contractual hold periods pursuant to the terms of escrow agreements entered into among Fairquest and the subscribers to the Fairquest Initial Private Placement. See "*Escrowed Securities*".

A director and executive officer of Fairquest participated in an additional private placement of Common Shares, including Common Shares issued on a "flow-through" basis, on the same terms as other arm's length subscribers to such offerings. Such director and officer subscribed for an aggregate of 14,600 flow-through shares.

MATERIAL CONTRACTS

Except for the Technical Services Agreement and contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts since commencement of its operations which are still in effect.

INTERESTS OF EXPERTS

There is no person or company whose profession or business gives authority to a statement made by such person or company and who is named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under NI 51-102 by Fairquest since its incorporation other than GLJ, Fairquest's independent engineering evaluators and KPMG LLP, Fairquest's auditors. None of the principals of GLJ had any registered or beneficial interests, direct or indirect, in any securities or other property of Fairquest or of Fairquest's associates or affiliates either at the time they prepared the statement, report or valuation prepared by it, at any time thereafter or to be received by them. KPMG LLP, our auditors, are independent in accordance with the auditors rules of professional conduct in Canada.

In addition, none of the aforementioned persons or companies, nor any director, officer or employee of any of the aforementioned persons or companies, is or is expected to be elected, appointed or employed as a director, officer or employee of Fairquest or any associate or affiliate of Fairquest.

ADDITIONAL INFORMATION

Additional information relating to the Corporation can be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Corporation's securities and securities authorized for issuance under equity compensation plans is contained in the Corporation's information circular and proxy statement for the Corporation's annual meeting of shareholders to be held on April 25, 2006. Additional financial information is contained in the Corporation's consolidated financial statements and the related management's discussion and analysis for the period ended December 31, 2005.

Additional copies of this Annual Information Form and the materials described in the preceding paragraph and any other document incorporated herein by reference are available upon request by contacting the Corporation at its offices at 3400, 450 - 1st Street S.W., Calgary, Alberta T2P 5H1, by phone at (403) 290-7755, fax at 403 290-3216 or email at rmaitland@fairquestenergy.com

SCHEDULE "A"

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

Management of Fairquest Energy Limited (the "Company") are responsible for the preparation and disclosure of information with respect to Fairquest's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the reserves data. The report of the independent qualified reserves evaluator is presented below.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the procedures of the Company for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

The Reserves Committee of the board of directors of the Company has reviewed the procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The board of directors has approved

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED as of this 8th day of March, 2006.

(signed) "*Richard A. Walls*"
Richard A. Walls
President and Chief Executive Officer

(signed) "*Robert A. Maitland*"
Robert A. Maitland
Vice-President, Finance and Chief Financial Officer

(signed) "*Donald J. Nelson*"
Donald J. Nelson
Director and Chairman of the Reserves Committee

(signed) "*David M. Fitzpatrick*"
David M. Fitzpatrick
Director and member of the Reserves Committee

SCHEDULE "B"

FORM 51-101F2
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATORS

To the board of directors of Fairquest Energy Limited (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2005. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005, using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2005, using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2005, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's board of directors:

Description and Preparation Date of Evaluation Report	Location of Reserves (County or Foreign Geographic Area)	Net Present Value of Future Net Revenue (before income taxes, 10% discount rate – M$))			
		Audited	Evaluated	Reviewed	Total
February 1, 2006	Canada	-	78,052	-	78,052

5. In our opinion, the reserves data respectively evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook.

6. We have no responsibility to update this evaluation for events and circumstances occurring after the preparation dates.

7. Because the reserves data are based on judgements regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

GLJ Petroleum Consultants Ltd., Calgary, Alberta, Canada   Dated February 21, 2006

Per: (signed) *"Doug R. Sutton"*
Doug R. Sutton, P.Eng.
Vice President Corporate Evaluations

SCHEDULE "C"

FAIRQUEST ENERGY LIMITED

AUDIT COMMITTEE

MANDATE AND TERMS OF REFERENCE

Role and Objective

The Audit Committee (the "Committee") is a committee of the board of directors (the "Board") of Fairquest Energy Limited ("Fairquest" or the "Corporation") to which the Board has delegated its responsibility for the oversight of the nature and scope of the annual audit, the oversight of management's reporting on internal accounting standards and practices, the review of financial information, accounting systems and procedures, financial reporting and financial statements and has charged the Committee with the responsibility of recommending, for approval of the Board, the audited financial statements, interim financial statements and other mandatory disclosure releases containing financial information.

The primary objectives of the Committee are as follows:

1. To assist directors in meeting their responsibilities (especially for accountability) in respect of the preparation and disclosure of the financial statements of Fairquest and related matters;

2. To provide better communication between directors and external auditors;

3. To enhance the external auditor's independence;

4. To increase the credibility and objectivity of financial reports; and

5. To strengthen the role of the outside directors by facilitating in depth discussions between directors on the Committee, management and external auditors.

Membership of Committee

1. The Committee will be comprised of at least three (3) directors of Fairquest or such greater number as the Board may determine from time to time and all members of the Committee shall be "independent" (as such term is used in Multilateral Instrument 52-110 — Audit Committees ("MI 52-110") unless the Board determines that the exemption contained in MI 52-110 is available and determines to rely thereon.

2. The Board of Directors may from time to time designate one of the members of the Committee to be the Chair of the Committee.

3. All of the members of the Committee must be "financially literate" (as defined in MI 52-110) unless the Board determines that an exemption under MI 52-110 from such requirement in respect of any particular member is available and determines to rely thereon in accordance with the provisions of MI 52-110.

Mandate and Responsibilities of Committee

It is the responsibility of the Committee to:

1. Oversee the work of the external auditors, including the resolution of any disagreements between management and the external auditors regarding financial reporting.

2. Satisfy itself on behalf of the Board with respect to Fairquest's internal control systems.

3. Review the annual and interim financial statements of Fairquest and related management's discussion and analysis ("MD&A") prior to their submission to the Board for approval. The process should include but not be limited to:

   - reviewing changes in accounting principles and policies, or in their application, which may have a material impact on the current or future years' financial statements;
   - reviewing significant accruals, reserves or other estimates such as the ceiling test calculation;
   - reviewing accounting treatment of unusual or non-recurring transactions;
   - ascertaining compliance with covenants under loan agreements;
   - reviewing disclosure requirements for commitments and contingencies;
   - reviewing adjustments raised by the external auditors, whether or not included in the financial statements;
   - reviewing unresolved differences between management and the external auditors; and
   - obtain explanations of significant variances with comparative reporting periods.

4. Review the financial statements, prospectuses, MD&A, annual information forms ("AIF") and all public disclosure containing audited or unaudited financial information (including, without limitation, annual and interim press releases and any other press releases disclosing earnings or financial results) before release and prior to Board approval. The Committee must be satisfied that adequate procedures are in place for the review of Fairquest's disclosure of all other financial information and will periodically assess the accuracy of those procedures.

5. With respect to the appointment of external auditors by the Board:

   - recommend to the Board the external auditors to be nominated;
   - recommend to the Board the terms of engagement of the external auditor, including the compensation of the auditors and a confirmation that the external auditors will report directly to the Committee;
   - on an annual basis, review and discuss with the external auditors all significant relationships such auditors have with the Corporation to determine the auditors' independence;
   - when there is to be a change in auditors, review the issues related to the change and the information to be included in the required notice to securities regulators of such change; and
   - review and pre-approve any non-audit services to be provided to Fairquest or its subsidiaries by the external auditors and consider the impact on the independence of such auditors. The Committee may delegate to one or more independent members the authority to pre–approve non–audit services, provided that the member(s) report to the Committee at the next scheduled meeting such pre–approval and the member(s) comply with such other procedures as may be established by the Committee from time to time.

6. Review with external auditors (and internal auditor if one is appointed by Fairquest) their assessment of the internal controls of Fairquest, their written reports containing recommendations for improvement, and management's response and follow-up to any identified weaknesses. The Committee will also review annually with the external auditors their plan for their audit and, upon completion of the audit, their reports upon the financial statements of Fairquest and its subsidiaries.

7. Review risk management policies and procedures of Fairquest (i.e. hedging, litigation and insurance).

8. Establish a procedure for:

   - the receipt, retention and treatment of complaints received by Fairquest regarding accounting, internal accounting controls or auditing matters; and

   - the confidential, anonymous submission by employees of Fairquest of concerns regarding questionable accounting or auditing matters.

9. Review and approve Fairquest's hiring policies regarding partners and employees and former partners and employees of the present and former external auditors of Fairquest.

The Committee has authority to communicate directly with the internal auditors (if any) and the external auditors of the Corporation. The Committee will also have the authority to investigate any financial activity of Fairquest. All employees of Fairquest are to cooperate as requested by the Committee.

The Committee may also retain persons having special expertise and/or obtain independent professional advise to assist in filling their responsibilities at such compensation as established by the Committee and at the expense of Fairquest without any further approval of the Board.

Meetings and Administrative Matters

1. At all meetings of the Committee every resolution shall be decided by a majority of the votes cast. In case of an equality of votes, the Chairman of the meeting shall be entitled to a second or casting vote.

2. The Chair will preside at all meetings of the Committee, unless the Chair is not present, in which case the members of the Committee that are present will designate from among such members the Chair for purposes of the meeting.

3. A quorum for meetings of the Committee will be a majority of its members, and the rules for calling, holding, conducting and adjourning meetings of the Committee will be the same as those governing the Board unless otherwise determined by the Committee or the Board.

4. Meetings of the Committee should be scheduled to take place at least four times per year. Minutes of all meetings of the Committee will be taken. The Chief Financial Officer will attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Chairman.

5. The Committee will meet with the external auditor at least once per year (in connection with the preparation of the year-end financial statements) and at such other times as the external auditor and the Committee consider appropriate.

6. Agendas, approved by the Chair, will be circulated to Committee members along with background information on a timely basis prior to the Committee meetings.

7. The Committee may invite such officers, directors and employees of the Corporation as it sees fit from time to time to attend at meetings of the Committee and assist in the discussion and consideration of the matters being considered by the Committee.

8. Minutes of the Committee will be recorded and maintained and circulated to directors who are not members of the Committee or otherwise made available at a subsequent meeting of the Board.

9. The Committee may retain persons having special expertise and may obtain independent professional advice to assist in fulfilling its responsibilities at the expense of the Corporation.

10. Any members of the Committee may be removed or replaced at any time by the Board and will cease to be a member of the Committee as soon as such member ceases to be a director. The Board may fill vacancies on the Committee by appointment from among its members. If and whenever a vacancy exists on the Committee, the remaining members may exercise all its powers so long as a quorum remains. Subject to the foregoing, following appointment as a member of the Committee, each member will hold such office until the Committee is reconstituted.

11. Any issues arising from these meetings that bear on the relationship between the Board and management should be communicated to the Chairman of the Board by the Committee Chair.

Schedule A

Document No. 21

Form 52-109F1 - Certification of Annual Filings – CEO dated March 24, 2006

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Richard A. Walls, Chief Executive Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

Richard A. Walls
Chief Executive Officer

Schedule A

Document No. 22

Form 52-109F1 - Certification of Annual Filings – CFO dated March 24, 2006


RECEIVED
2006 JUN 13 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Robert A. Maitland, Chief Financial Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited (the issuer) for the period ending December 31, 2005;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

   (b) evaluated the effectiveness of the issuer's disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: March 24, 2006

Robert A. Maitland
Chief Financial Officer

Schedule A

Document No. 23

MD&A – Annual Report 2005



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review 2005 activities and results and should be read in conjunction with the audited consolidated financial statements including notes for the seven months ended December 31, 2005. Additional information relating to Fairquest, including Fairquest's annual information form, will be available when filed on SEDAR at www.sedar.com.

Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), and Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates , drilling inventory and wells to be drilled, timing of drilling and tie in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results could differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

NON-GAAP TERMS: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

2005 HIGHLIGHTS

- During its first seven months of operations Fairquest drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's current operations are largely concentrated in West Central Alberta at West Pembina/Brazeau, Columbia/Harlech and the Deep Basin (Marsh, Pedley & Lambert), which combined represents 85 percent of the capital program.
- Fairquest's capital program for the period totaled $100.0 million which includes the initial acquisition of properties of $41.0 million.
- Proven and probable reserves total 4.96 MBOE at December 31, 2005 with a reserve life index of 12.9 years.
- The Company added proved and probable (P&P) reserves at a finding, development and acquisition cost of $19.28 per BOE without future capital and $24.17 per BOE including future capital. Included in the finding, development and acquisition costs is the initial acquisition cost of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company. Capital expenditures for exploration and development drilling, land and seismic totaled $59 million for the seven month period resulting in the addition of 2.5 million BOE of reserves. For clarification, this figure includes $26 million of exploration oriented capital on properties that were not fully tested by December 31 or properties in the Deep Basin that are still in a preliminary exploration stage and remote to existing production facilities. Although no reserves were assigned to this $26 million of capital at December 31, the Company expects that these properties will be assigned reserves in the future.
- An independent evaluation, based on land sales, of the Company's undeveloped lands (43,400 net acres) in the Deep Basin area has been prepared by Seaton-Jordan & Associates Limited as at December 31, 2005 indicating these lands have a fair value of $47.6 million. In addition to the Deep Basin lands, the Company holds undeveloped lands totaling 24,200 net acres in all of Columbia/Harlech, Westerose/Pigeon Lake and the Peace River Arch areas and rights to farm-in on 64,560 acres in these same areas.
- Oil and natural gas production averaged 1,050 BOE per day for the seven months ended December 31, 2005.
- Funds generated from operations for the seven months ended December 31, 2005 were $7.6 million ($0.29 per share).

SELECTED ANNUAL INFORMATION/BACKGROUND

Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 acquiring certain petroleum and natural gas properties. In the seven months ended December 31, 2005, Fairquest drilled 32 wells as part of an extensive exploration and development program totaling $59 million.

Financial *($ thousands, except per share amounts)*	2005
For the seven months ended December 31	
Petroleum and natural gas sales, before royalties	14,068
Funds generated from operations	7,597
Per share - basic	$ 0.29
Per share - diluted	$ 0.25
Net income	1,097
Per share - basic	$ 0.04
Per share - diluted	$ 0.04
Capital expenditures	59,025
Acquisitions, net of dispositions	40,955
Total capital expenditures including acquisitions	99,980
As at December 31, 2005	
Net debt including working capital deficit	(4,646)
Total assets	133,021

Operations *(Units as noted)*	
Average production	
Crude oil *(bbls per day)*	35
Natural gas liquids *(bbls per day)*	92
Natural gas *(Mcf per day)*	5,542
Total *(BOE per day)*	1,050
Average sales price	
Crude oil *($ per bbl)*	75.16
Natural gas liquids *($ per bbl)*	62.33
Natural gas *($ per Mcf)*	10.36
Total *($ per BOE)*	62.61
Netback per BOE *($ per BOE)*	
Petroleum and natural gas sales	62.61
Royalties	(14.87)
Transportation	(1.53)
Operating expenses	(7.82)
Operating netback	38.39
Wells drilled *(gross)*	32
(net)	12.8

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

		Q4 2005		Q3 2005		Q2 2005 (JUNE 1 TO 30)
Operations						
Average production						
Crude oil *(bbls/day)*		80		–		–
Natural gas liquids *(bbls/day)*		64		112		115
Natural gas *(Mcf/day)*		5,430		5,664		5,514
Total *(BOE/day)*		1,049		1,056		1,034
Financial *($ thousands, except per share amounts)*						
Petroleum and natural gas sales, before royalties		7,009		5,599		1,460
Funds generated from operations		3,865		2,993		739
Per share – basic	$	0.14	$	0.12	$	0.03
Per share – diluted	$	0.12	$	0.10	$	0.03
Net income		511		467		119
Per share – basic	$	0.01	$	0.02	$	0.01
Per share – diluted	$	0.01	$	0.02	$	0.01
Total assets		133,021		81,848		71,041

FOURTH QUARTER 2005 RESULTS

Fairquest focused on exploration, development and operating activities in the fourth quarter of 2005. During the fourth quarter the Company spent $38.0 million on exploration and development projects which included drilling 18 (7.6 net) wells. The capital program was financed through a combination of funds generated from operations, drawings on credit facilities and proceeds from equity issues.

Operationally during the fourth quarter the Company has brought on new production from five gas wells and one oil well. Production averaged 1,050 BOE per day comprised of 5,542 Mcf per day of natural gas and 127 bbls per day of oil and natural gas liquids in the fourth quarter.

Fairquest recorded gains in total revenue of $1.4 million, funds generated from operations of $0.9 million and net income of $44,000 in the fourth quarter of 2005 as compared to the immediately preceding third quarter.

In October 2005, the Company completed an equity financing including one million common shares issued at $10.00 per share and one million flow-through shares issued at $13.00 per share for gross proceeds of $23 million. As a result of the flow-through component of the October 2005 financing, the Company has a commitment to spend $13 million on qualifying Canadian exploration expenditures prior to December 31, 2006; all of which have been renounced to subscribers effective December 31, 2005. All of the qualifying expenditures were incurred prior to December 31, 2005 and no commitment exists in 2006.

2005 FINANCIAL RESULTS

Production and Prices

($ thousands, except per unit amounts)	2005
Production	
Natural gas *(Mcf per day)*	5,542
Oil and NGLs *(bbls per day)*	127
Total *(BOE per day)*	1,050
Prices	
Natural gas *($ per Mcf)*	10.36
Oil and NGLs *($ per bbl)*	65.84
Total *($ per BOE)*	62.61

Production

Fairquest's average 2005 production was 1,050 BOE per day. A focused drilling program strengthened the Company's position as a natural gas producer with natural gas representing 88% of the Company's 2005 production.

Natural gas production averaged 5,542 Mcf per day in 2005. Successful exploration and development drilling on the Company's Columbia/Harlech and Westerose areas has resulted in increasing natural gas production in 2006. Natural gas production in 2006 is expected to increase further with a full year of production from all areas added in 2005 as well as new 2006 drilling programs primarily at Columbia/Harlech and Wild River.

Crude oil and NGL production for 2005 averaged 127 bbls per day. The production is primarily attributable to production in the West Pembina and Columbia/Harlech areas. To date in 2006, 170 bbls per day have been added to oil and NGL's mostly due to drilling in the Columbia/Harlech area. With the Company's increased emphasis on natural gas, crude oil production is expected to remain flat but concurrent with natural gas, the Company expects to further increase NGL production in 2006 with full year production from properties added in 2005 and new 2006 drilling prospects.

Petroleum and Natural Gas Revenue

($ thousands)	2005
Revenue	
Natural gas	12,289
Oil and NGLs	1,779
Other income	408
Total	14,476
Revenue per BOE	64.42

Fairquest recorded total revenue of $14.5 million in the seven months ended December 31, 2005.

Royalties

($thousand)	2005
Royalties	
Crown	3,038
Freehold and overriding	303
Total	3,341
Royalty Rates	
Crown	21.6%
Freehold and overriding	2.2%
Total	23.8%
Royalties per BOE	14.87

The Company recorded $3.3 million in royalties in 2005, representing a royalty rate of 23.8%. The rate is higher than in the third quarter due to compensatory royalties paid on offset land which will be connected to production early in 2006.

Based on the Company's current production profile, the combined effective royalty rate for 2005 is expected to range between 23% and 25%.

Transportation Costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with the usage of the TransCanada natural gas pipeline. Fairquest has a contract directly with its marketing company for transportation costs. Consistent with the fourth quarter cost of $1.74 per BOE, the Company expects transportation costs to be between $1.20 and $1.80 per BOE for 2006.

Operating Expenses

Fairquest recorded operating costs of $1.8 million or $7.82 per BOE for the seven months ended December 31, 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating cost of approximately $8.00 for 2006.

Operating Netbacks

	CRUDE OIL	NGL	NATURAL GAS	BOE
($/BOE)	*($/bbl)*	*($/bbl)*	*($/mcf)*	*($/boe)*
Revenue	75.16	62.33	10.36	62.61
Royalties	(2.16)	(18.27)	(2.50)	(14.87)
Transportation	(0.02)	–	(0.29)	(1.53)
Operating costs	(7.82)	(7.82)	(1.30)	(7.82)
Operating netback	65.16	36.24	6.27	38.39

Strong commodity prices resulted in an operating netback of $38.39 per BOE in 2005.

General and Administrative Expenses

Fairquest recorded $1.8 million ($8.21 per BOE) for general and administrative expenses during the year ended December 31, 2005. General and administrative expenses included $0.9 million payable to Fairborne under the Technical Services Agreement and $0.5 million of non-cash compensation expense for the stock options and performance shares issued by Fairquest during the seven months ended December 31, 2005. The absolute amount of general and administrative costs are expected to increase but on a per unit basis these costs are anticipated to decrease in the future as additional production is placed on-stream.

Depletion, Depreciation and Accretion

Depletion depreciation and accretion expense for the seven months ended December 31, 2005 was $4.9 million or $21.87 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the seven months.

At December 31, 2005 the Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $2.6 million, the present value of which is $0.9 million. Accretion of asset retirement obligations in the seven months of 2005 was $40,000 ($0.18 per BOE).



Taxes

Fairquest recorded a future tax expense of $1.1 million in the seven months ended December 31, 2005, for an effective tax rate equal to 48%. This effective rate is higher than the expected rate of 38% primarily as a result of non-deductible crown charges exceeding the federal resource allowance and non deductible stock based compensation expenses. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset resulted from future tax deductions based on fair market values which were in excess of the carrying values used to record the acquisition in Fairquest's accounting records. Based on expected capital expenditures and net income, the Company does not anticipate paying cash income taxes other than capital taxes in 2006.

Funds Generated from Operations and Net Income

($ thousands, except per share amounts)		2005
Funds generated from operations		7,597
Per share - basic	$	0.29
Per share - diluted	$	0.25
Net income		1,097
Per share - basic	$	0.04
Per share - diluted	$	0.04

Strong commodity prices and increasing production levels resulted in funds generated from operations of $7.6 million ($0.29 per share) in 2005.

Unit Analysis

Year ended December 31, ($ thousands, except per unit amounts)	2005	$/BOE
Production revenue	14,068	62.61
Royalties	3,341	14.87
Transportation	345	1.53
Operating expenses	1,758	7.82
General & administrative *	1,360	6.05
Interest	(408)	(1.82)
Capital taxes	75	0.33
Funds generated from operations	7,597	33.83
Compensation expense	485	2.16
Depletion, depreciation and accretion	4,914	21.87
Future income taxes	1,101	4.90
Net Income	1,097	4.90

* *net of compensation expense (non-cash)*



LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairquest's exploration and development program for 2005 totaled $59.0 million and focused primarily on drilling activities.

($ thousands)	2005
Exploration and development	
Land and lease acquisitions	3,971
Geological and geophysical	2,436
Drilling, completions and workovers	48,329
Well equipment and facilities	4,289
	59,025
Property acquisitions	40,955
Total	99,980

Fairquest undertook an active drilling program during the seven months drilling 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's most active area of operations have been at Columbia/Harlech and the Deep Basin, both located in West Central Alberta, which represented 85 percent of the capital program. Both of these areas will continue to warrant capital through the next year of operations.

The Company's capital program for 2006 has been budgeted at $80 million and includes the drilling of 58 (23.0 net) wells. This capital program will be financed through a combination of funds generated from operations, proceeds from the recent equity issue and available bank indebtedness.

Fairquest is an exploration company in its first year of operations and reserve additions do not take into account $26 million of exploration orientated capital expenditures that were either too remote to be connected to production in areas that are the in preliminary stage of exploration or not tested at December 31, 2005.

Working Capital Deficit

Fairborne has a working capital deficit of $4.6 million at December 31, 2005. The increase from the third quarter is consistent with the substantial increase in spending on exploration and development projects in the fourth quarter.

Bank Indebtedness

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. These facilities are scheduled for review by the lenders early in 2006. The Company anticipates the lending limit will increase with the increased reserves and production levels.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and 1,000,000 performance shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective on or before December 31, 2005.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

(thousands)	MARCH 8, 2006	DECEMBER 31, 2005
Common shares	28,016	28,041
Warrants	4,708	4,733
Performance shares	982	997
Stock options	1,216	1,209
Weighted average common shares		
Basic	n/a	26,170
Diluted	n/a	29,899

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is required to reimburse Fairborne for costs incurred by Fairborne to manage Fairquest's activities on a cost recovery basis. For the period ended June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed.

Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreements with Fairborne. To date, 14 of the wells have been drilled.

Fairquest has a commitment to spend $13.0 million on qualifying Canadian exploration expenditures prior to December 31, 2006 pursuant to flow-through share issues in October 2005. This commitment was fully spent as at December 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the

Company is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

OFF-BALANCE-SHEET ARRANGEMENTS

Fairquest has no off-balance-sheet arrangements.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production method based on estimated proved reserves.



The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period in which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

Schedule A

Document No. 24

Audited Annual Financial Statements dated March 8, 2006




RECEIVED
2006 JUN 13 A 9:26
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MANAGEMENT'S REPORT

To the Shareholders of Fairquest Energy Limited

The accompanying financial statements of Fairquest Energy Limited and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the financial statements with management and the auditors and has reported to the Board of Directors which have approved the financial statements.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.

(Signed)
RICHARD A. WALLS
President and Chief Executive Officer

(Signed)
ROBERT A. MAITLAND, CA
Vice-President, Finance
and Chief Financial Officer

Calgary, Canada
March 8, 2006

AUDITORS' REPORT

To the Shareholders of Fairquest Energy Limited

We have audited the balance sheet of Fairquest Energy Limited as at December 31, 2005 and the statements of operations and retained earnings and cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed)

KPMG LLP

Chartered Accountants

Calgary, Canada
March 8, 2006

BALANCE SHEET

December 31, 2005

($thousands)

Assets	
Current assets	
Cash and cash equivalents	$ 16
Short term investments	26,341
Accounts receivable	8,953
	35,310
Capital assets *(Note 3)*	95,951
Future income taxes *(Note 6)*	1,760
	$ 133,021
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 39,956
Asset retirement obligation *(Note 5)*	885
Shareholders' equity	
Capital stock and warrants *(Note 7)*	90,598
Contributed surplus *(Note 7)*	485
Retained earnings	1,097
	92,180
	$ 133,021

See accompanying notes to the financial statements

Approved on behalf of the Board:

(Signed)
DAVID M. FITZPATRICK
Director

(Signed)
GARY F. AITKEN
Director

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the period from commencement of operations on June 1 to December 31, 2005

($thousands)	
Revenue	
Petroleum and natural gas	$ 14,068
Royalties	(3,341)
Transportation	(345)
Interest	408
	10,790
Expenses	
Operating	1,758
General and administrative	1,845
Depletion, depreciation and accretion	4,914
	8,517
Income before taxes	2,273
Taxes *(Note 6)*	
Future	1,101
Capital	75
	1,176
Net income	1,097
Retained earnings, beginning of period	-
Retained earnings, end of period	$ 1,097
Net income per share *(Note 7)*	
Basic	$ 0.04
Diluted	$ 0.04

See accompanying notes to the financial statements.

STATEMENT OF CASH FLOWS

For the period from commencement of operations on June 1 to December 31, 2005

($thousands)

Cash provided by (used in):	
Operating activities	
Net income	$ 1,097
Items not involving cash	
Depletion, depreciation and accretion	4,914
Stock based compensation expense	485
Future income taxes	1,101
	7,597
Change in non-cash working capital	3,889
	11,486
Financing activities	
Issuance of common shares, warrants and performance shares, net of costs	56,782
Investing activities	
Capital expenditures	(59,025)
Acquisition *(Note 2)*	(10,000)
Short term investments	(26,341)
Change in non-cash working capital	27,114
	(68,252)
Change in cash and cash equivalents	16
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$ 16

See accompanying notes to the financial statements



NOTES TO THE FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to December 31, 2005

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued options and performance shares to the employees of Fairborne as service providers to Fairquest.

As at December 31, 2005, accounts payable included $12.4 million due to Fairborne, which includes joint venture amounts including capital expenditures.



1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.



c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

All of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-based compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

h) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

i) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i) Per share information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

k) Short term investments

Short term investments are carried at the lower of cost and market value.



2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties and undeveloped lands. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

($thousands)	
Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Cash paid	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

($thousands)	DECEMBER 31, 2005
Petroleum and natural gas properties and equipment	$ 100,825
Accumulated depletion and depreciation	(4,874)
	$ 95,951

Fairquest performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairquest. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairquest's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

Year	WTI OIL	FOREIGN EXCHANGE	EDMONTON LIGHT CRUDE OIL	AECO NATURAL GAS
	($U.S./bbl)	Rate	($Cdn/bbl)	($Cdn/mmbtu)
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011	45.00	0.85	52.25	6.90
2012	45.00	0.85	52.25	6.90
2013	46.00	0.85	53.25	7.05
2014	46.75	0.85	54.25	7.20

Escalate thereafter 2.0% per year

As at December 31, 2005, costs of acquiring unproved properties in the amount of $12.6 million were excluded from the depletion calculation. In addition, costs of $8.9 million were excluded related to wells that were not yet completed or evaluated at December 31, 2005. Included in Fairquest's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $2.6 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

($thousands)		PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Transfer of assets through Plan of Arrangement (Note 2)	$	757
Liabilities incurred		88
Accretion expense		40
BALANCE, DECEMBER 31, 2005	$	885

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

($thousands)		PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Earnings before taxes	$	2,273
Combined federal and provincial tax rate		37.6%
Computed "expected" income tax expense		855
Increase (decrease) in income taxes resulting from:		
Non-deductible crown charges		711
Non-deductible stock based compensation		182
Resource allowance		(608)
Other		(39)
Future income taxes		1,101
Capital taxes		75
Total taxes	$	1,176

The components of the future income tax asset at December 31, 2005 is as follows:

($thousands)		
Petroleum and natural gas properties and equipment	$	491
Asset retirement obligations		298
Share issue costs		971
Future income tax asset	$	1,760

7. CAPITAL STOCK

a) Authorized

(i) Unlimited number of common shares;

(ii) Unlimited number of first preferred shares, issuable in series; and

(iii) 1,000,000 Performance Shares.

b) Issued and outstanding

COMMON SHARES	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005	
	Number of Shares	*Amount*
Issued on incorporation	1	$ –
Issued pursuant to private placement	4,740,000	8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830	32,845
Issued for cash on private placement	5,000,000	36,600
Issued for cash on flow-through basis	1,000,000	13,000
Share issue costs	–	(2,813)
Cancelled	(7,500)	(14)
Future tax benefit of issue costs	–	971
BALANCE, DECEMBER 31, 2005	**28,041,331**	**$ 89,517**
WARRANTS		
Issued pursuant to private placement	4,740,000	$ 1,073
Cancelled	(7,500)	(2)
BALANCE, DECEMBER 31, 2005	**4,732,500**	**$ 1,071**
PERFORMANCE SHARES		
Issued pursuant to private placement	1,000,000	$ 10
Cancelled	(3,500)	(0)
BALANCE, DECEMBER 31, 2005	**996,500**	**$ 10**

Common shares issued during 2005 included 14,600 flow-through shares issued to directors and officers of the Company.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement to officers, directors, employees and special consultants ("Fairquest service providers") of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit is comprised of one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases and the remaining unreleased shares held by the former service holder will be repurchased at their original cost.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The performance shares were issued for cash and recorded at $0.01 per share. The performance shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The performance shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the performance shares become convertible, Fairquest may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. The weighted average fair value of the performance shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be granted to subscribers effective on or before December 31, 2005. As at December 31, 2005 all of the flow through commitments had been fully spent.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

(thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1, TO DECEMBER 31, 2005
Basic	26,170
Warrants	2,977
Performance shares	752
Diluted	29,899

The reconciling item between the basic and diluted average common shares are warrants and performance shares. The stock options are not dilutive to per share amounts as they are considered to be out of the money as a result of unamortized stock based compensation.

d) Stock options

There are 1,209,400 stock options outstanding at December 31, 2005 with an average exercise price of $7.32 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13 and December 12, 2010.

The following table sets forth a reconciliation of the stock option plan activity for the seven months ended December 31, 2005:

2005	NUMBER OF OPTIONS (thousands)	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, beginning of year	–	–
Granted	1,210	$ 7.32
Cancelled	(1)	$ 7.18
Outstanding, end of year	1,209	$ 7.32

The following table summarizes stock options outstanding under the plan at December 31, 2005:

EXERCISE PRICE	OPTIONS OUTSTANDING (thousands)	REMAINING TERM (YEARS)	OPTIONS EXERCISEABLE
$ 7.04 - $ 7.72	1,102	4.46	–
$ 8.25 - $ 8.58	93	4.68	–
$ 9.23 - $10.40	14	4.86	–
	1,209	4.48	–

e) Contributed surplus

($thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Balance, beginning of period	-
Stock based compensation expense	
Stock options	392
Performance shares	93
BALANCE, DECEMBER 31, 2005	485

The weighted average fair value of stock options granted during the period from June 1 to December 31, 2005 was $1.99 per option and the weighted average fair value of performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.



8. FINANCIAL INSTRUMENTS

a) Credit risk

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

9. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at December 31, 2005, 10 wells have been drilled.

Schedule A

Document No. 25

Form 13-502F1 – Annual Participation Fee for Reporting Issuers

FEE RULE

FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **Fairquest Energy Limited**

Financial Year Ending, used in calculating the participation fee: **December 31, 2005**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Market value of equity securities:
Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year — 28041331
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X 8.62
Market value of class or series = 241,716,273

______ (A)

(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)

______ (A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): ______ (B)
[Provide details of how determination was made.]

(Repeat for each class or series of corporate debt or preferred shares) ______ (B)

Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) = 241,716,273

Total fee payable in accordance with Appendix A of the Rule $15,000.00

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ______

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12

Late Fee, if applicable ______
(please include the calculation pursuant to section 2.9 of the Rule)

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified

as debt or equity for financial reporting purposes) ______
Long term debt (including the current portion) ______

Capital leases (including the current portion) ______

Minority or non-controlling interest ______

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ______

Any other item forming part of shareholders' equity and not set out specifically above ______

Total Capitalization ______

Total Fee payable pursuant to Appendix A of the Rule ______

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) ______

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:
If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):
Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year ______

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X ______

Percentage of the class registered in the name of an Ontario person X ______

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = ______

Capitalization (add market value of all classes and series of securities) ______

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ______

Contributed surplus ______

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ______

Long term debt (including the current portion) ______

Capital leases (including the current portion) ________

Minority or non-controlling interest ________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ________

Any other item forming part of shareholders' equity and not set out specifically above ________

Percentage of the outstanding equity securities registered in the name of, an Ontario person X

____

Capitalization ________

Total Fee payable pursuant to Appendix A of the Rule ________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)

Total Fee Payable x Number of entire months remaining in the issuer's financial year / 12 ________

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ________

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manager does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which the highest volume of the class or series of securities were traded in the relevant financial year.

Schedule A

Document No. 26

News Release dated March 8, 2006


FAIRQUEST
ENERGY LIMITED
NEWS RE

FOR IMMEDIATE RELEASE – MARCH 8, 2006

FAIRQUEST ENERGY LIMITED ANNOUNCES FINANCIAL, RESERVE AND OPERATING RESULTS FOR THE SEVEN MONTHS ENDED DECEMBER 31, 2005

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations for the seven month period from commencement of operations on June 1, 2005 to December 31, 2005 including its oil and natural gas reserves as a result of its capital program in 2005.

HIGHLIGHTS

Financial *($ thousands, except per share amounts)*		2005
For the seven months ended December 31		
Petroleum and natural gas sales, before royalties		14,068
Funds generated from operations		7,597
Per share - basic	$	0.29
Per share - diluted	$	0.25
Net income		1,097
Per share - basic	$	0.04
Per share - diluted	$	0.04
Capital expenditures		59,025
Acquisitions, net of dispositions		40,955
Total capital expenditures including acquisitions		99,980
As at December 31		
Net debt including working capital deficit		(4,646)
Shareholders' equity		92,180
Common shares outstanding *(000)*		28,041

Operations *(Units as noted)*	
Average production	
Crude oil *(bbls per day)*	35
Natural gas liquids *(bbls per day)*	92
Natural gas *(Mcf per day)*	5,542
Total *(BOE per day)*	1,050
Gross proved and probable oil and gas reserves	
Crude oil *(Mbbl)*	244
Natural gas liquids *(Mbbl)*	581
Natural gas *(Bcf)*	24.8
Total *(MBOE)*	4,962
Average sales price	
Crude oil *($ per bbl)*	75.16
Natural gas liquids *($ per bbl)*	62.33
Natural gas *($ per Mcf)*	10.36
Total *($ per BOE)*	62.61
Netback per BOE *($ per BOE)*	
Petroleum and natural gas sales	62.61
Royalties	(14.87)
Transportation	(1.53)
Operating expenses	(7.82)
Operating netback	38.39
Wells drilled *(gross)*	32
(net)	12.8



2005 HIGHLIGHTS

- During its first seven months of operations Fairquest drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's current operations are largely concentrated in West Central Alberta at West Pembina/Brazeau, Columbia/Harlech and the Deep Basin (Marsh, Pedley & Lambert), which combined represents 85 percent of the capital program.
- Fairquest's capital program for the period totaled $100.0 million which includes the initial acquisition of properties of $41.0 million.
- Proven and probable reserves total 4.96 MMBOE at December 31, 2005 with a reserve life index of 12.9 years.
- The Company added proved and probable (P&P) reserves at a finding, development and acquisition cost of $19.28 per BOE without future capital and $24.17 per BOE including future capital. Included in the finding, development and acquisition costs is the initial acquisition cost of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company. Capital expenditures for exploration and development drilling, land and seismic totaled $59 million for the seven month period resulting in the addition of 2.5 million BOE of reserves. For clarification, this figure includes $26 million of exploration oriented capital on properties that were not fully tested by December 31 or properties in the Deep Basin that are still in a preliminary exploration stage and remote to existing production facilities. Although no reserves were assigned to this $26 million of capital at December 31, the Company expects that these properties will be assigned reserves in the future.
- An independent evaluation, based on land sales, of the Company's undeveloped lands (43,400 net acres) in the Deep Basin area has been prepared by Seaton-Jordan & Associates Limited as at December 31, 2005 indicating these lands have a fair value of $47.6 million. In addition to the Deep Basin lands, the Company holds undeveloped lands totaling 24,200 net acres in all of Columbia/ Harlech, Westerose/Pigeon Lake and the Peace River Arch areas and rights to farm-in on 64,560 acres in these same areas.
- Oil and natural gas production averaged 1,050 BOE per day for the seven months ended December 31, 2005.
- Funds generated from operations for the seven months ended December 31, 2005 were $7.6 million ($0.29 per share).

2006 UPDATE

- In 2006, Fairquest has continued its capital program with a total of 9 (3.4 net) wells drilled to date, and 4 (1.7 net) wells currently drilling.



- The Company currently has approximately 500-600 BOE per day behind pipe awaiting tie in to production facilities over the next 30 to 60 days, and 11 additional wells (3.8 net) awaiting completion and testing.
- In the West Pembina/Harlech and Westerose areas for the remainder of the first quarter of 2006 and prior to spring break-up, the Company plans to drill an additional 6 (2.7 net) wells.
- In the Wild River area, the Company is pursuing Nisku sour gas reef reservoirs at a depth of 3,800 meters. In early January one well reached total depth and has been cased over the Nisku. A second test has been abandoned in the Nisku but will be completed in a shallower zone and a third Nisku test will spud in April.
- In the Deep Basin, the Company recently spudded a deep (4,700 meter) Devonian test which will drill over break-up and plans at least one additional deep well this summer. In addition, two wells are currently being completed or tested.
- In total, the Company plans to drill three wells in West Central Alberta through spring break-up.
- In the Westerose/Pigeon Lake and Peace River Arch areas, Fairquest continues to drill and evaluate wells pursuant to its area farm-in arrangement with Fairborne Energy Trust.
- Two 3-D seismic programs that were commenced in 2005 have recently been completed.
- The Company plans to keep four to five drilling rigs and five to six service rigs active on its large land base after spring break up.

RESERVES

The Company's independent engineering evaluation, effective December 31, 2005, was prepared by the engineering firm of GLJ Petroleum Consultants Limited ("GLJ") in accordance with the definitions set out under National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities ("NI 51-101"). The reserve highlights are:

- Gross proven reserves at December 31, 2005 were 3.23 million BOE and gross proven plus probable reserves at December 31, 2005 were 4.96 million BOE.
- Proven plus probable finding, development and acquisition costs were $19.28 per BOE without future development costs ($28.93 per BOE on a proven basis). Including future development costs, finding, development and acquisitions costs were $24.17 per BOE and $33.33 per BOE on a proven basis. These finding, development and acquisition costs utilized the initial acquisition cost of properties of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company.
- Fairquest is an exploration company and these reserve additions do not take into account $26 million of exploration orientated capital expenditures on wells not tested at December 31, 2005 or properties that are too remote to be connected to production facilities in areas that are in the preliminary stage of exploration.

FORECAST PRICES AND COSTS

Summary of Oil and Gas Reserves – *Gross[1] and Net[2] Reserves*

	LIGHT AND MEDIUM CRUDE OIL		NATURAL GAS LIQUIDS		NATURAL GAS		2005 BOE	
	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (Bcf)	Net (Bcf)	Gross (MBOE)	Net (MBOE)
Proved reserves	68	60	172	124	8.5	7.0	1,648	1,350
Developed producing								
Developed non-producing	12	10	89	63	3.4	2.7	673	520
Undeveloped	83	66	124	87	4.2	3.3	910	700
Total proved	163	135	385	274	16.1	13.0	3,231	2,570
Probable	82	71	196	136	8.7	6.8	1,731	1,354
Total proved plus probable	244	207	581	410	24.8	19.8	4,962	3,923

Note: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.

(2) "Net" reserves means the total working interest (operating and non-operating) share after deduction of royalty obligations plus Fairquest's royalty interests in reserves.

Net Present Value of Reserves, before income taxes

December 31, 2005[1], [2], [3] ($thousands)	Undiscounted	Discounted at: 5%	10%	15%	20%
Proved reserves					
Developed producing	50,589	44,025	39,343	35,825	33,066
Developed non-producing	17,962	13,754	11,242	9,563	8,350
Undeveloped	16,225	12,335	9,570	7,524	5,964
Total proved	84,776	70,114	60,155	52.912	47,380
Probable	36,754	24,598	17,897	13,679	10,794
Total proved plus probable	121,530	94,712	78,052	66,590	58,174

Note: May not add due to rounding

(1) Utilizing GLJ January 1, 2006 price forecast

(2) As required by NI 51-101, undiscounted well abandonment costs of $0.8 million for total proved reserves and $1.1 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.



PRICING ASSUMPTIONS

The January 1, 2006 pricing forecasts presented below have been prepared by GLJ. These prices have been utilized in determining the reserves and cash flow forecasts above.

Year	WTI OIL *($U.S./bbl)*	FOREIGN EXCHANGE *(rate)*	EDMONTON LIGHT *($Cdn/bbl)*	NATURAL GAS AECO *($Cdn/MMbtu)*
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011	45.00	0.85	52.25	6.90
2012	45.00	0.85	52.25	6.90
2013	46.00	0.85	53.25	7.05
2014	46.75	0.85	54.25	7.20
2015	47.75	0.85	55.50	7.40
2016	48.75	0.85	56.50	7.55

Escalate thereafter 2.0% per year

CONSTANT PRICES AND COSTS

December 31, 2005[(1), (2), (3)] ($thousands)	Undiscounted	Discounted at: 5%	10%	15%	20%
Proved reserves					
Developed producing	63,314	52,758	45,730	40,673	36,837
Developed non-producing	23,479	17,549	14,012	11,666	9,992
Undeveloped	24,458	18,480	14,320	11,301	9,036
Total proved	111,251	88,787	74,062	63,640	55,865
Probable	55,562	37,160	26,902	20,463	16,096
Total proved plus probable	166,813	125,947	100,964	84,103	71,961

Note : May not add due to rounding

(1) Price assumptions: CDN$68.27/bbl Crude oil Edmonton light and CDN$ 9.71/MMbtu AECO "C".

(2) As required by NI 51-101, undiscounted well abandonment costs of $0.6 million for total proved reserves and $0.8 million for total proved plus probable reserves are included in the Net Present Value determination

(3) Prior to provision of income taxes, interest, debt service charges and general and administrative expenses. It should not be assumed that the undiscounted and discounted future net revenues estimated by GLJ represent the fair market value of the reserves.

RESERVE RECONCILIATION

Reconciliation of Company Gross Reserves – [1], [2], [3] by Principal Product Type

Forecast Prices and Costs

	CRUDE OIL & NGLS (Mbbls)		NATURAL GAS (Bcf)		TOTAL (MBOE)	
	Proved	Total Proved plus Probable	Proved	Total Proved plus Probable	Proved	Total Proved plus Probable
Opening, June 1, 2005 [2]	0	0	0	0	0	0
Extensions	325	487	5.4	8.7	1,225	1,943
Improved recovery	–	–	–	–	–	–
Technical revisions	–	–	–	–	–	–
Discoveries	77	92	1.6	2.6	343	525
Acquisition [3]	171	271	10.3	14.7	1,888	2,719
Disposition	–	–	–	–	–	–
Economic factors	–	–	–	–	–	–
Production	(25)	(25)	(1.2)	(1.2)	(225)	(225)
CLOSING, DECEMBER 31, 2005	548	825	16.1	24.8	3,231	4,962

Note: May not add due to rounding.

(1) "Gross" reserves means the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.

(2) The Company began commercial operations on June 1, 2005.

(3) Initial acquisition of properties by Fairquest from Fairborne Energy Ltd.

Finding and Development Costs (F&D)

and Finding, Development and Net Acquisition Costs (FD&A)

NI 51-101 specifies how finding and development ("F&D") costs should be calculated if they are reported. Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions. The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs. By excluding the effects of acquisitions and dispositions Fairquest believes that the provisions of NI 51-101 do not fully reflect Fairquest's ongoing reserve replacement costs. Since acquisitions can have a significant impact on Fairquest's annual reserve

replacement costs, excluding these amounts could result in an inaccurate portrayal of Fairquest's cost structure. Accordingly, Fairquest will also report finding, development and acquisition ("FD&A") costs that will incorporate all acquisitions net of any dispositions during the year. The acquisition included is the initial acquisition of properties by Fairquest from Fairborne Energy Ltd.

	Proved (2)	Total Proved plus Probable (2)
2005 Capital costs *($thousands)*		
Exploration and development	59,025	59,025
Acquisitions, net of dispositions	40,955	40,955
	99,980	99,980
Change in future development costs (1)	15,221	25,403
	115,201	125,383
2005 Reserve additions (2) *(MBOE)*		
Exploration and development	1,568	2,468
Acquisitions, net of dispositions	1,888	2,719
	3,456	5,187
Finding & development costs *($/BOE)*		
2005 F&D costs	47.35	34.21
2005 FD&A costs	33.33	24.17
2005 F&D costs, excluding future capital	37.64	23.92
2005 FD&A costs, excluding future capital	28.93	19.28

(1) *The aggregate of the exploration and development costs incurred in the most recent financial period and the change during that period in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that period.*

(2) *Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.*

Reserve Life Index

The Company's reserve life index using annualized fourth quarter production is 8.41 years for proven BOE reserves and 12.92 years for proven plus probable BOE reserves. Reserve life calculated using annualized fourth quarter production may be more reflective of reserve life due to the level of new production added during the period.

	2005	
	USING ANNUALIZED Q4 PRODUCTION	USING AVERAGE PRODUCTION
Production *(BOE per day)*	1,052	1,050
Proved reserves [1] *(MBOE)*	3,231	3,231
Proved reserve life index *(years)*	8.41	8.43
Proved plus probable reserves [1] *(MBOE)*	4,962	4,962
Proved plus probable reserve life index *(years)*	12.92	12.95

(1)Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.

Reserve Replacement

The Company's 2005 capital investment program replaced production by a factor of 6.97 times on a proved basis and 10.97 times on a proved plus probable basis.

	2005
Production *(MBOE)*	225
Proved reserves additions [1] *(MBOE)*	1,568
Proved reserve replacement ratio	6.97
Proved plus probable reserves additions [1] *(MBOE)*	2,468
Proved plus probable reserve replacement ratio	10.97

(1)Based on Gross reserves meaning the total working interest (operating and non-operating) share before deduction of royalties payable to others and without including any royalty interest of Fairquest.

Recycle Ratio

The recycle ratio is a measure for evaluating the effectiveness of a company's re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per barrel of oil equivalent to that year's reserve finding, development and acquisition costs.

		2005
Operating netback *($/BOE)*	$	38.39
Proved FD&A costs, including future development *($/BOE)*	$	33.33
Proved recycle ratio		1.2
Proved plus probable FD&A costs, including future development *($/BOE)*	$	24.17
Proved plus probable recycle ratio		1.8



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, March 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review 2005 activities and results and should be read in conjunction with the audited consolidated financial statements including notes for the seven months ended December 31, 2005. Additional information relating to Fairquest, including Fairquest's annual information form, will be available when filed on SEDAR at www.sedar.com.

Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement entered into by Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), and Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: *This MD&A contains forward-looking statements. Management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling and tie in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results could differ materially from those expressed in, or implied by, the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect Fairquest's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this MD&A are made as at the date of this MD&A and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

NON-GAAP TERMS: *This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates the Company's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.*

BOE CONVERSIONS: *Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.*

2005 HIGHLIGHTS

- During its first seven months of operations Fairquest drilled 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's current operations are largely concentrated in West Central Alberta at West Pembina/Brazeau, Columbia/Harlech and the Deep Basin (Marsh, Pedley & Lambert), which combined represents 85 percent of the capital program.
- Fairquest's capital program for the period totaled $100.0 million which includes the initial acquisition of properties of $41.0 million.
- Proven and probable reserves total 4.96 MBOE at December 31, 2005 with a reserve life index of 12.9 years.
- The Company added proved and probable (P&P) reserves at a finding, development and acquisition cost of $19.28 per BOE without future capital and $24.17 per BOE including future capital. Included in the finding, development and acquisition costs is the initial acquisition cost of $41.0 million in respect of properties acquired from Fairborne Energy Ltd. pursuant to the trust conversion of Fairborne Energy Ltd. and the creation of the Company. Capital expenditures for exploration and development drilling, land and seismic totaled $59 million for the seven month period resulting in the addition of 2.5 million BOE of reserves. For clarification, this figure includes $26 million of exploration oriented capital on properties that were not fully tested by December 31 or properties in the Deep Basin that are still in a preliminary exploration stage and remote to existing production facilities. Although no reserves were assigned to this $26 million of capital at December 31, the Company expects that these properties will be assigned reserves in the future.
- An independent evaluation, based on land sales, of the Company's undeveloped lands (43,400 net acres) in the Deep Basin area has been prepared by Seaton-Jordan & Associates Limited as at December 31, 2005 indicating these lands have a fair value of $47.6 million. In addition to the Deep Basin lands, the Company holds undeveloped lands totaling 24,200 net acres in all of Columbia/Harlech, Westerose/Pigeon Lake and the Peace River Arch areas and rights to farm-in on 64,560 acres in these same areas.
- Oil and natural gas production averaged 1,050 BOE per day for the seven months ended December 31, 2005.
- Funds generated from operations for the seven months ended December 31, 2005 were $7.6 million ($0.29 per share).



SELECTED ANNUAL INFORMATION/BACKGROUND

Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 acquiring certain petroleum and natural gas properties. In the seven months ended December 31, 2005, Fairquest drilled 32 wells as part of an extensive exploration and development program totaling $59 million.

Financial *($ thousands, except per share amounts)*		2005
For the seven months ended December 31		
Petroleum and natural gas sales, before royalties		14,068
Funds generated from operations		7,597
Per share - basic	$	0.29
Per share - diluted	$	0.25
Net income		1,097
Per share - basic	$	0.04
Per share - diluted	$	0.04
Capital expenditures		59,025
Acquisitions, net of dispositions		40,955
Total capital expenditures including acquisitions		99,980
As at December 31, 2005		
Net debt including working capital deficit		(4,646)
Total assets		133,021

Operations *(Units as noted)*	
Average production	
Crude oil *(bbls per day)*	35
Natural gas liquids *(bbls per day)*	92
Natural gas *(Mcf per day)*	5,542
Total *(BOE per day)*	1,050
Average sales price	
Crude oil *($ per bbl)*	75.16
Natural gas liquids *($ per bbl)*	62.33
Natural gas *($ per Mcf)*	10.36
Total *($ per BOE)*	62.61
Netback per BOE *($ per BOE)*	
Petroleum and natural gas sales	62.61
Royalties	(14.87)
Transportation	(1.53)
Operating expenses	(7.82)
Operating netback	38.39
Wells drilled *(gross)*	32
(net)	12.8

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q4 2005	Q3 2005	Q2 2005 (JUNE 1 TO 30)
Operations			
Average production			
Crude oil *(bbls/day)*	80	–	–
Natural gas liquids *(bbls/day)*	64	112	115
Natural gas *(Mcf/day)*	5,430	5,664	5,514
Total *(BOE/day)*	1,049	1,056	1,034
Financial *($ thousands, except per share amounts)*			
Petroleum and natural gas sales, before royalties	7,009	5,599	1,460
Funds generated from operations	3,865	2,993	739
Per share – basic	$ 0.14	$ 0.12	$ 0.03
Per share – diluted	$ 0.12	$ 0.10	$ 0.03
Net income	511	467	119
Per share – basic	$ 0.01	$ 0.02	$ 0.01
Per share – diluted	$ 0.01	$ 0.02	$ 0.01
Total assets	133,021	81,848	71,041

FOURTH QUARTER 2005 RESULTS

Fairquest focused on exploration, development and operating activities in the fourth quarter of 2005. During the fourth quarter the Company spent $38.0 million on exploration and development projects which included drilling 18 (7.6 net) wells. The capital program was financed through a combination of funds generated from operations, drawings on credit facilities and proceeds from equity issues.

Operationally during the fourth quarter the Company has brought on new production from five gas wells and one oil well. Production averaged 1,050 BOE per day comprised of 5,542 Mcf per day of natural gas and 127 bbls per day of oil and natural gas liquids in the fourth quarter.

Fairquest recorded gains in total revenue of $1.4 million, funds generated from operations of $0.9 million and net income of $44,000 in the fourth quarter of 2005 as compared to the immediately preceding third quarter.

In October 2005, the Company completed an equity financing including one million common shares issued at $10.00 per share and one million flow-through shares issued at $13.00 per share for gross proceeds of $23 million. As a result of the flow-through component of the October 2005 financing, the Company has a commitment to spend $13 million on qualifying Canadian exploration expenditures prior to December 31, 2006; all of which have been renounced to subscribers effective December 31, 2005. All of the qualifying expenditures were incurred prior to December 31, 2005 and no commitment exists in 2006.

2005 FINANCIAL RESULTS

Production and Prices

($ thousands, except per unit amounts)	2005
Production	
Natural gas *(Mcf per day)*	5,542
Oil and NGLs *(bbls per day)*	127
Total *(BOE per day)*	1,050
Prices	
Natural gas *($ per Mcf)*	10.36
Oil and NGLs *($ per bbl)*	65.84
Total *($ per BOE)*	62.61

Production

Fairquest's average 2005 production was 1,050 BOE per day. A focused drilling program strengthened the Company's position as a natural gas producer with natural gas representing 88% of the Company's 2005 production.

Natural gas production averaged 5,542 Mcf per day in 2005. Successful exploration and development drilling on the Company's Columbia/Harlech and Westerose areas has resulted in increasing natural gas production in 2006. Natural gas production in 2006 is expected to increase further with a full year of production from all areas added in 2005 as well as new 2006 drilling programs primarily at Columbia/Harlech and Wild River.

Crude oil and NGL production for 2005 averaged 127 bbls per day. The production is primarily attributable to production in the West Pembina and Columbia/Harlech areas. To date in 2006, 170 bbls per day have been added to oil and NGL's mostly due to drilling in the Columbia/Harlech area. With the Company's increased emphasis on natural gas, crude oil production is expected to remain flat but concurrent with natural gas, the Company expects to further increase NGL production in 2006 with full year production from properties added in 2005 and new 2006 drilling prospects.

Petroleum and Natural Gas Revenue

($ thousands)	2005
Revenue	
Natural gas	12,289
Oil and NGLs	1,779
Other income	408
Total	14,476
Revenue per BOE	64.42

Fairquest recorded total revenue of $14.5 million in the seven months ended December 31, 2005.

Royalties

($thousand)	2005
Royalties	
Crown	3,038
Freehold and overriding	303
Total	3,341
Royalty Rates	
Crown	21.6%
Freehold and overriding	2.2%
Total	23.8%
Royalties per BOE	14.87

The Company recorded $3.3 million in royalties in 2005, representing a royalty rate of 23.8%. The rate is higher than in the third quarter due to compensatory royalties paid on offset land which will be connected to production early in 2006.

Based on the Company's current production profile, the combined effective royalty rate for 2005 is expected to range between 23% and 25%.

Transportation Costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with the usage of the TransCanada natural gas pipeline. Fairquest has a contract directly with its marketing company for transportation costs. Consistent with the fourth quarter cost of $1.74 per BOE, the Company expects transportation costs to be between $1.20 and $1.80 per BOE for 2006.



Operating Expenses

Fairquest recorded operating costs of $1.8 million or $7.82 per BOE for the seven months ended December 31, 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating cost of approximately $8.00 for 2006.

Operating Netbacks

	CRUDE OIL	NGL	NATURAL GAS	BOE
($/BOE)	*($/bbl)*	*($/bbl)*	*($/mcf)*	*($/boe)*
Revenue	75.16	62.33	10.36	62.61
Royalties	(2.16)	(18.27)	(2.50)	(14.87)
Transportation	(0.02)	–	(0.29)	(1.53)
Operating costs	(7.82)	(7.82)	(1.30)	(7.82)
Operating netback	65.16	36.24	6.27	38.39

Strong commodity prices resulted in an operating netback of $38.39 per BOE in 2005.

General and Administrative Expenses

Fairquest recorded $1.8 million ($8.21 per BOE) for general and administrative expenses during the year ended December 31, 2005. General and administrative expenses included $0.9 million payable to Fairborne under the Technical Services Agreement and $0.5 million of non-cash compensation expense for the stock options and performance shares issued by Fairquest during the seven months ended December 31, 2005. The absolute amount of general and administrative costs are expected to increase but on a per unit basis these costs are anticipated to decrease in the future as additional production is placed on-stream.

Depletion, Depreciation and Accretion

Depletion depreciation and accretion expense for the seven months ended December 31, 2005 was $4.9 million or $21.87 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the seven months.

At December 31, 2005 the Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $2.6 million, the present value of which is $0.9 million. Accretion of asset retirement obligations in the seven months of 2005 was $40,000 ($0.18 per BOE).

Taxes

Fairquest recorded a future tax expense of $1.1 million in the seven months ended December 31, 2005, for an effective tax rate equal to 48%. This effective rate is higher than the expected rate of 38% primarily as a result of non-deductible crown charges exceeding the federal resource allowance and non deductible stock based compensation expenses. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset resulted from future tax deductions based on fair market values which were in excess of the carrying values used to record the acquisition in Fairquest's accounting records. Based on expected capital expenditures and net income, the Company does not anticipate paying cash income taxes other than capital taxes in 2006.

Funds Generated from Operations and Net Income

($ thousands, except per share amounts)		2005
Funds generated from operations		7,597
Per share - basic	$	0.29
Per share - diluted	$	0.25
Net income		1,097
Per share - basic	$	0.04
Per share - diluted	$	0.04

Strong commodity prices and increasing production levels resulted in funds generated from operations of $7.6 million ($0.29 per share) in 2005.

Unit Analysis

Year ended December 31, ($ thousands, except per unit amounts)	2005	$/BOE
Production revenue	14,068	62.61
Royalties	3,341	14.87
Transportation	345	1.53
Operating expenses	1,758	7.82
General & administrative *	1,360	6.05
Interest	(408)	(1.82)
Capital taxes	75	0.33
Funds generated from operations	7,597	33.83
Compensation expense	485	2.16
Depletion, depreciation and accretion	4,914	21.87
Future income taxes	1,101	4.90
Net Income	1,097	4.90

* *net of compensation expense (non-cash)*


LIQUIDITY AND CAPITAL RESOURCES

Capital Expenditures

Fairquest's exploration and development program for 2005 totaled $59.0 million and focused primarily on drilling activities.

($ thousands)	2005
Exploration and development	
Land and lease acquisitions	3,971
Geological and geophysical	2,436
Drilling, completions and workovers	48,329
Well equipment and facilities	4,289
	59,025
Property acquisitions	40,955
Total	99,980

Fairquest undertook an active drilling program during the seven months drilling 32 (12.8 net) wells with a 100% success rate resulting in 24 (10.3 net) natural gas wells and 8 (2.5 net) oil wells. Fairquest's most active area of operations have been at Columbia/Harlech and the Deep Basin, both located in West Central Alberta, which represented 85 percent of the capital program. Both of these areas will continue to warrant capital through the next year of operations.

The Company's capital program for 2006 has been budgeted at $80 million and includes the drilling of 58 (23.0 net) wells. This capital program will be financed through a combination of funds generated from operations, proceeds from the recent equity issue and available bank indebtedness.

Fairquest is an exploration company in its first year of operations and reserve additions do not take into account $26 million of exploration orientated capital expenditures that were either too remote to be connected to production in areas that are the in preliminary stage of exploration or not tested at December 31, 2005.

Working Capital Deficit

Fairborne has a working capital deficit of $4.6 million at December 31, 2005. The increase from the third quarter is consistent with the substantial increase in spending on exploration and development projects in the fourth quarter.



Bank Indebtedness

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement. These facilities are scheduled for review by the lenders early in 2006. The Company anticipates the lending limit will increase with the increased reserves and production levels.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series, and 1,000,000 performance shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses were renounced to subscribers effective on or before December 31, 2005.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

(thousands)	MARCH 8, 2006	DECEMBER 31, 2005
Common shares	28,016	28,041
Warrants	4,708	4,733
Performance shares	982	997
Stock options	1,216	1,209
Weighted average common shares		
Basic	n/a	26,170
Diluted	n/a	29,899

CONTRACTUAL OBLIGATIONS & COMMITMENTS

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is required to reimburse Fairborne for costs incurred by Fairborne to manage Fairquest's activities on a cost recovery basis. For the period ended June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed.

Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreements with Fairborne. To date, 14 of the wells have been drilled.

Fairquest has a commitment to spend $13.0 million on qualifying Canadian exploration expenditures prior to December 31, 2006 pursuant to flow-through share issues in October 2005. This commitment was fully spent as at December 31, 2005.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the annual filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the



Company is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

OFF-BALANCE-SHEET ARRANGEMENTS

Fairquest has no off-balance-sheet arrangements.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to maximize opportunities;
- employing risk management instruments to minimize exposure to volatility of commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production method based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period in which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

MANAGEMENT'S REPORT

To the Shareholders of Fairquest Energy Limited

The accompanying financial statements of Fairquest Energy Limited and all the information in this Annual Report are the responsibility of management and have been approved by the Board of Directors.

The financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. When alternative accounting methods exist, management has chosen those it deems most appropriate in the circumstances. Financial statements are not precise since they include certain amounts based on estimates and judgments. Management has determined such amounts on a reasonable basis in order to ensure that the financial statements are presented fairly, in all material respects. The financial information contained elsewhere in this report has been reviewed to ensure consistency with the financial statements.

Management has established systems of internal controls, which are designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and to produce reliable accounting records for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal controls. It exercises its responsibilities primarily through the Audit Committee, which is comprised of independent, non-management directors. The Audit Committee has reviewed the financial statements with management and the auditors and has reported to the Board of Directors which have approved the financial statements.

The financial statements have been audited by KPMG LLP, the external auditors, in accordance with auditing standards generally accepted in Canada on behalf of the shareholders.

(Signed)
RICHARD A. WALLS
President and Chief Executive Officer

(Signed)
ROBERT A. MAITLAND, CA
Vice-President, Finance
and Chief Financial Officer

Calgary, Canada
March 8, 2006

AUDITORS' REPORT

To the Shareholders of Fairquest Energy Limited

We have audited the balance sheet of Fairquest Energy Limited as at December 31, 2005 and the statements of operations and retained earnings and cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and the results of its operations and its cash flows for the period from commencement of operations on June 1, 2005 to December 31, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed)

KPMG LLP

Chartered Accountants

Calgary, Canada
March 8, 2006

BALANCE SHEET

December 31, 2005

($thousands)

Assets	
Current assets	
Cash and cash equivalents	$ 16
Short term investments	26,341
Accounts receivable	8,953
	35,310
Capital assets *(Note 3)*	95,951
Future income taxes *(Note 6)*	1,760
	$ 133,021
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 39,956
Asset retirement obligation *(Note 5)*	885
Shareholders' equity	
Capital stock and warrants *(Note 7)*	90,598
Contributed surplus *(Note 7)*	485
Retained earnings	1,097
	92,180
	$ 133,021

See accompanying notes to the financial statements

Approved on behalf of the Board:

(Signed)
DAVID M. FITZPATRICK
Director

(Signed)
GARY F. AITKEN
Director

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

For the period from commencement of operations on June 1 to December 31, 2005

($thousands)	
Revenue	
Petroleum and natural gas	$ 14,068
Royalties	(3,341)
Transportation	(345)
Interest	408
	10,790
Expenses	
Operating	1,758
General and administrative	1,845
Depletion, depreciation and accretion	4,914
	8,517
Income before taxes	2,273
Taxes *(Note 6)*	
Future	1,101
Capital	75
	1,176
Net income	1,097
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 1,097
Net income per share *(Note 7)*	
Basic	$ 0.04
Diluted	$ 0.04

See accompanying notes to the financial statements.



STATEMENT OF CASH FLOWS

For the period from commencement of operations on June 1 to December 31, 2005

($thousands)

Cash provided by (used in):	
Operating activities	
Net income	$ 1,097
Items not involving cash	
Depletion, depreciation and accretion	4,914
Stock based compensation expense	485
Future income taxes	1,101
	7,597
Change in non-cash working capital	3,889
	11,486
Financing activities	
Issuance of common shares, warrants and performance shares, net of costs	56,782
Investing activities	
Capital expenditures	(59,025)
Acquisition *(Note 2)*	(10,000)
Short term investments	(26,341)
Change in non-cash working capital	27,114
	(68,252)
Change in cash and cash equivalents	16
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$ 16

See accompanying notes to the financial statements


NOTES TO THE FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to December 31, 2005

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the entities have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to December 31, 2005 the technical services fee was $906,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued options and performance shares to the employees of Fairborne as service providers to Fairquest.

As at December 31, 2005, accounts payable included $12.4 million due to Fairborne, which includes joint venture amounts including capital expenditures.



1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.



c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

All of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-based compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.



g) Flow-through shares

The resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

h) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

i) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

i) Per share information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

k) Short term investments

Short term investments are carried at the lower of cost and market value.



2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

($thousands)	
Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Cash paid	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

($thousands)	DECEMBER 31, 2005
Petroleum and natural gas properties and equipment	$ 100,825
Accumulated depletion and depreciation	(4,874)
	$ 95,951

Fairquest performed a ceiling test calculation at December 31, 2005 to assess the recoverable value of petroleum and natural gas properties and equipment. The oil and gas future prices for the December 31, 2005 ceiling test are based on the January 1, 2006 commodity price forecast of our independent reserve evaluators. These prices have been adjusted for commodity price differentials specific to Fairquest. The following table summarizes the benchmark prices used in the ceiling test calculation. Based on these assumptions, the undiscounted value of future net revenues from Fairquest's proved reserves exceeded the carrying value of petroleum and natural gas properties and equipment at December 31, 2005.

Year	WTI OIL	FOREIGN EXCHANGE	EDMONTON LIGHT CRUDE OIL	AECO NATURAL GAS
	($U.S./bbl)	*Rate*	*($Cdn/bbl)*	*($Cdn/mmbtu)*
2006	57.00	0.85	66.25	10.60
2007	55.00	0.85	64.00	9.25
2008	51.00	0.85	59.25	8.00
2009	48.00	0.85	55.75	7.50
2010	46.50	0.85	54.00	7.20
2011	45.00	0.85	52.25	6.90
2012	45.00	0.85	52.25	6.90
2013	46.00	0.85	53.25	7.05
2014	46.75	0.85	54.25	7.20

Escalate thereafter 2.0% per year

As at December 31, 2005, costs of acquiring unproved properties in the amount of $12.6 million were excluded from the depletion calculation. In addition, costs of $8.9 million were excluded related to wells that were not yet completed or evaluated at December 31, 2005. Included in Fairquest's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligations, net of accumulated depletion.

4. BANK INDEBTEDNESS

At December 31, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $2.6 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.



A reconciliation of the asset retirement obligations is provided below:

($thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Transfer of assets through Plan of Arrangement (Note 2)	$ 757
Liabilities incurred	88
Accretion expense	40
BALANCE, DECEMBER 31, 2005	$ 885

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

($thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Earnings before taxes	$ 2,273
Combined federal and provincial tax rate	37.6%
Computed "expected" income tax expense	855
Increase (decrease) in income taxes resulting from:	
Non-deductible crown charges	711
Non-deductible stock based compensation	182
Resource allowance	(608)
Other	(39)
Future income taxes	1,101
Capital taxes	75
Total taxes	$ 1,176

The components of the future income tax asset at December 31, 2005 is as follows:

($thousands)	
Petroleum and natural gas properties and equipment	$ 491
Asset retirement obligations	298
Share issue costs	971
Future income tax asset	$ 1,760

7. CAPITAL STOCK

a) Authorized

(i) Unlimited number of common shares;
(ii) Unlimited number of first preferred shares, issuable in series; and
(iii) 1,000,000 Performance Shares.

b) Issued and outstanding

COMMON SHARES	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005	
	Number of Shares	*Amount*
Issued on incorporation	1	$ –
Issued pursuant to private placement	4,740,000	8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830	32,845
Issued for cash on private placement	5,000,000	36,600
Issued for cash on flow-through basis	1,000,000	13,000
Share issue costs	–	(2,813)
Cancelled	(7,500)	(14)
Future tax benefit of issue costs	–	971
BALANCE, DECEMBER 31, 2005	**28,041,331**	**$ 89,517**
WARRANTS		
Issued pursuant to private placement	4,740,000	$ 1,073
Cancelled	(7,500)	(2)
BALANCE, DECEMBER 31, 2005	**4,732,500**	**$ 1,071**
PERFORMANCE SHARES		
Issued pursuant to private placement	1,000,000	$ 10
Cancelled	(3,500)	(0)
BALANCE, DECEMBER 31, 2005	**996,500**	**$ 10**

Common shares issued during 2005 included 14,600 flow-through shares issued to directors and officers of the Company.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement to officers, directors, employees and special consultants ("Fairquest service providers") of 4,740,000 units at a price of $2.11 per unit and 1,000,000 performance shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit is comprised of one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases and the remaining unreleased shares held by the former service holder will be repurchased at their original cost.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The performance shares were issued for cash and recorded at $0.01 per share. The performance shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The performance shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the performance shares become convertible, Fairquest may, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each performance share at a redemption price of $0.01 per share. The weighted average fair value of the performance shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be granted to subscribers effective on or before December 31, 2005. As at December 31, 2005 all of the flow through commitments had been fully spent.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

(thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1, TO DECEMBER 31, 2005
Basic	26,170
Warrants	2,977
Performance shares	752
Diluted	29,899

The reconciling item between the basic and diluted average common shares are warrants and performance shares. The stock options are not dilutive to per share amounts as they are considered to be out of the money as a result of unamortized stock based compensation.

d) Stock options

There are 1,209,400 stock options outstanding at December 31, 2005 with an average exercise price of $7.32 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13 and December 12, 2010.

The following table sets forth a reconciliation of the stock option plan activity for the seven months ended December 31, 2005:

2005	NUMBER OF OPTIONS (thousands)	WEIGHTED AVERAGE EXERCISE PRICE
Outstanding, beginning of year	–	–
Granted	1,210	$ 7.32
Cancelled	(1)	$ 7.18
Outstanding, end of year	1,209	$ 7.32

The following table summarizes stock options outstanding under the plan at December 31, 2005:

EXERCISE PRICE	OPTIONS OUTSTANDING (thousands)	REMAINING TERM (YEARS)	OPTIONS EXERCISEABLE
$ 7.04 - $ 7.72	1,102	4.46	–
$ 8.25 - $ 8.58	93	4.68	–
$ 9.23 - $10.40	14	4.86	–
	1,209	4.48	–

e) Contributed surplus

($thousands)	PERIOD OF COMMENCEMENT OF OPERATIONS ON JUNE 1 TO DECEMBER 31, 2005
Balance, beginning of period	-
Stock based compensation expense	
Stock options	392
Performance shares	93
BALANCE, DECEMBER 31, 2005	485

The weighted average fair value of stock options granted during the period from June 1 to December 31, 2005 was $1.99 per option and the weighted average fair value of performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.



8. FINANCIAL INSTRUMENTS

a) Credit risk

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

9. COMMITMENTS

Fairquest has committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement entered into on June 1, 2005. As at December 31, 2005, 10 wells have been drilled.

BOE DISCLOSURE: *Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.*

FORWARD LOOKING STATEMENTS: *Certain information regarding the Company in this news release including management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling and tie in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, the Company's actual results, performance or achievements could differ materially from those expressed in, or implied by, the forward looking statements and, accordingly no assurance can be given that any events anticipated by the forward looking statements will transpire or occur, or, if any of them do so, what benefits the Company will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhausted. Additional information on these and other factors that could affect the Company's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) or at the Company's website (www.fairquestenergy.com). Furthermore, the forward looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.*

For further information, please contact:

RICHARD A. WALLS
President
and Chief Executive Officer
Tel.: (403) 290-7754
Fax: (403) 290-3216
rwalls@Fairquest-energy.com

ROBERT A. MAITLAND
Vice President, Finance
and Chief Financial Officer
Tel.: (403) 290-7755
Fax: (403) 290-3216
rmaitland@Fairquest-energy.com

Schedule A

Document No. 27

Notice of the Meeting and Record Date dated February 28, 2006



600, 530-8th Avenue S.W., Calgary, AB T2P 3S8 Tel.: (403) 267-6800 Fax: (403) 267-6529

February 28, 2006

Alberta Securities Commission
British Columbia Securities Commission
Securities Commission of Newfoundland
Ontario Securities Commission
L'Autorité des marchés financiers
TSX

Dear Sirs:

Subject: Fairquest Energy Limited

We advise the following with respect to the upcoming Meeting of Shareholders for the subject Corporation:

1.	Meeting Type	:	Annual General Meeting
2.	Security Description of Voting Issue	:	Common
3.	CUSIP Number	:	305 661 100
4.	ISIN Number:	:	CA 305661100
5.	Record Date	:	March 24, 2006
6.	Meeting Date	:	April 25, 2006
7.	Meeting Location	:	Calgary, AB

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA
Agent for Fairquest Energy Limited

Direct Dial No: 1-866-331-6361
Email: clientservicesmeetings@computershare.com

cc: Fairquest Energy Limited
Attention: Robert Maitland

Schedule A

Document No. 28

News Release dated February 27, 2006

PRESS RELEASE

For immediate release
February 27, 2006

Fairquest Updates Activity and Corporate Presentation

Fairquest Energy Limited is pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

Schedule A

Document No. 29

News Release dated January 10, 2006

PRESS RELEASE

For immediate release
January 10, 2006

Fairquest Updates Activity

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to provide an update on its activities during the fourth quarter of 2005, the Company's present operations and remaining drilling plans for the first quarter of 2006.

Over the last 60 days the Company has brought on new production from five gas wells and one oil well. Current production is approximately 1500 barrels of oil equivalent per day (BOE/d) comprised of 7.2 mmcf/d of natural gas and 300 bbls/d of oil and natural gas liquids. During the past three months the Company spudded and/or drilled a total of 22 gross wells (9.0 net working interest) ranging in depth from 1800 meters to 4100 meters. All but five of these wells were operated by the Company. To date, 18 wells are logged and cased while four wells are still drilling. Completion and testing operations currently are being conducted on eight wells with a further seven wells awaiting completion, and five wells are awaiting tie-in to production facilities. The Company's estimate of net production behind pipe is approximately 450 BOE/d.

West Pembina/Harlech Area

This is the most active drilling area for the Company and accounts for 58 percent (870 BOE/d) of current production. Since early October 2005, the Company has drilled 11 gross wells (4.6 net working interest) in this area in partnership with Fairborne Energy Trust under a regional farm-in agreement. The main drilling targets include multiple Belly River gas and oil reservoirs at depths of between 1600 and 2100 meters, as well as deeper gas reservoirs in the Cardium, Dunvegan, Viking and Mannville formations. Since November 2005 two Viking gas wells and two Belly River wells (one oil, one gas) have been tied into production facilities. At present, six wells are being completed or tested while three wells have been cased and are scheduled to be completed over the next 30 to 60 days. In addition to the 11 wells drilled, the Company currently is drilling a Viking test (non-operated) and two Belly River tests.

Over the next three months and prior to spring break-up in the West Pembina/ Harlech area, the Company plans to drill an additional 11 Belly River tests, three deeper (3100 meters) Mannville tests and one Nisku test (3600 meters).

Deep Basin/Wild River Area

The Company commenced operations in the Deep Basin and Wild River operating areas in August of 2005 and since then has participated in the drilling of seven wells (2.5 net working interest) of which four were operated and three non-operated. Current production from the Wild River and Marlboro pools represents 19 percent (280 BOE/d) of the Company's production.

In the Marsh, Hinton and Marlboro areas, the Company has drilled five gross wells (2.0 net working interest) targeting multiple Cretaceous tight sandstone gas reservoirs ranging from 2500 meters to 4000 meters that are part of a large gas resource fairway. Currently, one well has been tied into production facilities at Marlboro, one well has been completed and is undergoing production testing operations and three wells are scheduled to be completed over the next 30 to 45 days.

At Wild River the Company is pursuing Nisku sour gas reef reservoirs at a depth of 3800 meters. In early January one well reached total depth and has been cased over the Nisku. A second well is drilling and should reach total depth in the next 30 days.

The Company has extensive land holdings in the Deep Basin and at Wild River with varying interests in 150 sections (96000 acres) of oil and gas rights (43000 net acres). In addition to exploration for tight sandstone gas reservoirs in the Deep Basin, the Company plans to spud two deep (5000 meter) Devonian tests over the next 90 days and currently is shooting two 3-D seismic programs.

Westerose/Pigeon Lake Area

In the past 60 days, the Company drilled two wells (1.0 net working interest) in this area with one well tied into production facilities while completion operations are being conducted on the other. In addition, two sweet gas wells (1.2 net working interest) are awaiting pipeline construction and one sour gas well (0.2 net working interest) is awaiting approval of a re-licensing application to convert an existing pipeline over to sour gas service. Current production in this area represents 11 percent of the Company's production which should increase over the next several months as the Company continues to drill and evaluate wells pursuant to its area farm-in arrangement with Fairborne Energy Trust.

In summary, Fairquest is currently producing 1500 BOE/d with approximately 450 BOE/d behind pipe. Completion operations are underway on eight wells with seven wells awaiting completion. The Company has four drilling rigs under contract and five completion rigs working in West Pembina/Harlech, Deep Basin, and Westerose/ Pigeon Lake operating areas. The Company plans to drill 22 wells (9.0 net working interest) over the next three months with 16 (6.4 net working interest) of these wells in the West Pembina/Harlech Area.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

Forward Looking Statements: Certain information regarding Fairquest in this news release including management's assessment of future plans and operations, production estimates, drilling inventory and wells to be drilled, timing of drilling and tie-in of wells, productive capacity of new wells, capital expenditures and the timing thereof, may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, the timing and length of plant turnarounds and the impact of such turnarounds and the timing thereof, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, Fairquest's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or, if any of them do so, what benefits Fairquest will derive therefrom. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could effect Fairquest operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Fairquest's website (www.fairquestenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Fairquest does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BOE Disclosure: Disclosure provided herein in respect of barrels of oil equivalent (boe) may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.


SEDAR

Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005

Fairquest Energy Limited

PROFILE

Mailing Address:	3400, 450 - 1st Street S.W. Calgary, Alberta T2P 5H1	**Head Office Address:**	3400, 450 - 1st Street S.W. Calgary, Alberta T2P 5H1
Contact Name:	Robert A. Maitland	**POP System Issuer:**	No
Telephone Number:	403 290-7755	**Reporting Jurisdictions:**	British Columbia, Alberta, Ontario, Quebec, New Brunswick
Fax Number:	403 290-3216	**Stock Exchange:**	TSX
Date of Formation:	Mar 7 2005	**Stock Symbol:**	FQE
Governing Jurisdiction:	Alberta	**Auditor:**	KPMG LLP
Industry Classification:	oil and gas - oil and gas producers	**General Partner:**	
CUSIP Number:	305661	**Transfer Agent:**	Computershare Trust Company of Canada
Financial Year-End:	Dec 31	**Size of Issuer (Assets):**	$25,000,001 to $100,000,000

VIEW THIS PUBLIC COMPANY'S DOCUMENTS

Use of this site is subject to, and your continued use constitutes your express agreement to be bound by, the
Legal Terms and Conditions of Use
Any unauthorized commercial use of this site is strictly prohibited.

Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005



Link to IMPORTANT NOTICE OF CHANGES dated October 29, 2005
Link to IMPORTANT NOTICE OF CHANGES dated July 30, 2005

Company Name	Date of Filing	Document Type	File Format	File Size
Fairquest Energy Limited				
	Nov 9 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	21 K
	Nov 9 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	22 K
	Nov 8 2005	Interim financial statements - English	PDF	80 K
	Nov 8 2005	MD&A - English	PDF	74 K
	Nov 7 2005	News release - English	PDF	225 K
	Nov 4 2005	Material document - English	PDF	403 K
	Oct 12 2005	News release - English	PDF	40 K
	Sep 23 2005	Material change report - English	PDF	12 K
	Sep 22 2005	News release - English	PDF	16 K
	Sep 14 2005	News release - English	PDF	24 K
	Aug 16 2005	Form 52-109FT2 - Certification of Interim Filings - CEO	PDF	21 K
	Aug 16 2005	Form 52-109FT2 - Certification of Interim Filings - CFO	PDF	21 K
	Aug 16 2005	Interim financial statements - English	PDF	73 K
	Aug 16 2005	MD&A - English	PDF	60 K
	Aug 16 2005	Other	PDF	227 K
	Aug 9 2005	News release - English	PDF	203 K
	Jul 27 2005	Material document - English	PDF	2330 K
	Jun 28 2005	News release - English	PDF	6 K
	Jun 8 2005	Material change report - English	PDF	14 K
	Jun 7 2005	Material change report - English	PDF	11 K
	Jun 7 2005	News release - English	PDF	10 K
	Jun 6 2005	Material document - English	PDF	103 K
	Jun 6 2005	Material document - English	PDF	70 K

Jun 6 2005	Security holders documents - English	PDF	2662 K
Jun 6 2005	Security holders documents - English	PDF	605 K
Jun 6 2005	Security holders documents - English	PDF	1038 K
Jun 6 2005	Security holders documents - English	PDF	1211 K
Jun 2 2005	News release - English	PDF	14 K

PRESS RELEASE

FAIRBORNE ENERGY TRUST, FAIRBORNE ENERGY LTD. AND FAIRQUEST ENERGY LIMITED ANNOUNCE COMPLETION OF REORGANIZATION

June 1, 2005
Calgary, Alberta

Fairborne Energy Trust (the "Trust"), Fairborne Energy Ltd. ("Fairborne") and Fairquest Energy Limited ("Fairquest") jointly announced today the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly-owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert B. Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

For further information contact:

Fairborne Energy Trust

Steven R. VanSickle
President and Chief Executive Officer
Tel.: (403) 290-7759 Fax.: (403) 290-7751
svansickle@fairborne-energy.com

Aaron Grandberg
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-3217 Fax.: (403) 290-7751
agrandberg@fairborne-energy.com

Fairquest Energy Limited

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-7751
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-7751
rmaitland@fairborne-energy.com

Forward Looking Statements - Certain information regarding the Trust, Fairborne and Fairquest set forth in this document, including management's assessment of future plans, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Trust's, Fairborne's and Fairquest's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations and the timing of listing of the securities. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. The Trust, Fairborne and Fairquest disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE ACCESS NUMBER: 2011569650


Alberta

BUSINESS CORPORATIONS ACT

CERTIFICATE
OF
AMENDMENT AND REGISTRATION
OF RESTATED ARTICLES

FAIRQUEST ENERGY LIMITED
AMENDED ITS ARTICLES ON 2005/05/31.


REGISTRAR OF
CORPORATIONS

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 7358446
Corporate Access Number: 2011569650
Legal Entity Name: FAIRQUEST ENERGY LIMITED
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: FAIRQUEST ENERGY LIMITED
New French Equivalent Name:
Nuans Number: 82804521
Nuans Date: 2005/03/04
French Nuans Number:
French Nuans Date:

Share Structure: SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions: NONE
Number of Directors:
Min Number Of Directors: 3
Max Number Of Directors: 11
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE SCHEDULE "B" ATTACHED HERETO
BCA Section/Subsection: 173(1)(L)(M)&(N)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/03/07

Other Rules or Provisions	ELECTRONIC	2005/03/07
Share Structure	ELECTRONIC	2005/05/25
Other Rules or Provisions	ELECTRONIC	2005/05/31

Registration Authorized By: SPENCER M. COUPLAND
SOLICITOR

ARTICLES OF AMENDMENT

Business Corporations Act
(Alberta)
Section 29 or 177

1. **Name of Corporation:**	2. **Corporate Access Number:**
FAIRQUEST ENERGY LIMITED	**2011569650**

3. THE ARTICLES OF THE ABOVE-NAMED CORPORATION ARE AMENDED AS FOLLOWS:

(a) pursuant to paragraph 173(1)(l) of the *Business Corporations Act* (Alberta) (the "Act"), Item No. 4 of the Articles of Incorporation (the "Articles") of Fairquest Energy Limited ("Fairquest" or the "Corporation") is amended by changing the words "Minimum of one (1)" to "Minimum of three (3)";

(b) pursuant to paragraph 173(1)(m) of the Act, Item No. 3 of the Articles of Fairquest entitled "Restrictions on Share Transfers, if any" is amended by deleting the same in its entirety, including the referenced Schedule "B" attached thereto, and substituting the same with "None"; and

(c) pursuant to paragraph 173(1)(n) of the Act, Item No. 6 of the Articles of Fairquest entitled "Other Provisions, if any" is amended by deleting Schedule "C" attached thereto and substituting the same with Schedule "B" attached hereto.

Michael D. Sandrelli	[signature]
Name of Person Authorizing (please print)	Signature
Assistant Corporate Secretary	May 31, 2005
Title (please print)	Date

SCHEDULE "B"

(a) The directors of the corporation may, without authorization of the shareholders:

(i) borrow money on the credit of the Corporation;

(ii) issue, reissue, sell or pledge debt obligations of the Corporation;

(iii) subject to the *Business Corporations Act* (Alberta), give a guarantee on behalf of the Corporation to secure performance of an obligation of any person; and

(iv) mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

(b) The directors may, by resolution, delegate the powers referred to in subsection (a) hereof to a director, a committee of directors or an officer.

(c) The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

(d) Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal Quebec; or Halifax, Nova Scotia.

SCHEDULE "A"

The Corporation is authorized to issue: (a) an unlimited number of common shares (the "Common Shares") without nominal or par value; (b) an unlimited number of first preferred shares, issuable in series (the "First Preferred Shares") without nominal or par value; and (c) 1,000,000 performance shares (the "Performance Shares") without nominal or par value.

The rights, privileges, restrictions and conditions attached to each class of shares are set forth below.

I. COMMON SHARES

a. Voting Rights

The holders of Common Shares shall be entitled to notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Common Shares as such).

b. Dividends

The holders of Common Shares shall be entitled to receive dividends as and when declared by the board of directors of the Corporation on the Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of dividends.

c. Liquidation

The holders of Common Shares shall be entitled in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Common Shares in respect of return of capital on dissolution, to share rateably, together with the holders of shares of any other class of shares of the Corporation ranking equally with the Common Shares in respect of return of capital, in such assets of the Corporation as are available for distribution.

II. FIRST PREFERRED SHARES

The First Preferred Shares shall have attached thereto the following rights, privileges, restrictions and conditions:

a. The First Preferred Shares may at any time or from time to time be issued in one or more series. Before any shares of a particular series are issued, the board of directors of the Corporation shall, by resolution, fix the number of shares that will form such series and shall, subject to the limitations set out herein, by resolution fix the designation, rights, privileges, restrictions and conditions to be attached to the First Preferred Shares of such series, including, but without in

any way limiting or restricting the generality of the foregoing, the rate, amount or method of calculation of dividends thereon, the time and place of payment of dividends, the consideration for and the terms and conditions of any purchase for cancellation, retraction or redemption thereof, conversion or exchange right (if any), and whether into or for securities of the Corporation or otherwise, voting rights attached thereto (if any), the terms and conditions of any share purchase or retirement plan or sinking fund, and restrictions on the payment of dividends on any shares other than First Preferred Shares or payment in respect of capital on any shares in the capital of the Corporation, or creation or issue of debt or equity securities; the whole subject to the filing with the Registrar (as defined in the Business Corporations Act (Alberta)) of Articles of Amendment setting forth a description of such series including the designation, rights, privileges, restrictions and conditions attached to the shares of such series.

b. Notwithstanding paragraph II(a), the board of directors of the Corporation may at any time or from time to time change the rights, privileges, restrictions and conditions attached to unissued shares of any series of First Preferred Shares, subject to the filing with the Registrar (as defined in the Business Corporations Act (Alberta)) of Articles of Amendment setting forth the changes in rights, privileges, restrictions and conditions attached to the shares of such series.

c. The First Preferred shares of each series shall rank on a parity with the First Preferred Shares of every other series with respect to accumulated dividends and return of capital. The First Preferred Shares shall be entitled to a preference over any other shares of the Corporation ranking junior to the First Preferred Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital are not paid in full, the First Preferred Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided, however, that in the event of there being insufficient assets to satisfy in full al such claims as aforesaid, the claims of the holders of the First Preferred Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment in satisfaction of claims in respect of dividends. The First Preferred Shares of any series may also be given such other preferences not inconsistent with paragraphs II(a) to II(e) hereof over any shares ranking junior to the First Preferred shares as may be determined in the case of each such series of First Preferred Shares.

d. The rights, privileges, restricti

to, changed or removed but only with the approval of the holders of the First Preferred Shares given as herein specified.

e. The rights, privileges, restrictions and conditions attaching to the First Preferred Shares as a class as provided herein and as may be provided from time to time may be repealed, altered, modified, amended or amplified or otherwise varied only with the sanction of the holders of the First Preferred Shares given in such manner as may then be required by law, subject to a minimum requirement that such approval be given by resolution in writing by the holders of at least two-thirds of the First Preferred Shares or by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of holders of First Preferred Shares duly called for such purpose and held upon at least twenty-one (21) days' notice at which a quorum is present comprising at least two persons present, holding or representing by proxy at least twenty percent (20%) of the outstanding First Preferred Shares. If any such quorum is not present within half an hour after the time appointed for the meeting, then the meeting shall be adjourned to a date being not less than fifteen (15) days after and at such time and place as may be appointed by the chairman and at such meeting a quorum will consist of that number of shareholders present in person or represented by proxy. The formalities to be observed with respect to the giving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those which may from time to time be prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every vote taken at every such meeting or adjourned meeting each holder of a First Preferred Share shall be entitled to one (1) vote in respect of each one ($1.00) dollar of stated value of First Preferred Shares held.

III. PERFORMANCE SHARES

The Performance Shares of the Corporation shall consist of 1,000,000 performance shares and shall have attached thereto the following rights, privileges, restrictions and conditions:

1. DEFINITIONS

1.1 Where used in these provisions attaching to the Performance Shares the following terms shall have the following meanings:

a. "Arrangement" means the plan of arrangement involving the Corporation, Fairborne Energy Ltd., Fairborne Acquisition Corp., Fairborne Exchangeco Ltd. and Fairborne Energy Trust;

b. "Board of Directors" means the board of directors of the Corporation;

c. "Change of Control" means, and notwithstanding any provision to the contrary contained herein, shall be deemed to have occurred immediately, on the occurrence of any of the following:

i. the purchase or acquisition of any Voting Shares or Convertible Securities by a Change of Control Holder which

Convertible Securities such that, assuming only the conversion of Convertible Securities beneficially owned or over which control or direction is exercised by the Change of Control Holder, the Change of Control Holder would beneficially own, or exercise control or direction over, Voting Shares carrying the right to cast more than 50% of the votes attaching to all Voting Shares, but excluding any issue or sale of Voting Shares of the Corporation to an investment dealer or group of investment dealers as underwriters for distribution to the public either by way of prospectus or private placement; or

ii. the approval by the shareholders of the Corporation of an amalgamation, arrangement, merger or other consolidation or combination of the Corporation with another corporation which requires approval of the shareholders of the Corporation pursuant to its statute of incorporation and pursuant to which the shareholders of the Corporation immediately thereafter do not own shares of the successor or continuing corporation, which would entitle them to cast more than 50% of the votes attaching to all shares in the capital of the successor or continuing corporation, which may be cast to elect directors of that corporation; or

iii. the election at a meeting of the Corporation's shareholders of that number of persons which would represent a majority of the Board of Directors, as directors of the Corporation who are not included in the slate for election as directors proposed to the Corporation's shareholders by the Corporation; or

iv. approval by the shareholders of the Corporation of the liquidation, dissolution or winding-up of the Corporation; or

v. approval by the shareholders of the Corporation of the sale, lease or other disposition of all or substantially all of the property and assets of the Corporation; or

vi. the completion of any transaction or the first of a series of transactions which would have the same or similar effect as any transaction or series of transactions referred to in subsections (i), (ii), (iii), (iv) or (v) referred to above; or

vii. a determination by the Board of Directors of the Corporation that there has been a change, whether by way of a change in the holding of the Voting Shares of the Corporation, in the ownership of the Corporation's assets or by any other means, as a result of which any person or group of persons acting jointly or in concert within the meaning of the Securities Act (Alberta) is in a position to exercise effective control of the Corporation;

d. "Change of Control Holder" means a person, a group of persons or persons acting jointly or in concert within the meaning of the Securities Act (Alberta) or persons associated or affiliated, within the meaning of the Business Corporations Act (Alberta), with any such person, group of persons or any of such persons acting jointly or in concert;

e. "Common Shares" means the Common Shares without par value in the capital of the Corporation, as such shares exist on the Issue Date;

f. "Conversion Basis" means the number of Common Shares into which each Performance Share is convertible, which number at any particular time shall be determined as follows:

$$\frac{A - B}{A}$$

where: A = Current Market Price

B = Conversion Price

g. "Conversion Price" means $2.11 per Performance Share unless such dollar amount shall have been adjusted in accordance with the provisions of Section 5, in which case it shall mean the adjusted dollar amount in effect at that time;

h. "Convertible Securities" means any securities convertible or exchangeable into Voting Shares or carrying the right or obligation to acquire Voting Shares;

i. "Current Market Price" means, as at any date when the Current Market Price is to be determined, the weighted average trading price per Common Share on the Toronto Stock Exchange, or, if the Common Shares are not listed on the Toronto Stock Exchange, on any stock exchange in Canada on which the Common Shares are then listed, for the last five (5) trading days immediately prior to the date of determination, or if the Common Shares are not listed upon any stock exchange in Canada, the Current Market Price shall be determined by the Board of Directors acting reasonably and in good faith;

j. "Effective Date" means June 1, 2005;

k. "Expiry Date" means, the earliest of:

i. if the Holder ceases to be a Service Provider due to the death of the Holder, the date that is six (6) months from the date of death of the Holder;

ii. if the Holder ceases to be a Service Provider for any reason, other than death, and regardless of whether reasonable notice of the cessation of employment was provided by the Service Provider to the Corporation or by the Corporation to the Service Provider, the date that is ninety (90) days from the Final Service Date;

iii. if a Change of Control occurs, the date that is thirty (30) days following the occurrence of the Change of Control; and

iv. the Outside Conversion Date;

l. "Expired Performance Shares" means all of the Performance Shares held by a particular holder immediately prior to the Expiry Time;

m. "Expiry Time" means 4:30 p.m. (Calgary time) on the Expiry Date;

n. "Final Service Date" means the date which is the earlier of: (i) the effective date of the Service Provider's resignation or termination; (ii) subject to the right of the Corporation to designate a person as a "Service Provider", the date the Service Provider ceases to be employed with the Corporation regardless of the reason for cessation of employment, and regardless of whether reasonable notice was given to the Service Provider; and (iii) the date the Corporation provides notice in writing of dismissal;

o. "Issue Date" means May 30, 2005 or such other date that the Performance Shares are first issued;

p. "Outside Conversion Date" means June 1, 2010;

q. "Redemption Price" means $0.01;

r. "Service Provider" means:

i. a director, officer or employee of the Corporation or of any of its subsidiaries;

ii. any person or company engaged to provide ongoing management or consulting services for the Corporation or for any entity controlled by the Corporation;

iii. any person providing services to the Corporation pursuant to the Technical Services Agreement; and

iv. any person designated as such in writing by the Corporation;

s. "Stated Value" means $0.01;

t. "Technical Services Agreement" means the agreement between Fairborne Energy Ltd. and the Corporation to be entered into prior to the Effective Date, pursuant to which Fairborne Energy Ltd. and the Corporation will agree to share personnel and certain administrative and technical services of Fairborne Energy Ltd. in connection with the management, development, exploitation and operation of the assets of the Corporation; and

u. "Voting Shares" means any securities of the Corporation ordinarily carrying the right to vote at election of directors.

2. ISSUE PRICE

2.1 The issue price of each Performance Share shall be the Stated Value.

3. VOTING RIGHTS

3.1 Subject to applicable law and Section 10 hereof, the holders of Performance Shares shall not be entitled as such to any voting rights or to receive notice of or to attend any meeting of the shareholders of the Corporation.

4. DIVIDENDS

4.1 The holders of Performance Shares shall not be entitled to

receive any dividends on the Performance Shares.

5. CONVERSION

5.1 Subject to earlier conversion as provided in Section 5.2, in the event that the Current Market Price of the Common Shares is greater than the Conversion Price:

a. on the first day following the first anniversary of the Effective Date, or on any date thereafter a holder of Performance Shares has the right, at the holder's option, exercisable at any time and from time to time until the Expiry Time, to convert, subject to the terms and provisions hereof, up to thirty three and one-third percent (33 1/3%) of the Performance Shares held by such holder on the Issue Date into Common Shares on the Conversion Basis;

b. on the first day following the second anniversary of the Effective Date, or on any date thereafter a holder of Performance Shares has the right, at the holder's option, exercisable at any time and from time to time until the Expiry Time, to convert, subject to the terms and provisions hereof, an additional thirty three and one-third percent (33 1/3%) of the Performance Shares held by such holder on the Issue Date into Common Shares on the Conversion Basis;

c. on the first day following the third anniversary of the Effective Date, or on any date thereafter a holder of Performance Shares has the right, at the holder's option, exercisable at any time and from time to time until the Expiry Time, to convert, subject to the terms and provisions hereof, up to one hundred (100%) of the Performance Shares held by such holder into Common Shares on the Conversion Basis; and

d. on the Outside Conversion Date, all Performance Shares which have yet to be converted will, subject to the terms and provisions hereof, be automatically converted into Common Shares on the Conversion Basis.

For purposes of this Section 5.1, the Conversion Basis shall be determined, and the conversion shall be deemed to have occurred, at the close of business on the date the Performance Shares to be converted are surrendered for conversion in accordance with Section 5.3.

5.2 If a Change of Control occurs at any time prior to the Expiry Time and the Current Market Price of the Common Shares on the date of occurrence of the Change of Control is greater than the Conversion Price, a holder of Performance Shares has the right, at the holder's option, exercisable immediately and from time to time for a period of thirty (30) days thereafter, to convert, subject to the terms and provisions hereof, up to one hundred percent (100%) of the Performance Shares held by such holder into Common Shares on the Conversion Basis; provided that in the event of a Change of Control the Board of Directors may at their discretion extend the period of time pursuant to which such Performance Shares may be converted. For purposes of this Section 5.2, the Conversion Basis shall be determined on the date of occurrence of the Change of Control, regardless of when the Performance Shares to be converted are surrendered for

conversion.

5.3 Any conversion of Performance Shares under this Section 5 may be effected by the holder delivering at any time during usual business hours at the head office of the Corporation: (i) written notice, signed by the holder, specifying the number of Performance Shares to be converted; and (ii) the certificate or certificates representing the Performance Shares to be converted. In the event that only part of the Performance Shares represented by a certificate or certificates are to be converted, the holder shall be entitled to receive, at the expense of the Corporation, a new certificate representing the Performance Shares represented by such certificate or certificates which have not yet been converted. Upon the surrender of any Performance Shares for conversion, the Corporation shall issue and deliver, or cause to be delivered to or upon the written order of the holder of the Performance Shares so surrendered, a certificate or certificates issued in the name of, or in such name or names as may be directed by, such holder representing the number of Common Shares to which such holder is entitled together with any fraction of a Common Share otherwise issuable on such conversion as provided in Section 5.9 rounded to the nearest whole number of Common Shares. The rights of the holder of such Performance Shares, as the holder thereof, shall cease at the time of conversion and the person or persons entitled to receive Common Shares upon such conversion shall be treated for all purposes as having become the holder or holders of record of such Common Shares at such time

5.4 The registered holder of any Common Share resulting from any conversion of Performance Shares shall be entitled to rank equally with the registered holders of all other Common Shares in respect of all dividends declared payable to holders of Common Shares of record on any date after the date of conversion. Subject to the foregoing and to the provisions hereof, upon the conversion of any Performance Shares, the Corporation shall make no other payment or other adjustment on account of any dividends on the Common Shares issuable upon such conversion.

5.5 The Conversion Price shall be subject to adjustment from time to time as follows:

a. If at any time following the date of issuance of Performance Shares, the Corporation shall:

i. subdivide, re-divide or change its outstanding Common Shares into a greater number of shares;

ii. reduce, combine or consolidate its outstanding Common Shares into a smaller number of shares; or

iii. issue Common Shares (or securities convertible or exchangeable into Common Shares) to the holders of any of its outstanding Common Shares by way of a stock dividend (other than an issue of Common Shares to holders of Common Shares who exercise an option to receive stock dividends in lieu of cash dividends);

the Conversion Price in effect immediately after such subdivision, re-division, change, reduction, combination or consolidation or such issue of Common Shares (or securities convertible or exchangeable into Common Shares) by way of a stock dividend becomes effective or is paid, as the case may be, shall, in the case of the events referred to in (i) and (iii), be decreased in the same proportion to the increase in the number of outstanding Common Shares resulting from such subdivision, re-division or change or such dividend (including, in the case where securities convertible or exchangeable into Common Shares are issued, the number of Common Shares that would have been outstanding had such securities been converted or exchanged into Common Shares on such date of issuance thereof), or, in the case of (ii), shall be increased in the same proportion to the decrease in the number of outstanding Common Shares resulting from such combination or consolidation; and such adjustment shall be made successively whenever any event referred to in this paragraph 5.5(a) shall occur. Any such issue of Common Shares (or securities convertible or exchangeable into Common Shares) by way of stock dividend referred to in (iii) above shall be deemed to have been made on the date the stock dividend is paid for the purpose of calculating the number of outstanding Common Shares under this Section 5.5. To the extent that any such securities convertible or exchangeable into Common Shares are not converted into Common Shares prior to the expiration of the conversion right contained in such securities, the Conversion Price shall be readjusted, effective as of the date of such expiration, to the Conversion Price which would then be in effect based upon the number of Common Shares actually issued on the exercise of such conversion right.

b. If at any time following the date of issuance of Performance Shares, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all of the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per share (or having a conversion or exchange price per share) less than 90% of the Current Market Price on such record date, the Conversion Price shall be adjusted immediately after such record date so that it shall equal a price determined by multiplying the Conversion Price in effect immediately before such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date or date of entering into such agreement plus the total number of additional Common Shares offered for subscription or purchase (or into which the convertible or exchangeable securities so offered are convertible or exchangeable) and such adjustment shall be made successively whenever such record date is fixed or

outstanding for the purpose of any such computation and such adjustment shall be made successively whenever such record date is fixed or agreement entered into. If all such rights, options, warrants or rights, to acquire Common Shares or convertible or exchangeable securities are not exercised prior to the expiration thereof, the Current Conversion Price shall be readjusted, effective as of the date of such expiration, to the Conversion Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually delivered upon the exercise of such rights, options, warrants or rights as the case may be.

c. If at any time following the date of issuance of Performance Shares the Corporation shall fix a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of:

i. shares of any class other than Common Shares;

ii. rights, options or warrants (excluding those referred to in paragraph 5.5(b) and rights, options or warrants to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) for a period of not more than 45 days after such record date at a price per Common Share (or having a conversion or exchange price per Common Share) not less than 90% of the Current Market Price on such record date);

iii. evidences of its indebtedness; or

iv. assets (excluding assets distributed as dividends paid in the ordinary course);

then in each such case the Conversion Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Conversion Price in effect on such record date by a fraction, of which the numerator shall be the: (A) total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date; less (B) the fair market value (as determined by the Board of Directors) of such shares or rights, options or warrants or evidences of indebtedness or assets so distributed, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price and such adjustment shall be made successively whenever such a record date is fixed. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. To the extent that such distribution of shares, evidences of indebtedness or assets is not so made or to the extent that any rights, options or warrants so distributed are not exercised, the Conversion Price shall be readjusted to the Conversion Price which would then be in effect based upon such shares, evidences of indebtedness or assets actually distributed or based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually delivered upon the exercise of such rights, options or warrants, as the case may be.

In the event the Corporation contemplates making any

distribution under the provisions of this paragraph 5.5(c), the Corporation shall give written notice of such event to all holders of Performance Shares. The Corporation shall not make a distribution under this paragraph 5.5(c) where the fair market value (as determined by the Board of Directors) of the shares or rights, options or warrants or evidences of indebtedness or assets so distributed exceeds the product of the Current Market Price on the record date for such distribution multiplied by the total number of Common Shares outstanding on such record date unless the holders of Performance Shares are permitted and such holders have elected, or have waived in writing or are deemed to have waived their right, to participate in such distribution as though and to the same extent as if they had converted their Performance Shares into Common Shares immediately prior to such distribution even though in fact they have not converted their Performance Shares. A holder of Performance Shares shall be deemed to have waived its right to so participate under this paragraph 5.5(c) where such holder has not elected in writing to participate by delivery of such election to the Corporation within fourteen (14) days of the date on which notice of the event was given by the Corporation.

d. If and whenever prior to the Expiry Date the Common Shares shall be subdivided into a greater or consolidated into a lesser number of shares, or the Corporation shall issue Common Shares as a stock dividend of the nature referred to in paragraph (iii) of subsection (a), any holder who has not exercised the right of conversion on or prior to the effective date or record date, as the case may be, of such subdivision, consolidation or stock dividend, upon the exercise of such right thereafter, shall be entitled to receive and shall accept in lieu of the number of Common Shares which would otherwise then have been issued to the holder upon such conversion, but for the same aggregate consideration payable therefor, the aggregate number of Common Shares, that such holder would have been entitled to receive as a result of such subdivision, consolidation or stock dividend if, on such record date or effective date thereof, the holder had been the registered holder of the number of Common Shares to which the holder was previously entitled upon conversion of the Performance Shares.

5.6 No adjustments of the Conversion Price shall be made pursuant to paragraphs (b) or (c) of Section 5.5 if the holders of the Performance Shares were permitted and all such holders have elected or have waived or are deemed to have waived their right to participate in the issue of such rights, options or warrants or such distribution, as the case may be, as though and to the same extent as if they had converted their Performance Shares into Common Shares prior to the issue of such rights, options or warrants or such distribution, as the case may be; provided that any such right to participate shall be subject to the prior consent of any stock exchange on which the securities of the Corporation may be listed from time to time, if required.

5.7 No adjustment of the Conversion Price shall be made in any case in which the resulting increase or decrease in the Conversion Price would be less than 1% of the then Conversion Price, but in such case any adjustment that would otherwise have been required then to be made shall be carried forward and made at the time of, and together with, the next subsequent

adjustment to the Conversion Price which, together with any and all such adjustments so carried forward, shall result in an increase or decrease in the Conversion Price by not less than 1%.

5.8 When any action is taken which requires an increase or decrease of the Conversion Price under Section 5.5, the Corporation shall forthwith deliver a copy to each registered holder of Performance Shares, a certificate signed by any officer and any director of the Corporation setting forth the details of the action taken and, as the case may be, the increased or decreased Conversion Price, the details of the computation of the adjusted Conversion Price and the resulting adjusted Conversion Basis.

5.9 Upon the surrender of any Performance Shares for conversion, the number of full Common Shares issuable upon conversion thereof shall be computed on the basis of the aggregate number of such Performance Shares to be converted, in any case where a fraction of a Common Share is involved the Corporation shall adjust such fractional interest rounded to the nearest whole number of Common Shares.

5.10 The issuance of certificates for Common Shares upon the conversion of Performance Shares shall be made without charge to the holders of the Performance Shares so converted for any fee or tax (other than tax on the income of the holders) in respect of the issuance on such certificates or the Common Shares represented thereby.

5.11 In case of any reclassification or change (other than a change referred in paragraph 5.5(a)) of the Common Shares or capital reorganization of the Corporation other than as referred to in Section 5.5, or in the case of any amalgamation, consolidation or merger of the Corporation with or into any other corporation, trust, partnership or other entity or in the case of any sale of the properties and assets of the Corporation as, or substantially as, an entirety to any other corporation, trust, partnership or other entity each Performance Shares shall, after such reclassification, change, amalgamation, consolidation, merger or sale, be convertible (but not unless and until convertible in accordance with the terms of Section 5.1 and Section 5.2) into the number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, trust, partnership or other entity, as the case may be, to which a holder of the number of Common Shares as would have been issued if such Performance Shares had been converted immediately prior to such reclassification, change, amalgamation, consolidation, merger or sale would have been entitled upon such reclassification, change, amalgamation, consolidation, merger or sale. Any such determination shall be conclusive and binding on the Corporation and the holders of the Performance Shares. No such reclassification, change, amalgamation, consolidation, merger or sale shall be carried into effect unless, in the opinion of the Board of Directors, all necessary steps shall have been taken to ensure that the holders of the Performance Shares shall thereafter be entitled to receive such number of shares or other securities or property of the Corporation, or such continuing, successor or purchasing corporation, trust, partnership or

entity, as the case may be, subject to adjustment thereafter in accordance with provisions similar, as nearly as may be, to those contained in this Section 5.

5.12 So long as any Performance Shares remain outstanding the Corporation shall give to the holders of Performance Shares at least 14 days' prior notice of the record date for the payment of any cash dividend, stock dividend or other distribution on its Common Shares and prompt public notice of the issue to any of its shareholders of rights to subscribe for Common Shares or other securities and shall give at least 30 days' prior notice before making any repayment of capital on its Common Shares. The accidental failure or omission to give the notice required by this Section 5.12 or any defect therein shall not affect the legality or validity of any such payment, distribution or issue.

5.13 The Corporation covenants and agrees that it shall not, during the periods of notice aforesaid, close its share transfer book, other than after normal business hours, or take any other corporate action which might deprive a holder of Performance Shares from the opportunity of exercising any rights herein provided.

5.14 If in the opinion of the Board of Directors the provisions of this Section 5 are not strictly applicable, or if strictly applicable would not fairly protect the rights of the holders of the Performance Shares, the holders of Common Shares or the Corporation in accordance with the intent and purposes hereof, the Board of Directors shall make any adjustment in such provisions as the Board of Directors deems appropriate.

5.15 For the purposes of Sections 5.16 through 5.19:

a. "Conversion Period" means the period of time commencing on the seventh business day after the Offer Date and terminating on the last date upon which holders of Common Shares may accept the Offer;

b. "Offer" means an offer to purchase all of the Common Shares (or an acceptance of an offer to sell Common Shares) which must, by reason of applicable securities legislation or by laws, regulations or policies of a stock exchange on which the Common Shares are listed, be made to each holder of Common Shares whose last address on the records of the Corporation is in a province or territory of Canada to which the relevant requirement applies;

c. "Offer Date" means the date on which an Offer is made; and

d. "transfer agent" means the transfer agent for the Common Shares, which transfer agent may be the Corporation.

5.16 Subject to Sections 5.17 and 5.19, if an Offer is made and the Current Market Price of the Common Shares as at the Offer Date is greater than the Conversion Price then notwithstanding Section 5.1, each outstanding Performance Share shall be convertible into Common Shares on the Conversion Basis determined as at the Offer Date at the option of the holder during the Conversion Period for the purpose only of tendering such shares under the Offer. The conversion right provided for

in this Section 5.16 may be exercised by notice in writing given to the transfer agent accompanied by the share certificate or certificates representing the Performance Shares in respect of which the holder desires to exercise such right of conversion, and such notice shall be executed by the holder of the Performance Shares registered on the books of the Corporation, or by his duly authorized attorney, and shall specify the number of Performance Shares which the holder desires to have converted and tendered. The holder shall pay any governmental or other tax imposed on or in respect of such conversion. Upon receipt by the transfer agent of such notice and share certificate or certificates, and such documents as are necessary to tender the Common Shares received on conversion to the Offer, the Corporation shall issue or cause to be issued a share certificate representing fully paid Common Shares as above prescribed and in accordance with Sections 5.16 and 5.18. If less than all of the Performance Shares represented by any share certificate are to be converted and tendered, the holder shall be entitled to receive a new share certificate representing in the aggregate the number of Performance Shares represented by the original share certificate which are not to be converted.

5.17 The conversion right provided for in Section 5.16 shall not come into effect if:

a. contemporaneously with the Offer, an offer is made to the holders of Performance Shares upon the same terms and conditions as those contained in the Offer, including the consideration to be paid to the holders of Common Shares (adjusted to give effect to the Conversion Basis of the Performance Shares), and the offer is for the same percentage of Performance Shares as the percentage of Common Shares sought to be acquired under the Offer, excluding in each case the number of shares then owned by the offeror;

b. the Board of Directors determines within five business days after the Offer Date that the Offer is not bona fide or is made primarily for the purpose of causing the conversion right provided for in Section 5.16 to come into effect and not primarily for the purpose of acquiring Common Shares; or

c. the Offer is not completed in accordance with its terms.

5.18 If the events described in Sections 5.17(a), (b) or (c) hereof shall not have occurred within five business days after the Offer Date, the Corporation shall send as soon as reasonably possible to the holders of Performance Shares a notice containing a brief description of the rights of such holders hereunder.

5.19 The conversion of all Performance Shares delivered to the transfer agent for conversion and tender pursuant to Section 5.16 shall be subject to the provisions of this Section 5.19 and the Corporation shall make all arrangements with the transfer agent necessary or desirable to give effect to this Section 5.19. All Performance Shares delivered for conversion and tender pursuant to Section 5.16 shall be converted subject to completion of the Offer but no share certificates for Common Shares into which Performance Shares may be converted shall be delivered to the holders of such Performance Shares unless and

until the Offer is completed in accordance with its terms. The transfer agent shall tender under the Offer a certificate representing the Common Shares into which the Performance Shares have been converted. Upon completion of the Offer, the transfer agent shall deliver to the holders entitled thereto all consideration paid by the offeror pursuant to the Offer and the Corporation shall issue and the transfer agent shall deliver to the holders whose shares have been converted and tendered share certificates representing Common Shares that have not been taken up and paid for pursuant to the Offer. If the Offer is not completed, the right provided in Section 5.16 shall not be effective and the Corporation shall issue and the transfer agent shall deliver to the holders entitled thereto share certificates representing Performance Shares delivered to the transfer agent pursuant to Section 5.16.

6. REDEMPTION

6.1 Subject to applicable law, the Corporation shall have the right at any time after the Expiry Date to redeem all of the Expired Performance Shares held by a holder at the Expiry Time on the Expiry Date at a price per share equal to the Redemption Price.

6.2 Subject to applicable law, in the event that the Current Market Price of the Common Shares is less than the Conversion Price on the Outside Conversion Date, the Corporation shall redeem all outstanding Performance Shares which have yet to be converted at a price per share equal to the Redemption Price. In the event that the Corporation is unable to pay the Redemption Price in accordance with applicable law, the Performance Shares which were to be redeemed under this Section will be cancelled and the holders will only have the right to receive the Redemption Price per share.

6.3 On any redemption of Performance Shares under this Section 6, the Corporation shall give a notice in writing of the Corporation's redemption of the Performance Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Performance Shares to be redeemed. The Redemption Notice shall set out the calculation of the Current Market Price of the Common Shares, the date the Performance Shares are to be redeemed or are deemed to have been redeemed (the "Redemption Date") and, unless all the Performance Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to be redeemed.

6.4 Subject to Section 6.6, the Redemption Price (less any tax required to be withheld by the Corporation) shall be paid by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being or by such other reasonable means as the Corporation deems desirable. The mailing of such cheque from the Corporation's head office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date (or within ten (10) days after the Expiry Date in the case of a redemption pursuant to Section 6.1) shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque is not paid upon presentation or payment by

such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Performance Shares only upon presentation and surrender at the head office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Performance Shares to be redeemed.

6.5 If a part only of the Performance Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

6.6 At any time after a Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Performance Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

6.7 From and after the Redemption Date, the holders of Performance Shares called for redemption shall not be entitled to exercise any of the rights of shareholders in respect of such Performance Shares unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

6.8 Performance Shares which are redeemed or deemed to be redeemed in accordance with this Section 6 shall, subject to applicable law, be cancelled and shall not be reissued by the Corporation.

7. LIQUIDATION

7.1 The holders of Performance Shares shall not be entitled in the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs to any return of capital other than payment of the Redemption Price for each Performance Share in preference to the holders of Common Shares and the First Preferred Shares.

7.2 After payment to the holders of the Performance Shares of the amounts so payable to them in accordance with this Section 7, the holders of Performance Shares shall not be entitled to share in any further distribution of the property or assets of the Corporation and the First Preferred Shares.

8. AMENDMENTS

8.1 The rights, privileges, restrictions and conditions attached to the Performance Shares may be amended, modified, suspended, altered or repealed but only if consented to, or approved by, the holders of the Performance Shares in the manner hereinafter specified and in accordance with any requirements of applicable law and applicable stock exchange requirements.

9. CREATION OF ADDITIONAL SHARES

9.1 No class of shares may be created ranking as to return of capital in priority to or on a parity with the Performance Shares without the consent or approval of the holders of the Performance Shares in the manner hereinafter specified and in accordance with any requirements of applicable law.

10. APPROVAL BY HOLDERS OF PERFORMANCE SHARES

10.1 For the purpose of Sections 8 and 9, any consent or approval given by the holders of Performance Shares shall be deemed to have been sufficiently given if it shall have been given in writing by all the holders of the outstanding Performance Shares or by a resolution passed at a meeting of holders of Performance Shares duly called and held upon not less than 21 days' notice in writing to the holders at which the holders of not less than 20% of the then issued and outstanding Performance Shares are present or are represented by proxy and carried by the affirmative vote of not less than two thirds of the votes cast at such meeting. On every ballot cast at every meeting of the holders of the Performance Shares, every holder of a Performance Share shall be entitled to one (1) vote in respect of each Performance Share held. Subject to the foregoing, the formalities to be observed in respect of the giving or waiving of notice of any such meeting or adjourned meeting and the conduct thereof shall be those from time to time prescribed in the bylaws of the Corporation.

11. TRANSFER

11.1 Except with the consent of the Board of Directors, and, if applicable, any stock exchange on which the securities of the Corporation may be listed from time to time, the Performance Shares shall not be transferable.

Name/Structure Change Alberta Corporation - Registration Statement

Service Request Number: 7339684
Corporate Access Number: 2011569650
Legal Entity Name: FAIRQUEST ENERGY LIMITED
French Equivalent Name:
Legal Entity Status: Active

Alberta Corporation Type: Named Alberta Corporation
New Legal Entity Name: FAIRQUEST ENERGY LIMITED
New French Equivalent Name:
Nuans Number: 82804521
Nuans Date: 2005/03/04
French Nuans Number:
French Nuans Date:

Share Structure: SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions: SEE SCHEDULE "B" ATTACHED HERETO
Number of Directors:
Min Number Of Directors: 1
Max Number Of Directors: 11
Business Restricted To: NONE
Business Restricted From: NONE
Other Provisions: SEE SCHEDULE "C" ATTACHED HERETO
BCA Section/Subsection: 173(1)(D) & (E)

Professional Endorsement Provided:
Future Dating Required:

Annual Return

No Records returned

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/03/07
Restrictions on Share Transfers	ELECTRONIC	2005/03/07

Other Rules or Provisions	ELECTRONIC	2005/03/07
Share Structure	ELECTRONIC	2005/05/25

Registration Authorized By: SPENCER M. COUPLAND
SOLICITOR

CORPORATE ACCESS NUMBER: 2011569650



BUSINESS CORPORATIONS ACT

CERTIFICATE

OF

INCORPORATION

FAIRQUEST ENERGY LIMITED
WAS INCORPORATED IN ALBERTA ON 2005/03/07.


REGISTRAR OF
CORPORATIONS

Articles of Incorporation
For
FAIRQUEST ENERGY LIMITED

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	SEE SCHEDULE "B" ATTACHED HERETO
Number of Directors:	
Min Number of Directors:	1
Max Number of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "C" ATTACHED HERETO

Registration Authorized By: GRANT A. ZAWALSKY
SOLICITOR

SCHEDULE "A"

Unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

SCHEDULE "B"

No shares of the Corporation shall be transferred without the approval of the directors, provided that approval of any transfer of shares may be given as aforesaid after the transfer has been effected upon the records of the Corporation, in which event, unless the said approval stipulates otherwise, the said transfer shall be valid and shall take effect as from the date of its very entry upon the books of the Corporation.

SCHEDULE "C"

a. The number of shareholders of the Corporation, exclusive of

   i. persons who are in its employment or that of an affiliate, and;

   ii. persons who, having been formerly in its employment or that of an affiliate, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of that Corporation after termination of that employment,

   is limited to not more than 50 persons, 2 or more persons who are the joint registered owners of 1 or more shares being counted as 1 shareholder.

b. Any invitation to the public to subscribe for the securities of the Corporation is prohibited.

c. The directors of the corporation may, without authorization of the shareholders:

   i. borrow money on the credit of the Corporation;

   ii. issue, reissue, sell or pledge debt obligations of the Corporation;

   iii. subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

d. The directors may, by resolution, delegate the powers referred to in subsection (c) hereof to a director, a committee of directors or an officer.

e. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

f. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

Incorporate Alberta Corporation - Registration Statement

Service Request Number:	7054012
Alberta Corporation Type:	Named Alberta Corporation
Legal Entity Name:	FAIRQUEST ENERGY LIMITED
French Equivalent Name:	
Nuans Number:	82804521
Nuans Date:	2005/03/04
French Nuans Number:	
French Nuans Date:	

REGISTERED ADDRESS

Street:	1400, 350 - 7TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

RECORDS ADDRESS

Street:	1400, 350 - 7TH AVENUE SW
Legal Description:	
City:	CALGARY
Province:	ALBERTA
Postal Code:	T2P 3N9

ADDRESS FOR SERVICE BY MAIL

Post Office Box:	
City:	
Province:	
Postal Code:	
Internet Mail ID:	

Share Structure:	SEE SCHEDULE "A" ATTACHED HERETO
Share Transfers Restrictions:	SEE SCHEDULE "B" ATTACHED HERETO
Number of Directors:	
Min Number Of Directors:	1
Max Number Of Directors:	11
Business Restricted To:	NONE
Business Restricted From:	NONE
Other Provisions:	SEE SCHEDULE "C" ATTACHED HERETO

Professional Endorsement Provided:
Future Dating Required:
Registration Date: 2005/03/07

Director

Last Name: ZAWALSKY
First Name: GRANT
Middle Name: A.
Street/Box Number: 1400, 350 - 7TH AVENUE SW
City: CALGARY
Province: ALBERTA
Postal Code: T2P 3N9
Country:
Resident Canadian: Y

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/03/07
Restrictions on Share Transfers	ELECTRONIC	2005/03/07
Other Rules or Provisions	ELECTRONIC	2005/03/07

Registration Authorized By: GRANT A. ZAWALSKY
SOLICITOR

ARTICLES OF INCORPORATION

Business Corporations Act (Alberta)
Section 6

1. **Name of Corporation:**	
FAIRQUEST ENERGY LIMITED	2011569650

2. **The classes of shares and any maximum number of shares that the corporation is authorized to issue:**

   See Schedule "A" attached hereto

3. **Restriction on Share Transfers, if any:**

   See Schedule "B" attached hereto

4. **Number, or minimum and maximum number, of directors that the corporation may have:**

   Minimum of one (1); Maximum of eleven (11)

5. **If the corporation is restricted FROM carrying on a certain business, or restricted TO carrying on a certain business, specify the restriction(s):**

   None

6. **Other Provisions (*if any*):**

   See Schedule "C" attached hereto

7. **Date authorized by Incorporators: 2005/03/07** (Year/Month/Day)

Incorporators

Name of Person Authorizing *(please print)*	Address: *(including postal code)*
Grant A. Zawalsky	1400, 350 – 7th Avenue SW Calgary, Alberta T2P 3N9
Signature [signature]	

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

G:\057383\0017\Art of Inc.doc

SCHEDULE "A"

Unlimited number of common shares without nominal or par value to which shares shall be attached the following rights (i) to vote at any meeting of shareholders of the Corporation; (ii) to receive any dividend declared by the Corporation; and (iii) to receive the remaining property of the Corporation upon dissolution.

SCHEDULE "B"

No shares of the Corporation shall be transferred without the approval of the directors, provided that approval of any transfer of shares may be given as aforesaid after the transfer has been effected upon the records of the Corporation, in which event, unless the said approval stipulates otherwise, the said transfer shall be valid and shall take effect as from the date of its very entry upon the books of the Corporation.

SCHEDULE "C"

a. The number of shareholders of the Corporation, exclusive of

   i. persons who are in its employment or that of an affiliate, and;

   ii. persons who, having been formerly in its employment or that of an affiliate, were, while in that employment, shareholders of the Corporation and have continued to be shareholders of that Corporation after termination of that employment,

is limited to not more than 50 persons, 2 or more persons who are the joint registered owners of 1 or more shares being counted as 1 shareholder.

b. Any invitation to the public to subscribe for the securities of the Corporation is prohibited.

c. The directors of the corporation may, without authorization of the shareholders:

   i. borrow money on the credit of the Corporation;

   ii. issue, reissue, sell or pledge debt obligations of the Corporation;

   iii. subject to the Business Corporations Act of Alberta, give a guarantee on behalf of the Corporation to secure performance of an obligation of any person, and;

   iv. mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Corporation, owned or subsequently acquired, to secure any obligation of the Corporation.

d. The directors may, by resolution, delegate the powers referred to in subsection (c) hereof to a director, a committee of directors or an officer.

e. The directors may, between annual general meetings, appoint one or more additional directors of the Corporation to serve until the next annual general meeting, but the number of additional directors shall not at any time exceed 1/3 of the number of directors who held office at the expiration of the last annual general meeting of the Corporation.

f. Meetings of the shareholders may be held at any place within Alberta or at any of the following cities: Vancouver, British Columbia; Victoria, British Columbia; Winnipeg, Manitoba; Toronto, Ontario; Ottawa, Ontario; Montreal, Quebec; or Halifax, Nova Scotia.

1"THE PROVISION OF THE INFORMATION CONTAINED IN THIS REPORT IS SUBJECT TO THE TERMS AND CONDITIONS CONTAINED ON THE BACK HERE OF."

===

Name	Jurisdiction / Number	Date
FAIRQUEST ENERGY LIMITED	AB 82804521 PROP.BURDUCK	2005Mr04
FAIRQUEST RESOURCES LIMITED	AB 82804492 PROP.BURDUCK	2005Mr04
FAIRPORT ENERGY CORPORATION	Ab 0204730956 Start Amalgn	1990Oc31 2004De02
FAIRSTONE EXPLORATION LTD	AB 82804500 PROP.BURDUCK	2005Mr04
FAIRSTAR EXPLORATIONS INC URBAN MONTRE	CD 1888846	1985Al15 1987Oc01
EXPLORATIONS FAIRSTAR INC URBAN MONTRE	CD 1888846	1985Al15 1987Oc01
FAIRCREST TECHNOLOGY MANAGEMENT INC ON	CD 4132564 Dissolved	2002De19 2004De08
FIREQUEST	Ab CRY161773 Partnrship	1988Se06
FAIRBORNE ENERGY LTD	Ab 0209685858 New_Name StrucChg 3-10Drs Nu2002Fe08	2002Ja09 2005Fe10
FITQUEST LTD	Ab 0207308750 New_Name Nu1997Ma01	1997Mr10 2004Mr25
FAIRCREST ENTERPRISES INC	Ab 0204919484 Reviv 1-6Drs 2001Oc15	1991Al23 2004Al23
ALL-WEST GLASS FAIRVIEW LTD	Ab 0200907913 New_Name StrucChg ContBCA 1-7Drs Nu1992De03	1976Ma14 2004Jl09
BERGQUIST FARMING ATHABASCA T0G 0B0	Ab TN6516348 Trade_Name	1995Al24
FAIRPLAST LIMITED URBAN MONTRE	CD 929441	1975Jl31 1993Ma13
FORQUEST HOLDINGS LTD	Ab 0203213384 New_Name Nu2003Fe25	1984No26 2003No05
FAIRVIEW CLASSIC COLLISION LTD	AB 81984960 PROP.ACCUED	2004De01
FAIR EQUITIES LTD	Ab 0208629113 New_Name Reviv 1-7Drs Nu2000Jn30	2000Ja20 2004Se02

Name	Registration	Date
FIGURES LADIES FITNESS FACIL	Ab TN10844561 Trade_Name Commence	2004Ja06 2004Ja31
LIFEQUEST SHERWOOD PARK T8A 5J7	Ab TN6865794	1996Mr11 Trade_Name
FAIRCUBE NETWORKS INC ON	CD 6128238	2003Au14
FAIRVIEW CLASSIC COLLISION LTD	Ab 2011406259	2004De01 1-7Drs
FAIRVIEW JANITORIAL JANITORIAL	Ab TN10423234 Trade_Name Commence	2003Al16 Nu2003Ja01
FAR EAST CURIOS	Ab CRY021869	1978Fe15 Trade_Name
BERQUIST TRUCKING MEDICINE HAT T1B 1B7	Ab TN6800924	1996Ja10 Trade_Name
FAIR AND SQUARE CUSTOM FINISHING LTD	AB 81441252 PROP.RRR	2004Se30
FAIRWAY ELECTRIC LTD	Ab 0200656122 ContBCA 1984Ja31	1973Fe09 2004Jn28
FAIRVEND EXPLORATION INC	Ab 2011367295	2004No08 1-9Drs
BERGQUIST INTERNATIONAL ENTERPRISES INC	Ab 0207794488 1-3Drs	1998Mr31 2004Mr03
FAIRCREST FILMS LIMITED MUNIC. OTTAW	CD 427276 Dissolved	1972Se28 2004Ma06
FIREQUEST LTD	Ab 0204133698 Numbered Ex1997Oc16 *OldCpName	1989De15 2005Fe18
WALLYS WELDING (FAIRVIEW) LTD	Ab 0201188588 ContBCA 1984Ja24	1978Ma24 2004Jn23
FAIR AND SQUARE CUSTOM FINISHING LTD	Ab 2011310121	2004Oc05 1-5Drs
BASIC REQUESTS RED DEER T4N OL4	Ab TN6680078	1995Se12 Trade_Name
FAIRWAY CUSTOM CLUBS AND REPAIR EDMONTON T5T 0K5	Ab TN4921003	1991Al29 Trade_Name

===

Name	Details		
BYREQUEST INC	Ab 0207545856		1997Se12
	StrucChg 1-11Drs	2001Au08	2005Ja04
FAIRVIEW MACHINING AND FABRICATION	Ab TN9692963		2002Ja14
MACHINING AND FABRIC		Trade_Name	Commence
FAIRVIEW INSULATION	Ab PT8228066		1999Mr17
INSULATION BUISNESS	Partnrship Commence	Nu1999Mr01	
PERRY QUEST LTD	Ab 0208477455		1999Se28
	New_Name 1-7Drs	Nu2000Fe16	2005Ja07
FAIRWAY MOTORS	Ab TN9487638		2001Au23
USED CAR SALES		Trade_Name	Commence
BERGQUIST & ASSOCIATES INC	Ab 0207866252		1998Ma27
	New_Name 1-15Drs	Nu1998Jn24	2004Ma27
HEY! WIRE ELECTRIC (FAIRVIEW) LTD	Ab 0202230033		1980Fe18
	New_Name ContBCA	Nu1983Ma10	2005Fe07
FAIRVIEW FITTINGS & MANUFACTURING LIMITED	Ab 0210125399		1975Se11
REXDALE M9W 5C4	E.P.Corp Form	Nu1975Se11	2004Oc29
PRAIRIE RIVER QUEST	Ab TN7691835		1997De23
RAPTOR CENTRE	Trade_Name Commence	Nu1997No14	
FAIRWEATHER WELDING LTD	AB 81383370		2004Se23
	PROP.K.V.P.		
R-QUEST INC	Ab 0207819616		1998Al22
		1-7Drs	2003Jn12
FAIRVIEW LIGHT AND POWER COMPANY	Ab PCR000061		1937No24
		Partnrship	
FAIRVIEW ELECTRONICS	Ab CAL015521		1963Jl31
		Trade_Name	
RAYQUEST HOLDINGS LTD	Ab 0203773932		1987De29
	StrucChg Amalgn 1-7Drs	2000No20	2004De14
FAIRVIEW ELECTRONICS	Ab CAL012669		1959De11
		Trade_Name	
PACWEST RESOURCES LTD	Ab 0206717555		1995Oc17
	New_Name	Nu1995De21	2004Oc26
FAIRVIEW FLOUR MILLS	Ab PCR000045		1931De08
		Trade_Name	

Name	Number	Date / Type
VICWEST STEEL	Ab CRY148634	1987De29 Trade_Name
VICWEST STEEL TORONTO	Ab PT4550844	1990Ja17 Partnrship
VICWEST STEEL TORONTO	Ab PT6298236	1994Oc25 Partnrship
FAIR CANADA ENGINEERING LTD	Ab 0203087374	1984Ja10 2005Fe09
FAIRWAY AUTO SALES RED DEER T4N 4G7	Ab TN4458733	1989Jl26 Trade_Name
CROWSNEST CORRIDOR TRADE FAIR	Ab CRY153968	1988Al08 Trade_Name
THE FAIRWAY GARAGE	Ab CAL009617	1954Jl23 Partnrship
QUESTAR ENGINEERING	Ab CRY125823	1986Se10 Partnrship
FAIRWAY APPLIANCE SERVICE	Ab CRY123879	1986Jl22 Trade_Name
FAIRBAIRN MACHINING MACHINING	Ab TN11474582	2005Ja13 Trade_Name Commence
AG QUEST INTERNATIONAL CALGARY	Ab TN4568150	1990Ja30 Trade_Name
HIGHQUEST INTERNATIONAL CALGARY T2W 5K5	Ab TN5250022	1992Al13 Trade_Name
DALE RICHARDSONS WELDING (FAIRVIEW) LTD	Ab 0202268587	1980De31 ContBCA 1984Ja26 2004Al13
FAIRWAY CAR SALES	Ab CAL009163	1953Mr03 Trade_Name
FAIRVIEW R.V. PARK & STORAGE LTD	Ab 0205827348	1993Se30 New_Name Nu1999De10 2004Se17
AQUEST ENERGY LTD	Ab 2010986681	2004Mr31 Amalgn 3-15Drs
FAIRVIEW ROTARY GOOD FOR KIDS SOCIETY	Ab 0507368264	1997Ma01 Ab.Socty 2003Jl22

LATEST NUANS UPDATES - Canada 2005Fe27, Alberta 2005Fe28

CONTENTS OF THIS REPORT ARE DEPENDENT ON THE INPUT PARAMETERS SELECTED BY THE USER. PENDING APPLICATIONS ARE UPDATED WHERE NECESSARY AT ADVERTISEMENT AND REGISTRATION. TYPICALLY THERE IS A 6 WEEK LAPSE BETWEEN FILING & AVAILABILITY FOR SEARCH. ERRORS/OMISSIONS SHOULD BE REPORTED TO THE TRADE MARKS OFFICE BY TELEPHONING (819) 994-9614.

? FAIRQUEST

*

FLOORQUEST 1067793 TMA 601706 37,19,8,42.Flooring products and
Use-2002Mr24 2000Au03 2004Fe09 accessories therefor, namely wood
floors, la> FLOORFELLOW LTD.

*

FAIRHURST 230859-TMA 104624 19,20.Wardrobes, folding partitions and
Use-1951Au 1955Jn14 1956Oc12 Expunged parts for wardrobes and folding
> JOHN T. FAIRHURST CO.,

*

FAIR & SQUARE LTD 1229299 37,42,35,Home repairs services including home
Prop.use 2004Se07 Advertised inspections and renovation co>
LAURENT BOURQUE

*

FAIRE LE LIEN ENTRE LES SEMENCES ET LES 35,31,42,1,Agronomic advice in the
Allowed 1188543 area of agricultural seed selection.
Prop.use 2003Se08 PIONEER HI-BRED INTERN

*

THE FAIRIES & STAR; 1013770 41,9.Pre-recorded compact discs, pre-recorded
Prop.use 1999Al28 Allowed video tapes, audio tapes,>
THE FAIRIES DEVELOPMEN

*

LA TECHNOLOGIE ET LE SAVOIR-FAIRE AU SER 37,11,39,7.Equipment and accessories
Allowed 1145087 for indoor air quality, namely, ventilat>
Use-2002Jn01 2002Jl03 IMPERIAL SHEET METAL L

*

EQUI-FAIR 567891 TMA 335210 41,18,Operating a trade fair featuring
1986Au18 1987De11 equestrian products from around t>
SPRUCE MEADOWS, A SOLE

*

FAIRWAY CARPET 621085 TMA 379117 27,19,6,20.Carpets, broadloom, area
Use-1982Au17 1988De12 1991Fe01 rugs, vinyl sheet flooring, vinyl
tiles, > FAIRWAY CARPET LIMITED

*

FERG'S FAERIES 752376 TMA 445647 39,21,20,19.Ornamental models and
Use-1993No02 1994Al20 1995Jl28 ornamental figures and ornamental
figurines > FERG GADZALA,

*

FAIR TV ; 1031379 TMA 556508 38,9.Appareils pour la reproduction,
1999Oc05 2002Ja17 la transmission, l'enregistrement >
THOMSON MULTIMEDIA

*

BEST CARE WEB FARES 1105243 TMA 592196 39,42,35,41,Travel services, namely
2001Jn05 2003Oc14 making reservations and bookings for
trans> YX PROPERTIES, L.L.C.,

*

QUOI FAIRE 1129789 TMA 584983 42,9,35,36.Guides regionaux
Use-2002Ja31 2002Ja31 2003Jl10 d'evenements, spectacles, restaurants
et boutique> QUOI FAIRE AU QUEBEC.C

*

POUR N'EN FAIRE QU'A VOTRE STYLE 3.Hair care preparations.
1129925 TMA 590373
Use-2000De 2002Fe01 2003Se19 ALBERTO-CULVER COMPANY

LE CONTENU DE CE RAPPORT DE MARQUE DE COMMERCE EST DEPENDANT DES PARAMETRES DES DONNEES CHOISIS PAR L'UTILISATEUR. LES DEMANDES EN SUSPENS SONT MISES-A-JOUR LORSQUE NECESSAIRE, LORS DE L'ANNONCE ET DE L'ENREGISTREMENT. TYPIQUEMENT, IL Y A UN DELAI DE 6 SEMAINES ENTRE LE DEPOT ET LA DISPONIBILITE POUR FIN DE RECHERCHE. TOUTES ERREURS /OMISSIONS DOIVENT-ETRE RAPPORTEES AU BUREAU DES MARQUES DE COMMERCE EN TELEPHONANT A (819) 994-9614.

? FAIRQUEST

*

FAIRLUCENT 1177457 TMA 632691 3,5,16,21.Soaps, medicated soap, sun
Use-1997Se02 2003Ma08 2005Fe14 tanning preparations, bubble bath,
bath> NIPPON MENARD COSMETIC

*

GUTENBERG FAIR 912485
9(1)niii:Pub.Auth 2000Se08 Advertised ABC CANADA LITERACY FO

*

FIGURES; 914309
9(1)niii:Pub.Auth 2002Ma27 Advertised HOPITAL GENERAL DE HAW

*

ARQUEST 1160229 42,9,16,11.Computer software in the nature of an
Prop.use 2002No26 Opposed architectural model for asse>
LOCKHEED MARTIN CORPOR

*

QUESTAIR; 1061457 40,1,7,42.Gas separation processing systems,
Use-2000Ma31 2000Jn01 Allowed namely separators for the clean>
QUESTAIR TECHNOLOGIES

*

ENCHANTED FAIRY DUST 1150034 14,26,25.Jewelry, namely rings, necklaces,
Prop.use 2002Au19 Allowed bracelets, body patches, earring>
PRECO MANUFACTURING, I

*

NURSING JOB FAIR 483744 TMA 283492 35,41,42,39,Conducting employment
Use-1978Fe 1982Mr12 1983Se23 recruiting conventions for nurses.
PRIME NATIONAL PUBLISH

*

FARCUS 601618 TMA 426387 41,16,42,35.Cartoon strips. (2)
Use-1987Oc31 1988Fe25 1994Al22 Clothing, namely, t-shirts; printed
matter, na> LAUGHINGSTOCK LICENSIN

*

SIMPLE, FAIR, INEXPENSIVE 38,9,Telecommunications services, namely, long
793340 TMA 476348 distance voice and data >
Use-1992Jn30 1995Se20 1997Ma14 QWEST COMMUNICATIONS I

*

NOTRE SAVOIR-FAIRE EST VOTRE MEILLEURE G 36,Insurance services.
820784 TMA 516901
1996Au15 1999Se23 ROYAL & SUN ALLIANCE I

*

FAIRVIEW A FITTING TEAM ; 39,6,37,7.Brass and steel fittings, hose and
844539 TMA 501125 tubing, valves and controls for>
Use-1988 1997Ma09 1998Se24 FAIRVIEW FITTINGS & MA

*

FAIRVIEW IN OVAL; 844540 TMA 501149 39,6,37,7.Brass and steel fittings,
Use-1970 1997Ma09 1998Se24 hose and tubing, valves and controls
for> FAIRVIEW FITTINGS & MA

TM Update 2005Mr01 ApplNo 1248400 Filed 2005Fe24

TERMS AND CONDITIONS

Definitions:
'Customer' refers to a person, firm or other entity who receives a NUANS Report directly or indirectly from HP pursuant to a written agreement with HP, or who relies on such Report without the benefit of any written agreement with HP.

"HP" shall at all times refer to Hewlett-Packard (Canada) Co.

(a) There are no representations or warranties, expressed or implied, oral or written, in fact or by operation of law or otherwise, except as herein expressly stated. In no event shall HP be liable for any indirect, special or consequential damages for any reason whatsoever including any damages arising out of Customer's access to or use of services, data or reports provided under the Agreement between the Customer and HP, including responsibility or liability resulting from the inaccuracy and/or omissions of NUANS Reports or NUANS Database Pre-Searches.

(b) HP'S liability for direct damages resulting from HP'S negligence or breach of contract in the execution of services (including delivery of data and reports) under its Agreement with the Customer shall be limited to the total charge for the services giving rise to the loss or damage.

(c) Where a Customer is required to re-order a NUANS Report because the Customer did not receive the first report or because of a demonstrable omission or inaccuracy therein, HP'S sole liability in the case of non-receipt by Customer shall be to waive all charges with respect thereto, provided that in all such cases HP shall not be liable for any failure in the case of an Act of God, riots, insurrection, or any other event beyond HP'S direct control, and provided in all cases that the Customer provide HP with satisfactory evidence of one of the above-mentioned failures within fifteen (15) days of the alleged date of such failure.

(d) The Customer agrees to indemnify HP and to hold it harmless from any loss or liability to the Customer, or to any third parties for any injuries or damages not caused by HP'S negligence which result from the Customer's access to or use of any such report or data and operation of any machines in the control of HP, from the Customer's use of HP'S premises or premises which HP is authorized to use, or from any error or inaccuracy in the preparation and formulation of a request for a NUANS Report.

(e) The Customer acknowledges that HP is subject to certain time and other restrictions in compiling its data base for purposes of delivering a NUANS Report or a NUANS Database Pre-Search and the Customer shall so advise any third party to whom it disseminates such Report or Pre-Search. HP shall not be held liable by the Customer or by any third party for the failure of a NUANS Report or a NUANS Database Pre-Search to disclose any name with prior rights. HP expressly excludes all liability and damages resulting from the inaccuracy or incompleteness of, or omissions from, any NUANS Report.

CONDITIONS GÉNÉRALES

Définitions:
On entend par 'client' une personne, une entreprise ou toute autre entité qui reçoit directement ou indirectement de HP un rapport NUANS en conformité avec une entente écrite avec HP, ou qui compte sur un tel rapport sans avoir conclu d'entente écrite avec HP.

Le terme "HP" fait toujours référence à Hewlett-Packard (Canada) Cie

(a) Sauf mention contraire dans le présent contrat, HP ne reconnaît aucune représentation ni garantie expresse ou implicite, verbale ou écrite, dans les faits ou par l'effet de la loi ou de toute autre disposition. HP ne peut en aucun cas être tenue responsable de dommages spéciaux, indirects ou accessoires, dont les dommages résultants de l'obtention ou de l'utilisation par le client des données, rapports ou services fournis en vertu des présentes, y compris toute responsabilité découlant d'inexactitudes ou d'omissions dans les rapports NUANS ou dans les rapports de recherche préliminaire NUANS.

(b) La responsabilité de HP pour tout dommage direct résultant de la négligence de HP ou de la violation du contrat dans l'exécution des services (y compris la fourniture de données et de rapports) en vertu des présentes sera limitée au montant total des frais exigés pour les services qui ont donné lieu à la perte ou au dommage.

(c) Si le client est obligé de redemander un rapport NUANS parce que HP a omis de produire le premier rapport selon ses obligations, la seule responsabilité de HP consistera à renoncer à tous les frais associés à cette demande, à condition que HP soit exemptée de toute responsabilité si le manquement est dû à un cas de force majeure, à des émeutes, à des insurrections ou à toute autre cause indépendante de la volonté de HP; par ailleurs, le client sera aussi tenu de fournir à HP des pièces justificatives satisfaisantes d'un tel manquement dans un délai de quinze (15) jours suivant la date prétendue de chaque manquement.

(d) Le Client convient d'indemniser HP et de le dégager de toute responsabilité découlant d'une perte ou d'une obligation pour le client ou une tierce partie en raison de blessures ou de dommages qui ne résultent pas de la négligence de HP, mais plutôt du fait que le client a obtenu et utilisé le rapport ou les données et a fait fonctionné de l'équipement sous le contrôle de HP, qu'il a utilisé les locaux de HP ou des locaux que HP est autorisée à utiliser, ou qu'une erreur ou une inexactitude s'est glissée dans la préparation ou la formulation d'une demande de rapport NUANS.

(e) Le client reconnaît que HP est soumise à certaines restrictions liées au temps et à d'autres facteurs lorsqu'elle compile sa base de données en vue de produire un rapport NUANS ou un rapport de recherche préliminaire NUANS et il devra donc en prévenir toute tierce partie à qui il transmet le rapport NUANS ou le rapport de recherche préliminaire NUANS. HP ne peut être tenue responsable par le client ou toute tierce partie en cas d'omission de divulgation dans le rapport NUANS ou le rapport de recherche préliminaire NUANS de toute dénomination et remarque de commerce avec droit prioritaire. HP décline expressément toute responsabilité découlant d'inexactitudes ou d'omissions dans le rapport NUANS.

INTEROFFICE MEMO

To: **Marion Schlender**

From: **Victoria Stitt**

Date: **March 4, 2005**

Re: **Fairquest Resources Limited**
Fairstone Exploration Ltd.
Fairquest Energy Limited
(ALBERTA Name Reservation)
File # 57383-17

As requested, we have searched and reserved the above-noted corporation name. The reservation expires on **June 1 2005**.

The search was restricted to the jurisdiction of the corporate filing, but was not restricted to the particular types of business which the client carries on. The use of any name is subject to the laws of the jurisdiction where the company carries on business. Attached to this memorandum is a copy of the NUANS report for your review.

The proposed name appears to be:

☒ Available

☐ Consent is required from:

☐ Is confusing with the following name:

☐ Not Available:

☐ Other:

Please note that Corporate Registry will not prevent incorporation/registration . However, if it is evident at a later time that the general public is confused or misled in some way, you might be forced to change your company name.

The applicant assumes full responsibility for the decision to proceed with the proposed name, including the responsibility of the risk of any future confusion with any other corporate name, trade name, or trademark, whether it is listed on the attached NUANS report or not. Errors and omissions excepted.

Regards,

Victoria Stitt

I:\searches\Searches\NUANScoverletter.doc

Update Plan of Arrangement - No Amendment - Proof of Filing

Amendment Date: 2005/06/01

Service Request Number: 7363387
Corporate Access Number: 2011569650
Legal Entity Name: FAIRQUEST ENERGY LIMITED
Legal Entity Status: Active

Attachment

Attachment Type	Microfilm Bar Code	Date Recorded
Share Structure	ELECTRONIC	2005/03/07
Restrictions on Share Transfers	ELECTRONIC	2005/03/07
Other Rules or Provisions	ELECTRONIC	2005/03/07
Share Structure	ELECTRONIC	2005/05/25
Other Rules or Provisions	ELECTRONIC	2005/05/31
Articles/Plan of Arrangement/Court Order	10000104000164164	2005/06/01

Registration Authorized By: MICHAEL D. SANDRELLI
SOLICITOR



AI

1000010400016416 4
2011569650
Business Corporations Act
(Alberta)
Sections 193

1. Name of Corporation:	2. Corporate Access Number:
FAIRQUEST ENERGY LIMITED	2011569650

3. **In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:**

In accordance with the Order of the Court of Queen's Bench of Alberta dated May 27, 2005 approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule "A" (which is incorporated into and forms a part hereof), involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the securityholders of Fairborne, is hereby effected.

The Articles of Fairquest Energy Limited are not amended by the Plan of Arrangement.

C. Steven Cohen	[signature]
Name of Person Authorizing (please print)	Signature
Corporate Secretary	June 1, 2005
Title (please print)	Date

This information is being collected for purposes of corporate registry records in accordance with the Business Corporations Act. Questions about the collection of this information can be directed to the Freedom of Information and Protection of Privacy Co-ordinator for Alberta Registries, Research and Program Support, 3rd Floor, Commerce Place, 10155 – 102 Street, Edmonton, Alberta T5J 4L4, (780) 422-7330.

G:\057383\0017\Closing Documents\Articles of Arrangement (Fairquest).DOC

ARTICLES OF ARRANGEMENT

Business Corporations Act
(Alberta)
Sections 193

1. **Name of Corporation:**	2. **Corporate Access Number:**
FAIRQUEST ENERGY LIMITED	**2011569650**

3. **In accordance with the Order approving the Arrangement, the Articles of the Corporation are amended as follows:**

In accordance with the Order of the Court of Queen's Bench of Alberta dated May 27, 2005 approving an arrangement pursuant to section 193 of the *Business Corporations Act* (Alberta), the Plan of Arrangement, a copy of which is attached hereto as Schedule "A" (which is incorporated into and forms a part hereof), involving Fairborne Energy Ltd. ("Fairborne"), Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd. and the securityholders of Fairborne, is hereby effected.

The Articles of Fairquest Energy Limited are not amended by the Plan of Arrangement.

C. Steven Cohen	[signature]
Name of Person Authorizing (please print)	Signature
Corporate Secretary	June 1, 2005
Title (please print)	Date

Action No. 0501-06207

IN THE COURT OF QUEEN'S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 193 OF THE *BUSINESS CORPORATIONS ACT*, R.S.A. 2000, c. B-9, AS AMENDED;

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING FAIRBORNE ENERGY LTD., FAIRBORNE ENERGY TRUST, FAIRQUEST ENERGY LIMITED, FAIRBORNE ACQUISITION CORP., FAIRBORNE EXCHANGECO LTD. AND THE SECURITYHOLDERS OF FAIRBORNE ENERGY LTD.

BEFORE THE HONOURABLE JUSTICE C.A. KENT IN CHAMBERS	)))	**AT THE COURT HOUSE, AT CALGARY, ALBERTA, ON FRIDAY, THE 27TH DAY OF MAY, 2005.**

FINAL ORDER

UPON THE APPLICATION of Fairborne Energy Ltd. ("Fairborne") for approval of a proposed arrangement (the "Arrangement") under Section 193 of the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended ("*ABCA*");

AND UPON READING the Petition of Fairborne, the Affidavits of Robert A. Maitland sworn on April 25, 2005 and on May 27, 2005, and the exhibits referred to in the Affidavits;

AND UPON HEARING counsel for Fairborne;

AND UPON BEING ADVISED that no Notices of Intention to Appear have been filed with respect to this application;

AND UPON BEING ADVISED that the Executive Director of the Alberta Securities Commission has been served with notice of this application and does not intend to appear or make submissions with respect to this application;

AND UPON IT APPEARING that an annual and special meeting (the "Meeting") of Securityholders of Fairborne was called and conducted in accordance with the Interim Order of this Honourable Court dated April 26, 2005 (the "Interim Order"), that the required quorum was present at the Meeting, and that the Securityholders approved the Arrangement in the manner and by the requisite majorities provided for in the Interim Order;

AND UPON IT APPEARING that it is impracticable to effect the transactions contemplated by the Arrangement under any other provision of the *ABCA*;

AND UPON BEING SATISFIED based upon the evidence presented that the terms and conditions of the Arrangement and the procedures relating thereto are fair and reasonable to the Securityholders and that the Arrangement ought to be approved;

AND UPON BEING ADVISED that the approval of the Arrangement by this Court will constitute the basis for a claim to an exemption form the registration and prospectus requirements under Section 3(a)(10) of the *United States Securities Act of 1933* with respect to securities issued under the Arrangement;

IT IS HEREBY ORDERED, DECLARED AND DIRECTED THAT:

1. The Plan of Arrangement proposed by Fairborne, in the form attached as Schedule A to this Order, is hereby approved by this Court under Section 193 of the *ABCA* and will, upon the filing of the Articles of Arrangement under the *ABCA*, become effective in accordance with its terms and be binding on Fairborne, Fairborne Energy Trust, Fairquest Energy Limited, Fairborne Acquisition Corp., Fairborne ExchangeCo Ltd., the Securityholders of Fairborne and all other persons.

2. The terms and conditions of the Arrangement, and the procedures relating thereto, are fair and reasonable to the Securityholders and to other affected parties.

3. The Articles of Arrangement in respect of the Arrangement shall be filed pursuant to Section 193 of the *ABCA* on such date as Fairborne shall determine, provided that such date is not later than June 30, 2005.

4. Service of notice of this application, the notice in respect of the Meeting and the Interim Order is hereby deemed good and sufficient.

5. Service of this Order shall be made on all such persons who appeared on this application, either by counsel or in person, and upon the Executive Director.

J.C.Q.B.A.

ENTERED at Calgary, Alberta,

May ~~27~~ 31, 2005.

V.A. BRANDT (COURT SEAL)

Clerk of the Court of Queen's Bench

SCHEDULE A

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE

BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1
INTERPRETATION

1.1 In this Plan of Arrangement, the following terms have the following meanings:

(a) "**ABCA**" means the *Business Corporations Act*, Alberta R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA and a wholly–owned subsidiary of the Trust;

(c) "**AcquisitionCo Exchangeable Shares**" means the exchangeable shares of AcquisitionCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(d) "**AcquisitionCo Notes**" means the unsecured, subordinated promissory notes having substantially the terms summarized in Schedule A hereto, issuable by AcquisitionCo under the Arrangement in a principal amount per AcquisitionCo Note initially equal to 91% of the closing price of the Fairborne Common Shares on the Toronto Stock Exchange on the last trading day prior to the Effective Date,

(e) "**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k);

(f) "**Ancillary Rights**" means: (i) the optional exchange rights granted to the Trustee for the use and benefit of the holders of Exchangeable Shares pursuant to the Voting and Exchange Trust Agreement to require the Trust to exchange or purchase, as the case may be, or cause ExchangeCo to exchange or purchase, Exchangeable Shares for Trust Units, upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), or upon a Call Right (as defined in the Voting and Exchange Trust Agreement) being exercisable and the Trust and AmalgamationCo electing not to exercise such Call Right; (ii) the Automatic Redemption Rights (as defined in the Voting and Exchange Trust Agreement); and (iii) the Special Voting Right (as defined in the Trust Indenture);

(g) "**Arrangement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to the arrangement pursuant to section 193 of the ABCA set forth in this Plan of Arrangement as supplemented, modified or amended, and not to any particular article, section or other portion hereof;

(h) "**Arrangement Agreement**" means the arrangement agreement dated as of April 25, 2005 between Fairborne, AcquisitionCo, Fairquest, ExchangeCo and the Trust with respect to the Arrangement, and all amendments thereto;

(i) "**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

(j) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the Province of Alberta, for the transaction of banking business;

(k) "**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA, giving effect to the Arrangement;

(l) "**Class B Preferred Share Note**" means the unsecured promissory note issued by Fairborne to Fairquest in satisfaction of the redemption of all of the Class B Preferred Shares;

(m) "**Class B Preferred Shares**" means the Class B Preferred Shares of Fairborne with the rights, privileges and restrictions as substantially set forth in Schedule C hereto;

(n) "**Class B Preferred Share Stated Capital**" shall have the meaning ascribed thereto in Section 3.1(c)(ii);

(o) "**Court**" means the Court of Queen's Bench of Alberta;

(p) "**Depositary**" means Computershare Trust Company of Canada, or such other trust company as may be designated by Fairborne;

(q) "**Dissent Rights**" means the right of a Fairborne Shareholder and Fairborne Optionholder pursuant to section 191 of the ABCA and the Interim Order to dissent to the Arrangement Resolution and to be paid the fair value of the securities in respect of which the holder dissents, all in accordance with section 191 of the ABCA and the Interim Order;

(r) "**Dissenting Optionholders**" means registered Fairborne Optionholders who validly exercise the rights of dissent provided to them under the Interim Order;

(s) "**Dissenting Securityholders**" means Dissenting Optionholders and Dissenting Shareholders, collectively;

(t) "**Dissenting Shareholders**" means registered Fairborne Shareholders who validly exercise the rights of dissent provided to them under the Interim Order;

(u) "**Effective Date**" means the date on which the Arrangement is effective under the ABCA;

(v) "**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

(w) "**Election Deadline**" means 4:30 p.m. (Calgary time) on May 20, 2005 or, if the Meeting is adjourned, such time on the third Business Day immediately prior to the date of such adjourned Meeting;

(x) "**Eligible Holder**" means a Fairborne Shareholder that is not a Non-Resident Shareholder or a Tax-Exempt Shareholder;

(y) "**Exchangeable Share Maximum**" means the maximum number of AcquisitionCo Exchangeable Shares and Exchangeable Shares issuable pursuant to the Arrangement, not to exceed 8,000,000 AcquisitionCo Exchangeable Shares or Exchangeable Shares, as the case may be, as determined by the board of directors of Fairborne prior to the Effective Time;

(z) "**Exchangeable Shares**" means the exchangeable shares of AmalgamationCo with the rights, privileges and restrictions as substantially set forth in Schedule D hereto;

(aa) "**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA and a wholly-owned subsidiary of the Trust;

(bb) "**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

(cc) "**Fairborne Arrangement Resolution**" means the special resolution in respect of, among other things, the Arrangement in substantially the form attached as Appendix B to the Information Circular to be voted upon by Fairborne Shareholders and Optionholders at the Meeting;

(dd) "**Fairborne Common Shares**" means common shares of Fairborne;

(ee) "**Fairborne New Common Share**" means a Class A common share of Fairborne issued under Section 3.1(c), with the rights, privileges and restrictions as substantially set forth in Schedule B hereto;

(ff) "**Fairborne Options**" means the outstanding stock options, whether or not vested, to acquire Fairborne Common Shares and "**Fairborne Optionholders**" means the holders from time to time of Fairborne Options;

(gg) "**Fairborne Shareholder**" means a holder of Fairborne Common Shares or Fairborne New Common Shares, as the context requires;

(hh) "**Fairquest**" means Fairquest Energy Ltd., a corporation incorporated under the ABCA;

(ii) "**Fairquest Assets**" means the assets transferred to Fairquest pursuant to the Arrangement;

(jj) "**Fairquest Common Shares**" means the common shares of Fairquest;

(kk) "**Fairquest Conveyance**" means the transactions whereby Fairborne and other entities under Fairborne's control will convey the Fairquest Assets to Fairquest in consideration for the Fairquest Note and $10 million;

(ll) "**Fairquest Note**" means the unsecured promissory note issued by Fairquest to Fairborne in partial satisfaction of the purchase price under the Fairquest Conveyance;

(mm) "**Final Order**" means the final order of the Court approving this Arrangement under subsection 193(9) of the ABCA, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(nn) "**Information Circular**" means the information circular and proxy statement to be prepared by Fairborne and forwarded as part of the proxy solicitation materials to holders of Fairborne Common Shares and Fairborne Options in respect of the Meeting;

(oo) "**Interim Order**" means the interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to this Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

(pp) "**Letter of Transmittal**" means either of the Letter of Transmittals enclosed with the Information Circular pursuant to which Fairborne Shareholders are required to deliver certificates representing Fairborne Common Shares;

(qq) "**Meeting**" means the special meeting of Fairborne Shareholders and Fairborne Optionholders to be held on May 26, 2005 and any adjournments thereof to consider and vote on the Fairborne Arrangement Resolution;

(rr) **"Non-Resident Shareholder"** means a Fairborne Shareholder that is: (i) a Person who is not a resident of Canada for the purposes of the Tax Act; or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act;

(ss) **"Note Indenture"** means the note indenture to be made among Fairborne, AcquisitionCo and the Note Trustee governing the issuance of the AcquisitionCo Notes;

(tt) **"Note Trustee"** means Computershare Trust Company of Canada;

(uu) **"Person"** means any individual, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

(vv) **"Registrar"** means the Registrar appointed under section 263 of the ABCA;

(ww) **"Tax Act"** means the *Income Tax Act* (Canada), R.S.C. 1985, c.l. (5th Supp), as amended, including the regulation promulgated thereunder;

(xx) **"Tax-Exempt Shareholder"** means a Fairborne Shareholder that is exempt from tax under Part I of the Tax Act;

(yy) **"Trust"** means Fairborne Energy Trust, a trust established under the laws of Alberta pursuant to the Trust Indenture;

(zz) **"Trustee"** means Computershare Trust Company of Canada, the initial trustee of the Trust, or such other trustee, from time to time, of the Trust;

(aaa) **"Trust Indenture"** means the trust indenture dated as of April 20, 2005 between the Trustee and Fairborne, as amended from time to time;

(bbb) **"Trust Unit"** or **"Unit"** means a unit of the Trust; and

(ccc) **"Voting and Exchange Trust Agreement"** means the voting and exchange trust agreement to be entered into on the Effective Date.

1.2 The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3 Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4 Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, corporations, funds, unincorporated organizations, governments, regulatory authorities, and other entities.

1.5 The following schedules to this Plan of Arrangement are incorporated by reference herein and form part of this Plan of Arrangement:

Schedule A – Terms of AcquisitionCo Notes
Schedule B – Fairborne New Common Share Provisions
Schedule C – Class B Preferred Share Provisions
Schedule D – Terms of the Exchangeable Shares

1.6 In the event that the date on which any action is required to be taken hereunder by any of the parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7 References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

ARTICLE 2
ARRANGEMENT AGREEMENT

2.1 This Plan of Arrangement is made pursuant and subject to the provisions of the Arrangement Agreement.

2.2 This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issue of the Certificate, will become effective on, and be binding on and after, the Effective Time on: (i) the Fairborne Shareholders; (ii) the Fairborne Optionholders; (iii) Fairborne; (iv) the Trust; (v) Fairquest; and (vi) AcquisitionCo.

2.3 The Articles of Arrangement and Certificate shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3
ARRANGEMENT

3.1 The Arrangement involves a number of steps, including the following, which will be deemed to occur sequentially:

(a) the Fairborne Common Shares and Fairborne Options held by Dissenting Securityholders who have exercised Dissent Rights which remain valid immediately prior to the Effective Time shall, as of the Effective Time, be deemed to have been transferred to AcquisitionCo and cancelled and cease to be outstanding, and as of the Effective Time, such Dissenting Securityholders shall cease to have any rights as securityholders of Fairborne other than the right to be paid the fair value of their Fairborne Common Shares and Fairborne Options by AcquisitionCo;

(b) the deficit of Fairborne, if any, shall be eliminated by a reduction, without payment, of the stated capital of the Fairborne Common Shares in the amount of such deficit;

(c) the Fairborne New Common Shares and the Class B Preferred Shares shall be created as new classes of shares of Fairborne and each Fairborne Common Share will be exchanged and cancelled pursuant to a reorganization of the capital of Fairborne for one (1) Fairborne New Common Share and one (1) Class B Preferred Share and the stated capital of each:

(i) Fairborne New Common Share shall be set at the paid-up capital of each Fairborne Common Share exchanged less the Class B Preferred Share Stated Capital;

(ii) Class B Preferred Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Capital");

(d) subject to Sections 3.2 and 3.3 of this Plan of Arrangement, each Fairborne New Common Share held by Eligible Holders will be transferred to AcquisitionCo in accordance with the election or deemed election of the holder of such Fairborne New Common Shares and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit or one (1.0) AcquisitionCo Exchangeable Share (together with the Ancillary Rights);

(e) each Fairborne New Common Share held by Shareholders that are not Eligible Holders will be transferred to AcquisitionCo and in consideration therefor such holder shall receive in aggregate one (1.0) Trust Unit;

(f) AcquisitionCo will issue one (1) AcquisitionCo Note to the Trust for each Trust Unit issued pursuant to Sections 3.1(d) and (e);

(g) each Class B Preferred Share will be transferred to Fairquest in exchange for 0.333 of a Fairquest Common Share;

(h) the Fairquest Conveyance shall become effective and Fairquest shall deliver the Fairquest Note and pay $10 million to Fairborne in satisfaction of the purchase price;

(i) Fairborne shall redeem all of the Class B Preferred Shares held by Fairquest in consideration of the Class B Preferred Share Note;

(j) Fairborne shall transfer the Fairquest Note to Fairquest and Fairquest shall transfer the Class B Preferred Share Note to Fairborne and the Fairquest Note and Class B Preferred Share Note shall set-off against each other and be cancelled;

(k) Fairborne and AcquisitionCo shall be amalgamated and continued as one corporation, AmalgamationCo, in accordance with the following:

   (i) the stated capital of the Fairborne New Common Shares shall be reduced, without payment, to $1.00 in aggregate immediately prior to the amalgamation;

   (ii) the articles of AmalgamationCo shall be the same as the articles of AcquisitionCo except that authorized capital of AmalgamationCo shall consist of an unlimited number of common shares, an unlimited number of exchangeable shares with the rights, privileges and restrictions as substantially set forth in Schedule D, issuable in series, and the name of AmalgamationCo shall be "Fairborne Energy Ltd.";

   (iii) all of the shares of Fairborne which are owned by AcquisitionCo shall be cancelled without any repayment of capital;

   (iv) the shares of AcquisitionCo shall be cancelled and the following shares of AmalgamationCo shall be issued:

      (A) one hundred (100) common shares of AmalgamationCo shall be issued to the Trust; and

      (B) one (1.0) Exchangeable Share shall be issued for each issued and outstanding AcquisitionCo Exchangeable Share;

   (v) for greater certainty, the AcquisitionCo Notes of AcquisitionCo shall survive and continue to be AcquisitionCo Notes of AmalgamationCo without amendment;

   (vi) the property of each of the amalgamating corporations shall continue to be the property of AmalgamationCo;

   (vii) AmalgamationCo shall continue to be liable for the obligations of each of the amalgamating corporations;

   (viii) any existing cause of action, claim or liability to prosecution of either of the amalgamating corporations shall be unaffected;

(ix) any civil, criminal or administrative action or proceeding pending by or against either of the amalgamating corporations may be continued to be prosecuted by or against AmalgamationCo;

(x) a conviction against, or ruling, order or judgment in favour of or against, either of the amalgamating corporations may be enforced by or against AmalgamationCo;

(xi) the Articles of Amalgamation of AmalgamationCo shall be deemed to be the Articles of Incorporation of AmalgamationCo and the Certificate of Amalgamation of AmalgamationCo shall be deemed to be the Certificate of Incorporation of AmalgamationCo;

(xii) the by-laws of AmalgamationCo shall be the by-laws of AcquisitionCo;

(xiii) the first directors of AmalgamationCo shall be the directors of AcquisitionCo;

(xiv) the first officers of AmalgamationCo shall be the officers of AcquisitionCo; and

(xv) the registered office of AmalgamationCo shall be the registered office of AcquisitionCo;

(l) each Fairborne Option (whether vested or unvested) shall cease to represent the right to acquire Fairborne Common Shares (or other securities pursuant to the terms thereof) and each Fairborne Option shall only entitle the holder to acquire one (1.0) Trust Unit for each Fairborne Common Share which the holder was previously entitled to acquire under the Fairborne Option at a price per Trust Unit equal to the existing exercise price less an amount equal to the Class B Preferred Share Stated Capital; and

(m) the stated capital account of the Fairquest Common Shares shall be reduced, without payment, by the amount of the deficit as shown on the balance sheet of Fairquest as at the Effective Date.

3.2 Subject to Section 3.3, with respect to the election required to be made by an Eligible Holder pursuant to Section 3.1(d):

(a) each of such holders of Fairborne New Common Shares shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly completed Letter of Transmittal indicating such holder's election, together with certificates representing such holder's Fairborne Common Shares; and

(b) any holder of Fairborne New Common Shares who does not deposit with the Depositary a duly completed Letter of Transmittal prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.2(a) and the Letter of Transmittal or to elect to exchange Fairborne New Common Shares as contemplated by Section 3.1(d), shall be deemed to have elected to receive only Trust Units for each such holder's former Fairborne New Common Shares.

3.3 For greater certainty, with respect to any election required to be made by an Eligible Holder pursuant to Section 3.1(d), such holder may elect to receive either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights) or a combination thereof in exchange for the aggregate number of Fairborne New Common Shares in respect of which such an election is made provided, however, each individual Fairborne New Common Share may only be exchanged for either Trust Units or AcquisitionCo Exchangeable Shares (together with Ancillary Rights). In the event that the aggregate number of AcquisitionCo Exchangeable Shares that would, but for this Section 3.3, be issued to holders of Fairborne New Common Shares pursuant to Section 3.1(d), exceed the Exchangeable Share Maximum, then the number of AcquisitionCo Exchangeable Shares to be issued to any holder, subject to rounding, shall be determined by multiplying the total number of AcquisitionCo Exchangeable Shares otherwise issuable to such holder by a fraction, the numerator of which is the Exchangeable Share Maximum and the denominator of which is the aggregate number of AcquisitionCo Exchangeable Shares otherwise issuable

to all holders rounded to six digits; and a number of Trust Units will be issued to such holder as is necessary to ensure that the number of AcquisitionCo Exchangeable Shares and Trust Units issued for Fairborne New Common Shares of such holder, as applicable, is equal to the number of such Fairborne New Common Shares.

3.4 With respect to each holder of Fairborne Common Shares and Fairborne Options (other than Dissenting Securityholders), as the case may be, at the Effective Time:

(a) upon the exchange of Fairborne Common Shares for Fairborne New Common Shares and Class B Preferred Shares pursuant to Section 3.1(c):

(i) such former holder of Fairborne Common Shares shall be added to the register of holders of Fairborne New Common Shares and the name of such holder shall be removed from the register of holders of Fairborne Common Shares as it relates to the Fairborne Common Shares so exchanged; and

(ii) such former holder of Fairborne Common Shares shall be added to the register of holders of Class B Preferred Shares;

(b) upon the exchange of Fairborne New Common Shares for Trust Units, AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) or a combination thereof pursuant to Section 3.1(d), subject to Section 3.3:

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares;

(iii) AcquisitionCo shall allot and issue to such holder the number of AcquisitionCo Exchangeable Shares (together with the Ancillary Rights) issuable to such holder on the basis set forth in Section 3.1(d) and the name of such holder shall be added to the register of holders of AcquisitionCo Exchangeable Shares; and

(iv) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(d);

(c) upon the exchange of Fairborne New Common Shares for Trust Units pursuant to Section 3.1(e):

(i) such holder shall cease to be a holder of the Fairborne New Common Shares so exchanged and the name of such holder shall be removed from the registers of holders of Fairborne New Common Shares as they relate to the Fairborne New Common Shares so exchanged;

(ii) AcquisitionCo shall become the holder of the Fairborne New Common Shares so exchanged and shall be added to the registers of holders of Fairborne New Common Shares; and

(iii) the Trust shall allot to such holder the number of Trust Units issuable to such holder on the basis set forth in Section 3.1(e);

(d) upon the issuance of AcquisitionCo Notes for Trust Units pursuant to Section 3.1(f):

(i) the Trust shall become the holder of the AcquisitionCo Notes on the basis set forth in Section 3.1(f) and shall be added to the register of holders of AcquisitionCo Notes as it relates to the AcquisitionCo Notes so issued; and

(ii) the Trust shall issue to the holders entitled to such Trust Units pursuant to Sections 3.1(d) and (e) the number of Trust Units issuable to such holders on the basis set forth in Sections 3.1(d) and (e) and the names of such holders shall be added to the register of holders of Trust Units;

(e) upon the exchange of Class B Preferred Shares for Fairquest Common Shares pursuant to Section 3.1(g):

(i) such holder shall cease to be a holder of the Class B Preferred Shares so exchanged and the name of such holder shall be removed from the register of holders of Class B Preferred Shares as it relates to the Class B Preferred Shares so exchanged;

(ii) Fairquest shall become the holder of the Class B Preferred Shares so exchanged and shall be added to the register of holders of Class B Preferred Shares; and

(iii) Fairquest shall allot and issue to such holder the number of Fairquest Common Shares issuable to such holder on the basis set forth in Section 3.1(g) and the name of such holder shall be added to the register of holders of Fairquest Common Shares;

(f) upon the amalgamation of Fairborne and AcquisitionCo pursuant to Section 3.1(k) AmalgamationCo shall allot and issue to the former holders of AcquisitionCo Exchangeable Shares one (1) Exchangeable Share for each AcquisitionCo Exchangeable Share previously held; and

(g) each Fairborne Option shall be and be deemed to have been amended to entitle the holder only to acquire Trust Units on the basis set forth in Section 3.1(l) hereof and such Fairborne Option shall cease to entitle the holder to acquire any Fairborne Common Shares.

3.5 An Eligible Holder who elects, in whole or in part, to receive AcquisitionCo Exchangeable Shares (and Ancillary Rights) in exchange for Fairborne New Common Shares shall be entitled to make an income tax election, pursuant to subsection 85(1) or 85(2) of the Tax Act as applicable (and the analogous provisions of provincial income tax law) with respect to the exchange by such holder of Fairborne New Common Shares for AcquisitionCo Exchangeable Shares (and Ancillary Rights) by providing two signed copies of the necessary election forms to AmalgamationCo within 120 days following the Effective Date, duly completed with the details of the number of Fairborne New Common Shares transferred and the applicable agreed amounts for the purposes of such elections. Thereafter, the election forms will be signed and returned to such former holders of Fairborne Common Shares within 60 days after the receipt thereof by AmalgamationCo for filing with the Canada Revenue Agency (or the applicable provincial taxing authority). AmalgamationCo will not be responsible for the proper completion and filing of any election form and, except for the obligation of AmalgamationCo to so sign and return election forms which are received by AmalgamationCo within 120 days of the Effective Date, AmalgamationCo will not be responsible for any taxes, interest or penalties resulting from the failure by a former holder of Common Shares to properly complete or file the election forms in the form and manner and within the time prescribed by the Tax Act (or any applicable provincial legislation). In its sole discretion, AmalgamationCo may choose to sign and return an election form received by it more than 120 days following the Effective Date, but AmalgamationCo will have no obligation to do so.

ARTICLE 4
OUTSTANDING CERTIFICATES AND FRACTIONAL SECURITIES

4.1 From and after the Effective Time, certificates formerly representing Fairborne Common Shares under the Arrangement shall represent only the right to receive the consideration to which the holders are entitled

under the Arrangement, or as to those held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Common Shares represented by such certificates.

4.2 From and after the Effective Time, the option agreements providing for the Fairborne Options shall represent only the right to receive the consideration to which the holders are entitled under the Arrangement, or as to those held by Dissenting Optionholders, other than those Dissenting Optionholders deemed to have participated in the Arrangement pursuant to Section 3.1, to receive the fair value of the Fairborne Options represented by such option agreements.

4.3 AmalgamationCo and Fairquest shall, as soon as practicable following the later of the Effective Date and the date of deposit by a former holder of Fairborne Common Shares of a duly completed Letter of Transmittal and the certificates representing such Fairborne Common Shares, either:

(a) forward or cause to be forwarded by first class mail (postage prepaid) to such former holder at the address specified in the Letter of Transmittal; or

(b) if requested by such holder in the Letter of Transmittal, make available or cause to be made available at the Depositary for pickup by such holder,

certificates representing the number of Trust Units, Exchangeable Shares and/or Fairquest Common Shares issued to such holder under the Arrangement.

4.4 If any certificate which immediately prior to the Effective Time represented an interest in outstanding Fairborne Common Shares that were exchanged pursuant to Section 3.1 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to have been lost, stolen or destroyed, the Depositary will issue and deliver in exchange for such lost stolen or destroyed certificate the consideration to which the holder is entitled pursuant to the Arrangement (and any dividends or distributions with respect thereto) as determined in accordance with the Arrangement. The person who is entitled to receive such consideration shall, as a condition precedent to the receipt thereof, give a bond to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, which bond is in form and substance satisfactory to each of the Trust, AmalgamationCo and Fairquest and their respective transfer agents, or shall otherwise indemnify the Trust, AmalgamationCo and Fairquest and their respective transfer agents against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

4.5 All distributions made with respect to any Trust Units allotted and issued pursuant to this Arrangement but for which a certificate has not been issued shall be paid or delivered to the Depositary to be held by the Depositary in trust for the registered holder thereof. All monies received by the Depositary shall be invested by it in interest-bearing trust accounts upon such terms as the Depositary may reasonably deem appropriate, or be used for payment of all applicable taxes. Subject to Section 4.6, the Depositary shall pay and deliver to any such registered holder, as soon as reasonably practicable after application therefor is made by the registered holder to the Depositary in such form as the Depositary may reasonably require, such distributions and any interest thereon to which such holder, is entitled, net of applicable withholding and other taxes.

4.6 Any certificate formerly representing Fairborne Common Shares that is not deposited with all other documents as required by this Plan of Arrangement on or before the sixth anniversary of the Effective Date shall cease to represent a right or claim of any kind or nature and the right of the holder of such Fairborne Common Shares to receive certificates representing: (i) Trust Units (or any distributions thereon) or (ii) or Fairquest Common Shares. In such case, such Trust Units shall be returned to the Trust for cancellation, any distributions in respect thereof and any interest thereon shall be delivered to the Trust and any such Fairquest Common Shares shall be returned to Fairquest for cancellation.

4.7 No certificates representing fractional Trust Units, Exchangeable Shares or Fairquest Common Shares shall be issued pursuant to the Plan of Arrangement. In lieu of any fractional Trust Unit, Exchangeable Shares

or Fairquest Common Share, each registered holder of Fairborne Common Shares otherwise entitled to a fractional interest in a Trust Unit, Exchangeable Share or Fairquest Common Share will receive the nearest whole number of Trust Units, Exchangeable Shares or Fairquest Common Shares, as the case may be.

ARTICLE 5
DISSENTING SECURITYHOLDERS

5.1 Each registered holder of Fairborne Common Shares and Fairborne Options shall have the right to dissent with respect to the Arrangement in accordance with the Interim Order. A Dissenting Securityholder shall, at the Effective Time, cease to have any rights as a holder of Fairborne Common Shares or Fairborne Options, as the case may be, and shall only be entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable. A Dissenting Securityholder who is paid the fair value of the holder's Fairborne Common Shares or Fairborne Options, as applicable, shall be deemed to have transferred the holder's Fairborne Common Shares or Fairborne Options to AcquisitionCo for cancellation at the Effective Time, notwithstanding the provisions of section 191 of the ABCA. A Dissenting Securityholder who for any reason is not entitled to be paid the fair value of the holder's Fairborne Common Shares or Fairborne Options shall be treated as if the holder had participated in the Arrangement on the same basis as a non-dissenting holder of Fairborne Common Shares or Fairborne Options, notwithstanding the provisions of section 191 of the ABCA. The fair value of the Fairborne Common Shares or Fairborne Options, as the case may be, shall be determined as of the close of business on the last Business Day before the day on which the Arrangement is approved by the holders of Fairborne Common Shares and Fairborne Options at the Meeting or, if not the same day, the day the last approval is obtained; but in no event shall Fairborne, AcquisitionCo, AmalgamationCo or Fairquest be required to recognize such Dissenting Securityholder as shareholders or optionholders of Fairborne, AcquisitionCo, AmalgamationCo or Fairquest after the Effective Time and the names of such holders shall be removed from the applicable register of shareholders or optionholders as at the Effective Time. For greater certainty, in addition to any other restrictions in section 191 of the ABCA, no person who has voted in favour of the Arrangement shall be entitled to dissent with respect to the Arrangement.

ARTICLE 6
AMENDMENTS

6.1 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) filed with the Court and, if made following the Meeting, approved by the Court; and (iii) communicated to holders of Fairborne Common Shares and Fairborne Options, if and as required by the Court.

6.2 Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Fairborne at any time prior to or at the Meeting with or without any other prior notice or communication, and if so proposed and accepted by the persons voting at the Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

6.3 Fairborne may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time after the Meeting and prior to the Effective Time with the approval of the Court.

6.4 Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Time but shall only be effective if it is consented to by each of the Trust, AmalgamationCo and Fairquest, provided that it concerns a matter which, in the reasonable opinion of the Trust, AmalgamationCo and Fairquest, is of an administrative nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the Trust, AmalgamationCo, Fairquest or any former holder of Fairborne Common Shares or Fairborne Options.

SCHEDULE A
TERMS OF ACQUISITIONCO NOTES

1. Issuance

Under the Arrangement, AcquisitionCo shall create and issue the AcquisitionCo Notes (the "Notes") on the Effective Date.

2. Global Note Certificate

Pursuant to the Plan of Arrangement, Notes will be issued to the Trust.

3. Unsecured Notes and Interest

The Notes are repayable on demand, unsecured and bear interest at 11.2% per annum, which may be adjusted from time to time in the circumstances provided in the Note. Interest is payable for each month during the term, on the 10th day of the month following such month, or the next Business Day if such day is not a Business Day. The first interest payment is due on July 11, 2005 for the period commencing on the Effective Date and ending on June 30, 2005. The Notes will rank *pari passu* with all other unsecured indebtedness of AcquisitionCo, but subordinate to all secured debt.

4. Maturity Payment

Payable on the earlier of: (i) the date repayment is demanded; and (ii) December 31, 2035, subject to extension in the limited circumstances.

5. Subordination

AcquisitionCo may prepay all or any portion of the Notes and in that case AcquisitionCo shall pay any accrued and unpaid interest on the Notes to be prepaid to the date of prepayment. However, the payment of the principal of, any interest on, and all other indebtedness, obligations and liabilities evidenced by each and all of the Notes and all other obligations of AcquisitionCo under the Notes (other than ordinary and regularly scheduled fees and out-of-pocket expenses of the Trustee) are expressly subordinated, in right of payment to the prior indefeasible payment in full and in cash of all Senior Debt outstanding or incurred; except that AcquisitionCo is not precluded from paying principal and regularly scheduled interest on the Notes as long as at the relevant interest payment date and immediately after the making of such payment no Senior Debt Default has occurred and is continuing.

For these purposes, "Senior Debt" means (a) all indebtedness, obligations and liabilities of AcquisitionCo in respect of Borrowed Money (as defined in the Notes) excluding (i) the indebtedness, obligations or liability created under or evidenced by the Notes; and (ii) any indebtedness that by its terms or by the terms of the instrument evidencing or creating it ranks or in respect of which the holders thereof have agreed that it shall rank *pari passu* with or subordinate to the Notes; and (b) from and after the commencement of, and during the continuance of, any creditor proceedings (including bankruptcy, liquidation, winding-up, dissolution, restructuring or arrangement proceedings), all indebtedness, obligations and liabilities of AcquisitionCo other than indebtedness obligations and liabilities to the holders of Note and "Senior Debt Default" means and includes: (i) any event of default under any Senior Debt; and (ii) any demand for repayment of any Senior Debt which is due and payable on demand.

SCHEDULE B
CLASS A COMMON SHARE PROVISIONS

The unlimited number of Class A common shares ("Class A Common Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

   The initial stated capital of each Class A Common Share shall be set at paid-up capital of each Fairborne Common Share less the Class B Preferred Share Stated Capital;

2. Notice and Voting

   The holders of Class A Common Shares shall be entitled to notice of, to attend and to one vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class A Common Shares as such);

3. Dividends

   The holders of Class A Common Shares shall be entitled to receive dividends as and when declared by Board of Directors of the Corporation on the Class A Common Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to all shares of other classes of shares of the Corporation ranking in priority to the Class A Common Shares in respect of dividends, and provided that the payment of any such dividends does not reduce the value of Class B preferred shares of the Corporation below the Redemption Price (as defined in the rights, privileges, restrictions and conditions attaching to the Class B preferred shares) thereof; and

4. Liquidation

   The holders of Class A Common Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to the Class B Shares, to share rateably, together with the holders of Fairborne Common Shares and of shares of any other class of shares of the Corporation ranking equally with the Class A Common Shares in respect of return of capital on dissolution, in such assets of the Corporation as are available for distribution.

SCHEDULE C
CLASS B PREFERRED SHARE PROVISIONS

The unlimited number of Class B preferred shares ("Class B Shares") of Fairborne Energy Ltd. (the "Corporation") shall have attached thereto the following rights, privileges, restrictions and conditions:

1. Stated Capital

The stated capital of the Class B Shares shall initially be set at $0.703, subject to adjustment based upon the number of Fairborne Common Shares outstanding immediately prior to the Effective Time (the "Class B Preferred Share Stated Value").

2. Notice and Voting

The holders of the Class B Shares shall be entitled to receive notice of, to attend and to one (1) vote per share held at any meeting of the shareholders of the Corporation (other than meetings of a class or series of shares of the Corporation other than the Class B Shares as such).

3. Dividends

The holders of Class B Shares shall be entitled to receive dividends as and when declared by the Board of Directors of the Corporation on the Class B Shares as a class, subject to prior satisfaction of all preferential rights to dividends attached to shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of dividends.

4. Liquidation

The holders of Class B Shares shall be entitled, in the event of any liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, and subject to prior satisfaction of all preferential rights to return of capital on dissolution attached to all shares of other classes of shares of the Corporation ranking in priority to the Class B Shares in respect of return of capital on dissolution, to receive, in respect of return of capital on dissolution, a priority return per Class B Share equal to the Redemption Price.

5. Redemption

5.1 Subject to applicable law, the Corporation shall have the right to redeem, at any time all, or from time to time any part of, the then outstanding Class B Shares at a price per share equal to Class B Preferred Share Stated Value (the "Redemption Value"), together with all accrued and unpaid dividends thereon up to the date fixed for redemption (the whole amount being herein referred to as the "Redemption Price").

5.2 In case only a part of the then outstanding Class B Shares is at any time to be redeemed, the shares so to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Class B Shares or in such other manner as the board of directors of the Corporation deems reasonable.

5.3 On any redemption of Class B Shares under this Section 5, the Corporation shall, subject to the unanimous waiver of notice by the registered holders thereof or if otherwise provided pursuant to a plan of arrangement ("Arrangement") pursuant to the *Business Corporations Act* (Alberta), give at least 21 days before the date fixed for redemption (the "Redemption Date"), a notice in writing of the intention of the Corporation to redeem Class B Shares (the "Redemption Notice") to each person who at the date of giving of such notice is a registered holder of Class B Shares to be redeemed. The Redemption Notice shall set out the calculation of the Redemption Price, the Redemption Date and, unless all the Class B Shares held by the holder to whom it is addressed are to be redeemed, the number of such shares so held which are to

be redeemed. If the redemption is pursuant to an Arrangement, no Redemption Notice shall be required and such redemption shall be pursuant to the terms of such Arrangement.

5.4 The Redemption Price (less any tax required to be withheld by the Corporation) shall be paid either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; (ii) by way of a promissory note; or (iii) by such other reasonable means as the Corporation deems desirable. The mailing of such cheque or promissory note from the Corporation's registered office, or the payment by such other reasonable means as the Corporation deems desirable, on or before the Redemption Date shall be deemed to be payment of the Redemption Price represented thereby on the Redemption Date unless the cheque or note is not paid upon presentation or payment by such other means is not received. Notwithstanding the foregoing, the Corporation shall be entitled to require at any time, and from time to time, that the Redemption Price be paid to holders of Class B Shares only upon presentation and surrender at the registered office of the Corporation or at any other place or places in Alberta designated by the Redemption Notice of the certificate or certificates for such Class B Shares to be redeemed.

5.5 If a part only of the Class B Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.6 At any time after the Redemption Notice is given, the Corporation shall have the right to deposit the Redemption Price of any or all Class B Shares to be redeemed with any chartered bank or banks or with any trust company or trust companies in Alberta named for such purpose in the Redemption Notice to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid to them respectively upon surrender to such bank or banks or trust company or trust companies of the certificate or certificates representing the same. Upon such deposit or deposits being made or upon the Redemption Date, whichever is later, the shares in respect of which such deposit has been made shall be and be deemed to be redeemed and the rights of the holders of such shares shall be limited to receiving, without interest, the proportion of the amount so deposited applicable to their respective shares. Any interest allowed on such deposit or deposits shall accrue to the Corporation.

5.7 From and after the Redemption Date, the Class B Shares called for redemption shall cease to be entitled to dividends and the holders thereof shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Redemption Price shall not be duly made by the Corporation, in which event the rights of such holders shall remain unaffected until the Redemption Price has been paid in full.

5.8 Class B Shares which are redeemed or deemed to be redeemed in accordance with this Section 5 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

6. Retraction

6.1 A holder of Class B Shares shall have the right, at his option, at any time or times, to require the Corporation to redeem at a price per share equal to the Redemption Value thereof, together with all accrued and unpaid dividends thereof up to the Retraction Date (as hereinafter defined) (the whole amount being herein referred to as the "Retraction Price"), all or any of such shares which are registered in such holder's name on the books of the Corporation. Such right shall be exercised by the registered holder delivering to the Corporation at its registered office:

(a) a notice in writing executed by such holder (the "Retraction Notice") specifying:

(i) the number of Class B Shares which such holder wishes to have redeemed by the Corporation; and

(ii) the business day on which such holder wishes to have the Corporation redeem such shares (the "Retraction Date"), which day shall not be less than 21 days from the date the Retraction Notice is received by the Corporation; and

(b) a share certificate or certificates representing such shares, duly endorsed, which such holder wishes to have the Corporation redeem.

6.2 Upon receipt of the documents set out in Section 6.1, the Corporation shall, on the Retraction Date, pay the Retraction Price for each Class B Share to be redeemed (less any tax required to be withheld by the Corporation). Such payment shall be made either: (i) in cash, by cheque payable in lawful money of Canada at par at any branch in Alberta of the Corporation's bankers for the time being; or (ii) by way of a promissory note. Such shares shall be redeemed on the Retraction Date, and from and after the Retraction Date, the holder of such shares being redeemed shall cease to be entitled to dividends, and shall not be entitled to exercise any rights in respect thereof, unless payment of the Retraction Price is not made on the Retraction Date, in which event the rights of such holders shall remain unaffected until the Retraction Price has been paid in full.

6.3 Class B Shares which are retracted or deemed to be retracted in accordance with this Section 6 shall, subject to applicable law, be and be deemed to be returned to the authorized but unissued capital of the Corporation.

SCHEDULE D
EXCHANGEABLE SHARE PROVISIONS

Fairborne Acquisition Corp. (the "Corporation") is authorized to issue an unlimited number of Exchangeable Shares, issuable in series. The Exchangeable Shares, as a class, shall have the following rights, privileges, restrictions and conditions:

Issuance in Series

Subject to the filing of Articles of Amendment in accordance with the *Business Corporations Act* (Alberta) (the "Act"), the Board of Directors may at any time and from time to time issue the Exchangeable Shares in one or more series, each series to consist of such number of shares as may, before the issuance thereof, be determined by the Board of Directors. Subject to the filing of Articles of Amendment in accordance with the Act, the Board of Directors may from time to time fix, before issuance, the designation, rights, privileges, restrictions and conditions attaching to each series of Exchangeable Shares including, without limiting the generality of the foregoing, the amount, if any, specified as being payable preferentially to such series on a Distribution, as defined below; the extent, if any, of further participation on a Distribution; voting rights, if any; and dividend rights (including whether such dividends be preferential, or cumulative or non-cumulative), if any.

Liquidation

In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs (such event referred to herein as a "Distribution"), holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to payment on a Distribution, to be paid rateably with holders of each other series of Exchangeable Shares the amount, if any, specified as being payable preferentially to the holders of such series on a Distribution.

Dividends

The holders of each series of Exchangeable Shares shall be entitled, in priority to holders of Common Shares and any other shares of the Corporation ranking junior to the Exchangeable Shares from time to time with respect to the payment of dividends, to be paid rateably with holders of each other series of Exchangeable Shares, the amount of accumulated dividends, if any, specified as being payable preferentially to the holders of such series.

SERIES A EXCHANGEABLE SHARES

The Corporation is authorized to issue an unlimited number of Series A Exchangeable Shares. The Series A Exchangeable Shares, as a series, shall have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1 For the purposes of these share provisions:

"**Act**" means the *Business Corporations Act* (Alberta), as amended;

"**affiliate**" has the meaning given to that term in the Securities Act;

"**Annual Redemption**" has the meaning given to that term in Section 5.1(d) of these share provisions;

"**Annual Redemption Date**" means any date that is within the first 90 days of any calendar year commencing in 2006;

"**Automatic Redemption**" has the meaning given to that term in Section 5.1(a) of these share provisions:

"**Automatic Redemption Date**" means the date that is the tenth anniversary of the Effective Date, subject to extension to such other later date that the Board of Directors may determine in its sole discretion;

"**Board of Directors**" means the Board of Directors of the Corporation;

"**Business Day**" means any day on which commercial banks are generally open for business in Calgary, Alberta, other than a Saturday, a Sunday or a day observed as a holiday in Calgary, Alberta under the laws of the Province of Alberta or the federal laws of Canada;

"**Call Notice**" has the meaning given to that term in Section 4.3 of these share provisions;

"**Call Rights**" means the Liquidation Call Right, the Redemption Call Right and the Retraction Call Right, collectively;

"**Common Shares**" means the common shares in the capital of the Corporation;

"**Corporation**" means Fairborne Acquisition Corp., a corporation incorporated under the Act, and where the context requires, its successors (including Fairborne Energy Ltd., the corporation resulting from the amalgamation of the Corporation and Fairborne Energy Ltd.);

"***Cumulative Dividend Amount Exchange Ratio***", at any time, shall equal the Exchange Ratio at such time less one;

"**Current Market Price**" means, in respect of a Unit on any date, the weighted average trading price of a Unit on the TSX for the 5 trading days preceding that date, or, if the Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Units for that period does not result in a weighted average trading price which reflects the fair market value of a Unit, then the Current Market Price of a Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by the Board of Directors shall be conclusive and binding and for the purposes of this definition, the weighted average trading price shall be determined by dividing (a) the aggregate dollar trading value of all Units sold on the TSX (or other stock exchange or automated quotation system, if applicable) over the applicable five trading days by (b) the total number of Units sold on such stock exchange or system during such period;

"**De Minimus Redemption**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**De Minimus Redemption Date**" has the meaning given to that term in Section 5.1(c) of these share provisions;

"**Distribution**" means a distribution paid by Fairborne in respect of the Units, expressed as an amount per Unit, and, for greater certainty, does not include a distribution of additional Units pursuant to Sections 5.5 or 5.9 of the Trust Indenture;

"**Distribution Payment Date**" means a date on which a Distribution is paid to Unitholders, generally being the 15th day of the month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day);

"**Distribution Record Date**" means the day on which Unitholders are identified for purposes of determining entitlement to a Distribution, generally being the last Business Day of each month;

"**Dividend Record Date**" has the meaning given to that term in Section 3.3 of these share provisions;

"**Effective Date**" means June 1, 2005 or such other date as may be designated by the Board of Directors;

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000, as at the Effective Date, and shall be cumulatively adjusted thereafter by: (a) increasing the Exchange Ratio on each Distribution Payment Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price on the first Business Day following the Distribution Record Date for such Distribution; and (b) decreasing the Exchange Ratio on each Dividend Record Date between the Effective Date and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that Dividend Record Date, expressed as an amount per Exchangeable Share, and having as its denominator the Current Market Price on the date that is seven Business Days prior to that Dividend Record Date;

"**Exchange Rights**" has the meaning given to that term in the Voting and Exchange Trust Agreement;

"**Exchangeable Shares**" mean the Series A non-voting exchangeable shares in the capital of the Corporation, having the rights, privileges, restrictions and conditions set forth herein;

"**Fairborne ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the Act;

"**Fairborne**" means the Fairborne Energy Trust, a trust established under the laws of Alberta;

"**Governmental Entity**" means any: (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; or (c) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

"**holder**" means, when used with reference to the Exchangeable Shares, the holders of Exchangeable Shares shown from time to time in the register maintained by or on behalf of the Corporation in respect of the Exchangeable Shares;

"**LCR Exercising Party**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Liquidation Amount**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Call Right**" has the meaning ascribed thereto in Section 6.5 of these share provisions;

"**Liquidation Date**" has the meaning given to that term in Section 6.1 of these share provisions;

"**Liquidation Offer**" has the meaning given to that term in Section 6.5 of these share provisions;

"**Optional Redemption**" has the meaning given to that term in Section 5.1(b) of these share provisions;

"**Optional Redemption Date**" means any date that is after the first anniversary of the Effective Date;

"**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability company, unlimited liability company, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status;

"**Promissory Note**" means the promissory note of the Corporation in favour of Fairborne dated the Effective Date;

"**Purchase Price**" has the meaning given to that term in Section 4.3 of these share provisions;

"**RCR Exercising Party**", for the purpose of Article 4 of these share provisions, has the meaning given to the term in Section 4.3 of these share provisions and, for the purpose of Article 5 of these share provisions, has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Call Right**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Date**" means any of the Automatic Redemption Date, the Optional Redemption Date, the De Minimus Redemption Date or the Annual Redemption Date, as the context requires;

"**Redemption Offer**" has the meaning given to that term in Section 5.5 of these share provisions;

"**Redemption Price**" means a price per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the applicable Redemption Date by the Current Market Price of a Unit on the last Business Day prior to such Redemption Date;

"**Regulation S**" means Regulation S under the U.S. Securities Act;

"**Retracted Shares**" has the meaning given to that term in Section 4.1(a) of these share provisions;

"**Retraction Call Right**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Date**" means the date that is three Business Days after the date on which the Corporation or the Transfer Agent receives a Retraction Request in respect of the Retracted Shares; provided that if such Retraction Date would occur on any day between a particular Distribution Record Date and the Distribution Payment Date that corresponds to such Distribution Record Date, then the Retraction Date shall instead be the same date as such Distribution Payment Date; and further provided that the Corporation may in its sole discretion abridge such period to a shorter time if so requested by a holder of Exchangeable Shares;

"**Retraction Offer**" has the meaning given to that term in Section 4.1(b) of these share provisions;

"**Retraction Price**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Retraction Request**" has the meaning given to that term in Section 4.1 of these share provisions;

"**Securities Act**" means the *Securities Act* (Alberta) and the rules, regulations and policies made thereunder, as now in effect and as they may be amended from time to time prior to the Effective Date;

"**Support Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo and the Corporation dated as of the Effective Date;

"**TSX**" means the Toronto Stock Exchange;

"**Transfer Agent**" means Computershare Trust Company of Canada or such other Person as may from time to time be appointed by the Corporation as the registrar and transfer agent for the Exchangeable Shares;

"**Trustee**" means the trustee chosen by Fairborne to act as trustee under the Voting and Exchange Trust Agreement, and any successor trustee appointed under the Voting and Exchange Trust Agreement;

"**United States**" or "**U.S.**" means the United States of America, its territories and possessions, any State of the United States and the District of Columbia; and

"**Unitholders**" means holders of Units;

"**Units**" means the trust units of Fairborne as constituted on the Effective Date;

"**U.S. Person**" means a U.S. Person as defined in Rule 902(k) under Regulation S;

"**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended;

"**Voting and Exchange Trust Agreement**" means the agreement made among Fairborne, Fairborne ExchangeCo, the Corporation and the Trustee and dated as of the Effective Date.

ARTICLE 2
RANKING OF EXCHANGEABLE SHARES

2.1 The Exchangeable Shares shall, subject to the following, be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to Fairborne from time to time, including without limitation, the indebtedness evidenced by the Promissory Note.

ARTICLE 3
DIVIDENDS

3.1 The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time, and exclusive of any other shares of the Corporation, out of the money, assets or property of the Corporation properly applicable to the payment of dividends (which may include Units), cumulative preferential cash dividends in an amount per Exchangeable Share as set out in this Section 3.1. The accrued amount of such preferential cumulative dividend with respect to an Exchangeable Share on any date from time to time shall be the Cumulative Dividend Amount Exchange Ratio in effect on the last Business Date prior to such date multiplied by the Current Market Price on the last Business Day prior to such date. Such dividends, whether or not declared, shall accrue and shall be cumulative from the Effective Date.

3.2 Cheques of the Corporation payable at par at any branch of the bankers of the Corporation shall be issued in respect of any cash dividends by the sending of such a cheque to each holder of an Exchangeable Share, which shall satisfy the cash dividend represented thereby unless the cheque is not paid on presentation. Certificates registered in the name of the registered holder of Exchangeable Shares shall be issued or transferred in respect of any stock dividends by the sending of such a certificate to each holder of an Exchangeable Share, which shall satisfy the stock dividend represented thereby. Such other type and amount of property in respect of any dividends shall be issued, distributed or transferred by the Corporation in such manner as it shall determine and the issuance, distribution or transfer thereof by the Corporation to each holder of an Exchangeable Share shall satisfy the dividend represented thereby. No holder of an Exchangeable Share shall be entitled to recover by action or other legal process against the Corporation any dividend that is represented by a cheque that has not been duly presented to the Corporation's bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such dividend was payable.

3.3 The record date (a "Dividend Record Date") for the determination of the holders of Exchangeable Shares entitled to receive payment of, and the payment date for, any dividend declared on the Exchangeable Shares under Section 3.1 of these share provisions and whether any such dividend is in fact declared shall be determined in the sole discretion of the Board of Directors.

3.4 If on any payment date for any dividends declared on the Exchangeable Shares under Section 3.1 of these share provisions the dividends are not paid in full on all of the Exchangeable Shares then outstanding, any such dividends that remain unpaid shall be paid on a subsequent date or dates determined by the Board of Directors on which the Corporation shall have sufficient moneys, assets or property properly applicable to the payment of such dividends.

ARTICLE 4
RETRACTION OF EXCHANGEABLE SHARES BY HOLDER

4.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Retraction Call Right, a holder of Exchangeable Shares shall be entitled at any time, upon compliance with the provisions of this Article 4, to require the Corporation to redeem any or all of the Exchangeable Shares registered in the name of such holder for an amount per share (the "Retraction Price") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Retraction Date by the Current Market Price of a Unit on the last Business Day prior to the Retraction Date, which payment of the Retraction Price shall, subject to Article 14, be satisfied in full by the Corporation delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date in accordance with Section 4.2 of these share provisions, for each Exchangeable Share presented and surrendered by the holder. To effect such retraction, the holder shall present and surrender to the Corporation at the principal office of the Transfer Agent in Toronto or Calgary or at such other address as may be specified by the Corporation by notice to the holders of Exchangeable Shares from time to time the certificate or certificates representing the Exchangeable Shares which the holder desires to have the Corporation redeem, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, and together with a duly executed statement (the "Retraction Request") in the form of Schedule A hereto or in such other form as may be acceptable to the Corporation:

(a) specifying that the holder desires to have all or any number specified therein of the Exchangeable Shares represented by such certificate or certificates (the "Retracted Shares") redeemed by the Corporation; and

(b) appointing the Corporation as its agent for the purpose of offering its Retracted Shares for sale to Fairborne and Fairborne ExchangeCo (the "Retraction Offer") on the terms and conditions set out in Section 4.3 below (Fairborne's and Fairborne ExchangeCo's right to accept the Retraction Offer and to complete the purchase of the Retracted Shares pursuant to the Retraction Offer is referred to as the "Retraction Call Right").

4.2 Subject to the exercise by Fairborne or Fairborne ExchangeCo of the Retraction Call Right, upon receipt by the Corporation or the Transfer Agent in the manner specified in Section 4.1 hereof of documents including, without limitation, a certificate or certificates representing the number of Retracted Shares, together with a Retraction Request, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares effective at the close of business on the Retraction Date and shall cause to be delivered to such holder the Retraction Price. If only a part of the Exchangeable Shares represented by any certificate is redeemed (or purchased by Fairborne or Fairborne ExchangeCo pursuant to the Retraction Call Right), a new certificate for the balance of such Exchangeable Shares shall be issued to the holder at the expense of the Corporation.

4.3 Fairborne ExchangeCo shall only be entitled to exercise its Retraction Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Retraction Call Right. Upon receipt by the Corporation of a Retraction Request, the Corporation shall immediately provide to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request and, as agent for the holder who submitted the Retraction Request, shall be deemed to have made the Retraction Offer to Fairborne and Fairborne ExchangeCo in respect of the holder's Retracted Shares by providing to Fairborne and Fairborne ExchangeCo a copy of the Retraction Request as aforesaid. In order to exercise the Retraction Call Right and accept the Retraction Offer, Fairborne or Fairborne ExchangeCo must notify the Corporation of its

determination to do so (the "Call Notice") on or before 4:30 p.m. (Calgary time) on the date of notification to Fairborne and Fairborne ExchangeCo by the Corporation of the receipt by the Corporation of the Retraction Request. If Fairborne or Fairborne ExchangeCo does not so notify the Corporation on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request, the Corporation will notify the holder as soon as possible thereafter that neither Fairborne nor Fairborne ExchangeCo will exercise the Retraction Call Right and accept the Retraction Offer. If Fairborne or Fairborne ExchangeCo delivers the Call Notice on or before 4:30 p.m. (Calgary time) on the date of notification by the Corporation of the receipt by the Corporation of the Retraction Request and provided that the Retraction Offer is not revoked by the holder in the manner specified in Section 4.7, the Retraction Request shall thereupon be considered only the Retraction Offer by the holder to sell the Retracted Shares to Fairborne or Fairborne ExchangeCo, as applicable (in this Article 4, the "RCR Exercising Party"), and all other aspects of the Retraction Request will be null and void. In such event, the Corporation shall not redeem the Retracted Shares and the RCR Exercising Party shall purchase from such holder and such holder shall sell to the RCR Exercising Party on the Retraction Date the Retracted Shares for an amount per share (the "Purchase Price") equal to the Retraction Price, which payment of the Purchase Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Retraction Date for each Retracted Share. To the extent that the RCR Exercising Party pays the Purchase Price in respect of the Retracted Shares, the Corporation shall no longer be obligated to pay any amount in respect of the Retraction Price for such Retracted Shares. Provided that the RCR Exercising Party has complied with Section 4.4, the closing of the purchase and sale of the Retracted Shares pursuant to the Retraction Call Right shall be deemed to have occurred as at the close of business on the Retraction Date and, for greater certainty, no redemption by the Corporation of such Retracted Shares shall take place on the Retraction Date. In the event that neither Fairborne nor Fairborne ExchangeCo delivers a Call Notice within the time required for the exercise of the Retraction Call Right as set forth above, and provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the Corporation shall redeem the Retracted Shares on the Retraction Date and in the manner otherwise contemplated in this Article 4.

4.4 Subject to Article 14, the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, shall deliver or cause the Transfer Agent to deliver to the relevant holder, at the address of the holder recorded in the register of shareholders of the Corporation for the Exchangeable Shares or at the address specified in the holder's Retraction Request, or by holding for pick-up by the holder at the office of the Transfer Agent specified in the holder's Retraction Request, certificates representing the Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) registered in the name of the holder or in such other name as the holder may request in payment of the total Retraction Price or the total Purchase Price, as the case may be, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom, and such delivery of such certificates by or on behalf of the Corporation, Fairborne or Fairborne ExchangeCo, as the case may be, or by the Transfer Agent shall be deemed to be payment of and shall satisfy and discharge all liability for the total Retraction Price or the total Purchase Price, as the case may be, to the extent that the same is represented by such certificates (plus any tax deducted and withheld therefrom and remitted to the proper tax authority).

4.5 On and after the close of business on the Retraction Date, the holder of the Retracted Shares shall cease to be a holder of such Retracted Shares and shall not be entitled to exercise any of the rights of a holder in respect thereof, other than: (i) the right to receive his proportionate part of the total Retraction Price or the total Purchase Price, as the case may be, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, payment of the total Retraction Price or the total Purchase Price, as the case may be, shall not be made as provided in Section 4.4, in which case the rights of such holder shall remain unaffected until the total Retraction Price or the total Purchase Price, as the case may be, has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on the Retracted Shares. On and after the close of business on the Retraction Date, provided that presentation and surrender of certificates and payment of the total Retraction Price or the total Purchase Price, as the case may be, has been made in accordance with the foregoing provisions, the holder of the Retracted Shares so redeemed by the Corporation or purchased by Fairborne or Fairborne ExchangeCo shall thereafter be considered and deemed for all purposes to be a holder of the Units delivered to it.

4.6 Notwithstanding any other provision of this Article 4, the Corporation shall not be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent that such redemption of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law. If the Corporation believes that on any Retraction Date it would not be permitted by any of such provisions to redeem the Retracted Shares tendered for redemption on such date, and provided that neither Fairborne nor Fairborne ExchangeCo shall have exercised the Retraction Call Right with respect to the Retracted Shares, the Corporation shall only be obligated to redeem Retracted Shares specified by a holder in a Retraction Request to the extent of the maximum number that may be so redeemed (rounded down to a whole number of shares) as would not be contrary to such provisions and shall notify the holder and the Trustee at least two Business Days prior to the Retraction Date as to the number of Retracted Shares which will not be redeemed by the Corporation. In any case in which the redemption by the Corporation of Retracted Shares would be contrary to solvency requirements or other provisions of applicable law, the Corporation shall redeem Retracted Shares in accordance with Section 4.2 of these share provisions on a pro rata basis and shall issue to each holder of Retracted Shares a new certificate, at the expense of the Corporation, representing the Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 hereof. Provided that the Retraction Request is not revoked by the holder in the manner specified in Section 4.7, the holder of any such Retracted Shares not redeemed by the Corporation pursuant to Section 4.2 of these share provisions as a result of solvency requirements or other provisions of applicable law shall be deemed by giving the Retraction Request to have exercised the Exchange Rights so as to require Fairborne or Fairborne ExchangeCo to purchase such Retracted Shares from such holder on the Retraction Date or as soon as practicable thereafter on payment by Fairborne or Fairborne ExchangeCo to such holder of the Purchase Price for each such Retracted Share, all as more specifically provided in the Voting and Exchange Trust Agreement.

4.7 A holder of Retracted Shares may, by notice in writing given by the holder to the Corporation before the close of business on the Business Day immediately preceding the Retraction Date, revoke its Retraction Request or Retraction Offer, as applicable, in which event such Retraction Request or Retraction Offer shall be null and void

ARTICLE 5
REDEMPTION OF EXCHANGEABLE SHARES BY THE CORPORATION

5.1 Subject to applicable law, and provided neither Fairborne nor Fairborne ExchangeCo has exercised the Redemption Call Right, the Corporation:

(a) shall, on the Automatic Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Automatic Redemption");

(b) may, on any Optional Redemption Date, redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being an "Optional Redemption");

(c) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 1,000,000 (other than Exchangeable Shares held by Fairborne and its Subsidiaries, and as such number of shares may be adjusted as deemed appropriate by the Board of Directors to give effect to any subdivision or consolidation of or stock dividend on the Exchangeable Shares, any issuance or distribution of rights to acquire Exchangeable Shares or securities exchangeable for or convertible into or carrying rights to acquire Exchangeable Shares, any issue or distribution of other securities or rights or evidences of indebtedness or assets, or any other capital reorganization or other transaction involving or affecting the Exchangeable Shares) (such redemption date being the "De Minimus Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price (such redemption being a "De Minimus Redemption"); and

(d) may, on any Annual Redemption Date, redeem up to that number of Exchangeable Shares equal to 40% of the Exchangeable Shares outstanding on the Effective Date for the Redemption Price (such redemption being an "Annual Redemption");

such payment of the Redemption Price per Exchangeable Share to be satisfied in full in all cases by the Corporation delivering or causing to be delivered, at the election of the Corporation, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.3 of these share provisions. In case only part of the then outstanding Exchangeable Shares are at any time to be redeemed pursuant to an Annual Redemption, the Exchangeable Shares to be redeemed shall be redeemed pro rata, excluding fractions, from the holdings of all shareholders of Exchangeable Shares, other than the Fairborne and Fairborne ExchangeCo, or in such other manner as the Board of Directors deems reasonable.

5.2 In any case of a redemption of Exchangeable Shares under this Article 5, the Corporation shall, at least 45 days before the applicable Redemption Date, send or cause to be sent to each holder of Exchangeable Shares a notice in writing of the redemption by the Corporation or the purchase by Fairborne or Fairborne ExchangeCo under the Redemption Call Right, as the case may be, of the Exchangeable Shares held by such holder. Such notice shall set out the formula for determining the Redemption Price, the Redemption Date and, if applicable, particulars of the Redemption Call Right and/or Annual Redemption. The accidental failure or omission to give any notice of redemption under this Section 5.2 to less than 10% of the holders of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall not affect the validity of any redemption of Exchangeable Shares pursuant to such notice.

5.3 On or after the applicable Redemption Date and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Redemption Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares to be redeemed the Redemption Price for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the articles and/or by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice. Subject to Article 14, payment of the total Redemption Price for such Exchangeable Shares, shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation in such notice, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), or, if applicable, a cheque of the Corporation payable at par at any branch of the bankers of the Corporation, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the applicable Redemption Date, the holders of the Exchangeable Shares called for redemption shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares. If only part of the Exchangeable Shares represented by any certificate are to be redeemed, a new certificate for the balance shall be issued at the expense of the Corporation.

5.4 The Corporation shall have the right at any time after the sending of notice of its intention to redeem the Exchangeable Shares as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable Shares so called for redemption, or of such of the said Exchangeable Shares represented by certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice, less any amounts withheld on account of tax required to be deducted and withheld therefrom.

Upon the later of such deposit being made and the applicable Redemption Date, the Exchangeable Shares in respect whereof such deposit shall have been made shall be redeemed and the rights of the holders thereof after such deposit or that Redemption Date, as the case may be, shall be limited to: (i) receiving their proportionate part of the total Redemption Price (in each case less any amounts withheld on account of tax required to be deducted or withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Redemption Price, the holders of the Exchangeable Shares that have been so redeemed shall thereafter be considered and deemed for all purposes to be holders of the Units or to have had cash delivered to them or the custodian on their behalf, as applicable.

5.5 Subject to the limitations set forth in Section 5.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Redemption Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Redemption Offer and complete the purchase of the Exchangeable Shares is referred to as the "Redemption Call Right"), in the event of any proposed redemption of Exchangeable Shares by the Corporation pursuant to this Article 5, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date all but not less than all of the Exchangeable Shares held by each such holder, in the case of an Automatic Redemption, an Optional Redemption or a De Minimus Redemption, or to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the applicable Redemption Date the designated percentage of the Exchangeable Shares held by each such holder, in the case of an Annual Redemption, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 5, the "RCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Redemption Price, which payment of the Redemption Price shall be satisfied in full by the RCR Exercising Party delivering or causing to be delivered to such holder, at the election of the RCR Exercising Party, either that number of Units equal to the Exchange Ratio as at the last Business Day prior to the applicable Redemption Date or an amount in cash equal to the Redemption Price, in accordance with Section 5.7 of these share provisions. In the case of a redemption of Exchangeable Shares under this Article 5, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Redemption Offer to Fairborne and Fairborne ExchangeCo by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the redemption by the Corporation of the Exchangeable Shares. In the event of the exercise of the Redemption Call Right and the acceptance of the Redemption Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the RCR Exercising Party on the applicable Redemption Date on payment by the RCR Exercising Party to such holder of the Redemption Price for each such share, and the Corporation shall have no obligation to redeem, or to pay any amount in respect of, such shares so purchased by the RCR Exercising Party.

5.6 Fairborne ExchangeCo shall only be entitled to exercise its Redemption Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Redemption Call Right. To exercise the Redemption Call Right and accept the Redemption Offer, the RCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 60 days before the applicable Redemption Date. The Corporation shall cause the Transfer Agent to notify the holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Redemption Call Right forthwith after the expiry of the period during which such right may be exercised. If an RCR Exercising Party exercises its Redemption Call Right, such RCR Exercising Party shall on the applicable Redemption Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Redemption Price.

5.7 For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Redemption Call Right, the RCR Exercising Party shall deposit with the Transfer Agent, on or before the applicable Redemption Date, certificates representing the aggregate number of Units deliverable by the RCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance) or, if applicable, a cheque of the RCR Exercising Party

payable at par at any branch of the bankers of the RCR Exercising Party in payment of the total Redemption Price, in each case less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Redemption Price has been so deposited with the Transfer Agent, on and after the applicable Redemption Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate part of the total Redemption Price payable by the RCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after that Redemption Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the RCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled or a cheque of the RCR Exercising Party payable at par at any branch of the bankers of the RCR Exercising Party, of the total Redemption Price, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Redemption Call Right in the manner described above, on the applicable Redemption Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Redemption Price otherwise payable by the Corporation in connection with the redemption of the Exchangeable Shares pursuant to Section 5.1 of these share provisions.

ARTICLE 6
DISTRIBUTION ON LIQUIDATION

6.1 In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of the Corporation in respect of each Exchangeable Share held by such holder on the effective date (the "Liquidation Date") of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Corporation among the holders of the Common Shares or any other shares ranking junior to the Exchangeable Shares, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Unit on the last Business Day prior to the Liquidation Date, which payment of the Liquidation Amount shall be satisfied in full by the Corporation delivering or causing to be delivered to such holder, subject to Article 14, that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.2 of these share provisions.

6.2 On or promptly after the Liquidation Date, and subject to the exercise by Fairborne or Fairborne ExchangeCo of the Liquidation Call Right, the Corporation shall deliver or cause to be delivered to the holders of the Exchangeable Shares the Liquidation Amount for each such Exchangeable Share upon presentation and surrender of the certificates representing such Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent and the Corporation may reasonably require, at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of the Exchangeable Shares. Payment of the total Liquidation Amount for such Exchangeable Shares shall be made by delivery to each holder, at the address of the holder recorded in the register of holders of the Exchangeable Shares maintained by or on behalf of the Corporation or by holding for pick-up by the holder at the registered office of the Corporation or at any office of the Transfer Agent as may be specified by the Corporation by notice to the holders of Exchangeable Shares, on behalf of the Corporation, of certificates representing Units (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), less any amounts withheld on account of tax required to be deducted and withheld therefrom. On and after the Liquidation Date, the holders of the Exchangeable Shares shall cease to be holders of such Exchangeable Shares and shall not be entitled to exercise any of the

rights of holders in respect thereof, other than: (i) the right to receive their proportionate part of the total Liquidation Amount, unless payment of the total Liquidation Amount for such Exchangeable Shares shall not be made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders shall remain unaffected until the total Liquidation Amount has been paid in the manner hereinbefore provided; and (ii) the right to receive any declared and unpaid dividends on such Exchangeable Shares.

6.3 The Corporation shall have the right at any time after the Liquidation Date to deposit or cause to be deposited the total Liquidation Amount in respect of the Exchangeable Shares represented by certificates that have not at the Liquidation Date been surrendered by the holders thereof in a custodial account with any chartered bank or trust company in Canada, less any amounts withheld on account of tax required to be deducted or withheld therefrom. Upon such deposit being made, the rights of the holders of Exchangeable Shares after such deposit shall be limited to: (i) receiving their proportionate part of the total Liquidation Amount (less any amounts withheld on account of tax required to be deducted and withheld therefrom) for such Exchangeable Shares so deposited, against presentation and surrender of the said certificates held by them, respectively, in accordance with the foregoing provisions; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon such payment or deposit of the total Liquidation Amount, the holders of the Exchangeable Shares shall thereafter be considered and deemed for all purposes to be holders of the Units delivered to them or the custodian on their behalf.

6.4 After the Corporation has satisfied its obligations to pay the holders of the Exchangeable Shares the Liquidation Amount per Exchangeable Share pursuant to Section 6.1 of these share provisions, such holders shall not be entitled to share in any further distribution of the assets of the Corporation.

6.5 Subject to the limitations set forth in Section 6.6 of these share provisions, the Corporation is appointed as agent for the holders of Exchangeable Shares for the purpose of offering to Fairborne and Fairborne ExchangeCo (the "Liquidation Offer") the overriding right (Fairborne's and Fairborne ExchangeCo's right to accept the Liquidation Offer and complete the purchase of the Exchangeable Shares is referred to as the "Liquidation Call Right"), in the event of and notwithstanding any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, to purchase from all but not less than all of the holders of Exchangeable Shares (other than Fairborne or Fairborne ExchangeCo) on the Liquidation Date all but not less than all of the Exchangeable Shares held by each such holder, on payment by whichever of Fairborne or Fairborne ExchangeCo is exercising such right (in this Article 6, the "LCR Exercising Party") to each such holder of an amount per Exchangeable Share equal to the Liquidation Amount, which shall be satisfied in full by the LCR Exercising Party delivering or causing to be delivered to such holder that number of Units equal to the Exchange Ratio as at the last Business Day prior to the Liquidation Date, in accordance with Section 6.7 of these share provisions. In the event of the exercise of the Liquidation Call Right and the acceptance of the Liquidation Offer, each holder of Exchangeable Shares shall be obligated to sell all of the Exchangeable Shares held by that holder to the LCR Exercising Party on the Liquidation Date on payment by the LCR Exercising Party to such holder of the Liquidation Amount for each such share, and the Corporation shall have no obligation to pay any amount on account of the Liquidation Amount in respect of such shares so purchased by the LCR Exercising Party.

6.6 Fairborne ExchangeCo shall only be entitled to exercise its Liquidation Call Right with respect to those Exchangeable Shares, if any, in respect of which Fairborne has not exercised its Liquidation Call Right. In the event of any proposed liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the Corporation, as agent for the holders of Exchangeable Shares, shall make the Liquidation Offer by sending or causing to be sent to Fairborne and Fairborne ExchangeCo a notice in writing of the Liquidation Offer. To exercise the Liquidation Call Right and accept the Liquidation Offer, the LCR Exercising Party must notify the Transfer Agent, as agent for the holders of Exchangeable Shares, and the Corporation of its intention to exercise such right (and accept such offer) at least 30 days before the Liquidation Date, in the case of a voluntary liquidation, dissolution or winding-up of the Corporation, and at least five Business Days before the Liquidation Date, in the case of an involuntary liquidation, dissolution or winding-up of the Corporation. The Corporation shall cause the Transfer Agent to notify the

holders of the Exchangeable Shares as to whether or not Fairborne or Fairborne ExchangeCo has exercised the Liquidation Call Right forthwith after the expiry of the period during which such right may be exercised. If an LCR Exercising Party exercises its Liquidation Call Right, such LCR Exercising Party will on the Liquidation Date purchase, and each of the holders of Exchangeable Shares will sell, all of the Exchangeable Shares then outstanding for a price per Exchangeable Share equal to the Liquidation Amount.

6.7. For the purposes of completing the purchase of the Exchangeable Shares pursuant to the Liquidation Call Right, the LCR Exercising Party shall deposit with the Transfer Agent, on or before the Liquidation Date, certificates representing the aggregate number of Units deliverable by the LCR Exercising Party (which securities shall be duly issued as fully paid and non-assessable and shall be free and clear of any lien, claim or encumbrance), in payment of the total Liquidation Amount, less any amounts withheld on account of tax required to be deducted and withheld therefrom. Provided that the total Liquidation Amount has been so deposited with the Transfer Agent, on and after the Liquidation Date the rights of each holder of Exchangeable Shares (other than Fairborne and Fairborne ExchangeCo) shall be limited to: (i) receiving such holder's proportionate share of the total Liquidation Amount payable by the LCR Exercising Party upon presentation and surrender by the holder of certificates representing the Exchangeable Shares held by such holder and the holder shall on and after the Liquidation Date be considered and deemed for all purposes to be the holder of the Units to which it is entitled; and (ii) receiving any declared and unpaid dividends on such Exchangeable Shares. Upon surrender to the Transfer Agent of a certificate or certificates representing Exchangeable Shares, together with such other documents and instruments as may be required to effect a transfer of Exchangeable Shares under the Act and the by-laws of the Corporation and such additional documents and instruments as the Transfer Agent may reasonably require, the holder of such surrendered certificate or certificates shall be entitled to receive in exchange therefor, and the Corporation shall cause the Transfer Agent on behalf of the LCR Exercising Party to deliver to such holder, certificates representing the Units to which the holder is entitled, less any amounts withheld on account of tax required to be deducted and withheld therefrom. If neither Fairborne nor Fairborne ExchangeCo exercises the Liquidation Call Right in the manner described above, on the Liquidation Date the holders of the Exchangeable Shares shall be entitled to receive in exchange therefor the Liquidation Amount otherwise payable by the Corporation in connection with the liquidation, dissolution or winding-up of the Corporation pursuant to Section 6.1 of these share provisions.

ARTICLE 7
CERTAIN RESTRICTIONS

7.1 So long as any of the Exchangeable Shares are outstanding, the Corporation shall not at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares given as specified in Section 10.2 of these share provisions:

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any such other shares ranking junior to the Exchangeable Shares, as the case may be;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The restrictions in Sections 7.1(a), (b) and (c) above shall only be applicable if dividends which have been declared on the outstanding Exchangeable Shares have not been paid as provided for herein. Nothing herein shall be interpreted to restrict the Corporation from issuing additional Common Shares or any series of exchangeable shares.

ARTICLE 8
PURCHASE FOR CANCELLATION

8.1 Subject to applicable law and notwithstanding Section 8.2 and Section 8.3, the Corporation may at any time and from time to time purchase for cancellation all or any part of the Exchangeable Shares by private agreement with any holder of Exchangeable Shares for consideration consisting of cash.

8.2 Subject to applicable law, the Corporation may at any time and from time to time purchase for cancellation all or any part of the outstanding Exchangeable Shares at any price by tender to all the holders of record of Exchangeable Shares then outstanding or through the facilities of any stock exchange on which the Exchangeable Shares are listed or quoted at any price per share. If in response to an invitation for tenders under the provisions of this Section 8.2, more Exchangeable Shares are tendered at a price or prices acceptable to the Corporation than the Corporation is prepared to purchase, the Exchangeable Shares to be purchased by the Corporation shall be purchased as nearly as may be pro rata according to the number of shares tendered by each holder who submits a tender to the Corporation, provided that when shares are tendered at different prices, the pro rating shall be effected (disregarding fractions) only with respect to the shares tendered at the price at which more shares were tendered than the Corporation is prepared to purchase after the Corporation has purchased all the shares tendered at lower prices. If part only of the Exchangeable Shares represented by any certificate shall be purchased, a new certificate for the balance of such shares shall be issued at the expense of the Corporation.

8.3 Subject to applicable law, the Corporation by notice from time to time to Fairborne or Fairborne ExchangeCo, as applicable, shall be entitled at any time to redeem all or any part of the Exchangeable Shares held by Fairborne or Fairborne ExchangeCo which were acquired by them pursuant to the Call Rights, the Exchange Rights or the Automatic Exchange Rights (as defined in the Voting and Exchange Trust Agreement) in exchange for the delivery of Units (the "Delivered Units") to or for the account of a holder(s) of Exchangeable Shares. The Exchangeable Shares to be redeemed as set forth in this Section 8.3 shall be acquired by the Corporation in exchange for the issue by the Corporation to Fairborne or Fairborne ExchangeCo, as applicable, of a promissory note in the principal amount equal to the fair market value of the Delivered Units (where the fair market value of the Delivered Units is determined by multiplying the number of Delivered Units by the weighted average trading price of a Unit on the TSX for the ten trading days preceding the date of purchase by Fairborne or Fairborne ExchangeCo, as applicable, of such Delivered Units). All Exchangeable Shares which are redeemed as set forth in this Section 8.3 shall be cancelled by the Corporation.

ARTICLE 9
VOTING RIGHTS

9.1 Except as required by applicable law and by Article 10 hereof, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of the Corporation or to vote at any such meeting.

ARTICLE 10
AMENDMENT AND APPROVAL

10.1 The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or removed but only with the approval of the holders of the Exchangeable Shares given as hereinafter specified.

10.2 Any approval given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares shall be deemed to have been sufficiently given if it shall have been given in accordance with applicable law subject to a minimum requirement that such approval be evidenced by resolution passed by not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at a meeting of holders of Exchangeable Shares duly called and

held at which the holders of at least 10% of the outstanding Exchangeable Shares (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at that time are present or represented by proxy; provided that if at any such meeting holders of at least 10% of such outstanding Exchangeable Shares at that time are not present or represented by proxy within one-half hour after the time appointed for such meeting, then the meeting shall be adjourned to such place and time (not less than ten days later) as may be designated by the Chairman of such meeting. At such adjourned meeting the holders of Exchangeable Shares present or represented by proxy thereat may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than two-thirds of the votes cast on such resolution (other than the Exchangeable Shares held by Fairborne, Fairborne ExchangeCo or any of their respective subsidiaries and other affiliates) at such meeting shall constitute the approval or consent of the holders of the Exchangeable Shares.

ARTICLE 11
RECIPROCAL CHANGES, ETC. IN RESPECT OF UNITS

11.1 Each holder of an Exchangeable Share acknowledges that the Support Agreement provides, in part, that, unless otherwise approved by the Corporation and the holders of Exchangeable Shares, the number of Units for which the Exchangeable Shares are exchangeable shall, in addition to being adjusted from time to time to conform to the Exchange Ratio, be simultaneously adjusted on an economically equivalent basis if Fairborne:

(a) issues or distributes Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of stock distribution or other distribution, other than an issue of Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to holders of Units who exercise an option to receive distributions in Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) in lieu of receiving cash distributions; or

(b) issues or distributes rights, options or warrants to the holders of all or substantially all of the then outstanding Units entitling them to subscribe for or to purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(c) issues or distributes to the holders of all or substantially all of the then outstanding Units:

(i) securities of Fairborne of any class other than Units (other than securities convertible into or exchangeable for or carrying rights to acquire Units);

(ii) rights, options or warrants other than those referred to in Section 11.1(b) above;

(iii) evidences of indebtedness of Fairborne; or

(iv) assets of Fairborne other than Distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivides, redivides or changes the then outstanding Units into a greater number of Units; or

(e) other than as provided in the Support Agreement, reduces, combines, consolidates or changes the then outstanding Units into a lesser number of Units; or

(f) reclassifies or otherwise changes the Units or effects an amalgamation, merger, reorganization or other transaction affecting the Units.

The Support Agreement further provides, in part, that the aforesaid provisions of the Support Agreement shall not be changed without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions.

ARTICLE 12
ACTIONS BY THE CORPORATION UNDER SUPPORT AGREEMENT AND THE VOTING AND EXCHANGE TRUST AGREEMENT

12.1 The Corporation shall take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Corporation, Fairborne and Fairborne ExchangeCo with all provisions of the Support Agreement and the Voting and Exchange Trust Agreement applicable to the Corporation, Fairborne and Fairborne ExchangeCo, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Corporation all rights and benefits in favour of the Corporation under or pursuant to such agreement.

12.2 The Corporation shall not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Support Agreement and Voting and Exchange Trust Agreement without the approval of the holders of the Exchangeable Shares given in accordance with Section 10.2 of these share provisions other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purposes of:

(a) adding to the covenants of the other parties to such agreements for the protection of the Corporation or the holders of the Exchangeable Shares thereunder;

(b) making such provisions or modifications not inconsistent with such agreements as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the Board of Directors, it may be expedient to make, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such provisions and modifications shall not be prejudicial to the interests of the holders of the Exchangeable Shares; or

(c) making such changes in or corrections to such agreements which, on the advice of counsel to the Corporation, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the Board of Directors shall be of the good faith opinion, after consultation with counsel, that such changes or corrections shall not be prejudicial to the interests of the holders of the Exchangeable Shares.

ARTICLE 13
LEGEND; CALL RIGHTS; WITHHOLDING RIGHTS

13.1 The certificates evidencing the Exchangeable Shares shall contain or have affixed thereto a legend in form and on terms approved by the Board of Directors, with respect to the Support Agreement, the Call Rights and the Voting and Exchange Trust Agreement (including the provisions with respect to the voting rights and exchange rights thereunder).

13.2 Each holder of an Exchangeable Share, whether of record or beneficial, by virtue of becoming and being such a holder shall be deemed to acknowledge each of the Liquidation Call Right, the Retraction Call Right and the Redemption Call Right, in each case, in favour of Fairborne and Fairborne ExchangeCo, and the overriding nature thereof in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares, as the case may be, and to be bound thereby in favour of Fairborne and Fairborne ExchangeCo as therein provided.

13.3 The Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent shall be entitled to deduct and withhold from any dividend or consideration otherwise payable to any holder of Exchangeable Shares such amounts as the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent is required to deduct and withhold with respect to such payment under the *Income Tax Act* (Canada) or any provision of provincial, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the holder of the Exchangeable Shares in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash consideration otherwise, if any, payable to the holder, the Corporation, Fairborne, Fairborne ExchangeCo and the Transfer Agent are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Corporation, Fairborne, Fairborne ExchangeCo or the Transfer Agent shall notify the holder thereof and remit any unapplied balance of the net proceeds of such sale.

ARTICLE 14
NON-RESIDENT HOLDERS

14.1 Notwithstanding anything contained in these share provisions, the obligation of the Corporation, Fairborne or Fairborne ExchangeCo to pay the Retraction Price, Purchase Price, Liquidation Price or Redemption Price, other than in circumstances where the Corporation, Fairborne or Fairborne ExchangeCo elects to pay the Redemption Price in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or a resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax* Act (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

ARTICLE 15
SPECIFIED AMOUNT

15.1 The amount specified in respect of each Exchangeable Share for the purposes of subsection 191(4) of the *Income Tax Act* (Canada) shall be an amount equal to the fair market value of one Unit on the Effective Date.

ARTICLE 16
NO FRACTIONAL ENTITLEMENTS

16.1 Notwithstanding anything contained in these share provisions including, without limitation, Articles 4, 5 or 6, no holder of an Exchangeable Share shall be entitled to and neither the Corporation, Fairborne, Fairborne ExchangeCo nor the Trustee shall deliver fractions of Units. Where the application of the provisions of these share provisions, including, without limitation, Articles 4, 5 and 6 would otherwise result in a holder of Exchangeable Shares receiving a fraction of a Unit, such holder of Exchangeable Shares shall only be entitled to receive the nearest whole number of Units.

ARTICLE 17
NOTICES

17.1 Any notice, request or other communication to be given to the Corporation by a holder of Exchangeable Shares shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by telecopy or by delivery to the registered office of the Corporation and addressed to the attention of the President of the Corporation. Any such notice, request or other communication, if given by mail, telecopy or delivery, shall only be deemed to have been given and received upon actual receipt thereof by the Corporation.

17.2 Any presentation and surrender by a holder of Exchangeable Shares to the Corporation or the Transfer Agent of certificates representing Exchangeable Shares in connection with the liquidation, dissolution or winding-up of the Corporation or the retraction or redemption of Exchangeable Shares shall be made by registered mail (postage prepaid) or by delivery to the registered office of the Corporation or to such office of the Transfer Agent as may be specified by the Corporation, in each case, addressed to the attention of the President of the Corporation. Any such presentation and surrender of certificates shall only be deemed to have been made and to be effective upon actual receipt thereof by the Corporation or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by registered mail shall be at the sole risk of the holder mailing the same.

17.3 Any notice, request or other communication to be given to a holder of Exchangeable Shares by or on behalf of the Corporation shall be in writing and shall be valid and effective if given by mail (postage prepaid) or by delivery to the address of the holder recorded in the register of shareholders of the Corporation or, in the event of the address of any such holder not being so recorded, then at the last known address of such holder. Any such notice, request or other communication, if given by mail, shall be deemed to have been given and received on the third Business Day following the date of mailing and, if given by delivery, shall be deemed to have been given and received on the date of delivery. Accidental failure or omission to give any notice, request or other communication to one or more holders of Exchangeable Shares shall not invalidate or otherwise alter or affect any action or proceeding to be taken by the Corporation pursuant thereto.

SCHEDULE A

RETRACTION REQUEST

To Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd.

This notice is given pursuant to Article 4 of the provisions (the "Share Provisions") attaching to the Series A Exchangeable Shares of Fairborne Acquisition Corp. represented by the enclosed certificate and all capitalized words and expressions used in this notice that are defined in the Share Provisions have the meanings ascribed to such words and expressions in such Share Provisions.

The undersigned hereby notifies Fairborne Acquisition Corp. that, subject to the Retraction Call Right referred to below, the undersigned desires to have Fairborne Acquisition Corp. redeem in accordance with Article 4 of the Share Provisions:

☐ **ALL SHARE(S) REPRESENTED BY THE ENCLOSED CERTIFICATE; OR**

_____________ **SHARE(S) OF THE SHARES REPRESENTED BY THE ENCLOSED CERTIFICATE.**

NOTE: The Retraction Date shall be on the date provided in the Share Provisions.

The undersigned acknowledges the overriding Retraction Call Right of Fairborne Energy Trust and Fairborne ExchangeCo Ltd. to purchase all but not less than all the Retracted Shares from the undersigned and that this notice is and shall be deemed to be a revocable Retraction Offer by the undersigned to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd., in accordance with the Retraction Call Right on the Retraction Date for the Purchase Price and on the other terms and conditions set out in Section 4.3 of the Share Provisions. This Retraction Request, and this Retraction Offer to sell the Retracted Shares to Fairborne Energy Trust and Fairborne ExchangeCo Ltd., may be revoked and withdrawn by the undersigned only by notice in writing given to Fairborne Acquisition Corp. at any time before the close of business on the Business Day immediately preceding the Retraction Date.

Unless the following box is checked, in the event that neither Fairborne Energy Trust nor Fairborne ExchangeCo Ltd. exercise the Retraction Call Right, the undersigned hereby instructs the Trustee to exercise the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to purchase from the undersigned the Exchangeable Shares referred to above:

☐ The Undersigned hereby elects to NOT exercise the Exchange Rights in the circumstances described above.

The undersigned acknowledges that if, as a result of solvency provisions of applicable law, Fairborne Acquisition Corp. is unable to redeem all Retracted Shares, the undersigned will be deemed to have exercised the Exchange Rights (as defined in the Voting and Exchange Trust Agreement) so as to require Fairborne or Fairborne ExchangeCo Ltd. to purchase the unredeemed Retracted Shares.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned:

(a) is not a non-resident of Canada for the purposes of the *Income Tax Act* (Canada); or

(b) is a non-resident of Canada for the purposes of the *Income Tax Act* (Canada) and has delivered a certificate issued by the Canada Revenue Agency pursuant to section 116 of the *Income Tax Act* (Canada) having a "certificate limit" (as defined therein) of not less than the fair market value of the securities to be received by the undersigned in connection with this Notice (such certificate being herein called the "Certificate"), or if a Certificate has not been delivered, the undersigned has delivered to the Corporation sufficient funds to enable Fairborne Acquisition Corp., Fairborne

Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, to comply with section 116 of the Income Tax Act (Canada) and remit the required amount to the Receiver General of Canada and the undersigned acknowledges that any such amounts shall be treated for all purposes as having been paid to the undersigned.

The undersigned hereby represents and warrants to Fairborne Acquisition Corp., Fairborne Energy Trust and Fairborne ExchangeCo Ltd. that the undersigned has good title to, and owns, the share(s) represented by this certificate to be acquired by Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd., as the case may be, free and clear of all liens, claims and encumbrances.

The undersigned hereby represents and warrants that the undersigned:

☐ is, or

(check one)

☐ is not

located in the United States or a resident of any country other than Canada, or is a partnership (other than a "Canadian partnership") within the meaning of the *Income Tax Act* (Canada). See note (2) below.

(Date)	(Signature of Shareholder)	(Guarantee of Signature)

☐ Please check box if the securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares are to be held for pick-up by the shareholder from the Transfer Agent, failing which the securities and any cheque(s) will be mailed to the last address of the shareholder as it appears on the register.

NOTES:

1. This panel must be completed and the enclosed certificate, together with such additional documents as the Transfer Agent may require, must be deposited with the Transfer Agent. The securities and any cheque(s) resulting from the retraction or purchase of the Retracted Shares will be issued and registered in, and made payable to, respectively, the name of the shareholder as it appears on the register of Fairborne Acquisition Corp. and the securities and any cheque(s) resulting from such retraction or purchase will be delivered to such shareholder as indicated above, unless the form appearing immediately below is duly completed.

2. Notwithstanding anything contained in the Share Provisions, the obligation of Fairborne Acquisition Corp., Fairborne Energy Trust or Fairborne ExchangeCo Ltd. to pay the retraction price other than in circumstances where such amount is paid in cash, in respect of Exchangeable Shares held by a person whom the Transfer Agent believes is located in the United States or resident of any foreign country, or is a partnership (other than a "Canadian partnership" within the meaning of the *Income Tax Act* (Canada)), shall be satisfied by delivering the Units which would have been received by the affected holder to the Transfer Agent who shall sell such Units on the stock exchange on which the Units are then listed and, upon such sale, the rights of the affected holder shall be limited to receiving the net proceeds of sale (net of applicable taxes) upon surrender of the certificates representing such Exchangeable Shares.

Date: ______________________________

Name of Person in Whose Name Securities
Are to be Registered or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

Social Insurance Number: ______________________________

Signature of Shareholder: ______________________________

City, Province and Postal Code: ______________________________

Signature Guaranteed by: ______________________________

NOTE: If this Retraction Request is for less than all of the shares represented by the enclosed certificate, a certificate representing the remaining share(s) of Fairborne Acquisition Corp. represented by the enclosed certificate will be issued and registered in the name of the shareholder as it appears on the register of Fairborne Acquisition Corp., unless the Share Transfer Power on the share certificate is duly completed in respect of such share(s).

TECHNICAL SERVICES AGREEMENT

DATED effective as of the 30th day of May, 2005.

BETWEEN:

FAIRBORNE ENERGY LTD., an Alberta corporation (the "**Administrator**" or "**Fairborne**")

\- and -

FAIRQUEST ENERGY LIMITED, an Alberta corporation ("**Fairquest**")

WHEREAS Fairquest and the Administrator wish to share personnel and certain administrative and technical services of the Administrator in connection with the management, development, exploitation and operation of the assets of Fairquest to be acquired by Fairquest pursuant to the Plan of Arrangement;

AND WHEREAS the Administrator is willing to share such personnel and administrative and advisory services on the terms and conditions hereinafter set out;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the respective covenants and agreements hereinafter set forth in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged) the Parties do covenant and agree with one another as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

The following words and phrases have the following meanings when used

(a) "**Applicable Laws**" means the mandatory applicable provisions of any law, bylaw, statute, regulation, rule, ordinance, policy, order or directive enacted or issued by any governmental or regulatory body or other duly constituted public authority (whether legislative, administrative or executive);

(b) "**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business;

(c) "**Fairquest Assets**" means the assets transferred, directly or indirectly, by Fairborne, Pivotal Energy Ltd., Case Resources Inc. and Fairborne Pivotal Production Partnership to Fairquest, as more particularly described in Appendix H to the Information Circular and Proxy Statement dated April 27, 2005, together with all appendices thereto, distributed by Fairborne in connection with the annual and special meeting of shareholders and optionholders of Fairborne to be held on May 26, 2005 and any adjournments thereof and all other assets, directly or indirectly, acquired by Fairquest during the term hereof;

(d) "**Facilities**" means the facilities which form part of the Fairquest Assets;

(e) "**Hydrocarbon Substances**" means petroleum, natural gas, crude bitumen and related hydrocarbons, and any other substances, whether gaseous, liquid or solid, and whether hydrocarbons or not, (including, without limitation, sulphur) which might be produced in association therewith, or any of them, or any constituent of any of them;

(f) "**Month**" means a calendar month;

(g) "**Parties**" means, collectively, the Administrator and Fairquest and "Party" refers to either of the Parties;

(h) "**Personnel**" means all of the staff, employees and other personnel (including head office personnel) of Fairborne employed by Fairquest as described in section 2.1 hereof in respect of the management, development, exploitation and operation of the Fairquest Assets;

(i) "**Plan of Arrangement**" means the plan of arrangement pursuant to which, *inter-alia*, the assets of Fairborne Energy Ltd. are to be reorganized and divided between the Trust and Fairquest;

(j) "**Services**" means the services provided by the Administrator and the Personnel to Fairquest pursuant to the Sharing Arrangements;

(k) "**Sharing Arrangements**" means the sharing of those services to be provided by the Personnel to Fairquest hereunder, as more particularly described in section 2.3;

(l) "**Technical Data**" has the meaning set out in section 2.4 hereof;

(m) "**Trust**" means the Fairborne Energy Trust, a trust created pursuant to the laws of Alberta and governed by the Trust Indenture;

(n) "**Trust Indenture**" means the Trust Indenture dated April 20, 2005 by which the Trust is governed; and

(o) "**Wells**" means the wells which form part of Fairquest Assets.

1.2 Construction

In this Agreement, unless otherwise expressly stated:

(a) and references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular section, subsection or schedule;

(b) references to an "Article", "Section", "subsection", "clause" or "Schedule" are references to an Article, Section, subsection, clause or Schedule of or to this Agreement;

(c) references to dollar amounts are references to Canadian dollar amounts;

(d) references to time shall refer to Mountain Standard Time or Daylight Savings Time during the respective intervals in which each is in force;

(e) words importing the singular shall include the plural and vice versa, words importing gender shall include the masculine, feminine and neuter genders, and references to a "person" or "persons" shall include individuals, corporations, trusts, associations, bodies politic and other entities, all as may be applicable in the context;

(f) words and phrases which are not defined herein but which have a generally accepted meaning in the custom and usage of the oil and gas industry in western Canada as at the date hereof shall be given such generally accepted meaning;

(g) the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof; and

(h) time is of the essence.

1.3 Entire Agreement

This Agreement expresses and constitutes the entire agreement between the Parties with respect to the Sharing Arrangements and the Services to be provided to Fairquest, and supersedes any previous agreements or understandings with respect thereto. This Agreement may be amended only by written instrument executed by the Parties.

ARTICLE 2
ENGAGEMENT OF ADMINISTRATOR AND EMPLOYMENT OF PERSONNEL

2.1 Engagement of Administrator and Employment of Personnel

Fairquest hereby:

(a) engages, appoints and grants authority to the Administrator to perform the Services and the Administrator hereby accepts such engagement, appointment and authority, all subject to the terms and conditions of this Agreement; and

(b) agrees to concurrently employ the Personnel to perform those Services, all subject to the terms and conditions of this Agreement.

2.2 Concurrent Employment

The Parties acknowledge that the Personnel will, as a consequence of this Agreement, be concurrently employed by each of Fairborne and Fairquest, and although the Administrator will provide the services of the Personnel to Fairquest, such Personnel for all legal purposes will be employees of Fairquest when acting on behalf of Fairquest and not employees or seconded employees of the Administrator.

2.3 Sharing Arrangements

Throughout the term of this Agreement, and subject to the direction of Fairquest's executive officers, the Administrator and the Personnel shall manage, develop, exploit, operate and administer the Fairquest Assets and do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the business of Fairquest for and on behalf of and in the name of Fairquest. Without limiting the generality of the foregoing, the Administrator shall or shall cause the Personnel to:

(a) act as the on-site operator of the Wells and Facilities that comprise the Fairquest Assets and perform all work and services ordinarily performed by an operator for the field management and operation of such Wells and Facilities;

(b) act as, or provide, the on-site and office supervision of all construction, drilling, completion, equipping, gathering or new facility work on any and all Fairquest Assets;

(c) conduct all operations for the Wells and Facilities in a safe and competent manner, in compliance with accepted industry practices and Applicable Laws, including but not limited to the following: occupational health and safety, environmental, workers' compensation, transportation of dangerous goods, work place hazardous materials and emergency response plans;

(d) place orders with suppliers and sign for receipt of materials, not to exceed $10,000 per order without the prior written or oral approval of Fairquest;

(e) keep the Wells and Facilities, including the lands on which they are situated, free of all liens or claims arising from the performance of the Administrator's obligations under this Agreement, except for liens or claims being contested diligently;

(f) comply with reasonable instructions from Fairquest's representatives about operation of the Wells;

(g) establish and maintain communication with operators of related facilities on changes in operating conditions, plant or battery shut-down, and other matters affecting the operation of the Wells and Facilities;

(h) use reasonable efforts to maintain good relations with area residents and government representatives;

(i) report to Fairquest on general operations of the Wells and Facilities on an as requested basis;

(j) immediately report to Fairquest's representative all unsafe conditions relating to the operation of the Wells and Facilities;

(k) source labour, transportation and hand tools required for the operation and maintenance of the Wells and Facilities;

(l) immediately report to Fairquest any indication of security problems at the site of the Wells and Facilities;

(m) use reasonable efforts to:

(i) employ or retain the services of Personnel who are trained and competent to perform their duties before operating the Wells and Facilities,

(ii) cause the operations relating to the Wells and Facilities comply with Fairquest's safety standards, work practices and accident prevention regulations,

(iii) cause the Personnel receive H_2S training if there is a potential to handle sour substances or enter onto sour gas locations;

(n) at the request of Fairquest, provide the Administrator's environmental safety standards, work practices and accident prevention policies;

(o) manage, administer, conserve, develop and operate any and all of the Fairquest Assets properties or assets of Fairquest;

(p) set up, administer and maintain all document and correspondence files, paper and electronic land files and records associated with or incidental to the Fairquest Assets;

(q) arrange for, negotiate, as requested, and provide for execution to Fairquest, all agreements which require execution by or on behalf of Fairquest involving matters or transactions which are within the ordinary course of the business of Fairquest;

(r) prepare all requisite authority for expenditure requests, and back up justification, in support of program expenditures, for review and execution by Fairquest's officers;

(s) keep and maintain at the Administrator's office in Calgary, Alberta at all times books, records and accounts which shall contain particulars of all operations, receipts and disbursements of Fairquest;

(t) employ, retain, engage or dismiss from employment, Personnel, agents, representatives or professionals or other investment participants with the powers and duties, upon the terms and for the compensation as in the discretion of the Administrator may be necessary or advisable in carrying on the business of Fairquest;

(u) provide administrative services, which may include from time to time, human resource services for administration of independent contractors of Fairquest, accounting services, including advice and assistance in management of accounts, billings, collections, general ledger accounting, preparation of financial statements, preparation of budgets and business plans;

(v) make available office space, equipment and staff including accounting, secretarial, corporate and land administration services as may be reasonably necessary to perform its duties hereunder;

(w) incur all costs and expenses in connection with the Services being provided to Fairquest subject to reimbursement as set out herein;

(x) market Fairquest's share of production of Hydrocarbon Substances, as required;

(y) act as attorney in fact or agent of Fairquest in disbursing and collecting moneys for Fairquest, paying debts and fulfilling the obligations of Fairquest, and handling and settling any claims of Fairquest;

(z) file returns, submissions or other documents required by any regulatory or like authority;

(aa) obtain insurance coverage in accordance with Canadian generally accepted oil and gas practices;

(bb) arrange for the payment of all properly payable costs and expenses incurred by or on behalf of Fairquest in connection with its business and its assets;

(cc) execute, acknowledge and deliver the documents necessary to effect any or all of the foregoing or otherwise in connection with the business of Fairquest; and

(dd) execute any and all other deeds, documents and instruments and do all acts as may be necessary or desirable to carry out the intent and purpose of this Agreement.

2.4 Joint Records

(a) The Administrator may combine files, logs, records, books, accounts, receipts and records associated with or incidental to the properties and assets of Fairquest with files, logs, records, books, accounts, receipts and records associated with or incidental to the properties and assets of Administrator and need not maintain a separate set of files, logs, records, books, accounts, receipts and records associated with or incidental to the properties and assets of Fairquest.

(b) At the request and expense of Fairquest, Administator will on reasonable notice copy and provide the copy to Fairquest of, the well logs, books, accounts, receipts, invoices, document and correspondence files, paper and electronic land files and records associated with or incidental to the properties and assets of Fairquest.

2.5 Technical Interpretation and Recommendations

The Administrator shall provide Fairquest with access to all of the Administrator's geological, geophysical data, reservoir, mechanical or other technical information, documentation, records and interpretations of whatsoever kind and description which relate to Fairquest's properties and assets (the "Technical Data") and shall furnish all personnel, equipment, materials and supervision necessary to enable Fairquest to review and interpret such Technical Data. In a similar fashion, Fairquest shall provide the Administrator with access to all of Fairquest's Technical Data.

Notwithstanding the above, nothing in this section 2.4 shall give Fairquest any rights to Technical Data which the Administrator is legally restricted from providing to Fairquest by virtue of the terms of any agreement governing the Administrator's interest in the Technical Data. Further, nothing in this section 2.4 shall give the Administrator any rights to Technical Data which Fairquest is legally restricted from providing to the Administrator by virtue of the terms of any agreement governing Fairquest's interest in the Technical Data.

2.6 Delegation

The Administrator may contract with any person to carry out any of its duties hereunder and may delegate to such person any power and authority of the Administrator hereunder, but no such contract or delegation will relieve the Administrator of any of its obligations hereunder. Affiliated entities of the Administrator may be employed or retained by the Administrator on behalf of Fairquest to provide goods or services to Fairquest in the ordinary course of business on terms and conditions equivalent to arm's-length terms and conditions.

2.7 Exercise of Powers and Discharge of Duties

Subject to Section 4.3, the Administrator will exercise its powers and discharge its duties under this Agreement honestly, in good faith and in the best interests of Fairquest and in connection therewith, will apply the degree of care, diligence and skill that a reasonably prudent and qualified person would apply in comparable circumstances and, in particular, but without limitation, shall:

(a) hold and maintain the registrations necessary for the conduct of Fairquest's business and continue to have such licenses and permits necessary to exploit the business of Fairquest in all jurisdictions where the activities of Fairquest require such licensing or other form of registration; and

(b) instruct its employees and agents to devote to the conduct of the affairs of Fairquest such time as may be reasonably required for the proper management of the affairs of Fairquest.

2.8 Employment Expenses

The Administrator shall be solely responsible for the provision of all Personnel which it deems necessary to fulfil its obligations under this Agreement and, subject to reimbursement by Fairquest, shall be solely responsible for payment of all salaries, benefits (other than as specifically provided herein) and expenses (including severance or termination payments) of such Personnel, including, but not limited to, all source deductions, remittances and assessments such as income tax, unemployment insurance premiums, Canada Pension Plan contributions, provincial health care contributions and Workers' Compensation contributions and assessments and any other employee benefits. Fairquest shall remunerate the Personnel by allowing them to participate, subject to the discretion of the board of directors of Fairquest, in Fairquest's share option plan and similar and other incentive plans for the benefit of employees of Fairquest.

2.9 Emergencies

In an emergency, the Administrator may take whatever action it deems necessary to protect life, property and the natural environment. The action will be at the risk, cost and expense of Fairquest. The Administrator will promptly notify Fairquest of any such emergency and any action taken in connection therewith.

ARTICLE 3
FEES AND EXPENSES

3.1 Fees and Expenses

(a) Services

For the performance of the Services and Personnel supplied by the Administrator, Fairquest shall pay to the Administrator a monthly fee equal: (i) to its proportionate share of 50% of the Administrator's general and administrative costs, after all recoveries, based upon Fairquest's respective level of Hydrocarbon Substances production (determined on an industry standard basis) relative to the combined level of Hydrocarbon Substances production for the Administrator and Fairquest; plus (ii) its proportionate share of 50% of the Administrator's general and administrative costs, after all recoveries, based upon Fairquest's respective level of capital expenditures relative to the combined capital spending of the Administrator and Fairquest, all of which shall be invoiced on a Monthly basis and prorated for lesser periods as appropriate.

(b) Additional Fees

The Administrator may, from time to time, contract to provide additional services on behalf of Fairquest, which Fairquest has preauthorized for an additional fee.

(c) Other Direct Reimbursable Costs

For greater certainty, each Party acknowledges that it will each be separately responsible to the Personnel for the payment of any stock options, incentive plans or employment entitlements particular to that Party and for the payment of any severance costs or termination payments, assessed and calculated solely on the basis of a person's employment activities and term of service for that Party. In the event the Administrator pays such costs on behalf of Fairquest, it shall be entitled to be reimbursed for such costs upon issuance of an invoice to Fairquest relative to such costs.

(d) Direct General and Administrative Costs

The Parties also acknowledge that direct general and administrative costs incurred by a Party will be the responsibility of such Party to pay and will not be shared or included in the fee calculation described above in section 3.1(a).

3.2 Invoices

If Fairquest disputes any item in an invoice, it shall, within thirty (30) days of receipt of such invoice, notify the Administrator in writing of any item set forth in an invoice under dispute, specifying in detail the nature of the dispute. Subject to the rights of Fairquest under Article 5 hereof, failure to dispute any invoice in accordance with the terms of this section shall be deemed to be an acceptance of all the items in an invoice. Payment of any disputed item shall be withheld by Fairquest until settlement of the disputed item by mutual consent or, failing such agreement, by arbitration. Upon settlement of the disputed item, whether by agreement or arbitration, the amount settled upon or determined to be owing shall be paid within ten (10) days of such settlement or determination.

3.3 Overdue Accounts

Any invoice not paid within sixty (60) days after receipt of the invoice will accrue interest on the amount owing at an annual rate equal to the prime lending rate announced by the main branch of the chartered bank used by the Administrator in Calgary, Alberta, as a reference rate then in effect for determining interest rates in Canadian dollars demand commercial loans, compounded Monthly from the date of receipt of the invoice until paid.

ARTICLE 4
STATUS OF ADMINISTRATOR AND PERSONNEL

4.1 Status of the Administrator

The Administrator:

(a) is an independent corporation providing Services to Fairquest pursuant to the Sharing Arrangements described in this Agreement;

(b) will control the work and services of its employees and sub-contractors acting in furtherance of the interests of the Administrator; and

(c) is accountable to Fairquest for the delivery of the Services.

4.2 Personnel

While the Administrator is responsible for deciding on:

(a) the number of the Administrator's employees who will become Personnel and as a consequence, concurrent employees of Fairquest;

(b) the selection of such Personnel and any sub-contractors;

(c) the hours of labour and compensation for the services of the Personnel and any sub-contractors;

Personnel engaged in the furtherance of the interests of Fairquest are employees of Fairquest.

4.3 Other Activities

Each of the Administrator and Fairquest acknowledge that each of the Administrator and Fairquest and its affiliates or associates hold interests in many of the same properties and assets as the properties and assets and are engaged in or may become engaged in a variety of other businesses and competing oil and gas activities and operations. Each of the Administrator and Fairquest acknowledges and consents to any and all such interests, activities and operations and agrees that nothing herein shall prevent the other party or any of its affiliates or associates or any of their respective officers, directors or employees from having other business interests, even though such business interests may be similar to or competitive with those of it or its subsidiaries. Neither the Administrator nor Fairquest and its respective affiliates and associates shall be obligated to offer any business opportunities to the other party hereto (except as may specifically provided in agreements between them including, without limitation, farmin agreements entered into upon completion of the Plan of Arrangement). Except as may be specifically provided in agreements between the parties, each of the he Administrator and Fairquest and its respective affiliates and associates and their respective directors, officers and employees shall have the right independently to engage in and receive the full benefits from business activities whether or not similar to or competitive with the business of the other party, without consulting the other party hereto.

4.4 Confidential Information

Each of the parties hereto agrees that it will not, during or after the term of this Agreement, disclose or make available to any party any confidential information concerning the business, assets or affairs of the other party, whether provided in connection with the performance of the Services hereunder or otherwise, except that the foregoing shall not apply to:

(a) such disclosures as are required in order to comply with any statute, regulation or order of a regulatory authority having jurisdiction;

(b) information that is at the time of disclosure, or thereafter becomes, generally available to the public (other than as a result of a disclosure by the recipient in breach of the provisions hereof);

(c) such information that was or becomes available to the recipient on a non-confidential basis from a source other than the disclosing party, provided that such source is not or was not bound by a confidentiality covenant with the disclosing party to hold or retain such information confidential; or

(d) such information has been independently acquired or developed by the recipient without violating any of its obligations under this or any other agreement it may have with the disclosing party.

In addition, notwithstanding the foregoing, either party may disclose confidential information to its affiliates or subsidiaries and their respective directors, officers, employees, consultants, contractors and advisors who need to know for the purpose of providing the Services, provided that the party disclosing the same shall be responsible to the other party for such recipient's compliance with the terms hereof.

ARTICLE 5
AUDIT PROVISION

5.1 Records and Accounts

The Administrator will maintain complete records and accounts with respect to the Sharing Arrangements and Services in accordance with Canadian generally accepted accounting principles and in the detail required to verify all records and accounts submitted to Fairquest.

5.2 Audit Rights

Fairquest has the right to audit, at its own expense, the records and accounts of the Administrator related to the Services:

(a) during reasonable business hours and on advance written notice to the Administrator; and

(b) for up to twenty-four (24) Months from the end of the calendar year to which the records and accounts relate.

5.3 Audit Claims

Any claims of discrepancies will be made in writing to the Administrator within three (3) Months of completion of the audit.

5.4 Audit Responses

The Administrator will respond in writing to all claims of discrepancies within three (3) Months of receipt of such claims.

ARTICLE 6
LIABILITY AND INDEMNIFICATION

6.1 Indemnity of Fairquest

The Administrator hereby indemnifies and holds harmless Fairquest, its officers, directors, shareholders, Personnel and agents for any costs, damages, liabilities or loss suffered or incurred by Fairquest, its officers, directors, shareholders, Personnel and agents as a result of any act of gross negligence or fraud by the Administrator or of any act or omission not believed in good faith to be within the scope of authority conferred by this Agreement.

6.2 Indemnity of Administrator

Fairquest hereby indemnifies and holds harmless the Administrator, its officers, directors, shareholders, Personnel and agents, from and against any costs, damages, liabilities or loss suffered or incurred by the Administrator, its officers, directors, shareholders, Personnel and agents by reason of acts, omissions or alleged acts or omissions arising out of the activities of the Administrator on behalf of Fairquest or in furtherance of the interests of Fairquest, but only if the acts, omissions or the alleged acts or omissions on which the actual or threatened action, proceeding or claim are based were not performed or omitted fraudulently or in bad faith and are not attributable to the fraud, bad faith, wilful misfeasance or gross negligence in the performance of the obligations or reckless disregard of such obligations by the Administrator, its officers, directors, shareholders, Personnel or agents.

6.3 Limitation of Liability

Notwithstanding anything else contained in this Agreement, the Administrator, its officers, directors, shareholders, Personnel or agents shall not be liable, responsible or accountable in damages or otherwise to Fairquest for any act or omission taken on behalf of Fairquest within the scope of the authority conferred on the Administrator by this Agreement or by law, unless the act or omission was performed or omitted fraudulently or in bad faith or constituted gross negligence in the performance of the Administrator's obligations under this Agreement or Applicable Laws or as a result of the reckless disregard by the Administrator of such obligations.

6.4 Further Limitations

Notwithstanding anything else contained herein, and notwithstanding any Applicable Laws or rule of equity to the contrary:

(a) neither Party is liable for any indirect or consequential damages, including loss of profits or loss of anticipated profits, however arising and sustained by the other Party in the performance, purported performance or non-performance of this Agreement; and

(b) each Party shall be obligated to use reasonable efforts to mitigate any liability, loss, costs, claims or damages sustained by it in connection with any matter for which the other Party may have liability to it.

ARTICLE 7
GENERAL

7.1 Term

(a) This Agreement will commence on the date hereof and will continue until terminated by either Party upon six months prior written notice to the other Party.

(b) Each Party will be responsible for any obligations it incurs during the term of this Agreement.

7.2 Force Majeure

The obligations of either Party will be suspended by written notice from one Party to the other and for so long as the performance of the obligations are prevented or hindered, in whole or in part, by reason of strikes, acts of God or the Queen's enemies, provincial, federal or municipal regulations, or for any other cause beyond the reasonable control of the Party, except lack of funds. Performance will be resumed within a reasonable time after the cause has been removed. A Party is not required to settle any labour dispute against its will.

7.3 Confidentiality

Throughout the term of this Agreement and for one (1) year thereafter, all the information communicated by the Parties to one another under this Agreement shall be considered as confidential and must be used only for the purposes of this Agreement. The requirements with respect to confidentiality described in this Section 7.3 shall be applicable to all information which the Parties receive from one another, directly or indirectly, except information relating to the following categories:

(a) information which has become public prior to its disclosure;

(b) information which becomes public after its disclosure, but not as a result of a breach of this Agreement;

(c) information received by a Party from a third party if such third party has the independent right of publicizing such information;

(d) information obtained as a result of discovery and by means of independent research without the use of or access to another Party's information; and

(e) information which a Party is required to disclose pursuant to Applicable Laws, order of a court of competent jurisdiction or the regulations or requirements of a recognized securities exchange or commission.

7.4 Communications

All notices and other communications given in connection with this Agreement shall be in writing, and the respective addresses of the Parties for the service of any such notices or other communications shall be as follows:

Administrator:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President
Fax: (403) 290-7751

Fairquest:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

Attention: President
Fax: (403) 290-7751

All notices and communications given in connection with this Agreement shall be sufficiently given if addressed as aforesaid and either delivered by hand or by reputable courier service to the intended recipient's address for service as set forth above, or sent by direct facsimile telecommunication to such Party at its direct fax number as set forth above. Any notice so given shall be deemed to have been given and received on the first Business Day on which it is presented during normal business hours at the address for service of the addressee thereof, or, in the case of a direct facsimile telecommunication, on the day on which it is transmitted, if transmitted prior to or during normal business hours on a Business Day, or on the first Business Day following the day on which it is transmitted, if transmitted otherwise. A Party may change its address for service by giving written notice thereof to the other Party.

7.5 Assignment

Neither Party shall be entitled to assign any rights or obligations under or in respect of this Agreement.

7.6 Enurement and Change of Control

This Agreement shall enure to the benefit of and be binding upon the Parties and their respective successors. The Agreement shall not be effected by a change of control of either Party except as otherwise mutually agreed to by the Parties.

7.7 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta, and each of the Parties submits to the jurisdiction of the courts of the Province of Alberta for the interpretation and enforcement hereof.

7.8 Counterpart Execution

This Agreement may be executed in separate counterparts, and the executed counterparts shall together constitute one instrument and have the same force and effect as if all of the Parties had executed the same instrument.

IN WITNESS WHEREOF the Parties have executed and delivered this Agreement as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Steven R. VanSickle"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Robert A. Maitland"*

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of April, 2005

AMONG:

FAIRBORNE ENERGY LTD., a corporation incorporated under the laws of Alberta ("**Fairborne**")

- and -

FAIRQUEST ENERGY LIMITED, a corporation incorporated under the laws of Alberta ("**Fairquest**")

- and -

FAIRBORNE ACQUISITION CORP., a corporation incorporated under the laws of Alberta ("**AcquisitionCo**")

- and -

FAIRBORNE EXCHANGECO LTD., a corporation incorporated under the laws of Alberta ("**ExchangeCo**")

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada with offices in Calgary, Alberta as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**, a trust settled pursuant to the laws of Alberta (the "**Trust**")

Recitals

(a) Fairborne wishes to propose an arrangement with Fairquest, AcquisitionCo, ExchangeCo and the Trust and with holders of common shares and options of Fairborne in order to reorganize its affairs and therefore wishes to carry out certain transactions on the basis hereinafter set forth; and

(b) Each of the parties to this Agreement has agreed to participate in the Arrangement.

The parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, the following terms have the following meanings:

"**ABCA**" means the *Business Corporations Act*, R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

"**AcquisitionCo Arrangement Resolution**" means the resolution of the AcquisitionCo common shareholders approving the Arrangement;

"**Agreement**", "**herein**", "**hereof**", "**hereto**", "**hereunder**" and similar expressions mean and refer to this arrangement agreement (including the schedules hereto) as supplemented, modified or amended, and not to any particular article, section, schedule or other portion hereof;

"**AcquisitionCo**" means Fairborne Acquisition Corp., a corporation incorporated under the ABCA;

"**AmalgamationCo**" means Fairborne Energy Ltd., the corporation resulting from the amalgamation of Fairborne and AcquisitionCo pursuant to the Arrangement;

"**Arrangement**" means the proposed arrangement under the provisions of section 193 of the ABCA, on the terms and conditions set forth in the Plan of Arrangement as supplemented, modified or amended;

"**Articles of Arrangement**" means the articles of arrangement in respect of the Arrangement required under subsection 193(10) of the ABCA to be filed with the Registrar after the Final Order has been made to give effect to the Arrangement;

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the city of Calgary, in the province of Alberta, for the transaction of banking business;

"**Certificate**" means the certificate or certificates or other confirmation of filing to be issued by the Registrar pursuant to subsection 193(11) of the ABCA giving effect to the Arrangement;

"**Class A Shares**" means the Class A common shares in the capital of Fairborne created under the Arrangement;

"**Class B Shares**" means the Class B preferred shares in the capital of Fairborne created under the Arrangement;

"**Common Shares**" means the common shares in the capital of Fairborne and "**Common Shareholders**" means the holders from time to time of Common Shares;

"**Court**" means the Court of Queen's Bench of Alberta;

"**Depositary**" means Computershare Trust Company of Canada;

"**Effective Date**" means the date the Arrangement becomes effective under the ABCA;

"**Effective Time**" means the time at which the Articles of Arrangement are filed with the Registrar on the Effective Date;

"**Exchangeable Shares**" means the Series A exchangeable shares in the capital of ExchangeCo;

"**Exchangeable Share Provisions**" means the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares substantially in the form set out in Exhibit 2 hereto;

"**ExchangeCo**" means Fairborne ExchangeCo Ltd., a corporation incorporated under the ABCA;

"**ExchangeCo Arrangement Resolution**" means the resolution of ExchangeCo common shareholders approving the Arrangement;

"**Fairborne**" means Fairborne Energy Ltd., a corporation incorporated under the ABCA;

"**Fairborne Reorganization Resolution**" means the special resolution to approve, among other things, the Arrangement to be presented to Securityholders at the Meeting;

"**Fairborne Warrants**" means common share purchase warrants of Fairborne, each of which entitles the holder to purchase one Common Share at an exercise price of $3.50 per share;

"**Fairquest**" means Fairquest Energy Limited, a corporation incorporated under the laws of Alberta;

"**Fairquest Arrangement Resolution**" means the resolution of Fairquest common shareholders approving the Arrangement;

"**Fairquest Farm-In Agreements**" means the farm-in agreements to be entered into between AmalgamationCo and Fairquest providing Fairquest the right to farm in on certain lands of AmalgamationCo;

"**Fairquest Performance Shares**" means the performance shares issued by Fairquest which are convertible into common shares of Fairquest, as more particularly described in the Information Circular;

"**Fairquest Share Notes**" means the unsecured promissory notes having substantially the terms summarized in Schedule B to the Plan of Arrangement issuable by AcquisitionCo under the Arrangement;

"**Fairquest Shares**" means common shares in the capital of Fairquest;

"**Fairquest Warrants**" means common share purchase warrants of Fairquest to be issued pursuant to the Initial Private Placement, as more particularly described in the Information Circular;

"**Final Order**" means the final order of the Court approving the Arrangement pursuant to subsection 193(9) of the ABCA to be applied for following the Meeting, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**Initial Private Placement**" means the proposed sale by a private placement of up to 4,740,000 Units by Fairquest issued at a price of $2.11 per Unit and up to 1,000,000 Fairquest Performance Shares issued at a price of $0.01 per share, as more particularly described in the Information Circular;

"**Information Circular**" means the information circular and proxy statement of Fairborne to be dated on or about April 27, 2005, together with all appendices thereto, distributed to Securityholders in connection with the Meeting;

"**Interim Order**" means an interim order of the Court under subsection 193(4) of the ABCA containing declarations and directions with respect to the Arrangement, as such order may be affirmed, amended or modified by any court of competent jurisdiction;

"**ITA**" means the *Income Tax Act* (Canada), as amended;

"**Meeting**" means the annual and special meeting of holders of Common Shares and Options to be held to consider, among other things, the Arrangement, and any adjournments thereof;

"**Non-Resident**" means: (i) a person who is not a resident of Canada for the purposes of the ITA; or (ii) a partnership that is not a Canadian partnership for the purposes of the ITA;

"**Options**" means the outstanding stock options, whether or not vested, to acquire Common Shares and "**Optionholders**" means the holders from time to time of Options;

"**Person**" means an individual, partnership, association, body corporate, trust, unincorporated organization, government, regulatory authority, or other entity;

"**Plan of Arrangement**" means the plan of arrangement attached hereto as Exhibit 1, as amended or supplemented from time to time in accordance with the terms thereof;

"**Registrar**" means the Registrar appointed under section 263 of the ABCA;

"**Securityholders**" means, collectively, the Common Shareholders and the Optionholders;

"**subsidiary**" has the meaning ascribed to it in the ABCA;

"**Support Agreement**" means the support agreement to be entered into on the Effective Date substantially in the form set out in Exhibit 3 hereto;

"**Technical Services Agreement**" means the agreement to be entered into on or prior to the Effective Date between Fairquest and Fairborne, pursuant to which Fairborne will provide services to Fairquest and Fairquest will provide services to Fairborne;

"**Trust**" means Fairborne Energy Trust, a trust established under the laws of the Province of Alberta;

"**TSX**" means the Toronto Stock Exchange;

"**Trust Unit**" means a unit of the Trust issued by the Trust;

"**Units**" means a unit comprised of one (1) Fairquest Share and one (1) Fairquest Warrant;

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares to be entered into on the Effective Date substantially in the form set out in Exhibit 4 hereto.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada unless otherwise specified.

1.3 Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4 Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.5 Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Exhibit 1 - Plan of Arrangement
Exhibit 2 - Exchangeable Share Provisions to be Included in the Articles of AcquisitionCo
Exhibit 3 - Support Agreement
Exhibit 4 - Voting and Exchange Trust Agreement

1.6 Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.7 Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.8 Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, between the parties with respect to the subject matter hereof.

1.9 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of Alberta and the laws of Canada applicable in Alberta and shall be treated in all respects as an Alberta contract.

ARTICLE 2
COVENANTS

2.1 Covenants of Fairborne

Fairborne covenants and agrees that it will:

(a) take all actions necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) apply to the Court for the Interim Order;

(d) solicit proxies to be voted at the Meeting in favour of the Fairborne Arrangement Resolution and prepare, in consultation and cooperation with AcquisitionCo, ExchangeCo, Fairquest and the Trust, the Information Circular and proxy solicitation materials and any amendments or supplements thereto as required by, and in compliance with, the Interim Order, and applicable corporate and securities laws, and file and distribute the same to the Common Shareholders and Optionholders in a timely and expeditious manner in all jurisdictions where the same are required to be filed and distributed;

(e) convene the Meeting as ordered by the Interim Order and conduct such Meeting in accordance with the Interim Order and as otherwise required by law;

(f) until the Effective Date, conduct its operations and those of its subsidiaries in the ordinary and normal course of business and in accordance with applicable laws, generally accepted industry practice and any operating and other agreements applicable to its properties and assets and those of its subsidiaries;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) subject to the approval of the Fairborne Arrangement Resolution by the Common Shareholders and by the Optionholders, voting as a class, submit the Arrangement to the Court and apply, in conjunction with AcquisitionCo, ExchangeCo, Fairquest and the Trust, for the Final Order;

(i) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to subsection 193(9) of the ABCA;

(j) until the Effective Date, except pursuant to the exercise of outstanding Options or Fairborne Warrants in accordance with the terms thereof, not issue any additional Common Shares or other securities or allow any of its subsidiaries to issue any shares or securities;

(k) until the Effective Date, not issue or enter into, or allow any of its subsidiaries to issue or enter into, any agreement or agreements to issue or grant options, warrants or rights to purchase any of its shares or other securities or those of such subsidiaries;

(l) not, except in the ordinary course of business or as contemplated in connection with the Arrangement, merge into or with, or consolidate with, any other Person or, perform any act or enter into any transaction or negotiation which might interfere or be inconsistent with the consummation of the transactions contemplated by this Agreement;

(m) until the Effective Date, except as specifically provided for hereunder, not alter or amend its articles or by-laws or those of its subsidiaries as the same exist at the date of this Agreement; and

(n) prior to the Effective Date, make application to list the Fairquest Shares and the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX.

2.2 Covenants of Fairquest

Fairquest covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the Fairquest Arrangement Resolution is passed;

(e) until the Effective Date, other than as contemplated herein or in the Information Circular, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, other than pursuant to the Initial Private Placement or as contemplated herein or in the Information Circular, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, AcquisitionCo, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to Fairquest;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA;

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, ExchangeCo, the Trust or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known; and

(l) prior to the Effective Date, cooperate with Fairborne in making the application to list the Fairquest Shares on the TSX.

2.3 Covenants of AcquisitionCo

AcquisitionCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the AcquisitionCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest, ExchangeCo and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to AcquisitionCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, ExchangeCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.4 Covenant of ExchangeCo

ExchangeCo covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) take all steps necessary to ensure that the ExchangeCo Arrangement Resolution is passed;

(e) until the Effective Date, not carry on any business, enter into any transaction or effect any corporate act whatsoever other than as contemplated herein or in the Information Circular without the prior written consent of Fairborne, not to be unreasonably withheld;

(f) until the Effective Date, not issue any securities or enter into any agreements to issue or grant options, warrants or rights to purchase any of its securities;

(g) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(h) submit the Arrangement to the Court and apply, in conjunction with Fairborne, Fairquest and the Trust, for the Final Order;

(i) forthwith carry out the terms of the Final Order to the extent applicable to ExchangeCo;

(j) upon issuance of the Final Order and subject to the conditions precedent in Article 4, forthwith proceed to file the Articles of Arrangement, the Final Order and all related documents with the Registrar pursuant to section 193(9) of the ABCA; and

(k) until the Effective Date, not disclose to any Person, other than its officers, directors and key employees and professional advisors, any confidential information relating to the Trust, Fairquest, AcquisitionCo, Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known.

2.5 Covenants of the Trust

The Trust covenants and agrees that it will:

(a) take all action necessary to give effect to the transactions contemplated by this Agreement and the Arrangement;

(b) use all reasonable efforts to obtain all necessary consents, assignments, waivers and amendments to or terminations of any instruments and take such measures as may be appropriate to fulfill its obligations hereunder and to carry out the transactions contemplated hereby;

(c) cooperate with and support Fairborne in its application for the Interim Order;

(d) until the Effective Date, not carry on any activity or effect any act whatsoever other than as contemplated herein or in the Information Circular;

(e) use all reasonable efforts to cause each of the conditions precedent set forth in Article 4 which are within its control to be satisfied on or before the Effective Date;

(f) until the Effective Date, not disclose to any Person, other than officers, directors and key employees and professional advisors, any confidential information relating to AcquisitionCo, Fairquest, ExchangeCo or Fairborne or its subsidiaries except information disclosed in the Information Circular, required to be disclosed by law, or otherwise publicly known;

(g) until the Effective Date, except as specifically provided for hereunder, not alter or amend its governing fund documents as the same exist at the date of this Agreement without the prior consent of Fairborne;

(h) prior to the Effective Date, cooperate with Fairborne in making the application to list the Trust Units (including Trust Units to be issued from time to time upon exchange of the Exchangeable Shares) on the TSX; and

(i) reserve and authorize for issuance the Trust Units which are to be issued from time to time upon exchange of the Exchangeable Shares.

2.6 Additional Covenants

Each of the Trust, AcquisitionCo and ExchangeCo further covenants and agrees as follows:

(a) prior to completion of the Initial Private Placement, Fairborne and Fairquest shall execute and deliver the Technical Services Agreement;

(b) on or prior to the Effective Date, Fairquest will, subject to approval of holders of Fairborne Common Shares as contemplated in the Information Circular, complete the Initial Private Placement;

(c) on the Effective Date, the Trust, AcquisitionCo and ExchangeCo shall execute and deliver the Support Agreement containing the terms and conditions set forth in Exhibit 3, together with such other terms and conditions as may be agreed to by the parties acting reasonably;

(d) on the Effective Date, the Trust, AcquisitionCo, ExchangeCo and Computershare Trust Company of Canada shall execute and deliver the Voting and Exchange Trust Agreement containing the terms and conditions set forth in Exhibit 4, together with such other terms and conditions as may be agreed to by the parties acting reasonably; and

(e) immediately following the Effective Time, AmalgamationCo and Fairquest shall enter into the Farm-In Agreement.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of Fairborne

Fairborne represents and warrants to and in favour of Fairquest, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairquest, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairborne is a corporation duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of Fairborne consists of an unlimited number of Common Shares and an unlimited number of Preferred Shares issuable in series, of which a total of 49,212,508 Common Shares are issued and outstanding as at the date of this Agreement; and all of such issued and outstanding Common Shares are fully paid and non-assessable;

(c) as at the date of this Agreement, up to a maximum of 3,771,250 Common Shares may be issued under the terms of the Options and a maximum of 1,960,000 Common Shares may be issued under the terms of the Fairborne Warrants;

(d) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairborne;

(ii) except as previously disclosed in writing to AcquisitionCo or the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairborne is a party or by which it is bound and which is material to Fairborne or to which any material property of Fairborne is subject, or result in the creation of any encumbrance upon any of the assets of Fairborne under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairborne, the breach of which would have a material adverse effect on Fairborne;

(e) except as disclosed to AcquisitionCo and the Trust or as set out in the Information Circular, there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairborne, contemplated or threatened against or affecting Fairborne in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairborne, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations (other than in connection with the exercise of rights of dissent referred to in the Arrangement) which in any case would prevent or hinder the completion of the transactions contemplated by this Agreement or which can reasonably be expected to have a material adverse effect on the business, operations, properties, assets or affairs, financial or otherwise, of Fairborne and its subsidiaries taken as a whole;

(f) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of Fairborne enforceable against it in accordance with its terms;

(g) Fairborne is under no obligation, contractual or otherwise, to issue any securities, except for securities to be issued pursuant to the exercise of Options or as disclosed in the Information Circular;

(h) as of the dates as of which the information is given, such information set forth in the Information Circular regarding Fairborne and its subsidiaries shall be true and complete in all material respects and shall not contain any misrepresentation as defined in applicable securities legislation and there shall have been no material adverse changes to such information to the date hereof; and

(i) as of the date hereof, the Board of Directors of Fairborne has determined unanimously that:

(i) the Arrangement is fair to the Common Shareholders and the Optionholders and is in the best interest of Fairborne; and

(ii) the Board of Directors of Fairborne has recommended that Common Shareholders and Optionholders vote in favour of the Arrangement.

3.2 **Representations and Warranties of Fairquest**

Fairquest represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo, BOGL and the Trust are relying upon such representations and warranties:

(a) Fairquest is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of Fairquest;

(ii) except as previously disclosed in writing to AcquisitionCo and the Trust, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which Fairquest is a party or by which it is bound and which is material to Fairquest or to which any material property of Fairquest is subject, or result in the creation of any encumbrance upon any of the assets of Fairquest under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to Fairquest, the breach of which would have a material adverse effect on Fairquest;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of Fairquest, contemplated or threatened against or affecting Fairquest in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of Fairquest, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairquest and this Agreement constitutes a valid and binding obligation of Fairquest enforceable in accordance with its terms;

(e) Fairquest is under no obligation, contractual or otherwise, to issue any Fairquest Shares or other securities, except as required pursuant to this Agreement and pursuant to the Initial Private Placement; and

(f) Fairquest has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.3 **Representations and Warranties of AcquisitionCo**

AcquisitionCo represents and warrants to and in favour of Fairborne, ExchangeCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, ExchangeCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) AcquisitionCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of AcquisitionCo consists, or will consist as of the Effective Date, of an unlimited number of common shares and an unlimited number of Exchangeable Shares having the terms and conditions substantially as set forth in Exhibit 2, of which as at the date hereof only 100 common shares and are issued and outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

  (i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of AcquisitionCo;

  (ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which AcquisitionCo is a party or by which it is bound and which is material to AcquisitionCo or to which any material property of AcquisitionCo is subject, or result in the creation of any encumbrance upon any of the assets of AcquisitionCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

  (iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to AcquisitionCo, the breach of which would have a material adverse effect on AcquisitionCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of AcquisitionCo, contemplated or threatened against or affecting AcquisitionCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of AcquisitionCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of AcquisitionCo and this Agreement constitutes a valid and binding obligation of AcquisitionCo enforceable in accordance with its terms;

(f) AcquisitionCo is under no obligation, contractual or otherwise, to issue any AcquisitionCo shares or other securities, except as required pursuant to this Agreement; and

(g) AcquisitionCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.4 Representations and Warranties of ExchangeCo

ExchangeCo represents and warrants to and in favour of Fairborne, AcquisitionCo, Fairquest and the Trust as follows, and acknowledges that Fairborne, AcquisitionCo, Fairquest and the Trust are relying upon such representations and warranties:

(a) ExchangeCo is duly incorporated and validly existing under the laws of Alberta and has the corporate power and capacity to own or lease its property and assets, to carry on its business as now conducted by it, to enter into this Agreement, and to perform its obligations hereunder;

(b) the authorized capital of ExchangeCo consists, or will consist as of the Effective Date, of an unlimited number of common shares of which as at the date hereof only 100 common shares and are issued and

outstanding, all of which are owned legally and beneficially by the Trust and are fully paid and non-assessable;

(c) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the articles or by-laws of ExchangeCo;

(ii) except as previously disclosed in writing to Fairborne and Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which ExchangeCo is a party or by which it is bound and which is material to ExchangeCo or to which any material property of ExchangeCo is subject, or result in the creation of any encumbrance upon any of the assets of ExchangeCo under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to ExchangeCo, the breach of which would have a material adverse effect on ExchangeCo;

(d) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of ExchangeCo, contemplated or threatened against or affecting ExchangeCo in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of ExchangeCo, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of ExchangeCo and this Agreement constitutes a valid and binding obligation of ExchangeCo enforceable in accordance with its terms;

(f) ExchangeCo is under no obligation, contractual or otherwise, to issue any ExchangeCo shares or other securities, except as required pursuant to this Agreement; and

(g) ExchangeCo has not carried on any business since its incorporation other than as provided for herein or as contemplated in the Information Circular.

3.5 *Representations and Warranties of the Trust*

The Trust represents and warrants to and in favour of Fairborne, AcquisitionCo, ExchangeCo and Fairquest as follows, and acknowledges that Fairborne, AcquisitionCo, ExchangeCo and Fairquest are relying upon such representations and warranties:

(a) the Trust is a trust duly settled and validly existing under the laws of Alberta and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b) the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby:

(i) do not and will not result in the breach of, or violate any term or provision of, the governing documents of the Trust;

(ii) except as previously disclosed in writing to Fairborne or Fairquest, do not, and will not as of the Effective Date, conflict with, result in the breach of, constitute a default under, or accelerate or permit the acceleration of the performance required by, any agreement, instrument, license, permit or authority to which the Trust is a party or by which it is bound and which is material to the Trust or to which any material property of the Trust is subject, or result in the creation of any encumbrance upon any of the assets of the Trust under any such agreement, instrument, license, permit or authority, or give to any Person any interest or right, including rights of purchase, termination, cancellation or acceleration, under any such agreement, instrument, license, permit or authority; and

(iii) do not, and will not as of the Effective Date, violate any provision of law or administrative regulation or any judicial or administrative order, award, judgment or decree applicable and known to the Trust, the breach of which would have a material adverse effect on the Trust;

(c) there are no actions, suits, proceedings, claims or investigations commenced or, to the knowledge of the Trust, contemplated or threatened against or affecting the Trust in law or in equity before or by any domestic or foreign government department, commission, board, bureau, court, agency, arbitrator, or instrumentality of any kind, nor, to the knowledge of the Trust, are there any facts which may reasonably be expected to be a proper basis for any actions, suits, proceedings or investigations;

(d) the Trust has no subsidiaries other than AcquisitionCo and ExchangeCo, and the Trust owns all issued and outstanding shares of AcquisitionCo and ExchangeCo;

(e) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors of Fairborne and this Agreement constitutes a valid and binding obligation of the Trust enforceable in accordance with its terms;

(f) a total of one (1) Trust Unit is issued and outstanding and, except as contemplated by this Agreement, the Trust is under no obligation, contractual or otherwise, to issue any Trust Units or other securities; and

(g) the Trust has not carried on any activity since it was settled other than as provided for herein.

ARTICLE 4
CONDITIONS PRECEDENT

4.1 Mutual Conditions Precedent

The respective obligations of Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived collectively by them without prejudice to their right to rely on any other condition:

(a) the Interim Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, not later than July 31, 2005 or such later date as the parties hereto may agree and shall not have been set aside or modified in a manner unacceptable to such parties on appeal or otherwise;

(b) the Fairborne Reorganization Resolution shall have been approved by the requisite number of votes cast by the Common Shareholders and the Optionholders at the Meeting in accordance with the provisions of the Interim Order and any applicable regulatory requirements;

(c) the Technical Services Agreement shall have been entered into prior to completion of the Initial Private Placement;

(d) the Initial Private Placement shall have been completed by Fairquest for gross proceeds of not less than $10,000,000;

(e) the Fairborne Warrants shall all have been exercised and shall no longer be outstanding;

(f) the Final Order shall have been granted in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust acting reasonably not later than July 31, 2005 or such later date as the parties hereto may agree;

(g) the Articles of Arrangement and all necessary related documents, in form and substance satisfactory to Fairborne, Fairquest, AcquisitionCo, ExchangeCo and the Trust, acting reasonably, shall have been accepted for filing by the Registrar together with the Final Order in accordance with subsection 193(9) of the ABCA;

(h) there shall not be in force any order or decree of a court of competent jurisdiction or of any federal, provincial, municipal or other governmental department, commission, board, agency or regulatory body restraining, interfering with or enjoining the consummation of the transactions contemplated by this Agreement;

(i) all necessary third party and regulatory and similar reviews, consents and approvals with respect to the transactions contemplated hereby shall have been completed or obtained including, without limitation, of the Autorité des marchés financiers and the consents and approvals from Fairborne's principal lenders;

(j) there shall not, as of the Effective Date, be holders of Common Shares or holders of Options that hold, in aggregate, in excess of 5% of all Common Shares and Options, that have validly exercised and not withdrawn their rights of dissent under the ABCA and the Interim Order; and

(k) the approval of the TSX to the listing of the Trust Units and Fairquest Shares to be issued pursuant to the Arrangement and the Initial Private Placement shall have been obtained, subject only to the filing of required documents which cannot be filed prior to the Effective Date.

4.2 Additional Conditions to Obligations of Fairborne and Fairquest

In addition to the conditions contained in Section 4.1, the obligation of Fairborne and Fairquest to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which may be waived by them without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of AcquisitionCo and the Trust to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) the representations and warranties of AcquisitionCo and the Trust contained in Article 3 shall be true in all material respects with the same effect as if made at and as of the Effective Date; and

(c) the board of directors of Fairborne shall not have determined in its sole and absolute discretion that to proceed with the Arrangement would not be in the best interests of the Common Shareholders and the Optionholders.

4.3 Additional Conditions to Obligations of AcquisitionCo and the Trust

In addition to the conditions contained in Section 4.1, the obligation of AcquisitionCo and the Trust to complete the transactions contemplated by this Agreement is subject to the fulfillment or satisfaction, on or before the Effective Date, of the following conditions, any of which may be waived by AcquisitionCo and the Trust without prejudice to their right to rely on any other condition:

(a) each of the covenants, acts and undertakings of Fairborne and Fairquest to be performed or complied with on or before the Effective Date pursuant to the terms of this Agreement shall have been duly performed or complied with;

(b) except as affected by the transactions contemplated by this Agreement, the representations and warranties of Fairborne and Fairquest contained in Article 3 shall be true in all material respects on the Effective Date, with the same effect as if made at and as of such date; and

(c) prior to the Effective Date, there shall have been no material adverse change in the affairs, operations, financial condition or business of Fairquest or Fairborne or any of its subsidiaries from that reflected in the Information Circular.

ARTICLE 5
NOTICES

5.1 Notices

All notices which may or are required to be given pursuant to any provision of this Agreement shall be given or made in writing and shall be served personally, and in the case of:

(a) Fairborne and BOGL, addressed to:

Fairborne Energy Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(b) Fairquest, addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(c) ExchangeCo, addressed to:

Fairborne ExchangeCo Ltd.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(d) AcquisitionCo, addressed to:

Fairborne Acquisition Corp.
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

(e) the Trust, addressed to:

Fairborne Energy Trust
2900, 605 – 5th Avenue S.W.
Calgary, AB T2P 3H5
Attention: President and Chief Executive Officer

ARTICLE 6
AMENDMENT

6.1 Amendments

This Agreement may, at any time and from time to time before or after the Meeting, be amended in any respect whatsoever by written agreement of the parties hereto without further notice to or authorization on the part of their respective securityholders; provided that any such amendment is brought to the attention of the Court before court approval of the Final Order.

6.2 Termination

This Agreement shall be terminated in each of the following circumstances:

(a) an agreement to terminate it is executed and delivered by all parties; and

(b) on August 1, 2005, if the Certificate is not issued on or before July 31, 2005, unless such dates are otherwise extended by agreement among all of the parties hereto.

6.3 Exclusivity

None of the covenants of Fairborne contained herein shall prevent the board of directors of Fairborne from responding as required by law to any unsolicited submission or proposal regarding any acquisition or disposition of assets or any unsolicited proposal to amalgamate, merge or effect an arrangement or any unsolicited acquisition proposal generally or make any disclosure to its shareholders with respect thereto which in the judgement of the board of directors of Fairborne acting upon the written advice of outside counsel is required under applicable law.

ARTICLE 7
GENERAL

7.1 Binding Effect

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns.

7.2 No Assignment

No party may assign its rights or obligations under this Agreement.

7.3 Equitable Remedies

All covenants herein and opinions to be given hereunder as to enforceability in accordance with the terms of any covenant, agreement or document shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors' rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the court.

7.4 Survival of Representations and Warranties

The representations and warranties contained herein shall survive the performance by the parties of their respective obligations hereunder for a period of one year.

7.5 **Severability**

If anyone or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a) the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b) the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

7.6 **Time of Essence**

Time shall be of the essence.

7.7 **Liability of the Trust**

The parties hereto acknowledge that the trustee of the Trust (the "Trustee") is entering into this agreement solely in its capacity as Trustee on behalf of the Trust and the obligations of the Trust hereunder shall not be personally binding upon the Trustee or any holder of Trust Units and that any recourse against the Trust or any holder of Trust Units in any manner in respect of any indebtedness, obligation or liability of the Trust arising hereunder or arising in connection herewith or from the matters to which this agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the Trust Fund as defined in the Trust Indenture dated as of April 20, 2005 as amended from time to time.

IN WITNESS WHEREOF this Agreement has been executed and delivered by the parties hereto effective as of the date first above written.

FAIRBORNE ENERGY LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRQUEST ENERGY LIMITED

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE ACQUISITION CORP.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

FAIRBORNE EXCHANGECO LTD.

Per: (signed) *"Richard A. Walls"*

Per: (signed) *"Robert A. Maitland"*

COMPUTERSHARE TRUST COMPANY OF CANADA, as trustee for and on behalf of **FAIRBORNE ENERGY TRUST**

Per: (signed) *"Jacqueline Spink"*

Per: (signed) *"Laura Leong"*

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

For immediate release
June 7, 2005

FAIRQUEST ENERGY LIMITED ANNOUNCES COMMON SHARE PRIVATE PLACEMENT

Fairquest Energy Limited ("Fairquest") is pleased to announce that it has entered into an agreement to issue, on a "bought deal" private placement basis, 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. Proceeds from the issue will be used to assist in funding Fairquest's 2005 capital budget of $35 million.

The shares will be issued through a syndicate of underwriters co-led by Sprott Securities Inc. and GMP Securities Ltd. and including Canaccord Capital Corporation, Peters & Co. Limited and Raymond James Ltd. Closing of the issue is subject to certain conditions including receipt of required regulatory approvals and it is anticipated to close on or about June 28, 2005. Fairquest has approximately 22.1 million shares outstanding prior to this issue.

Fairquest is a newly created exploration focused company created on the reorganization of Fairborne Energy Ltd. which was completed on June 1, 2005.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-3216
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-3216
rmaitland@fairborne-energy.com

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

FORM 51-102F3
MATERIAL CHANGE REPORT


RECEIVED
2005 DEC -6 P 1:36

1. Name and Address of Company:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, Alberta T2P 3H5

2. Date of Material Change:

June 7, 2005

3. News Release:

A press release dated June 7, 2005 was issued by Fairquest on June 7, 2005 and disseminated through CCNMatthews.

4. Summary of Material Change:

Fairquest Energy Limited ("Fairquest") announced that it has entered into an agreement to issue, on a "bought deal" private placement basis, 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. Proceeds from the issue will be used to assist in funding Fairquest's 2005 capital budget of $35 million.

5. Full Description of Material Change:

Fairquest announced that it has entered into an agreement to issue, on a "bought deal" private placement basis, 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. Proceeds from the issue will be used to assist in funding Fairquest's 2005 capital budget of $35 million.

The shares will be issued through a syndicate of underwriters co-led by Sprott Securities Inc. and GMP Securities Ltd. and including Canaccord Capital Corporation, Peters & Co. Limited and Raymond James Ltd. Closing of the issue is subject to certain conditions including receipt of required regulatory approvals and it is anticipated to close on or about June 28, 2005. Fairquest has approximately 22.1 million shares outstanding prior to this issue.

Fairquest is a newly created exploration focused company created on the reorganization of Fairborne Energy Ltd. which was completed on June 1, 2005.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous

risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Robert A. Maitland
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 290-7755
Fax: (403) 290-7751

9. Date of Report:

June 7, 2005.

FORM 51-102F3
MATERIAL CHANGE REPORT


RECEIVED
2005 DEC -6 P 1:36
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

1. Name and Address of Company:

Fairquest Energy Limited. ("Fairquest")
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

2. Date of Material Change:

June 1, 2005

3. News Release:

A press release dated June 1, 2005 was issued by Fairborne on June 1, 2005 and disseminated through CCNMatthews.

4. Summary of Material Change:

Fairquest, Fairborne Energy Ltd. ("Fairborne") and Fairborne Energy Trust (the "Trust") announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

5. Full Description of Material Change:

Fairquest, Fairborne and the Trust announced the successful completion of the reorganization of Fairborne into the Trust and Fairquest. The trust units of the Trust (trading symbol "FEL.UN"), the Exchangeable Shares (trading symbol "FXL") and the common shares of Fairquest (trading symbol "FQE") have been conditionally approved for listing on the Toronto Stock Exchange. It is expected that the Toronto Stock Exchange will issue a bulletin on June 2, 2005 with respect to the commencement of trading, anticipated to be June 6, 2005. Prior to commencement of trading, the common shares of Fairborne will continue to trade under the symbol "FEL".

As previously announced, the plan of arrangement and related transactions were approved by securityholders of Fairborne and Fairborne has also received approval of the Court of Queen's Bench of Alberta and all other necessary regulatory approvals. The plan of arrangement was completed today and is effective immediately.

As a result of the plan of arrangement, the Trust currently has approximately 45 million Trust Units and its wholly owned subsidiary Fairborne has issued and outstanding 7.0 million Exchangeable Shares. Under the plan of arrangement, shareholders elected to receive a greater number of Exchangeable Shares than the 7.0 million share maximum as established by the board of directors of Fairborne. Consequently, such shareholders will receive, subject to rounding, a prorated number of Exchangeable Shares based on a factor of 0.863742 of an Exchangeable Share for each Exchangeable Share that was requested, with the balance to be distributed in Trust Units of the Trust. As a result of the plan of arrangement and the completion of the initial private placement by Fairquest, Fairquest currently has outstanding approximately 22.1 million common shares, 4,740,000 common share purchase warrants (each of which entitle the holder to acquire one common share of Fairquest at an exercise price of $3.17 per share until May 31, 2010) and 1.0 million Performance Shares. Management and directors of Fairborne and Fairquest own approximately 17% of the issued and outstanding Trust Units and Exchangeable Shares and approximately 29% of the outstanding common shares of Fairquest.

The board of directors of Fairborne is comprised of Richard A. Walls, Steven R. VanSickle, Michael E.J. Phelps, Robert Hodgins, Johannes J. Nieuwenburg and Rodney D. Wimer. The board of directors of Fairquest is comprised of Richard A. Walls, Robert A. Maitland, Gary F. Aitken, Brian A. Felesky, David M. Fitzpatrick and Donald J. Nelson.

6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:**

N/A

7. **Omitted Information:**

N/A

8. **Executive Officer:**

For further information, please contact

Robert A. Maitland
VP Finance and CFO
Telephone: (403) 290-7755
Fax: (403) 290-7751

9. **Date of Report:**

June 1, 2005

NOT FOR DISTRIBUTION TO UNITED STATES NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

PRESS RELEASE

For immediate release
June 28, 2005

FAIRQUEST ENERGY CLOSES COMMON SHARE PRIVATE PLACEMENT

Fairquest Energy Limited ("Fairquest") is pleased to announce that it has closed its previously announced private placement of 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. The offering was co-led by Sprott Securities Inc. and GMP Securities Ltd. and included Canaccord Capital Corporation, Peters & Co. Limited and Raymond James Ltd. Proceeds from the issue will be used to assist in funding Fairquest's 2005 capital budget.

Fairquest is a newly created exploration focused company created on the reorganization of Fairborne Energy Ltd. which was completed on June 1, 2005.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7754 Fax.: (403) 290-3216
rwalls@fairborne-energy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7755 Fax.: (403) 290-3216
rmaitland@fairborne-energy.com

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement.

RECEIVED
2005 DEC -6 P 1:36
OFFICE OF INTERNATIONAL CORPORATE FINANCE

UNDERWRITING AGREEMENT

Effective June 6, 2005

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: Mr. Richard A. Walls, President and Chief Executive Officer

Re: Issue and Sale of Common Shares

Sprott Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Peters & Co. Limited and Raymond James Ltd. (collectively, the "**Underwriters**") understand that Fairquest Energy Limited (the "**Corporation**") proposes to issue and sell, by way of private placement (the "**Offering**"), 4,000,000 common shares of the Corporation (the "**Common Shares**").

The Common Shares will be issued and sold pursuant to exemptions under Applicable Securities Laws (as hereinafter defined) in the Selling Jurisdictions (as hereinafter defined) including to Institutional Accredited Investors (as hereinafter defined) and Qualified Institutional Buyers (as hereinafter defined) in the United States in accordance with the provisions hereof. With respect to Common Shares to be sold in the United States pursuant to Rule 144A (as hereinafter defined), the Underwriters or Sprott Securities (U.S.A.) Limited (the "**Underwriter Affiliate**") will purchase such Common Shares from the Corporation for resale in compliance with Rule 144A.

Subject to the terms and conditions hereof, the Underwriters agree to act as, and the Corporation appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Common Shares for sale on the Closing Date in the Selling Jurisdictions on a private placement basis at a price of $6.65 per Common Share and to use their reasonable best efforts to secure subscriptions therefor, provided that, in the event that less than 4,000,000 Common Shares are sold by the Underwriters as agents, the Underwriters hereby severally and not jointly, agree to purchase the Common Shares from the Corporation in the respective percentages provided for in Section 19, and the Corporation hereby agrees to issue and sell to the Underwriters, subject to Section 19, on the Closing Date, at a price of $6.65 per Common Share, that number of Common Shares, together with such Common Shares sold by the Underwriters as agents, aggregates 4,000,000 Common Shares.

In connection with the offering and sale of the Common Shares, the Underwriters shall be entitled to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Common Shares from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the

Underwriters and shall not exceed the fee payable to the Underwriters hereunder. The Underwriters shall, however, be under no obligation to engage any sub-agent.

In consideration for its services hereunder, including but not limited to the ancillary service of acting as financial advisors to the Corporation and advising on the terms, conditions and structuring of the Offering, the Underwriters shall be entitled to the fee provided for in Section 9. That fee shall be payable at the Closing Time upon the closing of the sale of the Common Shares. For greater certainty, the services provided by the Underwriters pursuant to this Agreement will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided.

The following are the further terms and conditions of this Agreement:

Section 1 Definitions

As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Agreement**" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "**hereto**", "**herein**" and "**hereby**" refer to this Agreement as the context requires;

(c) "**Applicable Securities Laws**" includes, without limitation, all applicable securities laws, rules, regulations, instruments, notices, blanket orders, statements, circulars, procedures and policies in the Selling Jurisdictions;

(d) "**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA involving certain entities including the Corporation, Fairborne and the Trust, on the terms and conditions set forth in the Plan of Arrangement pursuant to which, *inter-alia*, Fairborne was reorganized into the Trust and the Corporation;

(e) "**Arrangement Agreement**" means the agreement dated effective April 25, 2005 among certain entities including the Corporation, Fairborne and the Trust respecting the Arrangement, and includes any amendment thereto or agreement or instrument supplementary or auxiliary thereto;

(f) "**business day**" means a day which is not Saturday, Sunday or a legal holiday in Calgary, Alberta;

(g) "**Closing Date**" means June 28, 2005, or such other date or dates as the Underwriters and the Corporation may agree in writing;

(h) "**Closing Time**" means 9:00 a.m. (Calgary time), or such other time on the Closing Date as the Underwriters and the Corporation may agree;

(i) "**Common Shares**" means the common shares in the capital of the Corporation as constituted on the date hereof;

(j) "**Corporation**" means Fairquest Energy Limited, a corporation duly incorporated pursuant to the provisions of the ABCA;

(k) "**Corporation's counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(l) "**Directed Selling Efforts**" means "direct selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Common Shares, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Common Shares;

(m) "**Documents**" means, collectively:

(i) the Financial Statements;

(ii) the Pro Forma Financial Statements;

(iii) the following section of the Information Circular: "Appendix H - Information Concerning Fairquest Energy Limited";

(iv) the material change reports of the Corporation subsequent to May 31, 2005; and

(v) the press releases of the Corporation subsequent to May 31, 2005;

(n) "**Exchange**" means The Toronto Stock Exchange or any successor thereto;

(o) "**Fairborne**" means Fairborne Energy Ltd., a corporation amalgamated pursuant to the ABCA;

(p) "**Fairquest Assets**" means the assets transferred to the Corporation pursuant to the Arrangement;

(q) "**Financial Statements**" means the audited statement of net operating revenue of the Fairquest Assets for the years ended December 31, 2004, 2003 and 2002, including the notes thereto, as contained in Schedule B to Appendix H of the Information Circular;

(r) "**Foreign Issuer**" means foreign issuer as that term is defined in Rule 902 of Regulation S;

(s) "**Indemnified Persons**" means the Underwriters and the directors, officers, shareholders and employees of the Underwriters and affiliates of the Underwriters;

(t) "**Information Circular**" means the information circular and proxy statement of Fairborne dated April 27, 2005 with respect to the annual and special meeting of securityholders of Fairborne held on May 26, 2005 to consider, among other things, the Arrangement;

(u) "**Institutional Accredited Investors**" means institutions that are "accredited investors" within the meaning of Rules 50(a)(1), (a)(2), (a)(3) or (a)(7) under the U.S. Securities Act;

(v) "**Plan of Arrangement**" means the plan of arrangement which is annexed to the Arrangement Agreement as Exhibit 1, as amended or supplemented from time to time in accordance with the Arrangement Agreement;

(w) "**Pro Forma Financial Statements**" means the unaudited pro forma balance sheet of the Corporation as at December 31, 2004 and the unaudited pro forma statement of operations of the Corporation for the year ended December 31, 2004, together with the compilation report thereon and notes thereto, all as contained in Schedule A to Appendix H of the Information Circular;

(x) "**Public Record**" means all information filed by or on behalf of the Corporation with the Securities Commissions, including, without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(y) "**Qualified Institutional Buyer**" means a "qualified institutional buyer" as defined in Rule 144A;

(z) "**Regulation D**" means Regulation D adopted by the SEC under the U.S. Securities Act;

(aa) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(bb) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(cc) "**SEC**" means the United States Securities and Exchange Commission;

(dd) "**Section 4(2)**" means Section 4(2) of the U.S. Securities Act;

(ee) "**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Selling Jurisdictions in Canada and "**Securities Commission**" means any of them;

(ff) "**Selling Dealer Group**" means the dealers and brokers, other than the Underwriters, who participate in the offer and sale of the Common Shares pursuant to this Agreement;

(gg) "**Selling Jurisdictions**" means the Provinces British Columbia, Alberta, Manitoba and Ontario and any state of the United States of America, such other provinces of Canada and jurisdictions outside of Canada as may be agreed by the Underwriters and the Corporation prior to the Closing Date as evidenced by the Corporation's acceptance of a Subscription Agreement with respect thereto;

(hh) "**Subscribers**" means the persons (which may include the Underwriters) who, as purchasers, acquire Common Shares by duly completing, executing and delivering Subscription Agreements and any other required documentation;

(ii) "**Subscription Agreements**" means, collectively (i) the subscription agreements for sales in British Columbia, Alberta, Manitoba or Ontario and (ii) the subscription agreements for sales in the United States, in each case, in the forms agreed upon by the Underwriters and the Corporation pursuant to which Subscribers agree to subscribe for and purchase the Common Shares herein contemplated and shall include, for greater certainty, all schedules thereto;

(jj) "**Subsidiary**" means a subsidiary in respect of the Corporation within the meaning of the ABCA;

(kk) "**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Rule 902 of Regulation S;

(ll) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(mm) "**Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta;

(nn) "**Trustee**" means Computershare Trust Company of Canada in its capacity as registrar and transfer agent for the Common Shares;

(oo) "**Underwriter Affiliate**" means Sprott Securities (U.S.A.) Limited;

(pp) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP, or such other legal counsel as the Underwriters, with the consent of the Corporation, may retain;

(qq) "**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(rr) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(ss) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

"**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions; "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions; and "**distribute**" has a corresponding meaning. In this Agreement, words importing the singular include the plural and words importing gender include all genders.

Section 2 Corporation's Covenants as to Issuance

The Corporation agrees:

(a) that the Common Shares will be duly and validly authorized and issued;

(b) to comply with all covenants of the Corporation set forth in the Subscription Agreements and to duly, punctually and faithfully perform all the obligations to be performed by it under the Subscription Agreements;

(c) to deliver to the Underwriters as many copies of the Documents as the Underwriters may reasonably request and such delivery shall constitute the Corporation's authorization of the Underwriters to use the Documents in connection with the offering of the Common Shares for sale in the Selling Jurisdictions;

(d) as soon as reasonably possible, and in any event by the Closing Date, to take all such steps as may reasonably be necessary to enable the Common Shares to be offered for sale and sold on a private placement basis in the Selling Jurisdictions through the Underwriters or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions under Applicable Securities Laws of the Selling Jurisdictions as contemplated hereby; and

(e) prior to the Closing Date, to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to: (i) confirm the Public Record is accurate, current and complete in all material respects; and (ii) fulfill the Underwriters' obligations as agents, and will provide to the Underwriters and their counsel and consultants reasonable access to the Corporation's properties, senior management personnel and corporate, financial and other records for the purposes of conducting such due diligence reviews. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence

sessions to be held prior to the Closing Time (collectively, the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its best efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session. The Underwriters shall have the option to terminate this Agreement if their due diligence inquiries or investigations identify a material adverse circumstance which existed either at the effective date of this Agreement but which was not disseminated to the public or occurred after the effective date hereof but prior to the Closing Time.

Section 3 Corporation's Covenants as to Changes

The Corporation agrees that:

(a) during the period commencing with the date hereof until completion of the distribution of the Common Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation;

(ii) any change in any material fact contained or referred to in the Public Record;

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to: (A) render any part of the Public Record untrue, false or misleading in a material respect; (B) result in a misrepresentation in any part of the Public Record; or (C) result in any part of the Public Record not complying with Applicable Securities Laws; or

(iv) the discovery by the Corporation of any misrepresentation in any part of the Public Record or in any information regarding the Corporation previously provided to the Underwriters by the Corporation;

provided that if there may be any reasonable doubt as to whether a material change, change in material fact, occurrence or event of the nature referred to in this subsection has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) during the period commencing with the date hereof until the completion of the distribution of the Common Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or other securities commission or similar regulatory authority for any amendment to any part of the Public Record or for any additional information which may be material to the distribution of the Common Shares;

(ii) the issuance by any Securities Commission or other securities commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation (including the Common Shares) or of the institution or threat of institution of any proceedings for that purpose; or

(iii) the receipt by the Corporation of any communication from any Securities Commission or other securities commission or similar regulatory authority, the Exchange or any other competent authority relating to any part of the Public Record or the distribution of the Common Shares;

and except as otherwise agreed by the Underwriters, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c) during the period commencing on the date hereof until the completion of the distribution of the Common Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to the publication, filing or issuance thereof:

(i) any proposed document, including without limitation, any annual information form, material change report, financial statement, business acquisition report or information circular, which is or may be deemed to be part of the Public Record; or

(ii) any press release (subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information); and

(d) the Corporation shall promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters' counsel, with all applicable filing and other requirements under Applicable Securities Laws of the Selling Jurisdictions with respect to any material change, change, occurrence or event of the nature referred to or contemplated in Section 3(a) or Section 3(b) and the Corporation will prepare and file promptly at the Underwriters' request, acting reasonably, any amendment to any part of the Public Record and take such other steps, which in the Underwriters' opinion may be necessary or advisable to comply with Applicable Securities Laws and the Corporation shall consult with the Underwriters with respect to the form and content of any amendment to any part of the Public Record proposed to be filed by the Corporation and shall provide an opportunity for the prior review and approval thereof by the Underwriters, acting reasonably, prior to the filing of any such amendment.

Section 4 Corporation's Other Covenants

The Corporation agrees that:

(a) the Corporation shall not take any action that would prevent the Corporation and the Underwriters from relying on the exemptions from the prospectus requirements of Applicable Securities Laws as contemplated by the Subscription Agreements;

(b) the Corporation will use the proceeds from the issuance and sale of the Common Shares to fund a portion of the Corporation's capital program and for general corporate purposes;

(c) the Corporation will allow the Underwriters and the Underwriters' counsel to participate fully in the preparation of the Subscription Agreements;

(d) the Corporation will make available its senior management persons to meet with potential investors if so requested by the Underwriters;

(e) the Corporation will use its commercial best efforts to obtain all necessary approvals of the Exchange for the listing and posting of the Common Shares for trading on the Exchange, subject only to the filing of required documents which cannot reasonably be filed until after the Closing Time;

(f) the Corporation shall use its best efforts to maintain its (or any successors') status as a reporting issuer not in default of any Applicable Securities Laws until 90 days after 120 days after the Closing Date in the Selling Jurisdictions in which it is or in which it becomes a reporting issuer;

(g) the Corporation will carry on its business in a prudent manner in accordance with industry standards and good business practice and will keep or cause to be kept proper books of accounts in accordance with applicable law; and

(h) the Corporation will not, from the date hereof until that date that is 120 days following the Closing Date, directly or indirectly, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into of any agreement or understanding, to issue, sell or exchange any Common Shares or securities exchangeable or convertible into Common Shares without the prior written consent of Sprott Securities Inc., not to be unreasonably withheld, provided that notwithstanding the foregoing the Corporation may: (i) grant stock options under the Corporation's existing stock option plan (not in excess of the number of options allowable under the rules of the Exchange); and (ii) issue Common Shares to the holders thereof or to the holders of other stock options or other convertible securities or instruments of the Corporation existing at the date hereof.

Section 5 Underwriters' Covenants

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) conduct its activities in connection with the proposed offer and sale of the Common Shares in compliance with all Applicable Securities Laws in the Selling Jurisdictions and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Common Shares;

(b) not solicit subscriptions for Common Shares, trade in Common Shares or otherwise do any act in furtherance of a trade of Common Shares outside of the Selling Jurisdictions except in any other jurisdiction in compliance with the applicable laws thereof and provided that the Underwriters may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not: (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities; (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction; or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction;

(c) obtain from each Subscriber an executed Subscription Agreement and all applicable undertakings, questionnaires and other forms required under Applicable Securities Laws of the Selling Jurisdictions or requirements of stock exchanges and supplied to the Underwriters by the Corporation for completion in connection with the distribution of the Common Shares; and

(d) not advertise the proposed offering or sale of the Common Shares in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, nor provide or make available to prospective purchasers of Common Shares any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws in the Selling Jurisdictions.

Section 6 Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations and warranties, as follows:

(a) the Corporation has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(b) the Corporation is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(c) the Corporation has conducted and is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a

material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of the Corporation as now conducted and as presently proposed to be conducted, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation anticipates the Corporation will be unable to comply with without materially adversely affecting the Corporation;

(d) the Corporation does not have any Subsidiaries, the Corporation is not "affiliated" with or a "holding corporation" of any other body corporate (within the meaning of those terms in the ABCA), nor is it a partner of any partnerships (other than participating in industry partnerships in the ordinary course of business) or limited partnerships, and the Corporation has no material shareholdings in any other corporation or business organization;

(e) the minute books of the Corporation contain full, true and correct copies of the constating documents of the Corporation and contain copies of all minutes of all meetings (except in the case of the meeting of the board of directors held on June 2, 2005) and all consent resolutions of the directors, committees of directors and shareholders of the Corporation and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(f) the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(g) the Corporation has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of the Corporation, the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of the Corporation for all periods in respect of which such filings have heretofore been required, if any, and all taxes shown thereon, if any, have been paid or accrued on the books of the Corporation and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by the Corporation to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; there are no assessments or reassessments respecting the Corporation pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and the Corporation has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld

therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(h) all filings made by the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(i) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the business, financial condition, assets, properties, liabilities or operations of the Corporation:

  (i) the Corporation is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

  (ii) the Corporation has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

  (iii) except as have been disclosed in writing to the Underwriters, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

  (iv) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

  (v) the Corporation has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

  (vi) the Corporation holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), and the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital

expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(j) any and all operations of the Corporation and, to the knowledge of the Corporation, any and all operations by third parties, on or in respect of the assets and properties of the Corporation, have been conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(k) in respect of the assets and properties of the Corporation that are operated by it, if any, the Corporation holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets and properties of the Corporation as presently operated;

(l) the Corporation has full corporate capacity, power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Common Shares), and this Agreement has been, and the Subscription Agreements will be, on the Closing Date duly authorized, executed and delivered by the Corporation and this Agreement is, and the Subscription Agreements will on the Closing Date be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(m) at the Closing Date the Common Shares will be duly and validly created, authorized, allotted and reserved for issuance and will be issued as fully paid and non-assessable Common Shares in the capital of the Corporation;

(n) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement or the Subscription Agreements by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a default under, any term or provision of the articles, by-laws or resolutions of shareholders or directors of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets or would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly

observe and perform any of its covenants or obligations contained in this Agreement or the Subscription Agreements;

(o) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Documents (other than as have been publicly and generally disclosed), and there has not been any material adverse change in the capital, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimated value of such reserves), liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation or with respect to the Fairquest Assets since December 31, 2004 and since that date there have been no material facts, transactions, events or occurrences which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation on a consolidated basis which have not been disclosed in the Documents or in writing to the Underwriters;

(p) the Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada consistently applied, the revenues, royalties and expenses attributable to the Fairquest Assets and the other information purported to be shown therein of the Fairquest Assets for the periods then ended and include all adjustments necessary for a fair presentation;

(q) there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation;

(r) the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(s) the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation that are currently outstanding;

(t) except as disclosed in the Documents or as otherwise disclosed in writing to the Underwriters, there are no actions, suits, proceedings or inquiries pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission,

board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) or assets of the Corporation or which affects or may affect the distribution of the Common Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Subscription Agreements and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success;

(u) the information and statements set forth in the Public Record and the Documents, were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Applicable Securities Laws and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(v) the authorized capital of the Corporation consists of an unlimited number of Common Shares and 1,000,000 performance shares ("Performance Shares") of which 22,048,831 Common Shares and 1,000,000 Performance Shares are currently issued and outstanding, each of which shares is validly issued, fully paid and non-assessable, and an unlimited number of first preferred shares, issuable in series, of which none are currently issued or outstanding;

(w) no person, firm, corporation or other entity holds any securities convertible or exchangeable into shares of the Corporation or has any agreement, warrant, option, right or privilege being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except: (i) as disclosed in the Public Record; (ii) 1,053,400 Common Shares subject to options granted or that may be granted by the Corporation pursuant to its stock option plan; (iii) 4,740,000 Common Shares subject to warrants issued by the Corporation; and (iv) Common Shares issuable pursuant to the conversion of Performance Shares;

(x) Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, has been duly appointed registrar and transfer agent of the Common Shares;

(y) no Securities Commission, other securities commission or similar regulatory authority, the Exchange or other exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the provinces of Canada or the United States;

(z) the issued and outstanding Common Shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(aa) the Corporation is a "reporting issuer" in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and New Brunswick within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement in relation thereto;

(bb) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation other than as disclosed to the Underwriters;

(cc) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Common Shares, except as contemplated hereby;

(dd) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage fees, finder's fees, underwriter's or agent's commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(ee) the form and terms of definitive certificates representing the Common Shares have been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(ff) to the knowledge of the Corporation, Fairborne made available to Gilbert Laustsen Jung Associates Ltd. ("**GLJ**"), prior to the issuance of the report dated February 14, 2005 and effective December 31, 2004 with respect to the Corporation's crude oil, natural gas and natural gas liquids reserves attributable to the Fairquest Assets (the "**GLJ Report**"), for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any material misrepresentation. The Corporation has no knowledge of a material adverse change in any information in respect of the Fairquest Assets provided to GLJ since the date that such information was so provided. The Corporation believes that the excerpt of the GLJ Report in respect of the Fairquest Assets reasonably presents the quantity and pre-tax present worth values of oil and gas reserves of the Corporation as at December 31, 2004 based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein and the Corporation believes that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(gg) although it does not warrant title, the Corporation does not have reason to believe that the Corporation does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, the Corporation holds its Interest under valid and subsisting leases, licenses, permits, concessions,

concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation;

(hh) to the knowledge of the Corporation, none of its directors or officers are subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(ii) the Pro Forma Financial Statements have been prepared and presented in accordance with Canadian generally accepted accounting principles, consistently applied, and in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements are suitably supported and reasonable in the circumstances and consistent with the financial results of the Corporation, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(jj) the representations and warranties made by the Corporation in the Subscription Agreements are, or will be, true and correct as of the date at which they are made;

(kk) the Corporation has taken or will take prior to the Closing Date all such steps as may be necessary to comply with such requirements of Applicable Securities Laws such that the Common Shares may, in accordance with Applicable Securities Laws, be offered for sale and sold on a private placement basis to the public in the Selling Jurisdictions through the Underwriters or any other investment dealers or brokers registered in any of the Selling Jurisdictions and complying with Applicable Securities Laws by way of the exemptions to the prospectus requirements;

(ll) other than as set forth in Schedule C hereto, there are no material contracts or agreements to which the Corporation is a party or by which any one of them is bound. For the purposes of this subparagraph, any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $1,000,000 or receive or be entitled to receive revenue of more than $1,000,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation, shall be considered to be material;

(mm) except as set forth in Schedule D hereto, the Corporation is not a party to any contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of the Corporation;

(nn) Schedule E hereto sets forth all of the Swaps that the Corporation currently has outstanding, together with the details thereof;

(oo) the Corporation does not have in place a shareholder rights protection plan; and

(pp) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation other than escrow agreements entered into between subscribers to the private placement of Fairquest entered into prior to completion of the Arrangement.

Section 7 Conditions

The obligation of the Underwriters hereunder shall be conditional upon the Underwriters receiving at the Closing Time:

(a) legal opinions of: (i) the Corporation's counsel (addressed to the Underwriters, the Subscribers and the Underwriters' counsel); and (ii) the Underwriters' counsel (addressed to the Underwriters), in each case in form and substance satisfactory to the Underwriters, acting reasonably, relating to the offering, issuance and sale of the Common Shares, including, without limitation, the matters set forth in Schedule A in the case of the Corporation's counsel and as to all other legal matters, including compliance with Applicable Securities Laws of the Selling Jurisdictions, in any way connected with the offering, issuance, sale and delivery of the Common Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the jurisdiction of residence of such counsel or Canada and on certificates of officers of the Corporation, the transfer agent of the Common Shares and the auditors of the Corporation as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and the Common Shares, including the creation and issuance of the Common Shares.

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by two senior officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time, other than those which have been waived in writing by the Underwriters;

(ii) the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in Section 12(a), (b) or (d) has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of

Sections 12(b) and (d) any requirement of the Underwriter to make a determination as to whether or not any event or change has, in the Underwriter's opinion, had or could have the effect specified therein);

(iv) the Corporation has made and/or obtained, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances under Applicable Securities Laws, and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Common Shares in the Selling Jurisdictions and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date); and

(v) such other matters as may be reasonably requested by the Underwriters or the Underwriters' counsel;

and the Underwriters shall have no knowledge to the contrary; and

(c) evidence satisfactory to the Underwriters that the Corporation has obtained all necessary approvals of the Exchange for the issuance of the Common Shares and the listing of the Common Shares, subject only to the filing of any documents and payment of applicable fees which may be required by the Exchange.

The foregoing conditions are for the sole benefit of the Underwriters and may be waived in whole or in part by the Underwriters at any time and, without limitation, the Underwriters shall have the right, on behalf of potential subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn or rescinded by such persons. If any of the foregoing conditions are not met, the Underwriters may terminate their obligations under this Agreement without prejudice to any other remedies they may have.

Section 8 Closing

The issue and sale of the Common Shares shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 7, the Underwriters, on the Closing Date, shall deliver to the Corporation:

(a) all completed Subscription Agreements (including any applicable documents specifically referred to in the Subscription Agreements), in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel; and

(b) originally executed forms required under Applicable Securities Laws or by the Exchange; and

(c) a certified cheque or bank draft payable to the Corporation at par in Calgary, Alberta or effect the wire transfer of funds to the Corporation in an amount equal to the aggregate of all subscriptions for Common Shares delivered to and accepted by the Corporation (unless the Underwriter shall have elected to deduct the fee

payable pursuant to Section 9 hereof, from the subscription proceeds, in which case the amount of such wire transfer shall be net of such amount)

against delivery by the Corporation of:

(a) definitive certificates representing, in the aggregate, all of the Common Shares subscribed for or purchased registered in such name or names as the Underwriters shall notify the Corporation in writing of not less than 24 hours prior to the Closing Time provided such certificates registered in such names may, subject to receipt by the Corporation and the Trustee of a satisfactory indemnity, be delivered in advance of the Closing Date to the Underwriters or such other parties in such locations as the Underwriters may direct and the Underwriters and the Corporation may agree upon;

(b) a certified cheque or bank draft payable to Sprott Securities Inc. at par in Calgary, Alberta in the amount of the fee set forth in Section 9 (unless the Underwriter shall have elected to deduct such fee from the subscription proceeds); and

(c) such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Underwriters' counsel.

The Corporation may not reject any properly completed Subscription Agreement which is in compliance with Applicable Securities Laws, unless the number of Common Shares subscribed for or purchased pursuant to all Subscription Agreements tendered by the Underwriters exceeds the maximum number of Common Shares to be sold under this Agreement, in which case Subscription Agreements representing the over-allotment shall, in consultation with the Underwriters, be rejected or unless the acceptance of such Subscription Agreement may breach or violate any Applicable Securities Laws.

Section 9 Fees

In consideration for its services hereunder, the Corporation agrees to pay to the Underwriters a fee equal to the amount of $0.3325 (5%) for each Common Share subscribed for and for which the subscription is accepted by the Corporation, which aggregate fee of $1,330,000 shall be payable on the Closing Date.

The foregoing fee may, at the sole option of Sprott Securities Inc., be deducted from the aggregate gross proceeds of the Common Shares and withheld for the account of the Underwriters.

Section 10 Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issue, sale or distribution of the Common Shares shall be borne by the Corporation, including, without limitation, all costs and expenses of or incidental to the private placement of the Common Shares, the fees and expenses of the Corporation's counsel, agent counsel retained by the Corporation's counsel, the Corporation's auditors, the Corporation's engineers, the Trustee, the reasonable out-of-pocket expenses of the Underwriters, (such reimbursable out-of-pocket expenses not to exceed $10,000, exclusive of

GST) including, but not limited to, travel and road show expenses and the Underwriters' legal fees and expenses (such reimbursable legal fees and expenses not to exceed, in the aggregate, $25,000, exclusive of GST), and all other costs and expenses relating to the transactions contemplated herein. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters.

Section 11 Waiver

The Underwriters may, in respect of the Corporation, waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

Section 12 Termination Events

Each of the Underwriters may terminate its obligations hereunder, without any liability on such Underwriter's part, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Common Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and the same has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or any order is issued under or pursuant to any statute of Canada or of any of the provinces of Canada, or any other applicable law or regulatory authority (unless based on the activities or alleged activities of the Underwriter or its agent), or there is any change of law, regulation or policy or the interpretation or administration thereof which, in the sole opinion of the Underwriter, acting reasonably, materially adversely affects, or may materially adversely affect, the trading in the common shares of the Corporation or the distribution of the Common Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, terrorism or accident) or major financial occurrence of national or international consequence, or any action by government, law or regulation, enquiry or any other occurrence of any nature whatsoever which in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or might be expected to seriously

adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation;

(d) there should occur any change, event, fact or circumstance (actual, contemplated or threatened) of the nature referred to in Section 3(a) or any development that could result in such a change, event, fact or circumstance, any of which, in the opinion of the Underwriter, as determined by the Underwriter in its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation or the market price or value or the marketability of the Common Shares;

(e) the Underwriter, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or the Subscription Agreements; or

(f) the Underwriter has become aware, as a result of its due diligence review or otherwise, of any adverse material information, fact or change (determined solely by the Underwriter, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof;

in any of such cases, the Underwriter shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this Agreement and the obligations of any Subscriber under any Subscription Agreement.

Section 13 Continuation of Termination Right

Each Underwriter may exercise any or all of the rights provided for in Section 7, Section 11 or Section 12 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the sale of the Common Shares. An Underwriter shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to Section 7, Section 11 or Section 12 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

Section 14 Exercise of Termination Right

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 10, Section 15, Section 16, Section 17 or Section 18. The rights of each of the Underwriters to terminate obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

Section 15 Survival

All representations, warranties, covenants, indemnities, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Common Shares and shall continue in full force and effect for the benefit of the Underwriters and the Subscribers regardless of any investigation by or on behalf of the Underwriters with respect thereto.

Section 16 Indemnity

The Corporation shall indemnify and save each of the Indemnified Persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses to which any of the Indemnified Persons may be subject or which any of the Indemnified Persons may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a) any information or statement contained in any part of the Public Record (other than any information or statement relating solely to one or more of the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in any part of the Public Record) or contained in this Agreement or any certificate or other document delivered by or on behalf of the Corporation to the Underwriters hereunder which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to one or more of the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in any part of the Public Record) contained in any part of the Public Record;

(c) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Common Shares (not based upon the activities or the alleged activities of any of the Underwriters or the Selling Dealer Group members, if any) imposed by any of the Securities Commissions or any other competent authority;

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any of the Securities Commissions or any other one or more competent authorities (not based upon the activities or the alleged activities of any of the Underwriters or the Selling Dealer Group members, if any) into the affairs of the Corporation or any of its directors, officers or principal shareholders or relating to or affecting the trading or distribution of the Common Shares; or

(e) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement, the Subscription Agreements, or delivered pursuant thereto or any requirement of Applicable Securities Laws,

provided that in the event and to the extent that a court of competent jurisdiction in the final judgement from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that any matter in respect of which indemnity may be sought hereunder resulted solely from the negligence, fraud or wilful misconduct of an Indemnified Person, this indemnity shall not apply.

The Corporation hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Documents or any part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of: (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Common Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory authority, exchange, court or other authority and an Indemnified Person or other representative of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by the Underwriters, the Corporation shall pay the Underwriters the reasonable costs (including an amount to reimburse the Underwriters for the time spent by their personnel in connection therewith on a per diem basis and out of pocket expenses) in connection therewith unless such proceedings or investigations shall be brought or initiated as a result of any negligence, fraud or any actions or inactions of the Underwriters, or any of its affiliates or any member of the Selling Dealer Group.

Section 17 Notice of Indemnity Claim

If any claim contemplated by Section 16 shall be asserted against any of the Indemnified Persons in respect of which indemnification is or might reasonably be considered to be provided for in such section, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 16 if:

(a) the Indemnified Person has been advised in writing by counsel that there may be a material legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation or that a conflict of interest exists or reasonably may exist which makes representation by counsel chosen by the Corporation not advisable (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(b) the Corporation shall not have undertaken the defence of such proceedings and employed counsel within ten days after notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel shall be paid by the Corporation; it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all Indemnified Persons.

It is the intention of the Corporation to constitute the Underwriters as trustee for the Indemnified Persons for the purposes of Section 16, Section 17 and Section 18 and the Underwriters agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

Section 18 Right of Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Underwriters on the other hand from the offering of the Common Shares; or

(b) if the allocation provided by Section 18(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 18(a) but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or

other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the consideration received by the Underwriters.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this Section 18 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters under this Section 18 shall be limited to the amount payable to the Underwriters pursuant to Section 9.

Section 19 Several Liability of Underwriters

The Underwriters' rights and obligations under this Agreement are separate and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Common Shares set opposite their names set forth in this Section 19; and

(b) if Underwriters having collective obligations to purchase at least 10% of the total number of Common Shares hereunder do not purchase their applicable percentage of the total number of Common Shares, the others who shall be willing and able to purchase their own applicable percentages of the total number of Common Shares shall be relieved of their obligations hereunder;

provided that, notwithstanding the provisions of Section (b) of this Section 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Common Shares shall have the right, but not the obligation, to purchase the total number of Common Shares. Nothing in this Section 19 shall obligate the Corporation to sell less than all of the Common Shares to the Underwriters.

The applicable percentage of the total number of Common Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Sprott Securities Inc.	24%
GMP Securities Ltd.	24%
Canaccord Capital Corporation	24%
Peters & Co. Limited	18%
Raymond James Ltd.	10%
	100%

Section 20 Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Sprott Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Sections 16, 17 or 18. Sprott Securities Inc. shall consult with the other Underwriters with respect to any such notice, waiver, extension or other communication prior to the provision of any such notice, waiver, extension or other communication.

Section 21 Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: Richard A. Walls
Telecopy No.: (403) 290-7751

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Steven Cohen
Telecopy No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Sprott Securities Inc.
#1800, 300 - 5th Ave. S.W.
Calgary, Alberta
T2P 3C4

Attention: Philip Moore
Telecopy No.: (403) 266-4222

with a copy to:

GMP Securities Ltd.
#2300, 500 – 4th Ave. S.W.
Calgary, Alberta
T2P 2V6

Attention: Wade Felesky
Telecopy No.: (403) 543-3589

with a copy to:

Canaccord Capital Corporation
TransCanada Tower
Suite 2200, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5P8

Attention: George Wilson
Telecopy No.: (403) 508-3810

with a copy to:

Peters & Co. Limited
3900 Bankers Hall West
888 – 3rd Street S.W.
T2P 5C5

Attention: Bruce A. Fiell
Telecopy No.: (403) 261-7570

with a copy to:

Raymond James Ltd.
Suite 2500, 707 - 8th Avenue S.W.
Calgary, Alberta
T2P 1H5

Attention: Jason Holtby
Telecopy No.: (403) 509-0535

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Attention: Scott R. Cochlan
Telecopy No.: (403) 260-9700

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a business day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a business day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

Section 22 Trust

It is the intention of the Corporation to constitute the Underwriters as trustee for the Subscribers in respect of the benefit of the representations, warranties and covenants of the Corporation set forth in this Agreement.

Section 23 Acknowledgement and Consent

The Corporation: (i) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with its respective clients; and (ii) consents to each of the Underwriters acting hereunder while continuing to act for its respective clients. To the extent that an Underwriter's statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships

with its clients conflicts with its obligations hereunder, the Underwriter shall be entitled to fulfil its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent an Underwriter from fulfilling its statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciary of its clients.

Section 24 Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 25 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Section 26 Time of the Essence

Time shall be of the essence of this Agreement.

Section 27 Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

Section 28 Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation with respect to the issuance of securities by the Corporation and including, without limitation, the agreement constituted by the acceptance of the letter dated June 6, 2005, from Sprott Securities Inc. to the Corporation.

Section 29 U.S. Securities Matters

The Underwriters and the Corporation agree as follows:

(a) The Underwriters acknowledge that none of the Common Shares have been or will be registered with the SEC under the U.S. Securities Act and that the Common Shares are being offered and sold pursuant to Applicable Securities Laws and in reliance upon and in compliance with Regulation S and may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements provided by Rule 144A; and (ii) the exemption from the registration requirements provided in connection with sales to Institutional Accredited Investors, and represent and agree that neither the Underwriters nor the Underwriter Affiliate, nor any person acting on their behalf (a) has made or will make any Directed Selling Efforts, (b) has made or will make

(except to the extent permitted by this Section 29) any offer to sell or solicitation of any offer to buy any of the Common Shares to any person in the United States or (y) any sale of the Common Shares to any person unless, at the time the order to purchase such Common Shares was placed, such person was outside the United States or the seller of such Common Shares and any person acting on its behalf reasonably believe that, at the time the order to purchase such Common Shares was placed, such person was outside the United States within the meaning of Regulation S, or (c) has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act. The Underwriters agree that all offers and sales in the United States shall be made by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriters, acting as principal, in compliance with all applicable federal and state laws and regulations governing registration and conduct of broker-dealers.

(b) The Corporation and the Underwriters agree that the Common Shares may be offered and sold in the United States pursuant only to (a) the provisions of Rule 144A and, thereunder, only to persons who are reasonably believed to be Qualified Institutional Buyers and/or (b) pursuant to the provisions of Regulation D thereunder and only to institutions it had reasonable basis to believe and did believe to be Institutional Accredited Investors and, on the date hereof, continues to believe that each such purchaser is an Institutional Accredited Investor.

(c) In connection with the offers and sales in the United States, the Underwriters agree for themselves and for their affiliates not to offer or sell, or to solicit any offer to buy, by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act and agree to take reasonable steps to ensure that the purchaser is aware that the seller will rely on exemptions from the provisions of Section 5 of the U.S. Securities Act, including as applicable those provided by Rule 144A.

(d) The Underwriters agree that offers to sell, solicitations of offers to buy and sales of Common Shares in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable U.S. state securities ("**Blue Sky**") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers only by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriters, acting as principal, and: (a) in the case of sales pursuant to Rule 144A, only to persons who, prior to the sale and delivery of the Common Shares to them, execute and deliver a Subscription Agreement for the Common Shares (U.S. Qualified Institutional Buyer) in the form agreed upon by the Corporation and the Underwriters; and (b) in the case of sales to Institutional Accredited Investors only to persons who, prior to the sale and delivery of the Common Shares to them, execute and deliver a Subscription Agreement (U.S. Purchasers-Accredited Investors) in the form agreed upon by the parties.

(e) The Corporation represents that it is and as of the date of issuance of the Common Shares will be a "foreign issuer" as defined in Rule 902(e) of Regulation S and

that as of the date hereof there is and as of the date of issuance of the Common Shares there will be no "substantial U.S. market interest" (as defined in Rule 902(j) of Regulation S) in the Common Shares.

(f) The Corporation represents and agrees that, as of the date hereof and as at the date of issuance of the Common Shares:

(i) the Common Shares are not and will not be;

(ii) no securities of the same class as the Common Shares are or will be; and

(iii) no American Depositary Shares representing any securities of the same class as the Common Shares is or will be;

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

(g) The Corporation represents that it is not and is not required to be registered as an "investment company" pursuant to the provisions of the *United States Investment Company Act* of 1940, as amended.

(h) The Corporation agrees that, for so long as any of the Common Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and it is not subject to Section 13 or Section 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g 3-2(b) under the U.S. Exchange Act, it will, unless the Common Shares may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Common Shares, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by Rule 144A(d)(4).

(i) The Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Underwriters and the U.S. Affiliate as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

(i) has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions from registration relied upon by the Underwriters in offers and sales to Qualified Institutional Buyers and/or Institutional Accredited Investors or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Common Shares pursuant to this agreement; or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

(ii) in connection with the offer or sale of the Common Shares has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D); and

(iii) within the six month period prior to the date hereof has offered or sold in the United States any Common Shares or other securities of the Corporation that would be "integrated" with the sale of the Common Shares (as that term is used in Regulation D).

(j) The Underwriters have not entered, and will not enter, into any contractual arrangements with respect to the distribution of the Common Shares in the United States other than as provided herein (except with an affiliate of any of the Underwriters), except that nothing in this section shall in any way restrict offers and sales in accordance with the provisions of this Agreement.

(k) The Underwriters shall cause each affiliate of any of the Underwriters selling any Common Shares in the United States to agree, for the benefit of the Corporation, to the same provisions as are contained in this Section 29.

(l) Each of the Underwriters will deliver to Purchasers of the Common Shares in the United States, through its Underwriter Affiliate, a copy of the same information relating to the Corporation as provided to Subscribers in Canada and the Underwriters agree that they have not and will not use any written material other than such documents in connection therewith.

(m) The Underwriters severally and not jointly covenant and agree with the Corporation that they will:

(i) offer and sell the Common Shares in the United States only through the Underwriter Affiliate duly registered as a U.S. broker-dealer in the applicable jurisdictions to permit it to offer and sell the Common Shares and which affiliate will be bound by the provisions of this Agreement and will otherwise comply with applicable U.S. broker-dealer laws;

(ii) not make any other contractual arrangements for the distribution of the Common Shares in the United States without the prior consent of the Corporation;

(iii) obtain from each Subscriber an executed Subscription Agreement and deliver such Subscription Agreements to the Corporation together with such other documents with respect to the issue of the Common Shares as may be required by the Exchange or by Applicable Securities Laws of the Selling Jurisdictions.

(n) At least one business day prior to the Closing Date, Sprott Securities Inc. shall cause the Underwriter Affiliate to provide the Corporation with a list of all purchasers of Common Shares in the United States.

(o) At closing, Sprott Securities Inc., together with the U.S. Affiliate, who has offered and sold Common Shares in the United States, will provide a certificate, substantially in the form of Schedule B hereto.

(p) Each of the Underwriters agrees that the certificates for Common Shares will bear the legend provided for in the Subscription Agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Philip Moore at Sprott Securities Inc.

SPROTT SECURITIES INC.

Per: *"Phil Moore"*

GMP SECURITIES LTD.

Per: *"Wade Felesky"*

CANACCORD CAPITAL CORPORATION

Per: *"Richard Grafton"*

PETERS & CO. LIMITED

Per: *"Bruce Fiell"*

RAYMOND JAMES LTD.

Per: *"Gregg Delcourt"*

ACCEPTED AND AGREED to effective as of the 6th day of June, 2005.

FAIRQUEST ENERGY LIMITED

Per: *"Richard A. Walls"*

SCHEDULE A

1. the Corporation has been duly incorporated and is validly subsisting under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets;

2. the Corporation has full corporate power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and each of this Agreement and the Subscription Agreements has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

3. the execution and delivery of this Agreement and the Subscription Agreements and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Subscription Agreements by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

   (a) any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

   (b) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation, or, of which counsel is aware, any resolutions of the shareholders or partners, as applicable, or directors (or any committee thereof) of the Corporation;

   (c) of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or

   (d) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or their respective properties or assets,

which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise), properties or assets of the Corporation;

4. the Common Shares have been validly issued as fully paid and non-assessable Common Shares of the Corporation;

5. the Corporation is a "reporting issuer" or has equivalent status not in default of any requirement of the *Securities Act* (Alberta), the *Securities Act* (British Columbia), the *Securities Act* (Manitoba) and the *Securities Act* (Ontario) and is not included in a list of

defaulting reporting issuers maintained pursuant to the applicable securities legislation of such Provinces;

6. all Applicable Securities Laws of the Selling Jurisdictions and other laws applicable to the Corporation in connection with the creation, offering, issuance and sale of the Common Shares have been complied with by the Corporation, including the distribution of Common Shares in each of the Selling Jurisdictions, assuming distribution by registrants who comply with the relevant provisions of Applicable Securities Laws;

7. notice of the issuance of the Common Shares has been accepted by the Exchange and the Common Shares have been conditionally approved for listing upon the Exchange subject to any applicable filing requirements;

8. the first trade in Common Shares will, pursuant to Multilateral Instrument 45-102, not be subject to resale restrictions after 4 months following the distribution date in the Selling Jurisdictions, subject to the conditions prescribed therein;

9. Computershare Trust Company of Canada has been duly appointed by the Corporation as the transfer agent and registrar for the Common Shares;

10. the form and terms of the definitive certificates representing the Common Shares have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements relating thereto, including the requirements of the Exchange;

and additionally relating to the authorized and issued capital of the Corporation.

SCHEDULE B

UNDERWRITERS' CERTIFICATE

In connection with the offer and sale of common shares (the "**Securities**") of Fairquest Energy Limited (the "**Corporation**") to one or more U.S. institutional investors (the "**U.S. Purchasers**"), the undersigned, Sprott Securities Inc., on behalf of the several underwriters (the "**Underwriters**") referred to in the underwriting agreement dated as of June 6, 2005 among the Corporation and the Underwriters (the "**Underwriting Agreement**") and Sprott Securities (U.S.A.) Limited, as its U.S. Affiliate, who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Placement Agent**"), do hereby certify that:

1. the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

2. all offers and sales of Securities in the United States were made to institutional "accredited investors" within the meaning of Rule 501(a)(1),(2),(3) or (7) of the *United States Securities Act of 1933*, as amended ("**Institutional Accredited Investors**") or to qualified institutional buyers as defined in Rule 144A under the *United States Securities Act of 1933*, as amended ("**Qualified Institutional Buyers**");

3. they have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**");

4. each offeree of the Securities in the United States has been sent a copy of the same information in respect of the Corporation as provided to Canadian subscribers (the "**Offering Documents**") and they have not used and will not use any written material other than the Offering Documents;

5. immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor or a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act, and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer or an Institutional Accredited Investor;

6. prior to any sale of Securities in the United States, we caused each U.S. purchaser that was an Institutional Accredited Investor to sign a Subscription Agreement (U.S. Purchaser - Accredited Investors) and each U.S. purchaser that was a Qualified Institutional Buyer to sign a Subscription Agreement (U.S. Qualified Institutional Buyer); and

7. we, nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act.

Dated: ________________, 2005

SPROTT SECURITIES INC., on its behalf and on behalf of the Underwriters	**SPROTT SECURITIES (U.S.A.) LIMITED**
By: ______________________________ Name: Title:	By: ______________________________ Name: Title:

30654029.3

SCHEDULE C

MATERIAL CONTRACTS

Farm-out Agreements dated June 1, 2005 among Fairborne Energy Ltd. (among others) and Fairquest Energy Limited.

SCHEDULE D

EMPLOYMENT AGREEMENTS

Employment Agreement dated June 1, 2005 between Fairquest Energy Limited and Dick Walls.

Employment Agreement dated June 1, 2005 between Fairquest Energy Limited and Robert Maitland.

SCHEDULE E

SWAPS

None



FAIRQUEST
ENERGY LIMITED
Q2/05

FAIRQUEST ENERGY LIMITED — SECOND QUARTER INTERIM REPORT AND NEWS RELEASE FOR THE PERIOD ENDED JUNE 30, 2005

FAIRQUEST REPORTS RESULTS FOR ITS FIRST MONTH OF OPERATIONS — CALGARY, ALBERTA, AUGUST 8, 2005

HIGHLIGHTS

For the period from	June 1 to 30, 2005
Financial *($ thousands, except per share amounts)*	
Petroleum and natural gas revenue	1,460
Funds generated from operations	739
Per share - basic	$ 0.03
Per share - diluted	$ 0.03
Net income	119
Per share - basic	$ 0.01
Per share - diluted	$ –
Exploration and development expenditures	752
Acquisitions, net of dispositions	40,955
Total assets	71,041
Operations *(units as noted)*	
Production	
Natural gas *(Mcf per day)*	5,514
Natural gas liquids *(bbls per day)*	115
Total *(BOE per day)*	1,034
Average sales price	
Natural gas *($ per Mcf)*	7.43
Natural gas liquids *($ per bbl)*	67.01
Netback per BOE *($ per BOE)*	
Petroleum and natural gas sales	47.07
Royalties	(10.25)
Transportation	(1.29)
Operating expenses	(8.04)
Operating netback	27.49

MESSAGE TO SHAREHOLDERS

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations for the month of June, 2005. Fairquest commenced commercial operations on June 1, 2005 pursuant to a Plan of Arrangement under which Fairborne Energy Ltd. ("Fairborne") reorganized its affairs and created Fairborne Energy Trust, owning approximately 90% of Fairborne's oil and gas properties, and Fairquest which owns the balance of Fairborne's oil and gas properties and certain undeveloped lands. Fairquest is a junior oil and gas company whose primary focus will be on exploration of an extensive inventory of prospects.

Fairquest's initial properties produce approximately 1,000 BOE per day, net to Fairquest, the majority of which is natural gas and associated natural gas liquids. Fairquest acquired 68,000 net acres of prospective undeveloped lands and entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne lands, retained by Fairborne Energy Trust. This land inventory, with extensive drill ready prospects, provides Fairquest with a rich portfolio of exploration and development opportunities. In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities.

To allow Fairquest to aggressively pursue its opportunity base, Fairquest entered into an agreement, in early June, 2005, with a syndicate of underwriters to issue, on a "bought deal" private placement basis, 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. This issue closed on June 28, 2005. Fairquest's capital budget for the remainder of 2005 and early 2006 is between $35 and $40 million.

OPERATIONS:

Fairquest's production for the month of June averaged 1,034 BOE per day consisting of 5.5 Mmcf per day of natural gas and 115 barrels per day of natural gas liquids. Strong prices resulted in funds generated for the month of $739,000. It is expected that production levels should reach between 1,500 and 2,000 BOE per day by the end of 2005.

Fairquest's initial capital budget has been set at between $35 and $40 million for the drilling of 25-30 (12 to 15 net) wells, an additional 6 recompletions of existing wells, various facility and pipeline projects, and includes approximately $4.5 million allocated to new undeveloped land and seismic.

Since June 1, 2005 Fairquest has been active in its four core areas of operations.

West Central Alberta – West Pembina/Columbia Harlech:

The West Pembina/Columbia Harlech area accounts for 60 percent of the Company's current production. Since early June the Company has drilled and cased three deep (ranging from 3225m to 3600m) tests, successfully recompleted a well that is now producing natural gas, and is drilling a 4000m Nisku test. The three recently cased wells will be completed in August and Fairquest's average working interest is 43 percent. The Company plans to drill an additional six to eight wells in this area over the next five to six months.

MESSAGE TO SHAREHOLDERS

Deep Basin – Wild River/Marsh

The Deep Basin area accounts for 16 percent of the Company's current production but comprises over 50 percent of the Company's undeveloped lands. A well was recently spudded at Marsh with a planned target depth of 4100 meters and will test multiple Cretaceous gas targets. Two additional wells will be drilled in the next 5 months in this area. The Company's average interest in these wells is 50 percent. At Wild River Fairquest recently completed a gas well and plans to spud two 4000 meter exploration tests in the fall of 2005.

Central Alberta – Westerose/Pigeon Lake

For the balance of 2005 the Company has a six well program planned for this area in partnership with Fairborne Energy Trust. To date, three of these wells have been drilled and cased, one has been completed as a gas well and is awaiting tie-in and two remain to be completed. The Company has varying interests in these areas ranging from 10 percent to 50 percent.

Peace River Arch

The Rycroft Area on the Peace River Arch accounts for 16 percent of Fairquest's current production. The Company plans to drill three wells in this area in 2005. The first well (34 percent interest) is a 2100 meter Triassic test that recently spudded.

Outlook

The future of the oil and gas industry in Western Canada looks promising as commodity prices maintain historically high levels. Richard A. Walls, President and CEO says "As a new company, Fairquest is in an enviable position of starting with a large inventory of exploration and development projects that have been accumulated over the last several years and access to sufficient capital to proceed with a large capital program to develop these projects. The management and staff of Fairquest look forward to reporting on future progress as Fairquest continues its search for new oil and gas reserves"

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review second quarter 2005 activities. This MD&A should be read in conjunction with the unaudited interim financial statements including notes for the period from commencement of operations on June 1 to June 30, 2005. Additional information relating to Fairquest, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Limited, Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne.

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairquest's management at the time the statements were made. Fairquest assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF ARRANGEMENT

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd.. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed. The Company has issued Performance Shares and options to the employees of Fairborne as service providers to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the second quarter of 2005:

	Period from June 1 to 30, 2005
Financial *($ thousands, except per share amounts)*	
Petroleum and natural gas sales, before royalties	1,450
Funds generated from operations	739
Per share - basic	$ 0.03
Per share - diluted	$ 0.03
Net Income	119
Per share - basic	$ 0.01
Per share - diluted	$ –
Total assets	71,041
Operations *(units as noted)*	
Average production	
Natural gas *(Mcf per day)*	5,514
Natural gas liquids *(bbls per day)*	115
Total *(BOE per day)*	1,034

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SECOND QUARTER 2005 RESULTS

Production and Prices

Fairquest recorded natural gas production of 5,514 Mcf per day and 115 bbls per day of associated natural gas liquids during the month of June 2005. All of the Company's production was from properties acquired from Fairborne Energy Ltd. pursuant to the Plan of Arrangement. June 2005 production was impacted by a facility turnaround at Fairquest 's Wild River property which reduced production for several days at the beginning of the month.

Based on current production levels and exploration activities planned, Fairquest expects production to increase over the next six months with an expected year end 2005 production level of between 1,500 and 2,000 BOE per day.

Fairquest realized a natural gas price of $7.43 per Mcf and an average price of $67.01 for associated natural gas liquids in the month of June 2005. Fairquest does not currently utilize any hedging or fixed sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $1.5 million for the period June 1 to June 30, 2005.

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005
Revenues	
Natural gas	1,229
Natural gas liquids	231
Other income	5
Total	1,465
Prices	
Natural gas *($ per Mcf)*	7.43
Natural gas liquids *($ per bbl)*	67.01
Total *($ per BOE)*	47.07

Royalties

Fairquest recorded royalty expense of $318,000 for the period June 1 to June 30, 2005 for an effective royalty rate of 21.8%. The Company expects royalties to range between 22% and 24% for the remainder of 2005.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the TransCanada natural gas pipeline. The Company expects transportation costs to be between $0.20 and $0.25 per Mcf for the remainder of 2005.

Operating Expenses

Fairquest recorded $249,000 or $8.04 per BOE in operating costs for the month of June 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating costs to remain around $8.00 for the remainder of 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Netbacks

($/BOE)	Period from June 1 to 30, 2005
Revenue	47.07
Royalties	(10.25)
Transportation costs	(1.29)
Operating costs	(8.04)
Operating netback	27.49

General and Administrative ("G&A") Expenses

Fairquest recorded $152,000 for G&A expenses during the period June 1 to June 30, 2005. G&A expenses included $39,000 payable to Fairborne under the Technical Services Arrangement and $38,000 of non-cash compensation expense for the stock options issued by Fairquest during the month of June.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the period June 1 to June 30, 2005 was $475,000 or $15.30 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement.

The Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $3.0 million, the present value of which is $762,000 at June 30, 2005. Accretion of asset retirement obligations in the month of June 2005 was $5,000 ($0.17 per BOE).

Taxes

Fairquest's effective tax rate, including the effect of non-deductible stock based compensation, for the month of June 2005 was 47.3%, the majority of which was future income taxes. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset was due to future tax deductions based on fair market values which are in excess of the carrying values used to record the acquisition in Fairquest's records. Based on available tax pools, expected capital expenditures and forecast net income for 2005, the Company does not anticipate paying cash income taxes other than capital taxes in 2005.

Funds Generated from Operations and Net Income

($ thousands)	Period from June 1 to 30, 2005
Funds generated from operations	739
Per share – basic	$ 0.03
Per share – diluted	$ 0.03
Net Income	119
Per share – basic	$ 0.01
Per share – diluted	$ –

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unit Analysis

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005 ($ thousands)	($ per BOE)
Production revenue	1,460	47.07
Royalties	318	10.25
Transportation costs	40	1.29
Operating expenses	249	8.04
General & administrative *	114	3.68
Interest (income)	(5)	(0.17)
Capital taxes	5	0.16
Funds generated from operations	739	23.82
Compensation expense	38	1.22
Depletion, depreciation and accretion	480	15.47
Future income taxes	102	3.29
Net Income	119	3.84

* *net of compensation expense (non-cash)*

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At June 30, 2005, Fairquest had $25.3 million in cash and term deposits with maturities of less than three months. The majority of the balance is attributable to the private placement of $26.6 million which closed on June 28, 2005. The Company plans to utilize its cash balances, together with funds generated from operations to fund capital expenditures over the remainder of 2005.

Capital Expenditures

Fairquest's exploration and development expenditures for the month of June 2005 totalled $752,000.

($ thousands)	Period from June 1 to 30, 2005
Exploration and development	
Land and lease acquisitions	24
Drilling, completions and workovers	591
Well equipment and facilities	137
	752
Property acquisitions	40,955
Total	41,707

During the month of June 2005, the Company commenced the drilling of one (0.5 net) gas well which was completed in July.

The acquisition of properties from Fairborne on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as at their carrying value of $41 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Bank Indebtedness

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of preferred shares issuable in series and 1,000,000 Performance Shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and Performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

	August 8, 2005	June 30, 2005
Common shares	26,048,831	26,048,831
Warrants	4,740,000	4,740,000
Performance shares	1,000,000	1,000,000
Stock options	1,054,400	1,054,400
Weighted average common shares		
Basic	n/a	22,449,000
Diluted	n/a	22,824,000

Commitments

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is committed to shared services to mange its activities on a cost recovery basis with Fairborne. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

INTERIM FINANCIAL STATEMENTS

INTERIM BALANCE SHEET *(Unaudited)*

($ thousands)	June 30, 2005
Assets	
Current assets	
Cash and cash equivalents	$ 25,289
Accounts receivable	1,474
	26,763
Capital assets *(Note 3)*	41,989
Future income taxes *(Note 6)*	2,289
	$ 71,041
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 1,618
Asset retirement obligation *(Note 5)*	762
Shareholders' Equity	
Capital stock and warrants *(Note 7)*	68,504
Contributed surplus *(Note 7)*	38
Retained earnings	119
	68,661
	$ 71,041

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Revenue	
Petroleum and natural gas	$ 1,460
Royalties	(318)
Transportation	(40)
Interest	5
	1,107
Expenses	
Operating	249
General and administrative	152
Depletion, depreciation and accretion	480
	881
Income before taxes	226
Taxes *(Note 6)*	
Future	102
Capital	5
	107
Net income	119
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 119
Net income per share *(Note 7)*	
Basic	$ 0.01
Diluted	$ –

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF CASH FLOWS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Cash provided by (used in):	
Operating activities	
Net income	$ 119
Items not involving cash	
Depletion, depreciation and accretion	480
Compensation expense	33
Future income taxes	107
	739
Change in non-cash working capital	(672)
	67
Financing activities	
Issuance of common shares, warrants and performance shares, net of costs	35,158
Repayment of bank debt	(10,000)
	25,158
Investing activities	
Capital expenditures	(252)
Change in non-cash working capital	316
	64
Change in cash and cash equivalents	25,289
Cash and cash equivalents, beginning of period	—
Cash and cash equivalents, end of period	$ 25,289

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to June 30, 2005 (unaudited)

(tabular amounts are stated in thousands of dollars except per share amount)

NATURE OF OPERATIONS:

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with one year prior written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

As at June 30, 2005, accounts payable included $72,500 due to Fairborne, which includes joint venture amounts including capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

INTERIM FINANCIAL STATEMENTS

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

INTERIM FINANCIAL STATEMENTS

i) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	June 30, 2005
Petroleum and natural gas properties and equipment	$ 42,464
Accumulated depletion and depreciation	(475)
	$ 41,989

As at June 30, 2005, costs of acquiring unproved properties in the amount of $9.0 million were excluded from the depletion calculation. Included in the Company's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates or LIBOR rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

INTERIM FINANCIAL STATEMENTS

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $3.1 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Period from commencement of operation on June 1 to June 30, 2005
Transfer of assets through Plan of Arrangement *(Note 2)*	$ 757
Accretion expense	5
Balance, June 30, 2005	$ 762

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	Period from commencement of operation on June 1 to June 30, 2005
Earnings before taxes	$ 226
Combined federal and provincial tax rate	37.6%
Computed "expected" income tax expense	85
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	71
Non-deductible stock based compensation	14
Resource allowance	(59)
Other	(9)
Future income taxes	102
Capital taxes	5
Total taxes	$ 107

The components of the future income tax asset at June 30, 2005 is as follows:

Petroleum and natural gas properties and equipment	$ 1,543
Asset retirement obligations	253
Share issue costs	493
Future income tax asset	$ 2,289

INTERIM FINANCIAL STATEMENTS

7. CAPITAL STOCK

a) Authorized

(i) *Unlimited number of common shares; and*

(ii) *1,000,000 Performance Shares.*

b) Issued and Outstanding

	Period from commencement of operation on June 1 to June 30, 2005 Number of Shares	Amount
COMMON SHARES		
Issued on incorporation	1	$ –
Issued pursuant to private placement	4,740,000	6,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830	37,845
Issued for cash	4,000,000	26,600
Share issue costs	–	(1,453)
Future tax benefit of issue costs	–	501
Balance, June 30, 2005	26,048,831	$ 67,421
WARRANTS		
Issued pursuant to private placement	4,740,000	$ 1,073
Balance, June 30, 2005	4,740,000	$ 1,073
PERFORMANCE SHARES		
Issued pursuant to private placement	1,000,000	$ 10
Balance, June 30, 2005	1,000,000	$ 10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one-third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each Performance Shares at a redemption price of $0.01 per share. The

INTERIM FINANCIAL STATEMENTS

weighted average fair value of the Performance Shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	Period from commencement of operation on June 1 to June 30, 2005
Basic	22,449,000
Diluted	25,824,000

The reconciling item between the basic and diluted average common shares are outstanding stock options, Performance shares and warrants. Excluded from weighted average common shares are 1,054,400 stock options which are out-of-the-money based on the average trading price for the period.

d) Stock Options

There are 1,054,400 stock options outstanding at June 30, 2005 with an exercise price of $7.18 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire on June 13, 2010.

e) Contributed Surplus

	Period from commencement of operation on June 1 to June 30, 2005
Balance, beginning of period	$ —
Stock based compensation expense	
Stock options	3
Performance shares	30
Balance, June 30, 2005	$ 33

The weighted average fair value of stock options granted during the period from June 1 to June 30, 2005 was $1.83 per option and the weighted average fair value of Performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

8. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

INFORMATION FOR UNIT HOLDERS

READER ADVISORY: *Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairquest Energy Limited ('Fairquest'), contains forward looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairquest could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairquest will derive therefrom. Fairquest disclaims any intention or obligation to update or revise any forward-looking statements,whether as a result of new information, future events or otherwise, BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairquest Energy Limited is a growth oriented, junior gas exploration, development and production company operating exclusively in western Canada. Fairquest's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FQE".*

FAIRQUEST ENERGY LIMITED

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-3216

Email: info@fairquestenergy.com
Website: www.fairquestenergy.com

DIRECTORS

Richard A. Walls
Robert A. Maitland
Donald J. Nelson
Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick

OFFICERS

Richard A. Walls
Robert A. Maitland

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: **FQE**

For further information,
please contact:

Richard A. Walls
President, and Chief Executive Officer
or,
Robert A. Maitland
Vice-President Finance and
Chief Financial Officer


FAIRQUEST
ENERGY LIMITED
Q2/05

FAIRQUEST ENERGY LIMITED — SECOND QUARTER INTERIM REPORT AND NEWS RELEASE FOR THE PERIOD ENDED JUNE 30, 2005

FAIRQUEST REPORTS RESULTS FOR ITS FIRST MONTH OF OPERATIONS — CALGARY, ALBERTA, AUGUST 8, 2005

HIGHLIGHTS

For the period from		June 1 to 30, 2005
Financial *($ thousands, except per share amounts)*		
Petroleum and natural gas revenue		1,460
Funds generated from operations		739
Per share - basic	$	0.03
Per share - diluted	$	0.03
Net income		119
Per share - basic	$	0.01
Per share - diluted	$	–
Exploration and development expenditures		752
Acquisitions, net of dispositions		40,935
Total assets		71,041
Operations *(units as noted)*		
Production		
Natural gas *(Mcf per day)*		5,514
Natural gas liquids *(bbls per day)*		115
Total *(BOE per day)*		1,034
Average sales price		
Natural gas *($ per Mcf)*		7.43
Natural gas liquids *($ per bbl)*		67.01
Netback per BOE *($ per BOE)*		
Petroleum and natural gas sales		47.07
Royalties		(10.25)
Transportation		(1.29)
Operating expenses		(8.04)
Operating netback		27.49

MESSAGE TO SHAREHOLDERS

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations for the month of June, 2005. Fairquest commenced commercial operations on June 1, 2005 pursuant to a Plan of Arrangement under which Fairborne Energy Ltd. ("Fairborne") reorganized its affairs and created Fairborne Energy Trust, owning approximately 90% of Fairborne's oil and gas properties, and Fairquest which owns the balance of Fairborne's oil and gas properties and certain undeveloped lands. Fairquest is a junior oil and gas company whose primary focus will be on exploration of an extensive inventory of prospects.

Fairquest's initial properties produce approximately 1,000 BOE per day, net to Fairquest, the majority of which is natural gas and associated natural gas liquids. Fairquest acquired 68,000 net acres of prospective undeveloped lands and entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne lands, retained by Fairborne Energy Trust. This land inventory, with extensive drill ready prospects, provides Fairquest with a rich portfolio of exploration and development opportunities. In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities.

To allow Fairquest to aggressively pursue its opportunity base, Fairquest entered into an agreement, in early June, 2005, with a syndicate of underwriters to issue, on a "bought deal" private placement basis, 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million. This issue closed on June 28, 2005. Fairquest's capital budget for the remainder of 2005 and early 2006 is between $35 and $40 million.

OPERATIONS:

Fairquest's production for the month of June averaged 1,034 BOE per day consisting of 5.5 Mmcf per day of natural gas and 115 barrels per day of natural gas liquids. Strong prices resulted in funds generated for the month of $739,000. It is expected that production levels should reach between 1,500 and 2,000 BOE per day by the end of 2005.

Fairquest's initial capital budget has been set at between $35 and $40 million for the drilling of 25-30 (12 to 15 net) wells, an additional 6 recompletions of existing wells, various facility and pipeline projects, and includes approximately $4.5 million allocated to new undeveloped land and seismic.

Since June 1, 2005 Fairquest has been active in its four core areas of operations.

West Central Alberta – West Pembina/Columbia Harlech:

The West Pembina/Columbia Harlech area accounts for 60 percent of the Company's current production. Since early June the Company has drilled and cased three deep (ranging from 3225m to 3600m) tests, successfully recompleted a well that is now producing natural gas, and is drilling a 4000m Nisku test. The three recently cased wells will be completed in August and Fairquest's average working interest is 43 percent. The Company plans to drill an additional six to eight wells in this area over the next five to six months.

MESSAGE TO SHAREHOLDERS

Deep Basin – Wild River/Marsh

The Deep Basin area accounts for 16 percent of the Company's current production but comprises over 50 percent of the Company's undeveloped lands. A well was recently spudded at Marsh with a planned target depth of 4100 meters and will test multiple Cretaceous gas targets. Two additional wells will be drilled in the next 5 months in this area. The Company's average interest in these wells is 50 percent. At Wild River Fairquest recently completed a gas well and plans to spud two 4000 meter exploration tests in the fall of 2005.

Central Alberta – Westerose/Pigeon Lake

For the balance of 2005 the Company has a six well program planned for this area in partnership with Fairborne Energy Trust. To date, three of these wells have been drilled and cased, one has been completed as a gas well and is awaiting tie-in and two remain to be completed. The Company has varying interests in these areas ranging from 10 percent to 50 percent.

Peace River Arch

The Rycroft Area on the Peace River Arch accounts for 16 percent of Fairquest's current production. The Company plans to drill three wells in this area in 2005. The first well (34 percent interest) is a 2100 meter Triassic test that recently spudded.

Outlook

The future of the oil and gas industry in Western Canada looks promising as commodity prices maintain historically high levels. As a new company, Fairquest is in an enviable position of starting with a large inventory of exploration and development projects that have been accumulated over the last several years and access to sufficient capital to proceed with a large capital program to develop these projects. The management and staff of Fairquest look forward to reporting on future progress as Fairquest continues its search for new oil and gas reserves.

R. A. Walls

RICHARD A. WALLS
President and CEO,
August 8, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review second quarter 2005 activities. This MD&A should be read in conjunction with the unaudited interim financial statements including notes for the period from commencement of operations on June 1 to June 30, 2005. Additional information relating to Fairquest, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Limited, Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne.

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairquest's management at the time the statements were made. Fairquest assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF ARRANGEMENT

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd.. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed. The Company has issued Performance Shares and options to the employees of Fairborne as service providers to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the second quarter of 2005:

	Period from June 1 to 30, 2005
Financial *($ thousands, except per share amounts)*	
Petroleum and natural gas sales, before royalties	1,450
Funds generated from operations	739
Per share - basic	$ 0.03
Per share - diluted	$ 0.03
Net Income	119
Per share - basic	$ 0.01
Per share - diluted	$ -
Total assets	71,041
Operations *(units as noted)*	
Average production	
Natural gas *(Mcf per day)*	5,514
Natural gas liquids *(bbls per day)*	113
Total *(BOE per day)*	1,031

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SECOND QUARTER 2005 RESULTS

Production and Prices

Fairquest recorded natural gas production of 5,514 Mcf per day and 115 bbls per day of associated natural gas liquids during the month of June 2005. All of the Company's production was from properties acquired from Fairborne Energy Ltd. pursuant to the Plan of Arrangement. June 2005 production was impacted by a facility turnaround at Fairquest 's Wild River property which reduced production for several days at the beginning of the month.

Based on current production levels and exploration activities planned, Fairquest expects production to increase over the next six months with an expected year end 2005 production level of between 1,500 and 2,000 BOE per day.

Fairquest realized a natural gas price of $7.43 per Mcf and an average price of $67.01 for associated natural gas liquids in the month of June 2005. Fairquest does not currently utilize any hedging or fixed sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $1.5 million for the period June 1 to June 30, 2005.

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005
Revenues	
Natural gas	1,229
Natural gas liquids	231
Other income	5
Total	1,465
Prices	
Natural gas *($ per Mcf)*	7.43
Natural gas liquids *($ per bbl)*	67.01
Total *($ per BOE)*	47.07

Royalties

Fairquest recorded royalty expense of $318,000 for the period June 1 to June 30, 2005 for an effective royalty rate of 21.8%. The Company expects royalties to range between 22% and 24% for the remainder of 2005.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the TransCanada natural gas pipeline. The Company expects transportation costs to be between $0.20 and $0.25 per Mcf for the remainder of 2005.

Operating Expenses

Fairquest recorded $249,000 or $8.04 per BOE in operating costs for the month of June 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating costs to remain around $8.00 for the remainder of 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Netbacks

($/BOE)	Period from June 1 to 30, 2005
Revenue	47.07
Royalties	(10.25)
Transportation costs	(1.29)
Operating costs	(8.04)
Operating netback	27.49

General and Administrative ("G&A") Expenses

Fairquest recorded $152,000 for G&A expenses during the period June 1 to June 30, 2005. G&A expenses included $39,000 payable to Fairborne under the Technical Services Arrangement and $38,000 of non-cash compensation expense for the stock options issued by Fairquest during the month of June.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the period June 1 to June 30, 2005 was $475,000 or $15.30 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement.

The Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $3.0 million, the present value of which is $762,000 at June 30, 2005. Accretion of asset retirement obligations in the month of June 2005 was $5,000 ($0.17 per BOE).

Taxes

Fairquest's effective tax rate, including the effect of non-deductible stock based compensation, for the month of June 2005 was 47.3%, the majority of which was future income taxes. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset was due to future tax deductions based on fair market values which are in excess of the carrying values used to record the acquisition in Fairquest's records. Based on available tax pools, expected capital expenditures and forecast net income for 2005, the Company does not anticipate paying cash income taxes other than capital taxes in 2005.

Funds Generated from Operations and Net Income

($ thousands)	Period from June 1 to 30, 2005
Funds generated from operations	739
Per share – basic	$ 0.03
Per share – diluted	$ 0.03
Net Income	119
Per share – basic	$ 0.01
Per share – diluted	$ –

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unit Analysis

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005 ($ thousands)	($ per BOE)
Production revenue	1,460	47.07
Royalties	318	10.25
Transportation costs	40	1.29
Operating expenses	249	8.04
General & administrative *	114	3.68
Interest (income)	(5)	(0.17)
Capital taxes	5	0.16
Funds generated from operations	739	23.82
Compensation expense	38	1.22
Depletion, depreciation and accretion	480	15.47
Future income taxes	102	3.29
Net Income	119	3.84

* *net of compensation expense (non-cash)*

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At June 30, 2005, Fairquest had $25.3 million in cash and term deposits with maturities of less than three months. The majority of the balance is attributable to the private placement of $26.6 million which closed on June 28, 2005. The Company plans to utilize its cash balances, together with funds generated from operations to fund capital expenditures over the remainder of 2005.

Capital Expenditures

Fairquest's exploration and development expenditures for the month of June 2005 totalled $752,000.

($ thousands)	Period from June 1 to 30, 2005
Exploration and development	
Land and lease acquisitions	24
Drilling, completions and workovers	591
Well equipment and facilities	137
	752
Property acquisitions	40,955
Total	41,707

During the month of June 2005, the Company commenced the drilling of one (0.5 net) gas well which was completed in July.

The acquisition of properties from Fairborne on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as at their carrying value of $41 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Bank Indebtedness

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of preferred shares issuable in series and 1,000,000 Performance Shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and Performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

	August 8, 2005	June 30, 2005
Common shares	26,048,831	26,048,831
Warrants	4,740,000	4,740,000
Performance shares	1,000,000	1,000,000
Stock options	1,054,400	1,054,400
Weighted average common shares		
Basic	n/a	22,449,000
Diluted	n/a	25,824,000

Commitments

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is committed to shared services to mange its activities on a cost recovery basis with Fairborne. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

INTERIM FINANCIAL STATEMENTS

INTERIM BALANCE SHEET *(Unaudited)*

($ thousands)	June 30, 2005
Assets	
Current assets	
Cash and cash equivalents	$ 25,289
Accounts receivable	1,474
	26,763
Capital assets *(Note 3)*	41,989
Future income taxes *(Note 6)*	2,289
	$ 71,041
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 1,618
Asset retirement obligation *(Note 5)*	762
Shareholders' Equity	
Capital stock and warrants *(Note 7)*	68,504
Contributed surplus *(Note 7)*	38
Retained earnings	119
	68,661
	$ 71,041

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Revenue	
Petroleum and natural gas	$ 1,460
Royalties	(319)
Transportation	(40)
Interest	5
	1,107
Expenses	
Operating	249
General and administrative	152
Depletion, depreciation and accretion	480
	881
Income before taxes	226
Taxes *(Note 6)*	
Future	102
Capital	5
	107
Net income	119
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 119
Net income per share *(Note 7)*	
Basic	$ 0.01
Diluted	$ –

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF CASH FLOWS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Cash provided by (used in):	
Operating activities	
Net income	$ 119
Items not involving cash	
Depletion, depreciation and accretion	480
Compensation expense	38
Future income taxes	102
	739
Change in non-cash working capital	(672)
	67
Financing activities	
Issuance of common shares, warrants and performance shares, net of costs	35,158
Repayment of bank debt	(10,000)
	25,158
Investing activities	
Capital expenditures	(752)
Change in non-cash working capital	816
	64
Change in cash and cash equivalents	25,289
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$ 25,289

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to June 30, 2005 (unaudited)

(tabular amounts are stated in thousands of dollars except per share amount)

NATURE OF OPERATIONS:

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with one year prior written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

As at June 30, 2005, accounts payable included $72,500 due to Fairborne, which includes joint venture amounts including capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

INTERIM FINANCIAL STATEMENTS

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method, based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

INTERIM FINANCIAL STATEMENTS

i) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	June 30, 2005
Petroleum and natural gas properties and equipment	$ 42,402
Accumulated depletion and depreciation	(473)
	$ 41,929

As at June 30, 2005, costs of acquiring unproved properties in the amount of $9.0 million were excluded from the depletion calculation. Included in the Company's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates or LIBOR rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

INTERIM FINANCIAL STATEMENTS

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $3.1 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Period from commencement of operation on June 1 to June 30, 2005
Transfer of assets through Plan of Arrangement *(Note 2)*	$ 757
Accretion expense	5
Balance, June 30, 2005	$ 762

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	Period from commencement of operation on June 1 to June 30, 2005
Earnings before taxes	$ 226
Combined federal and provincial tax rate	37.62%
Computed "expected" income tax expense	85
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	71
Non-deductible stock based compensation	14
Resource allowance	(59)
Other	(9)
Future income taxes	102
Capital taxes	5
Total taxes	$ 107

The components of the future income tax asset at June 30, 2005 is as follows:

Petroleum and natural gas properties and equipment	$ 1,513
Asset retirement obligations	263
Share issue costs	493
Future income tax asset	$ 2,269

INTERIM FINANCIAL STATEMENTS

7. CAPITAL STOCK

a) Authorized

(i) Unlimited number of common shares; and
(ii) 1,000,000 Performance Shares.

b) Issued and Outstanding

	Period from commencement of operation on June 1 to June 30, 2005 Number of Shares		Amount
COMMON SHARES			
Issued on incorporation	1	$	–
Issued pursuant to private placement	4,740,000		8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830		32,845
Issued for cash	4,000,000		26,600
Share issue costs	–		(1,453)
Future tax benefit of issue costs	–		501
Balance, June 30, 2005	26,048,831	$	67,421
WARRANTS			
Issued pursuant to private placement	4,740,000	$	1,073
Balance, June 30, 2005	4,740,000	$	1,073
PERFORMANCE SHARES			
Issued pursuant to private placement	1,000,000	$	10
Balance, June 30, 2005	1,000,000	$	10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one-third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each Performance Shares at a redemption price of $0.01 per share. The

INTERIM FINANCIAL STATEMENTS

weighted average fair value of the Performance Shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	Period from commencement of operation on June 1 to June 30, 2005
Basic	22,449,000
Diluted	23,824,000

The reconciling item between the basic and diluted average common shares are outstanding stock options, Performance shares and warrants. Excluded from weighted average common shares are 1,054,400 stock options which are out-of-the-money based on the average trading price for the period.

d) Stock Options

There are 1,054,400 stock options outstanding at June 30, 2005 with an exercise price of $7.18 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire on June 13, 2010.

e) Contributed Surplus

	Period from commencement of operation on June 1 to June 30, 2005
Balance, beginning of period	$ –
Stock based compensation expense	
Stock options	8
Performance shares	30
Balance, June 30, 2005	$ 38

The weighted average fair value of stock options granted during the period from June 1 to June 30, 2005 was $1.83 per option and the weighted average fair value of Performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

8. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

INFORMATION FOR UNIT HOLDERS

READER ADVISORY: *Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairquest Energy Limited ('Fairquest'), contains forward looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairquest could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairquest will derive therefrom. Fairquest disclaims any intention or obligation to update or revise any forward-looking statements,whether as a result of new information, future events or otherwise, BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairquest Energy Limited is a growth oriented, junior gas exploration, development and production company operating exclusively in western Canada. Fairquest's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FQE".*

FAIRQUEST ENERGY LIMITED

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-3216

Email: info@fairquestenergy.com
Website: www.fairquestenergy.com

DIRECTORS

Richard A. Walls
Robert A. Maitland
Donald J. Nelson
Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick

OFFICERS

Richard A. Walls
Robert A. Maitland

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: **FQE**

For further information,
please contact:

Richard A. Walls
President, and Chief Executive Officer

or,

Robert A. Maitland
Vice-President Finance and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, August 8, 2005. This MD&A is provided by the management of Fairquest Energy Limited ("Fairquest" or the "Company") to review second quarter 2005 activities. This MD&A should be read in conjunction with the unaudited interim financial statements including notes for the period from commencement of operations on June 1 to June 30, 2005. Additional information relating to Fairquest, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Limited, Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne.

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairquest's management at the time the statements were made. Fairquest assumes no obligation to update forward-looking statements should circumstances or management's estimates change.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF ARRANGEMENT

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd.. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed. The Company has issued Performance Shares and options to the employees of Fairborne as service providers to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the second quarter of 2005:

	Period from June 1 to 30, 2005
Financial *($ thousands, except per share amounts)*	
Petroleum and natural gas sales, before royalties	1,480
Funds generated from operations	739
Per share - basic	$ 0.03
Per share - diluted	$ 0.03
Net Income	119
Per share - basic	$ 0.01
Per share - diluted	$ –
Total assets	71,041
Operations *(units as noted)*	
Average production	
Natural gas *(Mcf per day)*	5,514
Natural gas liquids *(bbls per day)*	115
Total *(BOE per day)*	1,034

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

SECOND QUARTER 2005 RESULTS

Production and Prices

Fairquest recorded natural gas production of 5,514 Mcf per day and 115 bbls per day of associated natural gas liquids during the month of June 2005. All of the Company's production was from properties acquired from Fairborne Energy Ltd. pursuant to the Plan of Arrangement. June 2005 production was impacted by a facility turnaround at Fairquest 's Wild River property which reduced production for several days at the beginning of the month.

Based on current production levels and exploration activities planned, Fairquest expects production to increase over the next six months with an expected year end 2005 production level of between 1,500 and 2,000 BOE per day.

Fairquest realized a natural gas price of $7.43 per Mcf and an average price of $67.01 for associated natural gas liquids in the month of June 2005. Fairquest does not currently utilize any hedging or fixed sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $1.5 million for the period June 1 to June 30, 2005.

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005
Revenues	
Natural gas	1,229
Natural gas liquids	231
Other income	5
Total	1,465
Prices	
Natural gas *($ per Mcf)*	7.43
Natural gas liquids *($ per bbl)*	67.01
Total *($ per BOE)*	47.07

Royalties

Fairquest recorded royalty expense of $318,000 for the period June 1 to June 30, 2005 for an effective royalty rate of 21.8%. The Company expects royalties to range between 22% and 24% for the remainder of 2005.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the TransCanada natural gas pipeline. The Company expects transportation costs to be between $0.20 and $0.25 per Mcf for the remainder of 2005.

Operating Expenses

Fairquest recorded $249,000 or $8.04 per BOE in operating costs for the month of June 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating costs to remain around $8.00 for the remainder of 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Netbacks

($/BOE)	Period from June 1 to 30, 2005
Revenue	47.07
Royalties	(10.25)
Transportation costs	(1.29)
Operating costs	(8.04)
Operating netback	27.49

General and Administrative ("G&A") Expenses

Fairquest recorded $152,000 for G&A expenses during the period June 1 to June 30, 2005. G&A expenses included $39,000 payable to Fairborne under the Technical Services Arrangement and $38,000 of non-cash compensation expense for the stock options issued by Fairquest during the month of June.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the period June 1 to June 30, 2005 was $475,000 or $15.30 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement.

The Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $3.0 million, the present value of which is $762,000 at June 30, 2005. Accretion of asset retirement obligations in the month of June 2005 was $5,000 ($0.17 per BOE).

Taxes

Fairquest's effective tax rate, including the effect of non-deductible stock based compensation, for the month of June 2005 was 47.3%, the majority of which was future income taxes. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset was due to future tax deductions based on fair market values which are in excess of the carrying values used to record the acquisition in Fairquest's records. Based on available tax pools, expected capital expenditures and forecast net income for 2005, the Company does not anticipate paying cash income taxes other than capital taxes in 2005.

Funds Generated from Operations and Net Income

($ thousands)	Period from June 1 to 30, 2005
Funds generated from operations	739
Per share – basic	$ 0.03
Per share – diluted	$ 0.03
Net Income	119
Per share – basic	$ 0.01
Per share – diluted	$ –

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unit Analysis

($ thousands, except per unit amounts)	Period from June 1 to 30, 2005 ($ thousands)	($ per BOE)
Production revenue	1,460	47.07
Royalties	318	10.25
Transportation costs	40	1.29
Operating expenses	249	8.04
General & administrative *	114	3.68
Interest (income)	(5)	(0.17)
Capital taxes	5	0.16
Funds generated from operations	739	23.82
Compensation expense	38	1.22
Depletion, depreciation and accretion	480	15.47
Future income taxes	102	3.29
Net Income	119	3.84

* *net of compensation expense (non-cash)*

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

At June 30, 2005, Fairquest had $25.3 million in cash and term deposits with maturities of less than three months. The majority of the balance is attributable to the private placement of $26.6 million which closed on June 28, 2005. The Company plans to utilize its cash balances, together with funds generated from operations to fund capital expenditures over the remainder of 2005.

Capital Expenditures

Fairquest's exploration and development expenditures for the month of June 2005 totalled $752,000.

($ thousands)	Period from June 1 to 30, 2005
Exploration and development	
Land and lease acquisitions	24
Drilling, completions and workovers	591
Well equipment and facilities	137
	752
Property acquisitions	10,955
Total	11,707

During the month of June 2005, the Company commenced the drilling of one (0.5 net) gas well which was completed in July.

The acquisition of properties from Fairborne on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as at their carrying value of $41 million.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Bank Indebtedness

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of preferred shares issuable in series and 1,000,000 Performance Shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. All of the common shares, warrants and Performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

	August 8, 2005	June 30, 2005
Common shares	26,048,831	26,048,831
Warrants	4,740,000	4,740,000
Performance shares	1,000,000	1,000,000
Stock options	1,054,400	1,054,400
Weighted average common shares		
Basic	n/a	22,449,000
Diluted	n/a	25,824,000

Commitments

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is committed to shared services to mange its activities on a cost recovery basis with Fairborne. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;
- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

INTERIM FINANCIAL STATEMENTS

INTERIM BALANCE SHEET *(Unaudited)*

($ thousands)	June 30, 2005
Assets	
Current assets	
Cash and cash equivalents	$ 25,289
Accounts receivable	1,474
	26,763
Capital assets *(Note 3)*	41,989
Future income taxes *(Note 6)*	2,289
	$ 71,041
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 1,618
Asset retirement obligation *(Note 5)*	762
Shareholders' Equity	
Capital stock and warrants *(Note 7)*	68,504
Contributed surplus *(Note 7)*	38
Retained earnings	119
	68,661
	$ 71,041

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Revenue	
Petroleum and natural gas	$ 1,460
Royalties	(318)
Transportation	(40)
Interest	5
	1,107
Expenses	
Operating	249
General and administrative	152
Depletion, depreciation and accretion	480
	881
Income before taxes	226
Taxes *(Note 6)*	
Future	102
Capital	5
	107
Net income	119
Retained earnings, beginning of period	–
Retained earnings, end of period	$ 119
Net income per share *(Note 7)*	
Basic	$ 0.01
Diluted	$ –

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF CASH FLOWS *(Unaudited)*

For the period from commencement of operations on June 1 to June 30, 2005

($ thousands)	2005
Cash provided by (used in):	
Operating activities	
Net income	$ 119
Items not involving cash	
Depletion, depreciation and accretion	480
Compensation expense	38
Future income taxes	102
	739
Change in non-cash working capital	(672)
	67
Financing activities	
Issuance of common shares, warrants and performance shares, net of costs	35,158
Repayment of bank debt	(10,000)
	25,158
Investing activities	
Capital expenditures	(752)
Change in non-cash working capital	816
	64
Change in cash and cash equivalents	25,289
Cash and cash equivalents, beginning of period	–
Cash and cash equivalents, end of period	$ 25,289

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to June 30, 2005 (unaudited)

(tabular amounts are stated in thousands of dollars except per share amount)

NATURE OF OPERATIONS:

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to June 30, 2005 the technical services fee was $39,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with one year prior written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

As at June 30, 2005, accounts payable included $72,500 due to Fairborne, which includes joint venture amounts including capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

INTERIM FINANCIAL STATEMENTS

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

INTERIM FINANCIAL STATEMENTS

i) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	June 30, 2005
Petroleum and natural gas properties and equipment	$ 42,464
Accumulated depletion and depreciation	(475)
	$ 41,989

As at June 30, 2005, costs of acquiring unproved properties in the amount of $9.0 million were excluded from the depletion calculation. Included in the Company's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At June 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates or LIBOR rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

INTERIM FINANCIAL STATEMENTS

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $3.1 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Period from commencement of operation on June 1 to June 30, 2005
Transfer of assets through Plan of Arrangement *(Note 2)*	$ 757
Accretion expense	5
Balance, June 30, 2005	$ 762

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result, which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	Period from commencement of operation on June 1 to June 30, 2005
Earnings before taxes	$ 226
Combined federal and provincial tax rate	37.6%
Computed "expected" income tax expense	85
Increase (decrease) in income taxes resulting from:	
Non-deductible Crown charges	71
Non-deductible stock based compensation	14
Resource allowance	(59)
Other	(9)
Future income taxes	102
Capital taxes	5
Total taxes	$ 107

The components of the future income tax asset at June 30, 2005 is as follows:

Petroleum and natural gas properties and equipment	$ 1,534
Asset retirement obligations	253
Share issue costs	493
Future income tax asset	$ 2,280

INTERIM FINANCIAL STATEMENTS

7. CAPITAL STOCK

a) Authorized

(I) Unlimited number of common shares; and
(II) 1,000,000 Performance Shares.

b) Issued and Outstanding

	Period from commencement of operation on June 1 to June 30, 2005 Number of Shares	Amount
COMMON SHARES		
Issued on incorporation	1	$ –
Issued pursuant to private placement	4,740,000	8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830	32,845
Issued for cash	4,000,000	26,600
Share issue costs	–	(1,453)
Future tax benefit of issue costs	–	501
Balance, June 30, 2005	26,048,831	$ 67,421
WARRANTS		
Issued pursuant to private placement	4,740,000	$ 1,073
Balance, June 30, 2005	4,740,000	$ 1,073
PERFORMANCE SHARES		
Issued pursuant to private placement	1,000,000	$ 10
Balance, June 30, 2005	1,000,000	$ 10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire June 1, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one-third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each Performance Shares at a redemption price of $0.01 per share. The

INTERIM FINANCIAL STATEMENTS

weighted average fair value of the Performance Shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	Period from commencement of operation on June 1 to June 30, 2005
Basic	22,449,000
Diluted	25,324,000

The reconciling item between the basic and diluted average common shares are outstanding stock options, Performance shares and warrants. Excluded from weighted average common shares are 1,054,400 stock options which are out-of-the-money based on the average trading price for the period.

d) Stock Options

There are 1,054,400 stock options outstanding at June 30, 2005 with an exercise price of $7.18 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire on June 13, 2010.

e) Contributed Surplus

	Period from commencement of operation on June 1 to June 30, 2005
Balance, beginning of period	$ –
Stock based compensation expense	
Stock options	8
Performance shares	30
Balance, June 30, 2005	$ 38

The weighted average fair value of stock options granted during the period from June 1 to June 30, 2005 was $1.83 per option and the weighted average fair value of Performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

8. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

INFORMATION FOR UNIT HOLDERS

READER ADVISORY: *Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairquest Energy Limited ('Fairquest'), contains forward looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairquest could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairquest will derive therefrom. Fairquest disclaims any intention or obligation to update or revise any forward-looking statements,whether as a result of new information, future events or otherwise, BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairquest Energy Limited is a growth oriented, junior gas exploration, development and production company operating exclusively in western Canada. Fairquest's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FQE".*

FAIRQUEST ENERGY LIMITED

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-3216

Email: info@fairquestenergy.com
Website: www.fairquestenergy.com

DIRECTORS

Richard A. Walls
Robert A. Maitland
Donald J. Nelson
Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick

OFFICERS

Richard A. Walls
Robert A. Maitland

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: **FQE**

For further information,
please contact:

Richard A. Walls
President, and Chief Executive Officer

or,

Robert A. Maitland
Vice-President Finance and
Chief Financial Officer

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT A. MAITLAND, Vice-President, Finance and Chief Financial Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited, (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer
Fairquest Energy Limited

G:\057383\0014\Certification of Interim Filings (Maitland).doc

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, RICHARD A WALLS, President and Chief Executive Officer of Fairquest Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited., (the issuer) for the interim period ending June 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: August 8, 2005

Richard A. Walls
President and Chief Executive Officer
Fairquest Energy Limited

PRESS RELEASE

For immediate release
September 14, 2005

Fairquest Updates Activity and Corporate Presentation

Fairquest Energy Limited is pleased to present its most recent corporate presentation, a copy of which can be obtained by visiting the website listed below.

Fairquest will be presenting at the Peters & Co Ltd. North American Oil and Gas Conference on September 14, 2005. This presentation will be Webcast starting at 16:00 ET.

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Calgary Alberta, September 22, 2005

FAIRQUEST ANNOUNCES $23 MILLION BOUGHT DEAL PRIVATE PLACEMENT FINANCING

Fairquest Energy Limited ("Fairquest") is pleased to announce that it has entered into a private placement common share and flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Sprott Securities Inc. and including GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd. and Peters & Co. Limited. Fairquest will issue 1,000,000 common shares and 1,000,000 flow-through common shares at a price of $10.00 per common share and $13.00 per flow-through common share for total gross proceeds of $23 million, pursuant to certain exemptions from prospectus requirements.

The private placement financing is scheduled to close on October 12, 2005 and is subject to customary conditions including regulatory approval.

The proceeds of the financing will be used to expand Fairquest's capital program for the remainder of 2005 and the first quarter of 2006. The $20 million increase in the capital program will be directed to additional development drilling at Columbia/Harlech and new exploration expenditures in the Deep Basin in Alberta. Flow-through expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2005.

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown

risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Fairquest Energy Limited
3400, 450 - 1st Street S.W.
Calgary, AB T2P 5H1

2. Date of Material Change:

September 22, 2005

3. News Release:

A press release dated September 22, 2005 was issued by Fairquest on September 22, 2005 and disseminated through CCNMatthews.

4. Summary of Material Change:

Fairquest Energy Limited ("Fairquest") announced that it has entered into a private placement common share and flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Sprott Securities Inc. and including GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd. and Peters & Co. Limited. Fairquest will issue 1,000,000 common shares and 1,000,000 flow-through common shares at a price of $10.00 per common share and $13.00 per flow-through common share for total gross proceeds of $23 million, pursuant to certain exemptions from prospectus requirements.

5. Full Description of Material Change:

Fairquest announced that it has entered into a private placement common share and flow-through common share financing agreement, on a bought deal basis, with an underwriting syndicate led by Sprott Securities Inc. and including GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd. and Peters & Co. Limited. Fairquest will issue 1,000,000 common shares and 1,000,000 flow-through common shares at a price of $10.00 per common share and $13.00 per flow-through common share for total gross proceeds of $23 million, pursuant to certain exemptions from prospectus requirements.

The private placement financing is scheduled to close on October 12, 2005 and is subject to customary conditions including regulatory approval.

The proceeds of the financing will be used to expand Fairquest's capital program for the remainder of 2005 and the first quarter of 2006. The $20 million increase in the capital program will be directed to additional development drilling at Columbia/Harlech and new exploration expenditures in the Deep Basin in Alberta. Flow-through expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2005.

The common shares offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement. This press release

shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7. Omitted Information:

N/A

8. Executive Officer:

For further information, please contact

Robert A. Maitland
Vice-President, Finance and Chief Financial Officer
Telephone: (403) 290-7755
Fax: (403) 290-7751

9. Date of Report:

September 22, 2005

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR FOR DISSEMINATION IN THE U.S.

PRESS RELEASE

FOR IMMEDIATE RELEASE

Calgary, Alberta
October 12, 2005

FAIRQUEST ENERGY CLOSES $23 MILLION BOUGHT DEAL PRIVATE PLACEMENT

Fairquest Energy Limited ("Fairquest") is pleased to announce that it has closed its previously announced private placement of 1,000,000 common shares and 1,000,000 flow-through common shares at a price of $10.00 per common share and $13.00 per flow-through common share for total gross proceeds of $23 million. The offering was co-led by Sprott Securities Inc. and GMP Securities Ltd. and included Canaccord Capital Corporation, Raymond James Ltd. and Peters & Co. Limited.

The proceeds of the financing will be used to expand Fairquest's capital program for the remainder of 2005 and the first quarter of 2006. The $20 million increase in the capital program will be directed to additional development drilling at Columbia/Harlech and new exploration expenditures in the Deep Basin in Alberta. Flow-through expenditures will be renounced to subscribers for the flow through shares effective on or before December 31, 2005.

Fairquest is a Calgary based, junior oil and natural gas exploration and development company headquartered in Calgary, Alberta, Canada that was created on the reorganization of Fairborne Energy Ltd. completed on June 1, 2005. Its common shares trade on the Toronto Stock Exchange under the symbol "FQE".

The common shares have not been registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to a US person absent registration or an applicable exemption from the registration requirements.

For further information, please contact:

Richard A. Walls
President and Chief Executive Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rwalls@fairquestenergy.com
www.fairquestenergy.com

Robert A. Maitland
Vice President, Finance and Chief Financial Officer
Tel.: (403) 290-7750 Fax.: (403) 290-3216
rmaitland@fairquestenergy.com
www.fairquestenergy.com

Forward Looking Statements - Certain information regarding Fairquest Energy Limited (the "Company") set forth in this document, including management's assessment of the Company's future plans and operations, contains forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond the Company's control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. The Company's actual results, performance or achievement could differ materially from

those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that the Company will derive therefrom.

UNDERWRITING AGREEMENT

Effective September 21, 2005

Fairquest Energy Limited
2900, 605 – 5th Avenue S.W.
Calgary, Alberta
T2P 3H5

Attention: Mr. Richard A. Walls
President and Chief Executive Officer

Re: Issue and Sale of Common Shares and Flow-Through Common Shares

Sprott Securities Inc., GMP Securities Ltd., Canaccord Capital Corporation, Raymond James Ltd. and Peters & Co. Limited (collectively, the "**Underwriters**") understand that Fairquest Energy Limited (the "**Corporation**") proposes to issue and sell, by way of private placement, 1,000,000 common shares of the Corporation ("**Common Shares**") at a price of $10.00 per Common Share and 1,000,000 common shares of the Corporation issued on a "flow-through" basis pursuant to the *Income Tax Act* (Canada) ("**Flow-Through Shares**") at a price of $13.00 per Flow-Through Share for aggregate gross proceeds of $23,000,000, subject to the terms and conditions as set out below (the "**Offering**"). The Flow-Through Shares and the Common Shares offered hereby are collectively referred to as the "**Shares**".

Subject to the terms and conditions hereof, the Underwriters agree to act as, and the Corporation appoints the Underwriters as, the sole and exclusive agents of the Corporation to offer the Common Shares and Flow-Through Shares for sale on the Closing Date in the Selling Jurisdictions on a private placement basis at a price of $10.00 per Common Share and $13.00 per Flow-Through Share and to use their reasonable best efforts to secure subscriptions therefor, provided that, in the event that less than 1,000,000 Common Shares and 1,000,000 Flow-Through Shares are sold by the Underwriters as agents, the Underwriters hereby severally and not jointly, agree to purchase the Common Shares and Flow-Through Shares from the Corporation in the respective percentages, and on the terms, provided for in Section 19, and the Corporation hereby agrees to issue and sell to the Underwriters, subject to Section 19, on the Closing Date, at a price of $10.00 per Common Share and $13.00 per Flow-Through Share, that number of Common Shares and Flow-Through Shares that, together with such shares sold by the Underwriters as agents, aggregates 1,000,000 Common Shares and 1,000,000 Flow-Through Shares.

The Shares will be issued and sold pursuant to exemptions under Applicable Securities Laws (as hereinafter defined) in the Selling Jurisdictions (as hereinafter defined) including, in the case of the Common Shares, to Institutional Accredited Investors (as hereinafter defined) and Qualified Institutional Buyers (as hereinafter defined) in the United States in accordance with the provisions hereof. With respect to Common Shares to be sold in the United States pursuant to Rule 144A (as hereinafter defined), the Underwriters or Sprott Securities (U.S.A.) Limited (the "**Underwriter Affiliate**") will purchase such Common Shares from the Corporation for resale in compliance with Rule 144A.

In connection with the offering and sale of the Shares, the Underwriters shall be entitled to retain as sub-agents other registered securities dealers and may receive (for delivery to the Corporation at the Closing Time) subscriptions for Shares from other registered securities dealers. The fee payable to such sub-agents shall be for the account of the Underwriters and shall not exceed the fee payable to the Underwriters hereunder. The Underwriters shall, however, be under no obligation to engage any sub-agent.

In consideration for its services hereunder, the Underwriters shall be entitled to the fee provided for in Section 9. That fee shall be payable at the Closing Time upon the closing of the sale of the Shares. For greater certainty, the services provided by the Underwriters pursuant to this Agreement will not be subject to the Goods and Services Tax provided for in the *Excise Tax Act* (Canada) and taxable supplies will be incidental to the exempt financial services provided.

The following are the further terms and conditions of this Agreement:

Section 1 Definitions

As used in this Agreement, including the paragraphs prior to this definitional section and any amendments hereto, unless the context otherwise requires:

(a) "**ABCA**" means the *Business Corporations Act* (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated thereunder;

(b) "**Agreement**" means this agreement and not any particular Article or Section or other portion except as may be specified, and words such as "**hereto**", "**herein**" and "**hereby**" refer to this Agreement as the context requires;

(c) "**Applicable Securities Laws**" includes, without limitation, all applicable securities and corporate laws, rules, regulations, instruments, notices, blanket orders, decision documents, statements, circulars, procedures and policies in the Selling Jurisdictions including, without limitation, the policies and by-laws of the Exchange;

(d) "**Arrangement**" means the arrangement under the provisions of Section 193 of the ABCA involving certain entities including the Corporation, Fairborne and the Trust, on the terms and conditions set forth in the Plan of Arrangement pursuant to which, *inter-alia*, Fairborne was reorganized into the Trust and the Corporation;

(e) "**Arrangement Agreement**" means the agreement dated effective April 25, 2005 among certain entities including the Corporation, Fairborne and the Trust respecting the Arrangement, and includes any amendment thereto or agreement or instrument supplementary or auxiliary thereto;

(f) "**business day**" means a day which is not Saturday, Sunday or a legal holiday in Calgary, Alberta;

(g) "**Canadian Development Expense**" or "**CDE**" means Canadian development expense described in paragraph (a) or (b) of the definition of "Canadian development expense" in subsection 66.2(5) of the Tax Act, or that would be

described in paragraph (f) thereof if the reference therein to "any of paragraphs (a) to (e)" was a reference to "paragraph (a) or (b)" excluding amounts which are "Canadian exploration and development overhead expenses" as defined in Regulation 1206(1) of the Tax Act, the amount of any assistance described in paragraphs 66(12.62)(a) or 66 (12.601)(c) of the Tax Act;

(h) "**Canadian Exploration Expense(s)**" or "**CEE**" means Canadian exploration expense described in paragraph (a) or (d) of the definition of "Canadian exploration expense" in subsection 66.1(6) of the Tax Act or that would be described in paragraph (h) of such definition if the reference therein to "paragraphs (a) to (d) and (f) to (g.1)" were a reference to "paragraphs (a) and (d)", excluding amounts which are prescribed to constitute "Canadian exploration and development overhead expense" under the Tax Act, the amount of any assistance described in paragraph 66(12.6)(a) of the Tax Act and any expense described in paragraph 66(12.6)(b.1) of the Tax Act;

(i) "**Closing Date**" means October 12, 2005, or such other date or dates as the Underwriters and the Corporation may agree in writing;

(j) "**Closing Time**" means 10:00 a.m. (Calgary time), or such other time on the Closing Date as the Underwriters and the Corporation may agree;

(k) "**Commitment Amount**" means $13.30 multiplied by the number of Flow-Through Shares subscribed and paid for pursuant to the Offering, being an aggregate of up to $13,300,000;

(l) "**Common Share Subscriber**" means a person resident in the Selling Jurisdictions who subscribes for Common Shares;

(m) "**Common Share Subscription Agreements**" means the agreements to be entered into at closing between the Corporation and each of the Common Share Subscribers setting out the contractual relationship between the Corporation and the Common Share Subscribers, in form and substance satisfactory to the Corporation and the Underwriters;

(n) "**common shares**" means the voting common shares in the capital of the Corporation and, where appropriate in the context, includes the Common Shares and the Flow-Through Shares;

(o) "**Corporation**" means Fairquest Energy Limited, a corporation duly incorporated pursuant to the provisions of the ABCA;

(p) "**Corporation's counsel**" means Burnet, Duckworth & Palmer LLP, or such other legal counsel as the Corporation, with the consent of the Underwriters, may appoint;

(q) "**Directed Selling Efforts**" means "direct selling efforts" as that term is defined in Rule 902 of Regulation S. Without limiting the foregoing, but for greater clarity, such term means, subject to the exclusions from the definition of "directed selling efforts" contained in Regulation S, any activity undertaken for the purpose of, or

that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Shares, and includes, without limitation, the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of the Shares;

(r) "**Documents**" means, collectively:

(i) the Fairquest Assets Financial Statements;

(ii) the Financial Statements;

(iii) the Pro Forma Financial Statements;

(iv) the following section of the Information Circular: "Appendix H - Information Concerning Fairquest Energy Limited";

(v) the material change reports of the Corporation subsequent to May 31, 2005; and

(vi) the press releases of the Corporation subsequent to May 31, 2005;

(s) "**Exchange**" means The Toronto Stock Exchange or any successor thereto;

(t) "**Expenditure Period**" means the period commencing on the Closing Date and ending on the earlier of:

(i) the date on which the Commitment Amount has been fully expended in accordance with the terms of the Flow-Through Subscription Agreements; and

(ii) December 31, 2006;

(u) "**Fairborne**" means Fairborne Energy Ltd., a corporation amalgamated pursuant to the ABCA;

(v) "**Fairquest Assets**" means the assets transferred to the Corporation pursuant to the Arrangement;

(w) "**Fairquest Assets Financial Statements**" means the audited statement of net operating revenue of the Fairquest Assets for the years ended December 31, 2004, 2003 and 2002, including the notes thereto, as contained in Schedule B to Appendix H of the Information Circular;

(x) "**Financial Statements**" means the unaudited interim financial statements of the Corporation for the period from commencement of operations on June 1, 2005 to June 30, 2005 including management's discussion and analysis of the Corporation's financial condition and results of operations related thereto;

(y) "**Flow-Through Subscriber**" means a person resident in the Selling Jurisdictions who subscribes for Flow-Through Shares;

(z) **"Flow-Through Subscription Agreements"** means the subscription and renunciation agreements to be entered into at closing between the Corporation and each of the Flow-Through Subscribers setting out the contractual relationship between the Corporation and the Flow-Through Subscribers, in form and substance satisfactory to the Corporation and the Underwriters;

(aa) **"Foreign Issuer"** means foreign issuer as that term is defined in Rule 902 of Regulation S;

(bb) **"Indemnified Persons"** means the Underwriters and the directors, officers, shareholders and employees of the Underwriters and affiliates of the Underwriters;

(cc) **"Information Circular"** means the information circular and proxy statement of Fairborne dated April 27, 2005 with respect to the annual and special meeting of securityholders of Fairborne held on May 26, 2005 to consider, among other things, the Arrangement;

(dd) **"Institutional Accredited Investors"** means institutions that are "accredited investors" within the meaning of Rules 50(a)(1), (a)(2), (a)(3) or (a)(7) under the U.S. Securities Act;

(ee) **"Plan of Arrangement"** means the plan of arrangement which is annexed to the Arrangement Agreement as Exhibit 1, as amended or supplemented from time to time in accordance with the Arrangement Agreement;

(ff) **"Pro Forma Financial Statements"** means the unaudited pro forma balance sheet of the Corporation as at December 31, 2004 and the unaudited pro forma statement of operations of the Corporation for the year ended December 31, 2004, together with the compilation report thereon and notes thereto, all as contained in Schedule A to Appendix H of the Information Circular;

(gg) **"Public Record"** means all information filed by or on behalf of the Corporation with the Securities Commissions, including, without limitation, the Documents and any other information filed with any Securities Commission in compliance, or intended compliance, with any Applicable Securities Laws;

(hh) **"Qualified Institutional Buyer"** means a "qualified institutional buyer" as defined in Rule 144A;

(ii) **"Qualifying CDE"** means an amount of CDE incurred by the Corporation which is eligible to be renounced as CEE pursuant to subsection 66(12.601) of the *Tax Act*;

(jj) **"Qualifying Expenditures"** means expenses that are CEE or Qualifying CDE at the date they are incurred to the extent permitted to be renounced to the Flow-Through Subscribers under the Flow-Through Subscription Agreements;

(kk) **"Regulation D"** means Regulation D adopted by the SEC under the U.S. Securities Act;

(ll) "**Regulation S**" means Regulation S adopted by the SEC under the U.S. Securities Act;

(mm) "**Rule 144A**" means Rule 144A adopted by the SEC under the U.S. Securities Act;

(nn) "**SEC**" means the United States Securities and Exchange Commission;

(oo) "**Section 4(2)**" means Section 4(2) of the U.S. Securities Act;

(pp) "**Securities Commissions**" means, collectively, the securities commissions or similar regulatory authorities in each of the Selling Jurisdictions in Canada and "**Securities Commission**" means any of them;

(qq) "**Selling Dealer Group**" means the dealers and brokers, other than the Underwriters, who participate in the offer and sale of the Shares pursuant to this Agreement;

(rr) "**Selling Jurisdictions**" means the Provinces of British Columbia, Alberta and Ontario and any state of the United States of America, such other provinces of Canada and jurisdictions outside of Canada as may be agreed by the Underwriters and the Corporation prior to the Closing Date as evidenced by the Corporation's acceptance of a Subscription Agreement with respect thereto;

(ss) "**Subscriber**" means a Common Share Subscriber or Flow-Through Subscriber, as applicable, and "**Subscribers**" means, collectively, the Common Share Subscribers and the Flow-Through Subscribers;

(tt) "**Subscription Agreements**" means, collectively, the Common Share Subscription Agreements and the Flow-Through Subscription Agreements;

(uu) "**Subsidiary**" means a subsidiary in respect of the Corporation within the meaning of the ABCA;

(vv) "**Substantial U.S. Market Interest**" means substantial U.S. market interest as that term is defined in Rule 902 of Regulation S;

(ww) "**Swaps**" means any transaction which is a rate swap transaction, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap, equity or equity index option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, forward sale, exchange traded futures contract or any other similar transaction (including any option with respect to any of these transactions or any combination of these transactions);

(xx) "***Tax Act***" means the *Income Tax Act* (Canada), together with any and all regulations promulgated thereunder, as amended from time to time;

(yy) "**Trust**" means Fairborne Energy Trust, a trust established under the laws of Alberta;

(zz) "**Trustee**" means Computershare Trust Company of Canada in its capacity as registrar and transfer agent for the common shares;

(aaa) "**Underwriter Affiliate**" means Sprott Securities (U.S.A.) Limited;

(bbb) "**Underwriters' counsel**" means Blake, Cassels & Graydon LLP, or such other legal counsel as the Underwriters, with the consent of the Corporation, may retain;

(ccc) "**United States**" means the United States of America, its territories and possessions, any State of the United States, and the District of Columbia;

(ddd) "**U.S. Exchange Act**" means the United States Securities Exchange Act of 1934, as amended;

(eee) "**U.S. Securities Act**" means the *United States Securities Act of 1933*, as amended; and

"**misrepresentation**", "**material change**" and "**material fact**" shall have the meanings ascribed thereto under the Applicable Securities Laws of the Selling Jurisdictions; "**distribution**" means "distribution" or "distribution to the public", as the case may be, as defined under the Applicable Securities Laws of the Selling Jurisdictions; and "**distribute**" has a corresponding meaning. In this Agreement, words importing the singular include the plural and words importing gender include all genders.

Section 2 Corporation's Covenants as to Issuance

The Corporation agrees:

(a) that the Shares will be duly and validly authorized and issued;

(b) to comply with all covenants of the Corporation set forth in this Agreement and the Subscription Agreements and to duly, punctually and faithfully perform all the obligations to be performed by it under this Agreement and the Subscription Agreements;

(c) to deliver to the Underwriters as many copies of the Documents as the Underwriters may reasonably request and such delivery shall constitute the Corporation's authorization of the Underwriters to use the Documents in connection with the offering of the Shares for sale in the Selling Jurisdictions;

(d) as soon as reasonably possible, and in any event by the Closing Date, to take all such steps as may reasonably be necessary to enable the Shares to be offered for sale and sold on a private placement basis in the Selling Jurisdictions through the Underwriters or any other investment dealers or brokers registered in any of the Selling Jurisdictions by way of the exemptions under Applicable Securities Laws of the Selling Jurisdictions as contemplated hereby; and

(e) prior to the Closing Date, to allow the Underwriters to conduct all due diligence which the Underwriters may reasonably require in order to: (i) confirm the Public Record is accurate, current and complete in all material respects; and (ii) fulfill the Underwriters' obligations as agents, and will provide to the Underwriters and their counsel and consultants reasonable access to the Corporation's properties, senior management personnel and corporate, financial and other records for the purposes of conducting such due diligence reviews. Without limiting the generality of the foregoing, the Corporation shall make available its directors, senior management, auditors and independent engineers to answer any questions which the Underwriters may have and to participate in one or more due diligence sessions to be held prior to the Closing Time (collectively, the "**Due Diligence Session**"). The Underwriters shall distribute a list of written questions to be answered in advance of such Due Diligence Session and the Corporation shall provide written responses to such questions and shall use its best efforts to have its auditors and independent engineers provide written responses to such questions in advance of the Due Diligence Session. The Underwriters shall have the option to terminate this Agreement pursuant to Section 12(f).

Section 3 Corporation's Covenants as to Changes

The Corporation agrees that:

(a) during the period commencing with the date hereof until completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any material change (actual, anticipated or threatened) in the assets, liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation;

(ii) any change in any material fact contained or referred to in the Public Record;

(iii) the occurrence of a material fact or event which, in any such case, is, or may be, of such a nature as to: (A) render any part of the Public Record untrue, false or misleading in a material respect; (B) result in a misrepresentation in any part of the Public Record; or (C) result in any part of the Public Record not complying with Applicable Securities Laws; or

(iv) the discovery by the Corporation of any misrepresentation in any part of the Public Record or in any information regarding the Corporation previously provided to the Underwriters by the Corporation;

provided that if there may be any reasonable doubt as to whether a material change, change in material fact, occurrence or event of the nature referred to in this subsection has occurred, the Corporation shall promptly inform the Underwriters of the full particulars of the occurrence giving rise to the uncertainty

and shall consult with the Underwriters as to whether the occurrence is of such nature;

(b) during the period commencing with the date hereof until the completion of the distribution of the Shares, the Corporation will promptly inform the Underwriters of the full particulars of:

(i) any request of any Securities Commission or other securities commission or similar regulatory authority for any amendment to any part of the Public Record or for any additional information which may be material to the distribution of the Shares;

(ii) the issuance by any Securities Commission or other securities commission or similar regulatory authority, the Exchange or by any other competent authority of any order to cease or suspend trading of any securities of the Corporation (including the Shares) or of the institution or threat of institution of any proceedings for that purpose; or

(iii) the receipt by the Corporation of any communication from any Securities Commission or other securities commission or similar regulatory authority, the Exchange or any other competent authority relating to any part of the Public Record or the distribution of the Shares;

and except as otherwise agreed by the Underwriters, the Corporation will use its best efforts to prevent the issuance of any such cease trading order or suspension order and, if issued, to obtain the withdrawal thereof as soon as possible;

(c) during the period commencing on the date hereof until the completion of the distribution of the Shares, the Corporation will promptly provide to the Underwriters, for review by the Underwriters and the Underwriters' counsel, prior to the publication, filing or issuance thereof:

(i) any proposed document, including without limitation, any annual information form, material change report, financial statement, business acquisition report or information circular, which is or may be deemed to be part of the Public Record; or

(ii) any press release (subject to the Corporation's obligations under Applicable Securities Laws to make timely disclosure of material information); and

(d) the Corporation shall promptly comply, to the reasonable satisfaction of the Underwriters and the Underwriters' counsel, with all applicable filing and other requirements under Applicable Securities Laws of the Selling Jurisdictions with respect to any material change, change, occurrence or event of the nature referred to or contemplated in Section 3(a) or Section 3(b) and the Corporation will prepare and file promptly at the Underwriters' request, acting reasonably, any amendment to any part of the Public Record and take such other steps, which in the Underwriters' opinion may be necessary or advisable to comply with Applicable Securities Laws and the Corporation shall consult with the

Underwriters with respect to the form and content of any amendment to any part of the Public Record proposed to be filed by the Corporation and shall provide an opportunity for the prior review and approval thereof by the Underwriters, acting reasonably, prior to the filing of any such amendment.

Section 4 Corporation's Other Covenants

The Corporation agrees that:

(a) the Corporation shall not take any action that would prevent the Corporation and the Underwriters from relying on the exemptions from the prospectus requirements of Applicable Securities Laws as contemplated by the Subscription Agreements;

(b) the Corporation will use the proceeds from the issuance and sale of the Common Shares to fund a portion of the Corporation's capital program and for general corporate purposes and will use the gross proceeds from the issuance and sale of the Flow-Through Shares to incur Qualifying Expenditures in connection with the Corporation's oil and natural gas exploration program;

(c) the Corporation will allow the Underwriters and the Underwriters' counsel to participate fully in the preparation of the Subscription Agreements;

(d) the Corporation will make available its senior management persons to meet with potential investors if so requested by the Underwriters;

(e) the Corporation will use its commercial best efforts to obtain all necessary approvals of the Exchange for the listing and posting of the Shares for trading on the Exchange, subject only to the filing of required documents which cannot reasonably be filed until after the Closing Time;

(f) the Corporation shall use its best efforts to maintain its (or any successors') status as a reporting issuer not in default of any Applicable Securities Laws until 90 days after 120 days after the Closing Date in the Selling Jurisdictions in which it is or in which it becomes a reporting issuer;

(g) the Corporation will carry on its business in a prudent manner in accordance with industry standards and good business practice and will keep or cause to be kept proper books of accounts in accordance with applicable law; and

(h) the Corporation will not, from the date hereof until that date that is 120 days following the Closing Date, directly or indirectly, sell, or offer to sell, or announce the offering of, or enter into or make any agreement or understanding, or announce the making or entry into of any agreement or understanding, to issue, sell or exchange any common shares or securities exchangeable or convertible into common shares without the prior written consent of Sprott Securities Inc., not to be unreasonably withheld, provided that notwithstanding the foregoing the Corporation may: (i) grant stock options under the Corporation's existing stock option plan (not in excess of the number of options allowable under the rules of

the Exchange); and (ii) issue common shares to the holders thereof or to the holders of other stock options or other convertible securities or instruments of the Corporation existing at the date hereof.

Section 5 Underwriters' Covenants

Each of the Underwriters covenants and agrees with the Corporation that it will:

(a) conduct its activities in connection with the proposed offer and sale of the Shares in compliance with all Applicable Securities Laws in the Selling Jurisdictions and cause a similar covenant to be contained in any agreement entered into with any Selling Dealer Group established in connection with the distribution of the Shares;

(b) not solicit subscriptions for Shares, trade in Shares or otherwise do any act in furtherance of a trade of Shares outside of the Selling Jurisdictions except in any other jurisdiction in compliance with the applicable laws thereof and provided that the Underwriters may so solicit, trade or act within such jurisdiction only if such solicitation, trade or act is in compliance with Applicable Securities Laws in such jurisdiction and does not: (i) obligate the Corporation to take any action to qualify any of its securities or any trade of any of its securities; (ii) obligate the Corporation to establish or maintain any office or director or officer in such jurisdiction; or (iii) subject the Corporation to any reporting or other requirement in such jurisdiction;

(c) obtain from each Common Share Subscriber or Flow-Through Share Subscriber, as applicable, an executed Common Share Subscription Agreement or Flow-Through Subscription Agreement, as applicable, and all applicable undertakings, questionnaires and other forms required under Applicable Securities Laws of the Selling Jurisdictions or requirements of the Exchange and supplied to the Underwriters by the Corporation for completion in connection with the distribution of the Shares; and

(d) not advertise the proposed offering or sale of the Shares in printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, nor provide or make available to prospective purchasers of Shares any document or material which would constitute an offering memorandum as defined under Applicable Securities Laws in the Selling Jurisdictions.

Section 6 Representations and Warranties of the Corporation

The Corporation represents and warrants to the Underwriters, and acknowledges that each of the Underwriters are relying upon such representations and warranties, as follows:

(a) the Corporation has been duly incorporated and is validly existing under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business, as now conducted and as presently proposed to be conducted by it, and to own its properties and assets;

(b) the Corporation is qualified to carry on business under the laws of each jurisdiction in which it carries on a material portion of its business;

(c) the Corporation has conducted and is conducting and will conduct its business in compliance in all material respects with all applicable laws, rules and regulations and, in particular, all applicable licensing and environmental legislation, regulations or by-laws or other lawful requirements of any governmental or regulatory bodies applicable to it of each jurisdiction in which it carries on a material portion of its business and holds all licences, registrations and qualifications in all jurisdictions in which it carries on a material portion of its business which are necessary or desirable to carry on the business of the Corporation as now conducted and as presently proposed to be conducted, except where the failure to so conduct its business or to hold such licences, registrations or qualifications would not have a material adverse effect on the Corporation, all such licences, registrations or qualifications are valid and existing and in good standing and none of such licences, registrations or qualifications contains any burdensome term, provision, condition or limitation which has or is likely to have any material adverse effect on the business of the Corporation as now conducted or as proposed to be conducted, and the Corporation is not aware of any legislation, regulation, rule or lawful requirements presently in force or proposed to be brought into force which the Corporation anticipates the Corporation will be unable to comply with without materially adversely affecting the Corporation;

(d) the Corporation does not have any Subsidiaries, the Corporation is not "affiliated" with or a "holding corporation" of any other body corporate (within the meaning of those terms in the ABCA), nor is it a partner of any partnerships (other than participating in industry partnerships in the ordinary course of business) or limited partnerships, and the Corporation has no material shareholdings in any other corporation or business organization;

(e) the minute books of the Corporation contain true and correct copies of all the constating documents of the Corporation and contain copies of all minutes of all meetings (to the extent such minutes have been reviewed and approved by the board of directors of the Corporation, drafts of any such unapproved minutes, having been provided to the Underwriters' counsel) and all consent resolutions of the directors, committees of directors and shareholders of the Corporation and all such meetings were duly called and properly held and all consent resolutions were properly adopted;

(f) the books of account and other records of the Corporation, whether of a financial or accounting nature or otherwise, have been maintained in accordance with prudent business practices;

(g) the Corporation has duly and timely filed, in proper form, returns in respect of taxes under the *Income Tax Act* (Canada), the income tax legislation of any province of Canada or any foreign country having jurisdiction over affairs of the Corporation, the *Freehold Mineral Rights Tax Act* (Alberta) and similar legislation of other provinces having jurisdiction over the affairs of the Corporation for all periods in respect of which such filings have heretofore been

required, if any, and all taxes shown thereon, if any, have been paid or accrued on the books of the Corporation and there are no outstanding agreements or waivers extending the statutory period of limitations applicable to any federal, provincial or other income tax return for any period, and all payments by the Corporation to any non-resident of Canada have been made in accordance with applicable legislation in respect of withholding tax; to the knowledge of the Corporation, there are no assessments or reassessments respecting the Corporation pursuant to which there are amounts owing or discussions in respect thereof with any taxing authority and the Corporation has withheld from each payment made to any of its officers, directors, former directors and employees the amount of all taxes (including, without limitation, income tax) and other deductions required to be withheld therefrom and has paid the same to the proper tax or other authority within the time required under any applicable tax legislation;

(h) all filings made by the Corporation under which the Corporation has received or is entitled to government incentives, have been made in accordance, in all material respects, with all applicable legislation and contain no misrepresentations of material fact or omit to state any material fact which could cause any amount previously paid to the Corporation or previously accrued on the accounts thereof to be recovered or disallowed;

(i) except to the extent that any violation or other matter referred to in this subparagraph does not have a material adverse effect on the business, financial condition, assets, properties, liabilities or operations of the Corporation:

(i) the Corporation is not in violation of any applicable federal, provincial, state, municipal or local laws, regulations, orders, government decrees or ordinances with respect to environmental, health or safety matters (collectively, "**Environmental Laws**");

(ii) the Corporation has operated its business at all times and has received, handled, used, stored, treated, shipped and disposed of all contaminants without violation of Environmental Laws;

(iii) except as have been disclosed in writing to the Underwriters, there have been no spills, releases, deposits or discharges of hazardous or toxic substances, contaminants or wastes into the earth, air or into any body of water or any municipal or other sewer or drain water systems by the Corporation that have not been remedied;

(iv) no orders, directions or notices have been issued and remain outstanding pursuant to any Environmental Laws relating to the business or assets of the Corporation;

(v) the Corporation has not failed to report to the proper federal, provincial, municipal or other political subdivision, government, department, commission, board, bureau, agency or instrumentality, domestic or foreign ("**Government Authority**") the occurrence of any event which is required to be so reported by any Environmental Law; and

(vi) the Corporation holds all licences, permits and approvals required under any Environmental Laws in connection with the operation of its business and the ownership and use of its assets, all such licences, permits and approvals are in full force and effect, and except for (A) notifications and conditions of general application to assets of the type owned by the Corporation, and (B) notifications relating to reclamation obligations under the *Environmental Protection and Enhancement Act* (Alberta), and the Corporation has not received any notification pursuant to any Environmental Laws that any work, repairs, constructions or capital expenditures are required to be made by it as a condition of continued compliance with any Environmental Laws, or any licence, permit or approval issued pursuant thereto, or that any licence, permit or approval referred to above is about to be reviewed, made subject to limitation or conditions, revoked, withdrawn or terminated;

(j) any and all operations of the Corporation and, to the knowledge of the Corporation, any and all operations by third parties, on or in respect of the assets and properties of the Corporation, have been conducted in accordance with good oil and gas industry practices and in material compliance with applicable laws, rules, regulations, orders and directions of governmental and other competent authorities;

(k) in respect of the assets and properties of the Corporation that are operated by it, if any, the Corporation holds all valid licences, permits and similar rights and privileges that are required and necessary under applicable law to operate the assets and properties of the Corporation as presently operated;

(l) the Corporation has full corporate capacity, power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein (including, without limitation, to create, issue and sell the Shares and renounce to the Flow-Through Subscribers Qualifying Expenditures in an amount equal to the Commitment Amount), and this Agreement has been, and the Subscription Agreements will be, on the Closing Date duly authorized, executed and delivered by the Corporation and this Agreement is, and the Subscription Agreements will on the Closing Date be, legal, valid and binding obligations of the Corporation enforceable against the Corporation in accordance with their terms subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

(m) at the Closing Date the Shares will be duly and validly created, authorized, allotted and reserved for issuance and will be issued as fully paid and non-assessable common shares in the capital of the Corporation;

(n) the Corporation is not in default or breach of, and the execution and delivery of, and the performance of and compliance with the terms of, this Agreement or the Subscription Agreements by the Corporation or any of the transactions contemplated hereby or thereby, does not and will not result in any breach of, or constitute a default under, and does not and will not create a state of facts which, after notice or lapse of time or both, would result in a breach of or constitute a

default under, any term or provision of the articles, by-laws or resolutions of shareholders or directors of the Corporation, or any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound, or any law, judgment, decree, order, statute, rule or regulation applicable to the Corporation which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise) of the Corporation or its properties or assets or would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Subscription Agreements;

(o) there has not been any material change in the assets, liabilities or obligations (absolute, accrued, contingent or otherwise) of the Corporation from the position set forth in the Documents (other than as have been publicly and generally disclosed), and there has not been any material adverse change in the capital, assets (including oil, natural gas and natural gas liquids reserves and information or data relating to the estimated value of such reserves), liabilities (absolute, accrued, contingent or otherwise), business, operations, capital or condition (financial or otherwise) of the Corporation or with respect to the Fairquest Assets since December 31, 2004 and since that date there have been no material facts, transactions, events or occurrences which, to the knowledge of the Corporation, could materially adversely affect the capital, assets, liabilities (absolute, accrued, contingent or otherwise), business, operations or condition (financial or otherwise) or results of the operations of the Corporation on a consolidated basis which have not been disclosed in the Documents or in writing to the Underwriters;

(p) the Fairquest Assets Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada consistently applied, the revenues, royalties and expenses attributable to the Fairquest Assets and the other information purported to be shown therein of the Fairquest Assets for the periods then ended and include all adjustments necessary for a fair presentation;

(q) the Financial Statements fairly present, in all material respects and in accordance with generally accepted accounting principles in Canada, consistently applied, the financial position and condition, the results of the operations, cash flows and other information purported to be shown therein of the Corporation as at the dates thereof and for the periods then ended and reflect all assets, liabilities and obligations (absolute, accrued, contingent or otherwise) of the Corporation as at the dates thereof required to be disclosed in accordance with generally accepted accounting principles in Canada, and include all adjustments necessary for a fair presentation;

(r) there has not been any reportable disagreement (within the meaning of Section 4.11 of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Corporation;

(s) the Corporation is not a party to or bound by any agreement of guarantee, indemnification (other than an indemnification of directors and officers in accordance with the by-laws of the Corporation and applicable laws, indemnification agreements or covenants that are entered into arising in the ordinary course of business, including operating and similar agreements, indemnification and contribution provisions in agency and underwriting agreements and in transfer agency agreements) or any other like commitment of the obligations, liabilities (contingent or otherwise) or indebtedness of any other person;

(t) the Corporation does not have any loans or other indebtedness outstanding which have been made to or from any of its shareholders, officers, directors or employees or any other person not dealing at arm's length with the Corporation that are currently outstanding;

(u) there are no actions, suits, proceedings or inquiries in existence or, to the knowledge of the Corporation, pending or threatened against or affecting the Corporation at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, board, bureau, agency or instrumentality which in any way materially adversely affects, or may in any way materially adversely affect, the business, operations, capital or condition (financial or otherwise) or assets of the Corporation or which affects or may affect the distribution of the Shares or which would impair the ability of the Corporation to consummate the transactions contemplated hereby or to duly observe and perform any of its covenants or obligations contained in this Agreement or the Subscription Agreements and the Corporation is not aware of any existing ground on which such action, suit, proceeding or inquiry might by commenced with any reasonable likelihood of success;

(v) the information and statements set forth in the Public Record and the Documents, were true, correct, and complete and did not contain any misrepresentation, as of the date of such information or statement, and were prepared in accordance with and complied with Applicable Securities Laws and the Corporation has not filed any confidential material change reports still maintained on a confidential basis;

(w) the authorized capital of the Corporation consists of an unlimited number of Common Shares and 1,000,000 performance shares ("Performance Shares") of which 26,048,831 Common Shares and 1,000,000 Performance Shares are currently issued and outstanding, each of which shares is validly issued, fully paid and non-assessable, and an unlimited number of first preferred shares, issuable in series, of which none are currently issued or outstanding;

(x) no person, firm, corporation or other entity holds any securities convertible or exchangeable into securities of the Corporation or has any agreement, warrant, option, right or privilege (whether pre-emptive or contractual) being or capable of becoming an agreement, warrant, option or right (whether or not on condition(s)) for the purchase or other acquisition of any unissued securities of the Corporation except: (i) as disclosed in the Public Record; (ii) 1,188,400 Common Shares subject to options granted by the Corporation pursuant to its stock option plan;

(iii) 4,740,000 Common Shares subject to warrants issued by the Corporation; and (iv) Common Shares issuable pursuant to the conversion of Performance Shares;

(y) Computershare Trust Company of Canada, at its principal offices in the cities of Calgary and Toronto, has been duly appointed registrar and transfer agent of the common shares;

(z) no Securities Commission, other securities commission or similar regulatory authority, the Exchange or other exchange in Canada or the United States has issued any order which is currently outstanding preventing or suspending trading in any securities of the Corporation, no such proceeding is, to the knowledge of the Corporation, pending, contemplated or threatened and the Corporation is not in default of any material requirement of Applicable Securities Laws of the Selling Jurisdictions;

(aa) the issued and outstanding common shares are listed and posted for trading on the Exchange and the Corporation is in material compliance with the by-laws, rules and regulations of the Exchange;

(bb) the Corporation is a "reporting issuer" in each of the Provinces of British Columbia, Alberta, Ontario, Quebec and New Brunswick within the meaning of the Applicable Securities Laws in such provinces and is not in default of any material requirement of Applicable Securities Laws;

(cc) to the knowledge of the Corporation, no insider of the Corporation has a present intention to sell any securities of the Corporation held by it;

(dd) no authorization, approval or consent of any court or governmental authority or agency is required to be obtained by the Corporation in connection with the sale and delivery of the Shares, except as contemplated hereby;

(ee) other than as provided for in this Agreement, the Corporation has not incurred any obligation or liability, contingent or otherwise, or brokerage fees, finder's fees, underwriter's or agent's commission or other similar forms of compensation with respect to the transactions contemplated hereby;

(ff) the form and terms of definitive certificates representing the common shares have been duly approved and adopted by the Corporation and comply with all legal requirements relating thereto;

(gg) to the knowledge of the Corporation, Fairborne made available to Gilbert Laustsen Jung Associates Ltd. ("**GLJ**"), prior to the issuance of the report dated February 14, 2005 and effective December 31, 2004 with respect to the Corporation's crude oil, natural gas and natural gas liquids reserves attributable to the Fairquest Assets (the "**GLJ Report**"), for the purpose of preparing the GLJ Report, all information requested by GLJ, which information did not contain any material misrepresentation. The Corporation has no knowledge of a material adverse change in any information in respect of the Fairquest Assets provided to GLJ since the date that such information was so provided. The Corporation believes that the excerpt of the GLJ Report in respect of the Fairquest Assets

reasonably presents the quantity and pre-tax present worth values of oil and gas reserves of the Corporation as at December 31, 2004 based upon information available at the time the GLJ Report was prepared and the assumptions as to commodity prices and costs contained therein and the Corporation believes that at the date of such report it did not (and as of the date hereof, except as may be attributable to production since the date of such report does not) overstate the aggregate quantity or pre-tax present worth values of such reserves;

(hh) although it does not warrant title, the Corporation does not have reason to believe that the Corporation does not have title to or the right to produce and sell its petroleum, natural gas and related hydrocarbons (for the purpose of this clause, the foregoing are referred to as the "**Interest**") and does represent and warrant that the Interest is free and clear of adverse claims created by, through or under the Corporation except as disclosed in the Public Record or those arising in the ordinary course of business, and that, to its knowledge, the Corporation holds its Interest under valid and subsisting leases, licenses, permits, concessions, concession agreements, contracts, subleases, reservations or other agreements except where the failure to so hold its Interest would not have a material adverse effect on the Corporation;

(ii) to the knowledge of the Corporation, none of its directors or officers are now, or ever have been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed on a particular stock exchange;

(jj) the Pro Forma Financial Statements have been prepared and presented in accordance with Canadian generally accepted accounting principles, consistently applied, and in accordance with Applicable Securities Laws, and include all adjustments necessary for a fair presentation; the assumptions contained in the Pro Forma Financial Statements were suitably supported and reasonable in the circumstances and consistent with the financial results of the Corporation, and such statements provide a reasonable basis for the compilation of the Pro Forma Financial Statements and the Pro Forma Financial Statements accurately reflect such assumptions;

(kk) the representations and warranties made by the Corporation in the Subscription Agreements are, or will be, true and correct as of the date at which they are made;

(ll) the Corporation has taken or will take prior to the Closing Date all such steps as may be necessary to comply with such requirements of Applicable Securities Laws such that the Shares may, in accordance with Applicable Securities Laws, be offered for sale and sold on a private placement basis to the public in the Selling Jurisdictions through the Underwriters or any other investment dealers or brokers registered in any of the Selling Jurisdictions and complying with Applicable Securities Laws by way of the exemptions to the prospectus requirements;

(mm) other than as set forth in Schedule C hereto, there are no material contracts or agreements to which the Corporation is a party or by which any one of them is

bound. For the purposes of this subparagraph, any contract or agreement pursuant to which the Corporation will, or may reasonably be expected to, result in a requirement to expend more than an aggregate of $1,000,000 or receive or be entitled to receive revenue of more than $1,000,000 in either case in the next 12 months, or is out of the ordinary course of business of the Corporation, shall be considered to be material;

(nn) except as set forth in Schedule D hereto, the Corporation is not a party to any contracts of employment which may not be terminated on one month's notice or which provide for payments occurring on a change of control of the Corporation;

(oo) Schedule E hereto sets forth all of the Swaps that the Corporation currently has outstanding, together with the details thereof;

(pp) the Corporation does not have in place a shareholder rights protection plan;

(qq) to its knowledge, neither the Corporation nor any of its shareholders is a party to any unanimous shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Corporation other than escrow agreements entered into between subscribers to the private placement of Fairquest entered into prior to completion of the Arrangement;

(rr) the Arrangement became effective on June 1, 2005 and was completed pursuant to and in accordance with the terms and conditions of the Arrangement Agreement;

(ss) the Corporation is a "principal-business corporation" as defined in subsection 66(15) of the *Tax Act*;

(tt) except as a result of any agreement or arrangement respecting the Flow-Through Shares to which the Corporation is not a party and of which it has no knowledge, upon issuance pursuant to the provisions of the Flow-Through Subscription Agreements, the Flow-Through Shares will be "flow-through shares" as defined in subsection 66(15) of the *Tax Act* and will not be "prescribed shares" for the purpose of section 6202.1 of the Regulations to the *Tax Act*; and

(uu) as at the date hereof, the Corporation has not issued any flow-through common shares subsequent to December 31, 2004 and has not renounced any Qualifying Expenditures subsequent to December 31, 2004.

Section 7 Conditions

The obligation of the Underwriters hereunder shall be conditional upon the Underwriters receiving at the Closing Time:

(a) legal opinions of: (i) the Corporation's counsel (addressed to the Underwriters, the Subscribers and the Underwriters' counsel); and (ii) the Underwriters' counsel (addressed to the Underwriters), in each case in form and substance satisfactory to the Underwriters, acting reasonably, relating to the offering, issuance and sale of

the Shares, including, without limitation, the matters set forth in Schedule A in the case of the Corporation's counsel and as to all other legal matters, including compliance with Applicable Securities Laws of the Selling Jurisdictions, in any way connected with the offering, issuance, sale and delivery of the Shares as the Underwriters may reasonably request.

It is understood that the respective counsel may rely on the opinions of local counsel acceptable to them as to matters governed by the laws of jurisdictions other than the jurisdiction of residence of such counsel or Canada and on certificates of officers of the Corporation, the transfer agent of the common shares and the auditors of the Corporation as to relevant matters of fact. It is further understood that the Underwriters' counsel may rely on the opinion of the Corporation's counsel as to matters which specifically relate to the Corporation and the Shares, including the creation and issuance of the Shares.

(b) a certificate of the Corporation dated the Closing Date, addressed to the Underwriters and signed on the Corporation's behalf by two senior officers of the Corporation satisfactory to the Underwriters, acting reasonably, certifying that:

(i) the Corporation has complied with and satisfied all terms and conditions of this Agreement on its part to be complied with or satisfied at or prior to the Closing Time, other than those which have been waived in writing by the Underwriters;

(ii) the representations and warranties of the Corporation set forth in this Agreement and the Subscription Agreements are true and correct at the Closing Time, as if made at such time;

(iii) no event of a nature referred to in Section 12(a), (b) or (d) has occurred since the date of this Agreement or to the knowledge of such officers is pending, contemplated or threatened (excluding in the case of Sections 12(b) and (d) any requirement of the Underwriter to make a determination as to whether or not any event or change has, in the Underwriter's opinion, had or could have the effect specified therein);

(iv) the Corporation has made and/or obtained, on or prior to the Closing Time, all necessary filings, approvals, consents and acceptances under Applicable Securities Laws, and under any applicable agreement or document to which the Corporation is a party or by which it is bound, required for the execution and delivery of this Agreement and the Subscription Agreements, the offering and sale of the Shares in the Selling Jurisdictions and the consummation of the other transactions contemplated hereby (subject to completion of filings with certain regulatory authorities following the Closing Date); and

(v) such other matters as may be reasonably requested by the Underwriters or the Underwriters' counsel;

and the Underwriters shall have no knowledge to the contrary; and

(c) evidence satisfactory to the Underwriters that the Corporation has obtained all necessary approvals of the Exchange for the issuance of the Shares and the listing of the Shares, subject only to the filing of any documents and payment of applicable fees which may be required by the Exchange.

The foregoing conditions are for the sole benefit of the Underwriters and may be waived in whole or in part by the Underwriters at any time and, without limitation, the Underwriters shall have the right, on behalf of potential subscribers, to withdraw all Subscription Agreements delivered and not previously withdrawn or rescinded by such persons. If any of the foregoing conditions are not met, the Underwriters may terminate their obligations under this Agreement without prejudice to any other remedies they may have.

Section 8 Closing

The issue and sale of the Shares shall be completed at the Closing Time at the offices of the Corporation's counsel in Calgary, Alberta or at such other place as the Corporation and the Underwriters may agree. Subject to the conditions set forth in Section 7, the Underwriters, on the Closing Date, shall deliver to the Corporation:

(a) all completed Subscription Agreements (including any applicable documents specifically referred to in the Subscription Agreements), in form and substance reasonably satisfactory to the Underwriters and the Underwriters' counsel; and

(b) originally executed forms required under Applicable Securities Laws or by the Exchange from each of the Common Share Subscribers or Flow-Through Subscribers; and

(c) a certified cheque or bank draft payable to the Corporation at par in Calgary, Alberta or effect the wire transfer of funds to the Corporation in an amount equal to the aggregate of all subscriptions for Shares delivered to and accepted by the Corporation (unless the Underwriter shall have elected to deduct the fee payable pursuant to Section 9 hereof, from the subscription proceeds, in which case the amount of such wire transfer shall be net of such amount)

against delivery by the Corporation of:

(a) definitive certificates representing, in the aggregate, all of the Common Shares and Flow-Through Shares, as applicable, subscribed for or purchased registered in such name or names as the Underwriters shall notify the Corporation in writing of not less than 24 hours prior to the Closing Time provided such certificates registered in such names may, subject to receipt by the Corporation and the Trustee of a satisfactory indemnity, be delivered in advance of the Closing Date to the Underwriters or such other parties in such locations as the Underwriters may direct and the Underwriters and the Corporation may agree upon;

(b) a certified cheque or bank draft payable to Sprott Securities Inc. at par in Calgary, Alberta in the amount of the fee set forth in Section 9 (unless the Underwriter shall have elected to deduct such fee from the subscription proceeds); and

(c) such further documentation as may be contemplated by this Agreement or that may reasonably be requested by Underwriters' counsel.

The Corporation may not reject any properly completed Subscription Agreement which is in compliance with Applicable Securities Laws, unless the number of Shares subscribed for or purchased pursuant to all Subscription Agreements tendered by the Underwriters exceeds the maximum number of Shares to be sold under this Agreement, in which case Subscription Agreements representing the over-allotment shall, in consultation with the Underwriters, be rejected or unless the acceptance of such Subscription Agreement may breach or violate any Applicable Securities Laws.

Section 9 Fees

In consideration for its services hereunder, the Corporation agrees to pay to the Underwriters a fee equal to the amount of $0.50 (5.0%) for each Common Share subscribed for and a fee equal to the amount of $0.65 (5.0%) for each Flow-Through Share subscribed for, including any Common Shares or Flow-Through Shares, as applicable, purchased by an Underwriter as principal hereunder, and for which the subscription is accepted by the Corporation, which aggregate fee of up to $1,150,000 shall be payable on the Closing Date.

The foregoing fee may, at the sole option of Sprott Securities Inc., be deducted from the aggregate gross proceeds of the Shares and withheld for the account of the Underwriters.

Section 10 Expenses

Whether or not the transactions contemplated herein shall be completed, all costs and expenses of or incidental to the creation, issue, sale or distribution of the Shares shall be borne by the Corporation, including, without limitation, all costs and expenses of or incidental to the private placement of the Shares, the fees and expenses of the Corporation's counsel, agent counsel retained by the Corporation's counsel, the Corporation's auditors, the Corporation's engineers, the Trustee, the reasonable out-of-pocket expenses of the Underwriters, (such reimbursable out-of-pocket expenses not to exceed $10,000, exclusive of GST) including, but not limited to, travel and road show expenses and the Underwriters' legal fees and expenses (such reimbursable legal fees not to exceed $25,000, exclusive of GST), and all other costs and expenses relating to the transactions contemplated herein. All fees and expenses incurred by the Underwriters which are reimbursable hereunder shall be payable by the Corporation immediately upon receiving an invoice therefor from the Underwriters.

Section 11 Waiver

The Underwriters may, in respect of the Corporation, waive in whole or in part any breach of, default under or non-compliance with any representation, warranty, covenant, term or condition hereof, or extend the time for compliance therewith, without prejudice to any of its rights in respect of any other representation, warranty, covenant, term or condition hereof or any other breach of, default under or non-compliance with any other representation, warranty, covenant, term or condition hereof, provided that any such waiver or extension shall be binding on the Underwriters only if the same is in writing.

Section 12 Termination Events

Each of the Underwriters may terminate its obligations hereunder, without any liability on such Underwriter's part, by written notice to the Corporation, in the event that after the date hereof and at or prior to the Closing Time:

(a) any order to cease or suspend trading in any securities of the Corporation, or prohibiting or restricting the distribution of the Shares is made, or proceedings are announced, commenced or threatened for the making of any such order, by any securities commission or similar regulatory authority, the Exchange or by any other competent authority, and the same has not been rescinded, revoked or withdrawn;

(b) any inquiry, investigation (whether formal or informal) or other proceeding in relation to the Corporation or any of its directors or senior officers is announced or commenced by any securities commission or similar regulatory authority, the Exchange or by any other competent authority or any order is issued under or pursuant to any statute of Canada or of any of the provinces of Canada, or any other applicable law or regulatory authority (unless based on the activities or alleged activities of the Underwriter or its agent), or there is any change of law, regulation or policy or the interpretation or administration thereof which, in the sole opinion of the Underwriter, acting reasonably, materially adversely affects, or may materially adversely affect, the trading in the common shares or the distribution of the Shares;

(c) there should develop, occur or come into effect or existence any event, action, state, condition (including, without limitation, terrorism or accident) or major financial occurrence of national or international consequence, or any action by government, law or regulation, enquiry or any other occurrence of any nature whatsoever which in the sole opinion of the Underwriter, acting reasonably, seriously adversely affects, or involves, or might be expected to seriously adversely affect or involve, the financial markets or the business, operations or affairs of the Corporation;

(d) there should occur any change, event, fact or circumstance (actual, contemplated or threatened) of the nature referred to in Section 3(a) or any development that could result in such a change, event, fact or circumstance, any of which, in the opinion of the Underwriter, as determined by the Underwriter in its sole discretion, acting reasonably, could reasonably be expected to have a material adverse effect on the business, operations or affairs of the Corporation or the market price or value or the marketability of the Shares;

(e) the Underwriter, acting reasonably, determines that the Corporation shall be in breach of, default under or non-compliance with any material representation, warranty, covenant, term or condition of this Agreement or the Subscription Agreements; or

(f) the Underwriter has become aware, as a result of its due diligence review or otherwise, of any adverse material fact or change (determined solely by the

Underwriter, acting reasonably) with respect to the Corporation which had not been publicly disclosed or disclosed in writing to the Underwriters prior to the date hereof or which occurred after the effective date hereof but prior to the Closing Time;

in any of such cases, the Underwriter shall be entitled, at its option, to terminate and cancel its obligations to the Corporation under this Agreement and the obligations of any Subscriber under any Subscription Agreement.

Section 13 Continuation of Termination Right

Each Underwriter may exercise any or all of the rights provided for in Section 7, Section 11 or Section 12 notwithstanding any material change, change, event or state of facts and notwithstanding any act or thing taken or done by the Underwriters or any inaction by the Underwriters, whether before or after the occurrence of any material change, change, event or state of facts including, without limitation, any act of the Underwriters related to the offering or continued offering of the sale of the Shares. An Underwriter shall only be considered to have waived or be estopped from exercising or relying upon any of its rights under or pursuant to Section 7, Section 11 or Section 12 if such waiver or estoppel is in writing and specifically waives or estops such exercise or reliance.

Section 14 Exercise of Termination Right

Any termination pursuant to the terms of this Agreement shall be effected by notice in writing delivered to the Corporation, provided that no termination shall discharge or otherwise affect any obligation of the Corporation under Section 10, Section 15, Section 16, Section 17 or Section 18. The rights of each of the Underwriters to terminate obligations hereunder are in addition to, and without prejudice to, any other remedies it may have.

Section 15 Survival

All representations, warranties, covenants, indemnities, terms and conditions herein or contained in certificates or documents submitted pursuant to or in connection with the transactions contemplated herein shall survive the payment by the Underwriters for the Shares and shall continue in full force and effect for the benefit of the Underwriters and the Subscribers regardless of any investigation by or on behalf of the Underwriters with respect thereto.

Section 16 Indemnity

The Corporation shall indemnify and save each of the Indemnified Persons harmless against and from all liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses to which any of the Indemnified Persons may be subject or which any of the Indemnified Persons may suffer or incur, whether under the provisions of any statute or otherwise, in any way caused by, or arising directly or indirectly from or in consequence of:

(a) any information or statement contained in any part of the Public Record (other than any information or statement relating solely to one or more of the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in any part of the Public Record) or contained in this Agreement or any certificate or other document delivered by or on behalf of the Corporation to the

Underwriters hereunder which is or is alleged to be untrue or any omission or alleged omission to provide any information or state any fact the omission of which makes or is alleged to make any such information or statement untrue or misleading in light of the circumstances in which it was made;

(b) any misrepresentation or alleged misrepresentation (except a misrepresentation which is based upon information relating solely to one or more of the Underwriters and furnished to the Corporation by the Underwriters expressly for inclusion in any part of the Public Record) contained in any part of the Public Record;

(c) any prohibition or restriction of trading in the securities of the Corporation or any prohibition or restriction affecting the distribution of the Shares (not based upon the activities or the alleged activities of any of the Underwriters or the Selling Dealer Group members, if any) imposed by any of the Securities Commissions or any other competent authority;

(d) any order made or any inquiry, investigation (whether formal or informal) or other proceeding commenced or threatened by any of the Securities Commissions or any other one or more competent authorities (not based upon the activities or the alleged activities of any of the Underwriters or the Selling Dealer Group members, if any) into the affairs of the Corporation or any of its directors, officers or principal shareholders or relating to or affecting the trading or distribution of the Shares; or

(e) any breach of, default under or non-compliance by the Corporation with any representation, warranty, term or condition of this Agreement, the Subscription Agreements, or delivered pursuant thereto or any requirement of Applicable Securities Laws,

provided that in the event and to the extent that a court of competent jurisdiction in the final judgement from which no appeal can be made or a regulatory authority in a final ruling from which no appeal can be made shall determine that any matter in respect of which indemnity may be sought hereunder resulted solely from the negligence, fraud or wilful misconduct of an Indemnified Person, this indemnity shall not apply.

The Corporation hereby waives its right to recover contribution from the Underwriters with respect to any liability of the Corporation by reason of or arising out of any misrepresentation in the Documents or any part of the Public Record provided, however, that such waiver shall not apply in respect of liability caused or incurred by reason of or arising out of: (i) any misrepresentation which is based upon information relating solely to the Underwriters contained in such document and furnished to the Corporation by the Underwriters expressly for inclusion in such document; or (ii) any failure by the Underwriters to provide to prospective purchasers of Common Shares any document which the Corporation is required to provide to such prospective purchasers and which the Corporation has provided to the Underwriters to forward to such prospective purchasers.

The Corporation agrees that in case any legal proceedings or investigation shall be brought against or initiated against the Corporation by any governmental commission, regulatory

authority, exchange, court or other authority and an Indemnified Person or other representative of the Underwriters shall be required to testify or respond to procedures designed to discover information regarding, in connection with or relating to the performance of professional services rendered to the Corporation by the Underwriters, the Corporation shall pay the Underwriters the reasonable costs (including an amount to reimburse the Underwriters for the time spent by their personnel in connection therewith on a per diem basis and out of pocket expenses) in connection therewith unless such proceedings or investigations shall be brought or initiated as a result of any negligence, fraud or any actions or inactions of the Underwriters, or any of its affiliates or any member of the Selling Dealer Group.

Section 17 Notice of Indemnity Claim

If any claim contemplated by Section 16 shall be asserted against any of the Indemnified Persons in respect of which indemnification is or might reasonably be considered to be provided for in such section, such Indemnified Person shall notify the Corporation as soon as possible of the nature of such claim and the Corporation shall be entitled (but not required) to assume the defence of any suit brought to enforce such claim, provided however, that the defence shall be through legal counsel selected by the Corporation and acceptable to the Indemnified Person acting reasonably and that no admission of liability or settlement may be made by the Corporation or the Indemnified Person without the prior written consent of the other, such consent not to be unreasonably withheld. The Indemnified Person shall have the right to retain its own counsel in any proceeding relating to a claim contemplated by Section 16 if:

(a) the Indemnified Person has been advised in writing by counsel that there may be a material legal defence available to the Indemnified Person which is different from or additional to a defence available to the Corporation or that a conflict of interest exists or reasonably may exist which makes representation by counsel chosen by the Corporation not advisable (in which case the Corporation shall not have the right to assume the defence of such proceedings on the Indemnified Person's behalf);

(b) the Corporation shall not have undertaken the defence of such proceedings and employed counsel within ten days after notice of commencement of such proceedings; or

(c) the employment of such counsel has been authorized by the Corporation in connection with the defence of such proceeding;

and, in any such event, the reasonable fees and expenses of such Indemnified Person's counsel shall be paid by the Corporation; it being understood, however, that the Corporation shall not, in connection with any one such action or separate but substantially similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances, be liable for the reasonable fees and expenses of more than one separate law firm (in addition to any local counsel) for all Indemnified Persons.

It is the intention of the Corporation to constitute the Underwriters as trustee for the Indemnified Persons for the purposes of Section 16, Section 17 and Section 18 and the Underwriters agrees to accept such trust and to hold and enforce such covenants on behalf of such persons.

Section 18 Right of Contribution

In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this Agreement is due in accordance with its terms but is (in whole or in part), for any reason, held by a court to be unavailable from the Corporation on grounds of policy or otherwise, each of the Corporation and the party or parties seeking indemnification shall contribute to the aggregate liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) to which they may be subject or which they may suffer or incur:

(a) in such proportion as is appropriate to reflect the relative benefit received by the Corporation on the one hand and by the Underwriters on the other hand from the offering of the Shares; or

(b) if the allocation provided by Section 18(a) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in Section 18(a) but also to reflect the relative fault of the party or parties seeking indemnity, on the one hand, and the parties from whom indemnity is sought, on the other hand, in connection with the statement, omission, misrepresentation or alleged misrepresentation, order, inquiry, investigation or other matter or thing which resulted in such liabilities, claims, demands, losses, costs, damages or expenses, as well as any other relevant equitable considerations.

The relative benefits received by the Corporation, on the one hand, and the Underwriters, on the other hand, shall be deemed to be in the same proportion that the total proceeds of the offering received by the Corporation (net of fees but before deducting expenses) bear to the consideration received by the Underwriters.

The amount paid or payable by an Indemnified Person as a result of liabilities, claims, demands, losses (other than losses of profit), costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof) referred to above shall, without limitation, include any legal or other expenses reasonably incurred by the Indemnified Person in connection with investigating or defending such liabilities, claims, demands, losses, costs, damages and expenses (or claims, actions, suits or proceedings in respect thereof), whether or not resulting in any action, suit, proceeding or claim.

The Corporation agrees that it would not be just and equitable if contributions pursuant to this Agreement were determined by pro rata allocation or by any other method of allocation which does not take into account the equitable considerations referred to in the immediately preceding sections. The rights to contribution provided in this Section 18 shall be in addition to, and without prejudice to, any other right to contribution which the Underwriters may have.

Any liability of the Underwriters under this Section 18 shall be limited to the amount payable to the Underwriters pursuant to Section 9.

Section 19 Several Liability of Underwriters

The Underwriters' rights and obligations under this Agreement are separate and not joint and several including, without limitation, that:

(a) each of the Underwriters shall be obligated to purchase only the percentage of the total number of Common Shares and Flow-Through Shares set opposite their names set forth in this Section 19; and

(b) if Underwriters having collective obligations to purchase at least 10% of the total number of Common Shares and Flow-Through Shares hereunder do not purchase their applicable percentage of the total number of Common Shares and Flow-Through Shares, the others who shall be willing and able to purchase their own applicable percentages of the total number of Common Shares and Flow-Through Shares shall be relieved of their obligations hereunder;

provided that, notwithstanding the provisions of Section (b) of this Section 19, the Underwriters who shall be willing and able to purchase their respective applicable percentages of the total number of Common Shares and Flow-Through Shares shall have the right, but not the obligation, to purchase the total number of Common Shares and Flow-Through Shares. Nothing in this Section 19 shall obligate the Corporation to sell less than all of the Common Shares and Flow-Through Shares to the Underwriters.

The applicable percentage of the total number of Common Shares and Flow-Through Shares which each of the Underwriters shall be separately obligated to purchase is as follows:

Sprott Securities Inc.	28%
GMP Securities Ltd.	28%
Canaccord Capital Corporation	17%
Raymond James Ltd.	17%
Peters & Co. Limited	10%
	100%

Section 20 Authority to Bind Underwriters

The Corporation shall be entitled to and shall act on any notice, waiver, extension or communication given by or on behalf of the Underwriters by Sprott Securities Inc., which shall represent the Underwriters and which shall have the authority to bind the Underwriters in respect of all matters hereunder, except in respect of any settlement under Sections 16, 17 or 18 or any matter referred to in Sections 13, 14 or 19.

Section 21 Notices

Any notice or other communication to be given hereunder shall, in the case of notice to be given to the Corporation, be addressed to:

Fairquest Energy Limited
3400, 450 – 1st Street S.W.
Calgary, Alberta
T2P 5H1

Attention: Richard A. Walls
Telecopy No.: (403) 290-7751

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Attention: Steven Cohen
Telecopy No.: (403) 260-0330

and, in the case of notice to be given to the Underwriters, be addressed to:

Sprott Securities Inc.
Suite 1800, 300 - 5th Ave. S.W.
Calgary, Alberta
T2P 3C4

Attention: Philip Moore
Telecopy No.: (403) 266-4250

with a copy to:

GMP Securities Ltd.
Suite 2300, 500 – 4th Ave. S.W.
Calgary, Alberta
T2P 2V6

Attention: Wade Felesky
Telecopy No.: (403) 543-3589

with a copy to:

Canaccord Capital Corporation
TransCanada Tower
Suite 2200, 450 - 1st Street S.W.
Calgary, Alberta
T2P 5P8

Attention: George Wilson
Telecopy No.: (403) 508-3810

with a copy to:

Raymond James Ltd.
Suite 2500, 707 - 8th Avenue S.W.
Calgary, Alberta
T2P 1H5

Attention: Jason Holtby
Telecopy No.: (403) 509-0535

with a copy to:

Peters & Co. Limited
3900 Bankers Hall West
888 – 3rd Street S.W.
T2P 5C5

Attention: Bruce A. Fiell
Telecopy No.: (403) 261-7570

with a copy to:

Blake, Cassels & Graydon LLP
Suite 3500, Bankers Hall East
855 – 2nd Street S.W.
Calgary, Alberta
T2P 4J8

Attention: Scott R. Cochlan
Telecopy No.: (403) 260-9700

or to such other address as the party may designate by notice given to the others. Each communication shall be personally delivered to the addressee or sent by facsimile transmission to the addressee, and:

(a) a communication which is personally delivered shall, if delivered before 4:30 p.m. (local time) on a business day, be deemed to be given and received on that day and, in any other case be deemed to be given and received on the first business day following the day on which it is delivered; and

(b) a communication which is sent by facsimile transmission shall, if sent on a business day before 4:30 p.m. (local time), be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first business day following the day on which it is sent.

Section 22 Trust

It is the intention of the Corporation to constitute the Underwriters as trustee for the Subscribers in respect of the benefit of the representations, warranties and covenants of the Corporation set forth in this Agreement.

Section 23 Acknowledgement and Consent

The Corporation: (i) acknowledges and agrees that each of the Underwriters has certain statutory obligations as a registrant under the Applicable Securities Laws and has fiduciary relationships with its respective clients; and (ii) consents to each of the Underwriters acting hereunder while continuing to act for its respective clients. To the extent that an Underwriter's statutory obligations as a registrant under Applicable Securities Laws or fiduciary relationships with its clients conflicts with its obligations hereunder, the Underwriter shall be entitled to fulfil

its statutory obligations as a registrant under Applicable Securities Laws and its duties to its clients. Nothing in this Agreement shall be interpreted to prevent an Underwriter from fulfilling its statutory obligations as a registrant under Applicable Securities Laws or to act as a fiduciary of its clients.

Section 24 Severance

If one or more of the provisions contained herein shall, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision or provisions had never been contained herein.

Section 25 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

Section 26 Time of the Essence

Time shall be of the essence of this Agreement.

Section 27 Counterpart Execution

This Agreement may be executed in one or more counterparts each of which so executed shall constitute an original and all of which together shall constitute one and the same agreement.

Section 28 Entire Agreement

It is understood that the terms and conditions of this Agreement supersede any previous verbal or written agreement between the Underwriters and the Corporation with respect to the issuance of securities by the Corporation and including, without limitation, the agreement constituted by the acceptance of the letter dated September 21, 2005, from Sprott Securities Inc. to the Corporation.

Section 29 U.S. Securities Matters

The Underwriters and the Corporation agree as follows:

(a) The Underwriters acknowledge that none of the Common Shares have been or will be registered with the SEC under the U.S. Securities Act and that the Common Shares are being offered and sold pursuant to Applicable Securities Laws and in reliance upon and in compliance with Regulation S and may not be offered or sold within the United States except pursuant to either (i) the exemption from the registration requirements provided by Rule 144A; or (ii) an exemption from the registration requirements provided in connection with sales to Institutional Accredited Investors, and represent and agree that neither the Underwriters nor the Underwriter Affiliate, nor any person acting on their behalf (a) has made or will make any Directed Selling Efforts, (b) has made or will make (except to the extent permitted by this Section 29) any offer to sell or solicitation of any offer to buy any of the Common Shares to any person in the United States

or (y) any sale of the Common Shares to any person unless, at the time the order to purchase such Common Shares was placed, such person was outside the United States or the seller of such Common Shares and any person acting on its behalf reasonably believe that, at the time the order to purchase such Common Shares was placed, such person was outside the United States within the meaning of Regulation S, or (c) has taken any action that would constitute a violation of Regulation M under the U.S. Exchange Act. The Underwriters agree that all offers and sales in the United States shall be made by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriters, acting as principal, in compliance with all applicable federal and state laws and regulations governing registration and conduct of broker-dealers.

(b) The Corporation and the Underwriters agree that the Common Shares may be offered and sold in the United States pursuant only to (a) the provisions of Rule 144A and, thereunder, only to persons who are reasonably believed to be Qualified Institutional Buyers, and, on the date hereof, continues to believe that each such purchaser is a Qualified Institutional Buyer and (b) Section 4(2) of the U.S. Securities Act and following Regulation D thereunder only to institutions it had reasonable basis to believe and did believe to be Institutional Accredited Investors and, on the date hereof, continues to believe that each such purchaser is an Institutional Accredited Investor.

(c) In connection with the offers and sales in the United States, the Underwriters agree for themselves and for their affiliates not to offer or sell, or to solicit any offer to buy, by any form of general solicitation or general advertising (as those terms are used in Regulation D) or in any manner involving a public offering within the meaning of Section 4(2) of the U.S. Securities Act and agree to take reasonable steps to ensure that the purchaser is aware that the seller will rely on exemptions from the provisions of Section 5 of the U.S. Securities Act, including as applicable those provided by Rule 144A.

(d) The Underwriters agree that offers to sell, solicitations of offers to buy and sales of Common Shares in the United States shall be made only in transactions that are exempt from the registration or qualification requirements of applicable U.S. state securities ("**Blue Sky**") laws, in accordance with the applicable U.S. federal and state requirements relating to the registration of brokers and dealers only by the Underwriter Affiliate or another U.S. registered broker or dealer selected by the Underwriters, acting as principal, and only to persons who, prior to the sale and delivery of the Common Shares to them, duly complete, execute and deliver a Subscription Agreement for Common Shares (United States) in the form agreed upon by the Corporation and the Underwriters.

(e) The Corporation represents that it is and as of the date of issuance of the Common Shares will be a "foreign issuer" as defined in Rule 902(e) of Regulation S and that as of the date hereof there is and as of the date of issuance of the Common Shares there will be no "substantial U.S. market interest" (as defined in Rule 902(j) of Regulation S) in the Common Shares.

(f) The Corporation represents and agrees that, as of the date hereof and as at the date of issuance of the Common Shares:

(i) the Common Shares are not and will not be;

(ii) no securities of the same class as the Common Shares are or will be; and

(iii) no American Depositary Shares representing any securities of the same class as the Common Shares is or will be;

listed on a national securities exchange that is registered under Section 6 of the U.S. Exchange Act, quoted in any "U.S. automated inter-dealer quotation system" (as such term is used in the U.S. Exchange Act), or convertible or exchangeable at an effective conversion premium or effective exercise premium (calculated as specified in paragraphs (a)(6) and (a)(7) of Rule 144A) of less than 10% for securities so listed or quoted.

(g) The Corporation represents and agrees that it is not and will not as of the date of issuance of the Common Shares be an open-end investment company, closed-end investment company, unit investment trust or face-amount certificate company that is registered or required to be registered under the *United States Investment Company Act* of 1940, as amended.

(h) The Corporation agrees that, for so long as any of the Common Shares are outstanding and are "restricted securities" within the meaning of Rule 144(a)(3) under the U.S. Securities Act and it is not subject to Section 13 or Section 15(d) of the U.S. Exchange Act nor exempt from reporting pursuant to Rule 12g 3-2(b) under the U.S. Exchange Act, it will, unless the Common Shares may be resold pursuant to Rule 144(k) under the U.S. Securities Act, timely furnish to any holder of the Common Shares, or any prospective purchaser thereof designated by a holder, upon the request of such holder or prospective purchaser, the information specified by Rule 144A(d)(4).

(i) The Corporation represents and agrees that neither it, nor any of its affiliates, nor any person (other than the Underwriters and the U.S. Affiliate as to which the Corporation makes no representation) acting on behalf of it or its affiliates:

(i) has made or will make any Directed Selling Efforts, or has taken or will take any action, including any Directed Selling Efforts, that would (A) cause the exemptions from registration relied upon by the Underwriters in offers and sales to Qualified Institutional Buyers and/or Institutional Accredited Investors or the exclusion from registration afforded by Regulation S to be unavailable for offers and sales of the Common Shares pursuant to this agreement; or (B) constitute a violation of Regulation M under the U.S. Exchange Act;

(ii) in connection with the offer or sale of the Common Shares has engaged or will engage in any general solicitation or general advertising (as those terms are used in Regulation D); and

(iii) within the six month period prior to the date hereof has offered or sold any Common Shares or other securities of the Corporation that would be "integrated" with the sale of the Common Shares (as that term is used in Regulation D).

(j) The Underwriters have not entered, and will not enter, into any contractual arrangements with respect to the distribution of the Common Shares in the United States other than as provided herein (except with an affiliate of any of the Underwriters), except that nothing in this section shall in any way restrict offers and sales in accordance with the provisions of this Agreement.

(k) The Underwriters shall cause each affiliate of any of the Underwriters selling any Common Shares in the United States to agree, for the benefit of the Corporation, to the same provisions as are contained in this Section 29.

(l) Each of the Underwriters will deliver to Purchasers of the Common Shares in the United States, through its Underwriter Affiliate, a copy of the same information relating to the Corporation as provided to Subscribers in Canada and the Underwriters agree that they have not and will not use any written material other than such documents in connection therewith.

(m) The Underwriters severally and not jointly covenant and agree with the Corporation that they will:

(i) offer and sell the Common Shares in the United States only through the Underwriter Affiliate duly registered as a U.S. broker-dealer in the applicable jurisdictions to permit it to offer and sell the Common Shares and which affiliate will be bound by the provisions of this Agreement and will otherwise comply with applicable U.S. broker-dealer laws;

(ii) not make any other contractual arrangements for the distribution of the Common Shares in the United States without the prior consent of the Corporation;

(iii) obtain from each Subscriber an executed Subscription Agreement and deliver such Subscription Agreements to the Corporation together with such other documents with respect to the issue of the Common Shares as may be required by the Exchange or by Applicable Securities Laws of the Selling Jurisdictions.

(n) At least one business day prior to the Closing Date, Sprott Securities Inc. shall cause the Underwriter Affiliate to provide the Corporation with a list of all purchasers of Common Shares in the United States.

(o) At closing, Sprott Securities Inc., together with the U.S. Affiliate, who has offered and sold Common Shares in the United States, will provide a certificate, substantially in the form of Schedule B hereto.

(p) Each of the Underwriters agrees that the certificates for Common Shares sold in the United States will bear the legend provided for in the Subscription Agreement (United States).

If the foregoing is in accordance with your understanding and is agreed to by you, please confirm your acceptance by signing the enclosed copies of this letter at the place indicated and by returning the same to Philip J. Moore at Sprott Securities Inc.

SPROTT SECURITIES INC.

Per: *"Phil Moore"*

GMP SECURITIES LTD.

Per: *"Wade Felesky"*

CANACCORD CAPITAL CORPORATION

Per: *"George Wilson"*

RAYMOND JAMES LTD.

Per: *"Jason Holtby"*

PETERS & CO. LIMITED

Per: *"Bruce Fiell"*

ACCEPTED AND AGREED to effective as of the 21st day of September, 2005.

FAIRQUEST ENERGY LIMITED

Per: *"Robert Maitland"*

SCHEDULE A

1. the Corporation has been duly incorporated and is validly subsisting under the laws of the jurisdiction of its incorporation and has all requisite corporate capacity, power and authority to carry on its business as now conducted by it and to own its properties and assets;

2. the Corporation has full corporate power and authority to enter into this Agreement and the Subscription Agreements and to perform its obligations set out herein and therein, and each of this Agreement and the Subscription Agreements has been duly authorized, executed and delivered by the Corporation and constitutes a legal, valid and binding obligation of the Corporation enforceable against the Corporation in accordance with their respective terms, subject to laws relating to creditors' rights generally and except as rights to indemnity may be limited by applicable law;

3. the execution and delivery of this Agreement and the Subscription Agreements and the fulfillment of the terms hereof and thereof by the Corporation, and the performance of and compliance with the terms of this Agreement and the Subscription Agreements by the Corporation do not and will not result in a breach of, or constitute a default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or constitute a default under:

   (a) any applicable laws of the Province of Alberta or the federal laws of Canada applicable therein;

   (b) any term or provision of the articles, by-laws or other constating documents, as applicable, of the Corporation, or, of which counsel is aware, any resolutions of the shareholders or directors (or any committee thereof) of the Corporation;

   (c) of which counsel is aware, any indenture, mortgage, note, contract, agreement (written or oral), instrument, lease or other document to which the Corporation is a party or by which it is bound on the Closing Date; or

   (d) of which counsel is aware, any judgment, decree or order, of any court, governmental agency or body or regulatory authority having jurisdiction over the Corporation or their respective properties or assets,

   which default or breach might reasonably be expected to materially adversely affect the business, operations, capital or condition (financial or otherwise), properties or assets of the Corporation;

4. the Shares have been reserved and allotted for issuance and, when issued in accordance with the terms of the Common Share Subscription Agreements and the Flow-Through Subscription Agreements, respectively, will be validly issued as fully paid and non-assessable common shares of the Corporation;

5. the Corporation is a "reporting issuer" or has equivalent status not in default of any requirement of the *Securities Act* (Alberta), the *Securities Act* (British Columbia) and the *Securities Act*

(Ontario) and is not included in a list of defaulting reporting issuers maintained pursuant to the applicable securities legislation of such Provinces;

6. the offering, sale and issuance of the Shares by the Corporation is exempt from the prospectus and requirements of Applicable Securities Laws and no other documents are required to be filed, proceedings taken or approvals, permits, consents or authorizations of regulatory authorities in the Selling Jurisdictions obtained under Applicable Securities Laws to permit such offering, issuance, sale and delivery, other than the execution and filing by or on behalf of the Corporation of reports of the trade required to be filed under Applicable Securities Laws, together with the requisite filing fees;

7. notice of the issuance of the Shares has been accepted by the Exchange and the Shares have been conditionally approved for listing upon the Exchange subject to any applicable filing requirements;

8. the Flow-Through Shares are "flow-through shares" as defined in subsection 66(15) of the *Tax Act* and the Flow-Through Shares do not constitute "prescribed shares" for the purpose of section 6202.1 of the Regulations to the *Tax Act*;

9. the first trade in Shares will, pursuant to Multilateral Instrument 45-102, not be subject to the prospectus requirements of Applicable Securities Laws (other than sales by control persons) after 4 months following the distribution date in the Selling Jurisdictions in Canada, subject to the conditions prescribed therein;

10. Computershare Trust Company of Canada has been duly appointed by the Corporation as the transfer agent and registrar for the common shares of the Corporation (including the Shares);

11. the form and terms of the definitive certificates representing the common shares of the Corporation (including the Shares) have been duly approved and adopted by the board of directors of the Corporation and comply with all legal requirements relating thereto, including the requirements of the Exchange;

and additionally relating to the authorized and issued capital of the Corporation.

SCHEDULE B

UNDERWRITERS' CERTIFICATE

In connection with the offer and sale of common shares (the "**Securities**") of Fairquest Energy Limited (the "**Corporation**") to one or more U.S. institutional investors (the "**U.S. Purchasers**"), the undersigned, Sprott Securities Inc., on behalf of the several underwriters (the "**Underwriters**") referred to in the underwriting agreement dated as of September 21, 2005 among the Corporation and the Underwriters (the "**Underwriting Agreement**") and Sprott Securities (U.S.A.) Limited, as its U.S. Affiliate, who has signed below in its capacity as placement agent in the United States for the Underwriters (the "**U.S. Placement Agent**"), do hereby certify that:

1. the U.S. Placement Agent is a duly registered broker or dealer with the United States Securities and Exchange Commission, is a member of, and in good standing with, the National Association of Securities Dealers, Inc. and all offers and sales of Securities in the United States will be effected by the U.S. Placement Agent in accordance with all U.S. broker-dealer requirements;

2. all offers and sales of Securities in the United States were made to institutional "accredited investors" within the meaning of Rule 501(a)(1),(2),(3) or (7) of the *United States Securities Act of 1933*, as amended ("**Institutional Accredited Investors**") or to qualified institutional buyers as defined in Rule 144A under the *United States Securities Act of 1933*, as amended ("**Qualified Institutional Buyers**");

3. they have not solicited offers for, or offers to sell, the Securities by means of any form of general solicitation or general advertising (as those terms are used in Regulation D under the United States Securities Act of 1933, as amended (the "**U.S. Securities Act**");

4. each offeree of the Securities in the United States has been sent a copy of the same information in respect of the Corporation as provided to Canadian subscribers (the "**Offering Documents**") and they have not used and will not use any written material other than the Offering Documents;

5. immediately prior to transmitting the Offering Documents to offerees, we had reasonable grounds to believe and did believe that each offeree was an Institutional Accredited Investor or a Qualified Institutional Buyer as defined in Rule 144A under the U.S. Securities Act, and, on the date hereof, we continue to believe that each purchaser of the Securities is a Qualified Institutional Buyer or an Institutional Accredited Investor;

6. prior to any sale of Securities in the United States, we caused each U.S. purchaser to sign a Subscription Agreement for Common Shares (United States); and

7. neither we, nor any members of the Selling Dealer Group nor any of our affiliates, have taken or will take any action which would constitute a violation of Regulation M under the U.S. Exchange Act.

Dated: ________________, 2005

SPROTT SECURITIES INC., on its behalf and on behalf of the Underwriters

By: ________________________________
Name:
Title:

SPROTT SECURITIES (U.S.A.) LIMITED

By: ________________________________
Name:
Title:

SCHEDULE C

MATERIAL CONTRACTS

Farm-out Agreements dated June 1, 2005 among Fairborne Energy Ltd. (among others) and Fairquest Energy Limited.

SCHEDULE D

EMPLOYMENT AGREEMENTS

Employment Agreement dated June 1, 2005 between Fairquest Energy Limited and Dick Walls.

Employment Agreement dated June 1, 2005 between Fairquest Energy Limited and Robert Maitland.

SCHEDULE E

SWAPS

None


FAIRQUEST
ENERGY LIMITED
Q3/05

FAIRQUEST ENERGY LIMITED — THIRD QUARTER INTERIM REPORT AND NEWS RELEASE FOR THE PERIOD ENDED SEPTEMBER 30, 2005

FAIRQUEST REPORTS RESULTS FOR ITS FIRST FOUR MONTHS OF OPERATIONS — CALGARY, ALBERTA, NOVEMBER 7, 2005

HIGHLIGHTS

	Three months ended September 30 2005	Four months ended September 30 2005
Financial *($ thousands, except per share amounts)*		
Petroleum and natural gas revenue	5,599	7,059
Funds generated from operations	2,993	3,732
Per share - basic	$ 0.12	$ 0.15
Per share - diluted	$ 0.10	$ 0.13
Net income	467	586
Per share - basic	$ 0.02	$ 0.02
Per share - diluted	$ 0.02	$ 0.02
Exploration and development expenditures	20,280	21,092
Acquisitions, net of dispositions	40,955	40,955
Total assets	81,848	81,848
Operations *(units as noted)*		
Production		
Natural gas *(Mcf per day)*	5,664	5,627
Natural gas liquids *(bbls per day)*	112	113
Total *(BOE per day)*	1,056	1,051
Average sales price		
Natural gas *($ per Mcf)*	9.41	8.93
Natural gas liquids *($ per bbl)*	67.28	67.21
Netback per BOE *($ per BOE)*		
Petroleum and natural gas sales	57.62	55.07
Royalties	(12.74)	(12.14)
Transportation	(1.41)	(1.38)
Operating expenses	(7.78)	(7.84)
Operating netback	35.69	33.71
Wells drilled *(gross)*	13	13

MESSAGE TO SHAREHOLDERS

Fairquest Energy Limited ("Fairquest" or the "Company") is pleased to present the results of its operations for the three month and four month periods ended September 30, 2005. Fairquest commenced commercial operations on June 1, 2005 pursuant to a Plan of Arrangement under which Fairborne Energy Ltd. ("Fairborne") reorganized its affairs and created Fairborne Energy Trust, that acquired approximately 90% of Fairborne's oil and gas properties, and Fairquest which acquired the balance of Fairborne's oil and gas properties and certain undeveloped lands. As a result of the Plan of Arrangement, Fairquest initially acquired 68,000 net acres of prospective undeveloped lands and entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne lands, retained by Fairborne Energy Trust. This land inventory, with extensive drill ready prospects, provides Fairquest with an extensive portfolio of exploration and development opportunities.

Fairquest commenced an active drilling program during the third quarter drilling 13 (5.0 net) wells in the quarter with a 100% success rate resulting in 9 (3.7 net) natural gas wells and 4 (1.3 net) oil wells. Fairquest's current activity is concentrated in West Central Alberta at West Pembina/Columbia Harlech and the Deep Basin, which combined represents 87 percent of the capital program. Fairquest's capital program during the quarter totaled $20.3 million and the budget is approximately $30 million for capital expenditures in the fourth quarter of 2005 to tie in production from the third quarter drilling program, drill an additional 10 (4.5 net) wells and acquire land as well as to conduct a 3-D seismic program in three areas. New production from wells presently drilled and completed is expected to add between 400 and 500 BOE per day of production by year end. Capital expenditures for 2006 are estimated at $75 million to $80 million.

To permit the Company to accelerate the development of its extensive land base Fairquest entered into an agreement, in September, 2005, with a syndicate of underwriters to issue, on a "bought deal" private placement basis, 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers effective on or before December 31, 2005. This issue closed on October 12, 2005.

OPERATIONS:

Fairquest's production for the three months ended September 30, 2005 averaged 1,056 BOE per day consisting of 5.7 MMcf per day of natural gas and 112 barrels per day of natural gas liquids. High gas and oil prices resulted in funds generated from operations for the three months of $3 million ($0.12 per share). Fairquest's completion and tie-in operations have been hampered and delayed by serious wet weather conditions during the months of June, August and again in September. Weather conditions have improved measurably thus far in the fourth quarter with fewer delays in drilling, completion, and facilities construction and it is expected that production levels will be approximately 1,500 BOE per day by the end of 2005.

Fairquest's original capital budget for the seven month period of 2005 had been established at $35 million but has been increased to $50 million with an additional $30 million planned for the first quarter of 2006. This program should result in the drilling of approximately 30 wells in the next six months.

MESSAGE TO SHAREHOLDERS

Since June 1, 2005 Fairquest has been active in four main areas:

West Pembina/Columbia Harlech:

West Pembina/Columbia Harlech accounts for 60 percent of the Company's current production and Fairquest either owns or has farm-in rights on 125 sections (80,000 gross acres) in this area. This is the Company's most active area of operations and since June, ten (3.9 net) wells have been drilled for prospective gas and oil targets ranging in depth from 1650 meters to 4000 meters. All wells have been cased and eight have been completed to date resulting in five gas wells and three oil wells. The Company currently is drilling a 4000 meter Nisku test and plans to drill 20 (9.0 net) wells in this area from now until April 2006. The majority of these wells will be drilled to a depth of approximately 2000 meters to evaluate prospective sandstone reservoirs in the Belly River Formation.

Deep Basin – Wild River/Marsh

Although the Deep Basin area currently accounts for only 24 percent of the Company's production, Fairquest either owns or has farm-in rights on 140 sections (89,600 gross acres) in the Wild River, Marsh, Pedley, Lambert and Marlboro areas of the Deep Basin. Presently the Company is drilling four wells (two operated and two non-operated) in the Marsh area to test multiple Cretaceous gas targets ranging in depth from 2500 meters to 4000 meters. At Wild River the Company produces sour gas from a Nisku gas pool and plans to drill two new exploration wells to test additional Nisku reef targets identified on 3-D seismic. Both of these wells will spud in the next two months.

Central Alberta – Westerose/Pigeon Lake

Fairquest has drilled and completed four (1.4 net) wells in this area in the third quarter resulting in three (1 net) natural gas well and one suspended gas well. Production from these wells will be tied into facilities in the next 60 to 90 days. Fairquest plans to drill two (1.1 net) tests in this area for sour gas in the upper Devonian (2,200 meters) in the fourth quarter of 2005 and first quarter of 2006.

Peace River Arch

Fairquest produces gas at Rycroft and Woking and these two areas account for 16 percent of the Company's current production. One (0.34 net) well was drilled in the third quarter and it currently is being equipped and tied-in as an oil producer. In addition a suspended gas well will be connected to the Company's Rycroft gas plant in the next 30 days. In 2006 the Company currently plans to drill five wells in this area.

R. A. Walls

RICHARD A. WALLS
President and CEO,
November 7, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 7, 2005. This MD&A is provided by the management of Fairquest Energy Ltd. ("Fairquest" or the "Company") to review third quarter 2005 activities. This MD&A should be read in conjunction with the unaudited interim financial statements including notes for the period from commencement of operations on June 1 to September 30, 2005. Additional information relating to Fairquest, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd.

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairquest's management at the time the statements were made. Fairquest assumes no obligation to update forward-looking statements should circumstances or management's estimates change except as required by applicable law.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF ARRANGEMENT

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 upon completion of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and sets forth the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas and natural gas liquids. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q3 2005	Q2 2005 (June 1 to 30)
Financial *($ thousands, except per share amounts)*		
Petroleum and natural gas sales, before royalties	5,599	1,460
Funds generated from operations	2,993	739
Per share - basic	$ 0.12	$ 0.03
Per share - diluted	$ 0.10	$ 0.03
Net Income	467	119
Per share - basic	$ 0.02	$ –
Per share - diluted	$ 0.02	$ –
Total assets	81,848	71,041
Operations		
Average production		
Natural gas *(Mcf per day)*	5,664	5,514
Natural gas liquids *(bbls per day)*	112	115
Total *(BOE per day)*	1,056	1,034

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIRD QUARTER 2005 RESULTS

Production and Prices

Fairquest recorded average natural gas production of 5,664 Mcf per day and 112 bbls per day of associated natural gas liquids during the third quarter. All of the Company's production was from properties acquired from Fairborne Energy Ltd. pursuant to the Plan of Arrangement. Fairquest plans to tie-in additional production in the fourth quarter of 2005 as a result of its successful third quarter drilling program. Exit production for 2005 is currently expected to approximate 1,500 BOE per day.

	Three months ended September 30, 2005	Four months ended September 30, 2005
Prices		
Natural gas *($ per Mcf)*	9.41	8.93
Natural gas liquids *($ per bbl)*	67.28	67.21
Total *($ per BOE)*	57.62	55.07

Fairquest benefited from continued strength in commodity prices during the third quarter, realizing a natural gas price of $9.41 per Mcf and an average price of $67.28 per bbl for associated natural gas liquids. Fairquest does not currently utilize any hedging or fixed sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $5.7 million in the third quarter and $7.2 million year to date.

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Revenues		
Natural gas	4,905	6,134
Natural gas liquids	694	925
Other income	145	150
Total	5,744	7,209

Royalties

Fairquest recorded royalty expense of $1.2 million for the three months ended September 30, 2005 for an effective royalty rate of 22.1%. The Company expects royalties to range between 22% and 24% for the remainder of 2005.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the TransCanada natural gas pipeline. Fairquest has a contract directly with its marketing company for transportation costs. Consistent with the third quarter cost of $1.41 per BOE, the Company expects transportation costs to be between $1.20 and $1.50 per BOE for the remainder of 2005.

Operating Expenses

Fairquest recorded operating costs of $756,000 or $7.78 per BOE for the three months ended September 30, 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating costs of approximately $8.00 for the remainder of 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Netbacks

($ per BOE)	Three months ended September 30, 2005	Four months ended September 30, 2005
Revenue	57.62	55.07
Royalties	(12.74)	(12.14)
Transportation costs	(1.41)	(1.38)
Operating costs	(7.78)	(7.84)
Operating netback	35.69	33.71

Strong commodity prices resulted in an increased operating netback of $35.69 per BOE for the third quarter of 2005 compared to the second quarter netback of $27.49 per BOE.

General and Administrative ("G&A") Expenses

Fairquest recorded $802,000 ($5.46 per BOE) for G&A expenses during the third quarter ended September 30, 2005. The per unit G & A costs will decrease in the future as additional production is placed on-stream. G&A expenses for the third quarter included $395,000 payable to Fairborne under the Technical Services Arrangement and $217,000 of non-cash compensation expense for stock options and performance shares issued by Fairquest.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the third quarter was $1.8 million, including accretion, or $18.22 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the third quarter.

At September 30, 2005 the Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $2.4 million, the present value of which is $797,000. Accretion of asset retirement obligations in the third quarter of 2005 was $17,000 ($0.17 per BOE).

Taxes

Fairquest recorded a future tax expense of $0.5 million in the third quarter of 2005 for an effective tax rate equal to 52% primarily as a result of non-deductible crown charges and compensation expenses. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset resulted from future tax deductions based on fair market values which are in excess of the carrying values used to record the acquisition in Fairquest's accounting records. Based on available tax pools, expected capital expenditures and forecast net income for 2005, the Company does not anticipate paying cash taxes other than capital taxes in 2005 and 2006.

Funds Generated from Operations and Net Income

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Funds generated from operations	2,993	3,792
Per share – basic	$ 0.12	$ 0.15
Per share – diluted	$ 0.10	$ 0.13
Net Income	467	586
Per share – basic	$ 0.02	$ 0.02
Per share – diluted	$ 0.02	$ 0.02

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unit Analysis

	Three months ended September 30, 2005 ($thousands)	($ per BOE)
Production revenue	5,599	57.62
Less:		
Royalties	1,238	12.74
Transportation costs	137	1.41
Operating expenses	756	7.78
General & administrative *	585	6.02
Interest (income)	(145)	(1.49)
Capital taxes	35	0.36
Funds generated from operations	2,993	30.80
Compensation expense	217	2.23
Depletion, depreciation and accretion	1,770	18.22
Future income taxes	539	5.55
Net Income	467	4.80

* *net of compensation expense (non-cash)*

	Four months ended September 30, 2005 ($thousands)	($ per BOE)
Production revenue	7,059	55.07
Less:		
Royalties	1,556	12.14
Transportation costs	177	1.38
Operating expenses	1,005	7.84
General & administrative *	699	5.46
Interest (income)	(150)	(1.17)
Capital taxes	40	0.31
Funds generated from operations	3,732	29.11
Compensation expense	255	1.99
Depletion, depreciation and accretion	2,250	17.55
Future income taxes	641	5.01
Net Income	586	4.56

* *net of compensation expense (non-cash)*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash and Short-term Investments

At September 30, 2005, Fairquest had $7.1 million in cash and term deposits with maturities of less than three months. In addition Fairquest had $8.0 million invested in bearer deposit notes that are also readily convertible to cash. The majority of these cash balances are attributable to funds remaining from the private placement of $26.6 million completed in June 2005 with the balance of the private placement used for capital spending during the third quarter. The Company plans to utilize its cash balances, together with funds generated from operations to fund capital expenditures over the remainder of 2005.

Capital Expenditures

Fairquest's exploration and development expenditures for the four months ended September 30, 2005 totalled $21.0 million, the majority of which was focused on drilling activities.

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Exploration and development		
Land and lease acquisitions	393	417
Geological and geophysical	58	58
Drilling, completions and workovers	18,832	19,423
Well equipment and facilities	997	1,134
	20,280	21,032
Property acquisitions	–	40,955
Total	20,280	61,987

Fairquest undertook an active drilling program during the third quarter drilling 13.0 (5.0 net) wells with a 100% success rate resulting in 9 (3.7) natural gas wells and 4 (1.3) oil wells. Fairquest's most active area of operations has been at Columbia/Harlech and the Deep Basin, both located in West Central Alberta, which represented 85 percent of the capital program. Both of these areas will continue to command capital through the next year of operations. Fairquest has budgeted to spend approximately $30 million for capital expenditures in the fourth quarter of 2005 to tie in production from the third quarter drilling program and drill an additional 10 (4.5 net) wells. This capital program will be financed through a combination of funds generated from operations, proceeds from the recent equity issue and available bank indebtedness. New production from wells drilled is expected to add between 400 and 500 BOE per day of production by year end.

The acquisition of properties from Fairborne on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as at their carrying value of $41.7 million.

Bank Indebtedness

At September 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series and 1,000,000 performance shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share exerciseable until May 31, 2010. All of the common shares, warrants and Performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairquest issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers of the flow-through common shares effective on or before December 31, 2005.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

	November 4, 2005	September 30, 2005
Common shares	28,048,831	26,048,831
Warrants	4,740,000	4,740,000
Performance shares	1,000,000	1,000,000
Stock options	1,188,400	1,188,400
Weighted average common shares		
Basic	n/a	24,950
Diluted	n/a	28,661

Commitments

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is committed to shared services to mange its activities on a cost recovery basis with Fairborne. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

INTERIM FINANCIAL STATEMENTS

INTERIM BALANCE SHEET *(Unaudited)*

($ thousands)		September 30, 2005
Assets		
Current assets		
Cash and cash equivalents	$	7,142
Short term investments		8,000
Accounts receivable		4,422
		19,564
Capital assets *(Note 3)*		60,534
Future income taxes *(Note 6)*		1,750
	$	81,848
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	$	10,706
Asset retirement obligation *(Note 5)*		797
Shareholders' Equity		
Capital stock and warrants *(Note 7)*		68,504
Contributed surplus *(Note 7)*		255
Retained earnings		586
		69,345
	$	81,848

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS *(Unaudited)*

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Revenue		
Petroleum and natural gas	$ 5,599	$ 7,059
Royalties	(1,238)	(1,556)
Transportation	(137)	(177)
Interest	145	150
	4,369	5,476
Expenses		
Operating	756	1,005
General and administrative	802	954
Depletion, depreciation and accretion	1,770	2,250
	3,328	4,209
Income before taxes	1,041	1,267
Taxes *(Note 6)*		
Future	539	641
Capital	35	40
	574	681
Net income	467	586
Retained earnings, beginning of period	119	
Retained earnings, end of period	$ 586	$ 586
Net income per share *(Note 7)*		
Basic	$ 0.02	$ 0.02
Diluted	$ 0.02	$ 0.02

See accompanying notes to the interim financial statements.

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF CASH FLOWS *(Unaudited)*

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Cash provided by (used in):		
Operating activities		
Net income	$ 467	$ 586
Items not involving cash		
Depletion, depreciation and accretion	1,770	2,250
Compensation expense	217	255
Future income taxes	539	641
	2,993	3,732
Change in non-cash working capital	331	(341)
	3,324	3,391
Financing activities		
Issuance of common shares, warrants and performance shares, net of costs	–	35,158
Repayment of bank debt	–	(10,000)
	–	25,158
Investing activities		
Capital expenditures	(20,280)	(21,032)
Short term investments	(8,000)	(8,000)
Change in non-cash working capital	6,809	7,625
	(21,471)	(21,407)
Change in cash and cash equivalents	(18,147)	7,142
Cash and cash equivalents, beginning of period	25,289	–
Cash and cash equivalents, end of period	$ 7,142	$ 7,142

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to September 30, 2005 *(unaudited)*
(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS:

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 upon completion of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

As at September 30, 2005, accounts payable included $2.6 million due to Fairborne, which includes joint venture amounts including capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

INTERIM FINANCIAL STATEMENTS

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

INTERIM FINANCIAL STATEMENTS

i) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	September 30, 2005
Petroleum and natural gas properties and equipment	$ 62,762
Accumulated depletion and depreciation	(2,228)
	$ 60,534

As at September 30, 2005, costs of acquiring unproved properties in the amount of $9.2 million were excluded from the depletion calculation. In addition, costs of $9.6 million were excluded related to wells that were not yet completed or evaluated at September 30, 2005. Included in the Company's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At September 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

INTERIM FINANCIAL STATEMENTS

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $2.4 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Four Months ended September 30, 2005
Transfer of assets through Plan of Arrangement (Note 2)	$ 757
Liabilities incurred	18
Accretion expense	22
Balance, September 30, 2005	$ 797

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	Four Months ended September 30, 2005
Earnings before taxes	$ 1,267
Combined federal and provincial tax rate	37.6%
Computed "expected" income tax expense	476
Increase (decrease) in income taxes resulting from:	
Non-deductible crown charges	350
Non-deductible stock based compensation	96
Resource allowance	(289)
Other	8
Future income taxes	641
Capital taxes	40
Total taxes	$ 681

The components of the future income tax asset at September 30, 2005 are as follows:

Petroleum and natural gas properties and equipment	$ 996
Asset retirement obligations	253
Share issue costs	501
Future income tax asset	$ 1,750

INTERIM FINANCIAL STATEMENTS

7. CAPITAL STOCK

a) Authorized

(I) *Unlimited number of common shares; and*

(II) *An unlimited number of first preferred shares, issuable in series; and*

(III) *1,000,000 Performance Shares.*

b) Issued and Outstanding

	Number of Shares		Amount
Common Shares			
Issued on incorporation	1	$	–
Issued pursuant to private placement	4,740,000		8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830		32,845
Issued for cash	4,000,000		26,600
Share issue costs	–		(1,453)
Future tax benefit of issue costs	–		501
Balance, September 30, 2005	26,048,831	$	67,421
Warrants			
Issued pursuant to private placement	4,740,000	$	1,073
Balance, September 30, 2005	4,740,000	$	1,073
Performance Shares			
Issued pursuant to private placement	1,000,000	$	10
Balance, September 30, 2005	1,000,000	$	10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire May 31, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance

INTERIM FINANCIAL STATEMENTS

Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each outstanding Performance Shares at a redemption price of $0.01 per share. The weighted average fair value of the Performance Shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, the Company issued 4,000,000, pursuant to a private placement, common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	Three months ended September 30, 2005	Four months ended September 30, 2005
Basic	26,049,000	21,950,000
Diluted	29,760,000	28,661,000

The reconciling item between the basic and diluted average common shares are outstanding stock options, Performance shares and warrants. Excluded from weighted average common shares are 1,188,400 stock options which are not dilutive under treasury method calculations.

d) Stock Options

There are 1,188,400 stock options outstanding at September 30, 2005 with an average exercise price of $7.29 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13 and August 29, 2010.

e) Contributed Surplus

	Four Months ended September 30, 2005
Balance, beginning of period	$ –
Stock based compensation expense	
Stock options	204
Performance shares	51
Balance, September 30, 2005	$ 255

The weighted average fair value of stock options granted during the period from June 1 to September 30, 2005 was $1.86 per option and the weighted average fair value of Performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

INTERIM FINANCIAL STATEMENTS

8. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

9. SUBSEQUENT EVENTS

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers of the flow-through common shares effective on or before December 31, 2005.

INFORMATION FOR SHAREHOLDERS

READER ADVISORY: *Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairquest Energy Limited ('Fairquest'), contains forward looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairquest could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairquest will derive therefrom. Fairquest disclaims any intention or obligation to update or revise any forward-looking statements,whether as a result of new information, future events or otherwise, unless required by applicable law. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairquest Energy Limited is a growth oriented, junior gas exploration, development and production company operating exclusively in western Canada. Fairquest's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FQE".*

INFORMATION FOR SHAREHOLDERS

FAIRQUEST ENERGY LIMITED

3400, 450 – First Street S.W.
Calgary, Alberta T2P 5H1
Telephone [403] 290-7750
Fax [403] 290-3216

Email: info@fairquestenergy.com
Website: www.fairquestenergy.com

DIRECTORS

Richard A. Walls
Robert A. Maitland
Donald J. Nelson
Gary F. Aitken
Brian A. Felesky
David M. Fitzpatrick

OFFICERS

Richard A. Walls
Robert A. Maitland

STOCK EXCHANGE LISTING

The Toronto Stock Exchange
Trading Symbol: **FQE**

For further information,
please contact:

Richard A. Walls
President, and Chief Executive Officer

or,

Robert A. Maitland
Vice-President Finance and
Chief Financial Officer

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") was prepared at, and is dated, November 7, 2005. This MD&A is provided by the management of Fairquest Energy Ltd. ("Fairquest" or the "Company") to review third quarter 2005 activities. This MD&A should be read in conjunction with the unaudited interim financial statements including notes for the period from commencement of operations on June 1 to September 30, 2005. Additional information relating to Fairquest, is available on SEDAR at www.sedar.com.

NATURE OF BUSINESS: Fairquest was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 under a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd.

Fairquest maintains its head office in Calgary and is engaged in the business of exploring for, developing, acquiring and producing crude oil and natural gas in Western Canada. Fairquest follows a strategy of balancing risk and reward by focusing on opportunities by geographic area and prospect type. Within these select areas, Fairquest develops a portfolio of exploration and development prospects in conjunction with an active acquisition strategy.

FORWARD LOOKING STATEMENTS: This MD&A contains forward-looking statements. Forward-looking statements are based on current expectations that involve a number of risks and uncertainties which could cause events or results to differ materially from those reflected in the MD&A. Forward-looking statements are based on the estimates and opinions of Fairquest's management at the time the statements were made. Fairquest assumes no obligation to update forward-looking statements should circumstances or management's estimates change except as required by applicable law.

NON-GAAP TERMS: This document contains the terms "funds generated from operations" and "netbacks" which are non-GAAP terms. The Company uses these measures to help evaluate its performance. The Company considers corporate netbacks a key measure as it demonstrates its profitability relative to current commodity prices. The Company considers funds generated from operations a key measure as it demonstrates Fairquest's ability to generate funds necessary to repay debt and to fund future growth through capital investment. Funds generated from operations should not be considered as an alternative to, or more meaningful than, cash flow from operating activities as determined in accordance with Canadian GAAP as an indicator of Fairquest's performance. Fairquest's determination of funds generated from operations may not be comparable to that reported by other companies. The reconciliation between net income and funds generated from operations can be found in the statement of cash flows in the financial statements. Fairquest also presents funds generated from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of income per share.

BOE CONVERSIONS: Barrel of oil equivalent ("BOE") amounts may be misleading, particularly if used in isolation. A BOE conversion ratio has been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel and is based on an energy equivalent conversion method application at the burner tip and does not necessarily represent an economic value equivalency at the wellhead.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

PLAN OF ARRANGEMENT

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 upon completion of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and securityholders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne Energy Ltd. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and sets forth the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas and natural gas liquids. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months prior written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

QUARTERLY FINANCIAL INFORMATION

The following is a summary of selected financial information for the quarterly periods indicated:

	Q3 2005	Q2 2005 (June 1 to 30)
Financial *($ thousands, except per share amounts)*		
Petroleum and natural gas sales, before royalties	5,599	1,460
Funds generated from operations	2,993	739
Per share - basic	$ 0.12	$ 0.03
Per share - diluted	$ 0.10	$ 0.03
Net Income	467	119
Per share - basic	$ 0.02	$ —
Per share - diluted	$ 0.02	$ —
Total assets	81,848	71,041
Operations		
Average production		
Natural gas *(Mcf per day)*	5,664	5,514
Natural gas liquids *(bbls per day)*	112	115
Total *(BOE per day)*	1,056	1,034

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIRD QUARTER 2005 RESULTS

Production and Prices

Fairquest recorded average natural gas production of 5,664 Mcf per day and 112 bbls per day of associated natural gas liquids during the third quarter. All of the Company's production was from properties acquired from Fairborne Energy Ltd. pursuant to the Plan of Arrangement. Fairquest plans to tie-in additional production in the fourth quarter of 2005 as a result of its successful third quarter drilling program. Exit production for 2005 is currently expected to approximate 1,500 BOE per day.

	Three months ended September 30, 2005	Four months ended September 30, 2005
Prices		
Natural gas *($ per Mcf)*	9.41	8.93
Natural gas liquids *($ per bbl)*	67.28	67.21
Total *($ per BOE)*	57.62	55.07

Fairquest benefited from continued strength in commodity prices during the third quarter, realizing a natural gas price of $9.41 per Mcf and an average price of $67.28 per bbl for associated natural gas liquids. Fairquest does not currently utilize any hedging or fixed sales contracts on its production.

Petroleum and Natural Gas Revenue

Fairquest recorded total revenue of $5.7 million in the third quarter and $7.2 million year to date.

($ thousands)	Three months ended September 30, 2005	Four months ended September 30 2005
Revenues		
Natural gas	4,905	6,134
Natural gas liquids	694	925
Other income	145	150
Total	5,744	7,209

Royalties

Fairquest recorded royalty expense of $1.2 million for the three months ended September 30, 2005 for an effective royalty rate of 22.1%. The Company expects royalties to range between 22% and 24% for the remainder of 2005.

Transportation costs

The majority of Fairquest's transportation costs are transportation and fuel costs associated with usage of the TransCanada natural gas pipeline. Fairquest has a contract directly with its marketing company for transportation costs. Consistent with the third quarter cost of $1.41 per BOE, the Company expects transportation costs to be between $1.20 and $1.50 per BOE for the remainder of 2005.

Operating Expenses

Fairquest recorded operating costs of $756,000 or $7.78 per BOE for the three months ended September 30, 2005. All of Fairquest's properties are currently operated by Fairborne. The Company expects BOE operating costs of approximately $8.00 for the remainder of 2005.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Netbacks

($ per BOE)	Three months ended September 30, 2005	Four months ended September 30, 2005
Revenue	57.62	55.07
Royalties	(12.74)	(12.14)
Transportation costs	(1.41)	(1.38)
Operating costs	(7.78)	(7.84)
Operating netback	35.69	33.71

Strong commodity prices resulted in an increased operating netback of $35.69 per BOE for the third quarter of 2005 compared to the second quarter netback of $27.49 per BOE.

General and Administrative ("G&A") Expenses

Fairquest recorded $802,000 ($5.46 per BOE) for G&A expenses during the third quarter ended September 30, 2005. The per unit G & A costs will decrease in the future as additional production is placed on-stream. G&A expenses for the third quarter included $395,000 payable to Fairborne under the Technical Services Arrangement and $217,000 of non-cash compensation expense for stock options and performance shares issued by Fairquest.

Depletion, Depreciation and Accretion

Depletion and depreciation expense for the third quarter was $1.8 million, including accretion, or $18.22 per BOE. Fairquest's depletion rate reflects the carrying value of properties transferred from Fairborne pursuant to the Plan of Arrangement as well as additions during the third quarter.

At September 30, 2005 the Company estimates its total undiscounted future liability for asset retirement obligations to be approximately $2.4 million, the present value of which is $797,000. Accretion of asset retirement obligations in the third quarter of 2005 was $17,000 ($0.17 per BOE).

Taxes

Fairquest recorded a future tax expense of $0.5 million in the third quarter of 2005 for an effective tax rate equal to 52% primarily as a result of non-deductible crown charges and compensation expenses. Fairquest recorded a tax asset on the transfer of properties from Fairborne under the Plan of Arrangement. The tax asset resulted from future tax deductions based on fair market values which are in excess of the carrying values used to record the acquisition in Fairquest's accounting records. Based on available tax pools, expected capital expenditures and forecast net income for 2005, the Company does not anticipate paying cash taxes other than capital taxes in 2005 and 2006.

Funds Generated from Operations and Net Income

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Funds generated from operations	2,993	3,732
Per share – basic	$ 0.12	$ 0.15
Per share – diluted	$ 0.10	$ 0.13
Net Income	467	536
Per share – basic	$ 0.02	$ 0.02
Per share – diluted	$ 0.02	$ 0.02

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Unit Analysis

	Three months ended September 30, 2005 ($thousands)	($ per BOE)
Production revenue	5,599	57.62
Less:		
Royalties	1,238	12.74
Transportation costs	137	1.41
Operating expenses	756	7.78
General & administrative *	585	6.02
Interest (income)	(145)	(1.49)
Capital taxes	35	0.36
Funds generated from operations	2,993	30.80
Compensation expense	217	2.23
Depletion, depreciation and accretion	1,770	18.22
Future income taxes	539	5.55
Net Income	467	4.80

* *net of compensation expense (non-cash)*

	Four months ended September 30, 2005 ($thousands)	($ per BOE)
Production revenue	7,059	55.07
Less:		
Royalties	1,556	12.14
Transportation costs	177	1.38
Operating expenses	1,005	7.84
General & administrative *	699	5.46
Interest (income)	(150)	(1.17)
Capital taxes	40	0.31
Funds generated from operations	3,732	29.11
Compensation expense	255	1.99
Depletion, depreciation and accretion	2,250	17.55
Future income taxes	641	5.01
Net Income	586	4.56

* *net of compensation expense (non-cash)*

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

LIQUIDITY AND CAPITAL RESOURCES

Cash and Short-term Investments

At September 30, 2005, Fairquest had $7.1 million in cash and term deposits with maturities of less than three months. In addition Fairquest had $8.0 million invested in bearer deposit notes that are also readily convertible to cash. The majority of these cash balances are attributable to funds remaining from the private placement of $26.6 million completed in June 2005 with the balance of the private placement used for capital spending during the third quarter. The Company plans to utilize its cash balances, together with funds generated from operations to fund capital expenditures over the remainder of 2005.

Capital Expenditures

Fairquest's exploration and development expenditures for the four months ended September 30, 2005 totalled $21.0 million, the majority of which was focused on drilling activities.

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Exploration and development		
Land and lease acquisitions	393	417
Geological and geophysical	58	58
Drilling, completions and workovers	18,832	19,423
Well equipment and facilities	997	1,134
	20,280	21,032
Property acquisitions	–	40,955
Total	20,280	61,987

Fairquest undertook an active drilling program during the third quarter drilling 13.0 (5.0 net) wells with a 100% success rate resulting in 9 (3.7) natural gas wells and 4 (1.3) oil wells. Fairquest's most active area of operations has been at Columbia/Harlech and the Deep Basin, both located in West Central Alberta, which represented 85 percent of the capital program. Both of these areas will continue to command capital through the next year of operations. Fairquest has budgeted to spend approximately $30 million for capital expenditures in the fourth quarter of 2005 to tie in production from the third quarter drilling program and drill an additional 10 (4.5 net) wells. This capital program will be financed through a combination of funds generated from operations, proceeds from the recent equity issue and available bank indebtedness. New production from wells drilled is expected to add between 400 and 500 BOE per day of production by year end.

The acquisition of properties from Fairborne on June 1, 2005 was treated as a continuity of interests with the petroleum and natural gas assets recorded as at their carrying value of $41.7 million.

Bank Indebtedness

At September 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks subject to the bank's valuation of the Company's petroleum and natural gas properties. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

Share Capital

The Company is authorized to issue an unlimited number of common shares, an unlimited number of first preferred shares, issuable in series and 1,000,000 performance shares.

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed an initial private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share exerciseable until May 31, 2010. All of the common shares, warrants and Performance shares issued under the initial private placement are subject to 3 year vesting periods and/or contractual hold periods and contain provisions which require holders to remain as Fairquest service providers.

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd. On June 28, 2005, pursuant to a private placement, the Company issued 4,000,000 common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

On October 12, 2005, pursuant to a private placement, Fairquest issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers of the flow-through common shares effective on or before December 31, 2005.

The following table provides a summary of outstanding common shares and other equity instruments as at the dates indicated:

	November 4, 2005	September 30, 2005
Common shares	28,048,831	26,048,831
Warrants	4,740,000	4,740,000
Performance shares	1,000,000	1,000,000
Stock options	1,188,400	1,188,400
Weighted average common shares		
Basic	n/a	24,950
Diluted	n/a	28,661

Commitments

Pursuant to the Technical Services Agreement entered into between Fairquest and Fairborne in conjunction with the Plan of Arrangement, Fairquest is committed to shared services to mange its activities on a cost recovery basis with Fairborne. Fairquest has also committed to drill 25 wells on Fairborne lands over the two year term of the farm-in agreement with Fairborne.

BUSINESS ENVIRONMENT AND RISK

The business risks the Company is exposed to are those inherent in the oil and gas industry as well as those governed by the individual nature of Fairquest's operations. Geological and engineering risks, the uncertainty of discovering commercial quantities of new reserves, commodity prices, interest rate and foreign exchange risks, competition and government regulations – all of these govern the businesses and influence the controls and management at the Company. Fairquest manages these risks by:

- attracting and retaining a team of highly qualified and motivated professionals who have a vested interest in the success of the Company;
- operating properties in order to identify and capitalize on opportunities;
- employing risk management instruments to minimize exposure to fluctuation in commodity prices, interest rate and foreign exchange rates;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

- maintaining a strong financial position; and
- maintaining strict environmental, safety and health practices.

CRITICAL ACCOUNTING ESTIMATES

Depletion and depreciation expense

The Company uses the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, including future development costs, net of certain costs related to unproved properties is subject to amortization as depletion and depreciation expense. Depletion and depreciation expense is calculated on a unit-of-production based on estimated proved reserves.

The costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

Full cost accounting ceiling test

The carrying value of petroleum and natural gas properties and equipment is reviewed at least annually for impairment. Any impairment would be included as additional depletion and depreciation in the period which it occurred. The carrying value is based on estimates of proved reserves, production rates, commodity prices, future capital costs, royalty rates and other assumptions. By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

Asset Retirement Obligation ("ARO")

The Company estimates the fair value of ARO in the period in which it is incurred and records an ARO liability with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on estimated proved reserves. The liability amount is increased each reporting period due to the passage of time based on an estimated risk-free interest rate, and the amount of accretion is expensed to income in the period.

Income Taxes

The Company follows the liability method of accounting for income taxes. The determination of the Company's income and other tax liabilities requires interpretation of laws and regulations, which are revised periodically. All tax filings are subject to audit and could be reassessed after a considerable period of time. Future tax assets and liabilities are booked at substantively enacted future income tax rates which include changes over a period of time. The rate used by the Company is based on estimated future net revenues, estimated future depletion rates and other assumptions. Accordingly, the actual income tax liability may differ significantly from the amounts estimated and can impact the current and future income tax expense recorded in future periods.

INTERIM FINANCIAL STATEMENTS

INTERIM BALANCE SHEET *(Unaudited)*

($ thousands)	September 30, 2005
Assets	
Current assets	
Cash and cash equivalents	$ 7,142
Short term investments	8,000
Accounts receivable	4,422
	19,564
Capital assets *(Note 3)*	60,534
Future income taxes *(Note 6)*	1,750
	$ 81,848
Liabilities	
Current liabilities	
Accounts payable and accrued liabilities	$ 11,706
Asset retirement obligation *(Note 5)*	797
Shareholders' Equity	
Capital stock and warrants *(Note 7)*	68,504
Contributed surplus *(Note 7)*	255
Retained earnings	586
	69,345
	$ 81,848

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF OPERATIONS AND RETAINED EARNINGS *(Unaudited)*

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Revenue		
Petroleum and natural gas	$ 5,599	$ 7,059
Royalties	(1,238)	(1,556)
Transportation	(137)	(177)
Interest	145	150
	4,369	5,476
Expenses		
Operating	756	1,005
General and administrative	802	954
Depletion, depreciation and accretion	1,770	2,250
	3,328	4,209
Income before taxes	1,041	1,267
Taxes *(Note 6)*		
Future	539	641
Capital	35	40
	574	681
Net income	467	586
Retained earnings, beginning of period	119	
Retained earnings, end of period	$ 586	$ 586
Net income per share *(Note 7)*		
Basic	$ 0.02	$ 0.02
Diluted	$ 0.02	$ 0.02

See accompanying notes to the interim financial statements.

INTERIM FINANCIAL STATEMENTS

INTERIM STATEMENT OF CASH FLOWS *(Unaudited)*

($ thousands)	Three months ended September 30, 2005	Four months ended September 30, 2005
Cash provided by (used in):		
Operating activities		
Net income	$ 467	$ 586
Items not involving cash		
Depletion, depreciation and accretion	1,770	2,250
Compensation expense	217	255
Future income taxes	539	641
	2,993	3,732
Change in non-cash working capital	331	(341)
	3,324	3,391
Financing activities		
Issuance of common shares, warrants and performance shares, net of costs	–	35,158
Repayment of bank debt	–	(10,000)
	–	25,158
Investing activities		
Capital expenditures	(20,280)	(21,032)
Short term investments	(8,000)	(8,000)
Change in non-cash working capital	6,809	7,625
	(21,471)	(21,407)
Change in cash and cash equivalents	(18,147)	7,142
Cash and cash equivalents, beginning of period	25,289	–
Cash and cash equivalents, end of period	**$ 7,142**	**$ 7,142**

See accompanying notes to the interim financial statements

INTERIM FINANCIAL STATEMENTS

NOTES TO THE INTERIM FINANCIAL STATEMENTS

For the period from commencement of operations on June 1 to September 30, 2005 *(unaudited)*

(tabular amounts are stated in thousands of dollars except per share amounts)

NATURE OF OPERATIONS:

Fairquest Energy Limited (the "Company" or "Fairquest") was incorporated on March 7, 2005 and commenced commercial operations on June 1, 2005 upon completion of a Plan of Arrangement involving Fairborne Energy Ltd., Fairborne Energy Trust ("Fairborne"), Fairquest and security holders of Fairborne Energy Ltd. ("Plan of Arrangement"). Pursuant to the Plan of Arrangement, Fairquest acquired certain petroleum and natural gas properties of Fairborne. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value.

RELATIONSHIP WITH FAIRBORNE ENERGY TRUST

As a result of the Plan of Arrangement, Fairquest and Fairborne have joint interests in certain properties and undeveloped land. In addition, the companies have entered into farm-in agreements whereby Fairquest received an option to farm-in on 83,000 net acres of Fairborne exploratory lands.

In conjunction with the Plan of Arrangement, Fairborne and Fairquest entered into a Technical Services Agreement which provides for the shared services required to manage Fairquest's activities and govern the allocation of general and administrative expenses between the entities. Under the Technical Services Agreement, Fairquest is charged a technical services fee by Fairborne, on a cost recovery basis, in respect of the management, development, exploitation, operations and marketing activities on the basis of relative production and capital expenditures. In addition, under the Technical Services Agreement, Fairborne markets Fairquest's natural gas, crude oil and natural gas liquids. For the period June 1 to September 30, 2005 the technical services fee was $434,000. The Technical Services Agreement has no set termination date and will continue until terminated by either party with six months written notice to the other party or on some other date as may be mutually agreed. As contemplated in the Plan of Arrangement, the Company has issued Performance Shares to the employees of Fairborne as service providers to Fairquest.

As at September 30, 2005, accounts payable included $2.6 million due to Fairborne, which includes joint venture amounts including capital expenditures.

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of presentation

The financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles.

b) Petroleum and natural gas operations

The Company follows the full cost method of accounting for petroleum and natural gas properties and facilities whereby all costs associated with the exploration for and development of petroleum and natural gas reserves are capitalized. Such costs include land acquisition costs, geological and geophysical costs, lease rental costs on non-producing properties, costs of both productive and unproductive drilling and production equipment. Gains or losses are not recognized upon disposition of petroleum and natural gas properties unless crediting the proceeds against accumulated costs would result in a change in the depletion rate of 20% or more.

The accumulated costs, less the costs of unproved properties, are depleted and depreciated using the unit-of-production method based on total proved reserves before royalties as determined by independent evaluators. Natural gas reserves and production are converted into equivalent barrels of oil based upon the estimated relative energy content.

The costs of acquiring and evaluating unproved properties, are initially excluded from depletion calculations. These properties are assessed periodically to ascertain whether impairment has occurred. When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of impairment is added to the costs subject to depletion.

INTERIM FINANCIAL STATEMENTS

The Company places a limit on the carrying value of petroleum and natural gas properties and equipment, which may be depleted against revenues of future periods (the "ceiling test"). The carrying value is assessed to be recoverable when the sum of the undiscounted cash flows expected from the production of proved reserves, the lower of cost and market of unproved properties and the cost of major development projects exceeds the carrying value. When the carrying value is not assessed to be recoverable, an impairment loss is recognized to the extent that the carrying value of assets exceeds the sum of the discounted cash flows expected from the production of proved and probable reserves, the lower of cost and market of unproved properties and the cost of major development projects. The cash flows are estimated using expected future product prices and costs and are discounted using a risk-free interest rate.

c) Asset retirement obligations ("ARO")

The Company recognizes the fair value of ARO in the period in which it is incurred when a reasonable estimate of the fair value can be made. The fair value of the estimated ARO is recorded as a liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on the unit-of-production method based on proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is expensed to income in the period. Actual costs incurred upon the settlement of the ARO are charged against the ARO.

d) Interest in joint ventures

Substantially all of the Company's oil and gas exploration and development activities are conducted jointly with others and, accordingly, the financial statements reflect only the Company's proportionate interest in such activities.

e) Stock-Based Compensation

The Company has a stock based compensation plan, which is described in Note 7. Compensation expense associated with the stock based compensation plan is recognized in income over the vesting period of the plan with a corresponding increase in contributed surplus. Compensation expense is based on the fair value of the stock based compensation at the date of the grant using a Black-Scholes option pricing model.

Any consideration received upon exercise of the stock based compensation together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as an increase in capital stock.

f) Income Taxes

The Company uses the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is recorded against any future income tax assets if it is more likely than not that the asset will not be realized.

g) Cash and cash equivalents

The Company considers cash and short term deposits with original maturities of three months or less as cash and cash equivalents.

h) Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and revenue and expenses for the period then ended. Actual results could differ from those estimates.

The amounts recorded for depletion and depreciation and the provision for asset retirement obligations are based on estimates. The ceiling test calculation is based on estimates of proved and probable reserves, production rates, petroleum and natural gas prices, future costs and relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and may impact the consolidated financial statements of future periods.

INTERIM FINANCIAL STATEMENTS

i) Per Share Information

Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury-stock method, which assumes that any proceeds obtained on the exercise of in the money options and warrants would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

j) Revenue Recognition

Revenue from the sale of oil and natural gas is recognized when the product is delivered. Revenue from processing and other miscellaneous sources is recognized upon completion of the relevant service.

2. TRANSFER OF ASSETS AND COMMENCEMENT OF COMMERCIAL OPERATIONS

Under the Plan of Arrangement, Fairborne transferred to Fairquest certain producing petroleum and natural gas properties, undeveloped lands and a portion of its bank debt. The assets and liabilities transferred to Fairquest were accounted for on a continuity of interest basis and recorded at their carrying value as follows:

Net assets received:	
Petroleum and natural gas properties and equipment	$ 41,712
Future income taxes	1,890
Bank debt assumed	(10,000)
Asset retirement obligations	(757)
Deficit	3,766
Common shares issued (17,308,830 shares)	36,611
Reduction of stated capital	(3,766)
Common shares	$ 32,845

Pursuant to the Plan of Arrangement, the deficit was eliminated by an equal reduction to the stated share capital of common shares.

3. CAPITAL ASSETS

	September 30, 2005
Petroleum and natural gas properties and equipment	$ 62,762
Accumulated depletion and depreciation	(2,228)
	$ 60,534

As at September 30, 2005, costs of acquiring unproved properties in the amount of $9.2 million were excluded from the depletion calculation. In addition, costs of $9.6 million were excluded related to wells that were not yet completed or evaluated at September 30, 2005. Included in the Company's petroleum and natural gas properties and equipment balance is $0.8 million relating to asset retirement obligation, net of accumulated depletion.

4. BANK INDEBTEDNESS

At September 30, 2005 the Company has available $16 million of demand operating credit facilities from a syndicate of Canadian chartered banks based on the bank's valuation of the Company's petroleum and natural gas properties. The facilities bear interest at the bank's prime rate, banker's acceptance rates, or Libor rates plus margins ranging from 0.0% to 1.4% depending on financial statement ratios and the nature of the advance. The facilities are secured by a first ranking floating charge on all real property of the Company and a general security agreement.

INTERIM FINANCIAL STATEMENTS

5. ASSET RETIREMENT OBLIGATIONS

The Company's asset retirement obligations result from net ownership interests in petroleum and natural gas assets including well site, gathering systems and processing facilities. The Company estimated the total undiscounted amount required to settle its asset retirement obligations to be approximately $2.4 million which is scheduled to be incurred between 2018 and 2020. The majority of the costs are scheduled to be incurred in 2018. A credit-adjusted risk-free interest rate of 8.5 percent and an inflation rate of 1.5 percent was used to calculate the fair value of the asset retirement obligations.

A reconciliation of the asset retirement obligations is provided below:

	Four Months ended September 30, 2005
Transfer of assets through Plan of Arrangement (Note 2)	$ 757
Liabilities incurred	18
Accretion expense	22
Balance, September 30, 2005	$ 797

6. FUTURE INCOME TAXES

The provision for income taxes in the financial statements differs from the result which would have been obtained in applying the combined federal and provincial tax rate to the Company's earnings before income taxes. The difference results from the following items:

	Four Months ended September 30, 2005
Earnings before taxes	$ 1,267
Combined federal and provincial tax rate	37.6%
Computed "expected" income tax expense	476
Increase (decrease) in income taxes resulting from:	
Non-deductible crown charges	350
Non-deductible stock based compensation	96
Resource allowance	(289)
Other	8
Future income taxes	641
Capital taxes	40
Total taxes	$ 681

The components of the future income tax asset at September 30, 2005 are as follows:

Petroleum and natural gas properties and equipment	$ 996
Asset retirement obligations	253
Share issue costs	501
Future income tax asset	$ 1,750

INTERIM FINANCIAL STATEMENTS

7. CAPITAL STOCK

a) Authorized

(I) Unlimited number of common shares; and

(II) An unlimited number of first preferred shares, issuable in series; and

(III) 1,000,000 Performance Shares.

b) Issued and Outstanding

	Number of Shares		Amount
Common Shares			
Issued on incorporation	1	$	–
Issued pursuant to private placement	4,740,000		8,928
Issued pursuant to Plan of Arrangement (Note 2)	17,308,830		32,845
Issued for cash	4,000,000		26,600
Share issue costs	–		(1,453)
Future tax benefit of issue costs	–		501
Balance, September 30, 2005	26,048,831	$	67,421
Warrants			
Issued pursuant to private placement	4,740,000	$	1,073
Balance, September 30, 2005	4,740,000	$	1,073
Performance Shares			
Issued pursuant to private placement	1,000,000	$	10
Balance, September 30, 2005	1,000,000	$	10

On June 1, 2005, prior to completion of the Plan of Arrangement, Fairquest completed a private placement of 4,740,000 units at a price of $2.11 per unit and 1,000,000 Performance Shares at a price of $0.01 per share for total gross proceeds of $10 million. Each unit included one common share and one warrant to acquire a common share at a price of $3.17 per share. The common shares are subject to a contractual hold period and will be released as to one-third of the aggregate number held on each of June 1, 2006, 2007 and 2008. Any holder that ceases to be a Fairquest service provider will not be entitled to any further releases.

The warrants are exercisable as to one-third on each of June 1, 2006, 2007 and 2008 and expire May 31, 2010. The weighted average fair value of warrants was determined using the Black-Scholes valuation model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years. In the event that a subscriber voluntarily ceases to be a Fairquest service provider or is terminated with cause, such person shall lose all unvested warrants.

The Performance Shares were issued for cash and recorded at $0.01 per share. The Performance Shares are convertible into the percentage of a common share equal to the weighted average trading price of the common shares for the five trading days prior to such conversion (the "Fairquest Price"), less $2.11, if positive, divided by the Fairquest Price. The Performance Shares become convertible into common shares as to one third on each of June 1, 2006, 2007 and 2008 and will be automatically converted if not previously converted on June 1, 2010. If the holder ceases to be a Fairquest service provider before the Performance Shares become convertible, Fairquest may, subject to applicable law, redeem each Performance

INTERIM FINANCIAL STATEMENTS

Share at a redemption price of $0.01 per share. If the Fairquest Price less $2.11 is not positive on the conversion date, Fairquest will, subject to applicable law, redeem each outstanding Performance Shares at a redemption price of $0.01 per share. The weighted average fair value of the Performance Shares was determined using the Black-Scholes valuation model with the resulting value recorded as compensation cost over the vesting term of the shares (Note 7(e)).

On June 1, 2005, pursuant to the Plan of Arrangement, 17,308,830 common shares were issued to the former shareholders of Fairborne Energy Ltd.

On June 28, 2005, the Company issued 4,000,000, pursuant to a private placement, common shares at a price of $6.65 per share for gross proceeds of $26.6 million.

c) Per Share Amounts

The following table summarizes the weighted average common shares used in calculating net income per share:

	Three months ended September 30, 2005	Four months ended September 30, 2005
Basic	26,049,000	24,950,000
Diluted	29,760,000	28,661,000

The reconciling item between the basic and diluted average common shares are outstanding stock options, Performance shares and warrants. Excluded from weighted average common shares are 1,188,400 stock options which are not dilutive under treasury method calculations.

d) Stock Options

There are 1,188,400 stock options outstanding at September 30, 2005 with an average exercise price of $7.29 per share. Options vest evenly over a three year period and expire five years from the date of grant. The outstanding options expire between June 13 and August 29, 2010.

e) Contributed Surplus

	Four Months ended September 30, 2005
Balance, beginning of period	$ —
Stock based compensation expense	
Stock options	204
Performance shares	51
Balance, September 30, 2005	$ 255

The weighted average fair value of stock options granted during the period from June 1 to September 30, 2005 was $1.86 per option and the weighted average fair value of Performance shares granted during the same period was $0.48 per share using the Black-Scholes option pricing model with the following weighted average assumptions: risk free rate of 4 percent, expected volatility of 30 percent and an expected life of 3 years.

INTERIM FINANCIAL STATEMENTS

8. FINANCIAL INSTRUMENTS

a) Credit Risk:

A significant portion of the Company's accounts receivable is from an oil and gas marketing agent and is subject to normal industry credit risks.

b) Fair value of financial instruments:

The carrying value of the Company's financial instruments approximate their fair value due to their short maturity.

9. SUBSEQUENT EVENTS

On October 12, 2005, pursuant to a private placement, Fairborne issued 1,000,000 common shares at a price of $10.00 per share and 1,000,000 flow-through common shares at a price of $13.00 per flow-through common share, resulting in gross proceeds of $23 million. Proceeds of the private placement are planned for exploration and development expenses on Fairquest's oil and natural gas properties. Flow-through expenditures on Canadian exploration expenses will be renounced to subscribers of the flow-through common shares effective on or before December 31, 2005.

INFORMATION FOR SHAREHOLDERS

READER ADVISORY: *Certain information set forth in this document, including managements' assessment of the future plans and operations of Fairquest Energy Limited ('Fairquest'), contains forward looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward looking statements. The actual results, performance or achievement of Fairquest could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward looking statements will transpire or occur, or if any of them do so, what benefits that Fairquest will derive therefrom. Fairquest disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable law. BOE disclosure may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf to 1 Bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Fairquest Energy Limited is a growth oriented, junior gas exploration, development and production company operating exclusively in western Canada. Fairquest's common shares are publicly traded on the Toronto Stock Exchange under the trading symbol "FQE".*

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, ROBERT A. MAITLAND, Vice-President, Finance and Chief Financial Officer of Fairquest Energy Limited, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited, (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 7, 2005

Robert A. Maitland
Vice-President, Finance and
Chief Financial Officer
Fairquest Energy Limited

FORM 52-109FT2

CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, RICHARD A WALLS, President and Chief Executive Officer of Fairquest Energy Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Fairquest Energy Limited., (the issuer) for the interim period ending September 30, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 7, 2005

Richard A. Walls
President and Chief Executive Officer
Fairquest Energy Limited

G:\057383\0014\Certification of Interim Filings (Walls).doc